Form 10-K, Exhibit 13
period 1996-03-31
CHAD THERAPEUTICS INC
filed 1996-06-25
CIK 713492

                                                              Exhibit 13.1


                             NET EARNINGS PER SHARE


                                    [GRAPH]


                              SHAREHOLDERS' EQUITY


                                    [GRAPH]



                                  TOTAL ASSETS


                                    [GRAPH]



SELECTED FINANCIAL DATA


                                                                           YEARS ENDED MARCH 31,
                                                    -----------------------------------------------------------------
                                                        1996          1995         1994          1993         1992
                                                    -----------   -----------    ---------     ---------    ---------
     Net Sales                                      $20,359,000    14,518,000    9,470,000     5,805,000    3,232,000
     Interest Income                                     97,000        50,000       28,000         8,000        7,000
     Net Earnings                                     4,310,000     2,606,000    2,053,000     1,237,000      573,000
       Earnings Per Common Share                            .43           .26          .21           .13          .06
     Net Working Capital                              9,219,000     5,172,000    4,176,000     1,943,000      701,000
     Total Assets                                    10,778,000     6,371,000    5,075,000     2,635,000    1,197,000
     Shareholders' Equity                             9,775,000     5,574,000    4,507,000     2,180,000      779,000

      No cash dividends have been declared or paid during the periods presented.



                                                       CHAD THERAPEUTICS, INC. 3

BALANCE SHEETS
- --------------------------------------------------------------------------------

                                                                                                      March 31,
                                                                                              -------------------------
ASSETS                                                                                           1996          1995
                                                                                              -----------   -----------
Current Assets:
   Cash                                                                                       $ 1,809,000     1,219,000
     Marketable securities                                                                      1,029,000       416,000
     Accounts receivable, less allowance for doubtful
     accounts of $92,000 and $52,000 in 1996 and 1995                                           2,872,000     2,126,000
     Inventories (Note 2)                                                                       4,011,000     1,845,000
     Income taxes refundable (Note 3)                                                                   -        84,000
     Prepaid expenses                                                                             145,000       125,000
     Deferred income taxes (Note 3)                                                               356,000       154,000
                                                                                              -----------   -----------
        Total current assets                                                                   10,222,000     5,969,000
                                                                                              -----------   -----------
Property and equipment, at cost:
     Office equipment and furniture                                                               478,000       257,000
     Machinery and equipment                                                                      192,000       145,000
     Tooling                                                                                      303,000       303,000
     Leasehold improvements                                                                       101,000       101,000
                                                                                              -----------   -----------
                                                                                                1,074,000       806,000
Less accumulated depreciation and amortization                                                    574,000       460,000
                                                                                              -----------   -----------
        Net property and equipment                                                                500,000       346,000
                                                                                              -----------   -----------
Other assets, net                                                                                  56,000        56,000
                                                                                              -----------   -----------
                                                                                              $10,778,000     6,371,000
                                                                                              ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY                                                             1996          1995
                                                                                              -----------   -----------
Current liabilities:
     Accounts payable                                                                            $399,000       514,000
     Accrued expenses                                                                             424,000       283,000
     income taxes payable (Note 3)                                                                180,000             -
                                                                                              -----------   -----------
        Total current liabilities                                                               1,003,000       797,000
                                                                                              -----------   -----------
Commitments (Note 6)
Shareholders' equity (Note 4):
     Common shares
        Authorized 40,000,000 shares;
              9,623,000 and 9,620,000 shares issued and outstanding                             6,791,000     6,832,000
     Retained earnings (accumulated deficit)                                                    3,052,000   (1,258,000)
                                                                                              -----------   -----------
                                                                                                9,843,000     5,574,000
     Less treasury shares at cost, 5,000 shares at March 31, 1 996                               (68,000)             -
                                                                                              -----------   -----------
          Net shareholders' equity                                                              9,775,000     5,574,000
                                                                                              -----------   -----------
                                                                                              $10,778,000     6,371,000
                                                                                              ===========   ===========

See accompanying notes to financial statements.



14 CHAD THERAPEUTICS, INC.

                                                          STATEMENTS OF EARNINGS
- --------------------------------------------------------------------------------

                                                                                     Years Ended March 31,
                                                                        ---------------------------------------------
                                                                           1996              1995             1994
                                                                        -----------       ----------        ---------
Net sales                                                               $20,359,000       14,518,000        9,470,000
Cost of sales                                                             8,480,000        6,916,000        4,461,000
                                                                        -----------       ----------        ---------
        Gross profit                                                     11,879,000        7,602,000        5,009,000
Costs and expenses:
     Selling, general and administrative                                  4,791,000        3,777,000        2,645,000
     Research and development                                               113,000           70,000           11,000
                                                                        -----------       ----------        ---------
        Total costs and expenses                                          4,904,000        3,847,000        2,656,000
                                                                        -----------       ----------        ---------
        Operating income                                                  6,975,000        3,755,000        2,353,000
Interest income                                                              97,000           50,000           28,000
                                                                        -----------       ----------        ---------
        Earnings before income taxes                                      7,072,000        3,805,000        2,381,000
Income taxes (Note 3)                                                     2,762,000        1,199,000          328,000
                                                                        -----------       ----------        ---------
        Net earnings                                                    $ 4,310,000        2,606,000        2,053,000
                                                                        ===========       ==========        =========
        Net earnings per share                                          $       .43              .26              .21
                                                                        ===========       ==========        =========

Weighted average number of common shares
     and common share equivalents                                         9,922,000        9,873,000        9,990,000
                                                                        ===========       ==========        =========


                                 See accompanying notes to financial statements.


                                                      CHAD THERAPEUTICS, INC. 15

STATEMENTS OF SHAREHOLDERS" EQUITY
- -------------------------------------------------------------------------------

For the years ended March 31, 1996, 1995 and 1994



                                                                                          RETAINED
                                                   COMMON SHARES (NOTE 4)                 EARNINGS
                                               -----------------------------           (ACCUMULATED
                                                  SHARES              AMOUNT              DEFICIT)     TREASURY SHARES
                                               ---------         -----------           ------------    ---------------
Balance at March 31, 1993                      8,924,000         $ 5,021,000            $(2,841,000)        $       -
3% Stock Dividend                                267,000             552,000               (552,000)                -
Common Shares Repurchased At Cost                      -                   -                      -           (70,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 4)                 -              46,000                      -            42,000
Exercise of Stock Options                        247,000              98,000                      -                 -
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 4)                 -             158,000                      -                 -
Net Earnings                                           -                   -              2,053,000                 -
                                               ---------         -----------            -----------         ---------
Balance at March 31, 1994                      9,438,000           5,875,000             (1,340,000)          (28,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 4)                 -              44,000                     -             28,000
Common Shares Repurchased and Retired           (307,000)         (1,675,000)                    -                  -
5% Stock Dividend                                459,000           2,524,000             (2,524,000)                -
Exercise of Stock Options                         30,000              23,000                      -                 -
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 4)                 -              41,000                      -                 -
Net Earnings                                           -                   -              2,606,000                 -
                                               ---------         -----------            -----------         ---------
Balance at March 31, 1995                      9,620,000           6,832,000             (1,258,000)                -
Common Shares Repurchased and Retired            (71,000)           (392,000)                     -                 -
Common Shares Repurchased At Cost                      -                   -                      -          (228,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 4)                 -                   -                      -           160,000
Exercise of Stock Options                         74,000             187,000                      -                 -
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 4)                 -             164,000                      -                 -
Net Earnings                                           -                   -              4,310,000                 -
                                               ---------         -----------            -----------         ---------
Balance at March 31, 1996                      9,623,000         $ 6,791,000            $ 3,052,000         $ (68,000)
                                               =========         ===========            ===========         =========


See accompanying notes to financial statements.


16 CHAD THERAPEUTICS, INC.

                                                        STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------

                                                                                      INCREASE (DECREASE) IN CASH
                                                                                          YEARS ENDED March 31,
                                                                               ------------------------------------------
                                                                                  1996             1995           1994
                                                                               -----------      ----------     ----------
Cash flows from operating activities:
     Net earnings                                                              $ 4,310,000       2,606,000      2,053,000
     Adjustments to reconcile net earnings
          to net cash provided by operating activities:
               Depreciation and amortization                                       114,000          88,000         67,000
               Changes in assets and liabilities:
                    Decrease (increase) in accounts receivable                    (746,000)       (696,000)      (435,000)
                    Decrease (increase) in inventories                          (2,166,000)       (685,000)      (754,000)
                    Decrease (increase) in income taxes refundable                  84,000         (27,000)       (57,000)
                    Decrease (increase) in prepaid expenses                        (20,000)        (59,000)        17,000
                    Decrease (increase) in deferred income taxes                  (202,000)       (154,000)            --
                    Decrease (increase) in other assets                                 --        (21,000)        (5,000)
                    Increase (decrease) in accounts payable                       (115,000)        230,000        135,000
                    Increase (decrease) in accrued expenses                        141,000           5,000         47,000
                    Increase (decrease) in income taxes payable                    344,000          35,000         89,000
                                                                               -----------      ----------     ----------
                    Net cash provided by operating activities                    1,744,000       1,322,000      1,157,000
                                                                               -----------      ----------     ----------
Cash flows from investing activities:
     Increase in marketable securities                                            (613,000)       (416,000)            --
     Capital expenditures                                                         (268,000)       (138,000)      (156,000)
                                                                               -----------      ----------     ----------
                    Net cash (used in) investing activities                       (881,000)       (554,000)      (156,000)
                                                                               -----------      ----------     ----------

Cash flows from financing activities:
     Exercise of stock options                                                     187,000          23,000         98,000
     Common shares purchased                                                      (620,000)     (1,675,000)       (70,000)
     Common shares issued                                                          160,000          72,000         88,000
                                                                               -----------      ----------     ----------
                    Net cash provided by (used in) financing activities           (273,000)     (1,580,000)       116,000
                                                                               -----------      ----------     ----------
Net increase (decrease) in cash                                                    590,000        (812,000)     1,117,000

Cash beginning of year                                                           1,219,000       2,031,000        914,000
                                                                               -----------      ----------     ----------
Cash end of year                                                               $ 1,809,000       1,219,000      2,031,000
                                                                               ===========      ==========     ==========
Supplemental disclosure of cash flow information:
     Cash paid during the year for:
     Income taxes                                                              $ 2,535,000       1,342,000        296,000
                                                                               ===========      ==========     ==========
Supplemental schedule of noncash investing and financing activities:

     Tax benefit from exercise of nonqualified stock options                   $   164,000          41,000        158,000
                                                                               ===========      ==========     ==========


                                 See accompanying notes to financial statements.

                                                      CHAD THERAPEUTICS, INC. 17

NOTES TO FINANCIAL STATEMENTS


MARCH 31, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 1996. The carrying amounts related to cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of such instruments.

INVENTORIES

Inventories are valued at lower of cost (first-in, first-out) or market.

DEPRECIATION

Depreciation of property and equipment is provided using straight-line methods based on the estimated useful lives of the related assets as follows:


      Office Equipment and Furniture                    5-10 Years
      Machinery and Equipment                           5-10 Years
      Tooling                                            3-7 Years


Amortization of leasehold improvements is over the life of the related lease.

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise.

NET EARNINGS PER COMMON SHARE

The net earnings per common share is based upon the weighted average number of shares and common stock equivalents outstanding during the period. All of the share, per share and weighted average number of shares have been retroactively adjusted for a two-for-one stock split distributed on October 15, 1993, to all shareholders of record on October 1, 1993 and a three-for-two stock split distributed on October 16, 1995, to all shareholders of record on October 2, 1995. In addition, the weighted average number of shares has been adjusted for a 3% stock dividend paid on April 14, 1993, to all shareholders of record on March 31, 1993, which resulted in the issuance of 178,406 new shares and a 5% stock dividend paid on October 21, 1994, to shareholders of record on October 7, 1994, which resulted in the issuance of 306,017 new shares.

RESEARCH AND DEVELOPMENT COSTS

The Company charges all research and development costs to expense when incurred.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are


18 CHAD THERAPEUTICS, INC.

recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.

MAJOR CUSTOMER

The Company had export sales to one Western European distributor which accounted for approximately 5%, 5% and 7% of net sales during the years ended March 31, 1996, 1995 and 1994, respectively.

MARKETABLE SECURITIES

The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS
115), "Accounting for Certain Investments in Debt and Equity Securities," on April 1, 1994. SFAS 115 requires investments to be classified in one of three categories: held-to-maturity securities, available-for-sale securities, and trading securities. The Company classifies its investments, comprised principally of highly liquid debt instruments with maturities greater than 90 days, as available-for-sale securities. Available-for-sale securities are reported at fair values, which approximates cost.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 1996 presentation.

NEWLY ISSUED ACCOUNTING STANDARDS

In March, 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," was issued. This statement provides guidelines for recognition of impairment losses related to long-term assets and is effective for fiscal years beginning after December 15, 1995. Company management does not believe that the adoption of this new standard will have a material effect on the Company's financial statements.

In October, 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and will be effective for fiscal years beginning after December 15, 1995. While the Company is still evaluating Statement No. 123, it currently expects to elect to continue to measure compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123. If the Company makes this election, Statement No. 123 will have no effect on the Company's financial statements.

(2) INVENTORIES

At March 31, 1996 and 1995, inventories consisted of the following:


                                                1996                     1995
          Finished goods                      $  787,000               555,000
          Work in process                      1,532,000               572,000
          Raw materials
            and supplies                       1,692,000               718,000
                                              ----------             ---------
                                              $4,011,000             1,845,000
                                              ==========             =========


                                                      CHAD THERAPEUTICS, INC. 19

(3)    INCOME TAXES

The provision for income taxes for fiscal 1996, 1995 and 1994 consists of the following:


                                  1996         1995         1994
                               ----------    ---------     -------
            Current:
              Federal          $2,288,000      967,000     115,000
              State               676,000      345,000     163,000
                               ----------    ---------     -------
                                2,964,000    1,312,000     278,000

            Deferred:
              Federal            (181,000)    (122,000)     44,000
              State               (21,000)       9,000       6,000
                               ----------    ---------     -------
                                 (202,000)    (113,000)     50,000
                               ----------    ---------     -------
            Total              $2,762,000    1,199,000     328,000
                               ==========    =========     =======


A reconciliation of the difference between the Company's provision for income taxes and the statutory income tax for the years ended March 31, 1996, 1995 and 1994, respectively, is as follows:


                                  1996         1995         1994
                               ----------    ---------    --------
            Statutory tax
              expense          $2,404,000    1,294,000     810,000
            Benefit of net
              carryforward
              position                 --     (243,000)   (641,000)
            State income tax      432,000      234,000     108,000
            Warranty and other    (74,000)     (86,000)     51,000
                               ----------    ---------    --------
                               $2,762,000    1,199,000     328,000
                               ==========    =========    ========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 1996 and 1995 are presented below:


                                                   1996           1995
                                                 --------        -------
            State income taxes                    222,000        117,000
            Other                                 134,000         37,000
            Total gross deferred tax assets       356,000        154,000
                                                 --------        -------
            Less valuation allowance                   --             --
                                                 --------        -------
            Net deferred tax assets              $356,000        154,000
                                                 ========        =======


(4) SHAREHOLDERS' EQUITY

In 1995 and 1994 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares are sold to the plan, the difference between the cost and fair market value at the date of transfer is credited to shareholders' equity ($44,000 in 1995).

The Company has an incentive stock option plan (the Plan) for key employees as defined under Section 422(A) of the Internal Revenue Code. The Plan as amended, provides that 1,465,000 common shares be reserved for issuance under the Plan, which expires on September 10, 2004. In addition, the Plan provides that nonqualified options can be granted to directors and independent contractors of the Company. Transactions involving the stock option plan are summarized as follows:



20 CHAD THERAPEUTICS, INC.

                              OPTION      OPTION            PRICE
                              SHARES      AMOUNT        PER SHARE
                             --------   ----------    ------------
     Incentive Options:
     ------------------
     Outstanding -
       March 31, 1993         229,000     $231,000      .077-1.888
     Granted                    8,000       34,000           4.286
     Exercised               (115,000)     (19,000)     .077- .193
                             --------   ----------    ------------
     Outstanding -
       March 31, 1994         122,000      246,000     1.734-4.286
     Granted                  386,000    2,308,000     5.238-6.167
     Exercised                (11,000)     (18,000)          1.734
                             --------   ----------    ------------
     Outstanding -
       March 31, 1995         497,000        6,000    1.734- 6.167
     Granted                  130,000    1,520,000    5.833-13.875
     Exercised                (37,000)     (89,000)    1.888-5.238
                             --------   ----------    ------------
     Outstanding -
       March 31, 1996         590,000   $3,967,000    1.734-13.875
                             ========   ==========    ============

     Exercisable -
       March 31, 1996         162,000    $ 681,000     1.734-6.167
                             ========   ==========    ============
     Nonqualified Options:
     ---------------------
     Outstanding -
       March 31, 1993         209,000    $ 146,000      .077-1.888
     Granted                   82,000      383,000           4.047
     Exercised               (132,000)     (79,000)     .077-1.888
                             --------   ----------    ------------
     Outstanding -
       March 31, 1994         159,000      450,000      .193-4.047
     Granted                   15,000       81,000           5.333
     Exercised                (19,000)      (5,000)           .193
                             --------   ----------    ------------
     Outstanding -
      March 31, 1995          155,000      526,000      .193-5.333
     Granted                   60,000      775,000          12.917
     Exercised                (37,000)     (98,000)     .193-4.048
                             --------   ----------    ------------
     Outstanding -
       March 31, 1996         178,000   $1,203,000    1.888-12.917
                             ========   ==========    ============
     Exercisable -
       March 31, 1996          85,000    $ 279,000     1.888-5.333
                             ========   ==========    ============

Incentive and nonqualified options were granted at prices not less than 100% of fair market value at dates of grant. Options under the plan become exercisable on the anniversary of the grant date on a prorata basis over a defined period and expire 10 years after the date of grant. To the extent the Company derived a tax benefit from options exercised by employees, such benefit is credited to Common Stock when realized on the Company's income tax returns.

(5) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. The Company has accrued and paid $71,000, $48,000, and $41,000 of the plan contributions during 1996, 1995 and 1994, respectively.

(6)    COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancellable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:


      1997                                            $125,000
      1998                                             305,000
      1999                                             325,000
      2000                                             328,000
      2001                                             341,000
      Thereafter                                       816,000
                                                    ----------
      TOTAL:                                        $2,240,000
                                                    ==========

Rent expense amounted to $239,000, $192,000, and $171,000 for the years ended March 31, 1996, 1995 and 1994, respectively.

(7) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 1996 and 1995:

                                                         GROSS              NET        NET EARNINGS
                                    REVENUE              PROFIT          EARNINGS        PER SHARE
                                  -----------         -----------      ----------      ------------
     1996
     ----
     First Quarter                $ 5,283,000          $2,930,000       $ 955,000         $0.10
     Second Quarter                 5,264,000           3,079,000       1,021,000          0.10
     Third Quarter                  4,641,000           2,637,000         940,000          0.09
     Fourth Quarter                 5,171,000           3,233,000       1,394,000          0.14
                                  -----------         -----------      ----------         -----
     Year                         $20,359,000         $11,879,000      $4,310,000         $0.43
                                  ===========         ===========      ==========         =====
     1995
     ----
     First Quarter                 $3,465,000          $1,809,000       $ 566,000         $0.05
     Second Quarter                 3,583,000           1,893,000         606,000          0.06
     Third Quarter                  3,667,000           1,946,000         649,000          0.07
     Fourth Quarter                 3,803,000           1,954,000         785,000          0.08
                                  -----------         -----------      ----------         -----
     Year                         $14,518,000          $7,602,000      $2,606,000         $0.26
                                  ===========         ===========      ==========         =====


                                                      CHAD THERAPEUTICS, INC. 21

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Chad Therapeutics, Inc.


We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 1996 and 1995 and the related statements of earnings, shareholders' equity and cash flows the three years ended March 31, 1996.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 1996 and 1995 and the results of its operations and its cash flows for the three years ended March 31, 1996, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP

Los Angeles, California
May 22, 1996



22 CHAD THERAPEUTICS, INC.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Sales for the years ended March 31, 1996 and 1995, increased $5,841,000 and $5,048,000 or 40.2% and 53.3%, respectively, over the prior year's periods. There were no price increases during the periods presented. The increase in sales relates primarily to increases in domestic sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems which are benefiting from the current marketing environment for home oxygen therapy discussed below.

Sales to foreign distributors represented 12.4% and 12.9% of total sales for the years ended March 31, 1996 and 1995, respectively, as these sales increased at a slightly slower rate than domestic sales. Currently, management expects a smaller increase in sales to foreign distributors during the upcoming fiscal year and while these sales should continue to increase on an annual basis, quarter to quarter sales will fluctuate depending on the timing of shipments. In addition, all foreign sales are transacted in dollars, thus quarter to quarter unit sales could be affected by foreign currency fluctuations.

In June, 1989, a new procedure for payment by Medicare for home oxygen services became effective which provides a prospective flat fee monthly payment based solely on the patient's prescribed oxygen requirement. Previously dealers were reimbursed on the basis of total oxygen delivered and a rental charge which varied based on the type of system being used and other factors. The prior procedure tended to encourage waste and inefficiency. Consequently, with the incentive now to operate efficiently, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, interest heightened in oxygen conserving devices which can extend the life of oxygen supplies and reduce service calls by dealers. Management believes the new reimbursement procedures have heightened interest in the cost savings and increased mobility afforded by oxygen conserving devices such as the Company's products.

In addition, other changes in the health care delivery system including the increase in the acceptance and utilization of managed care - have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. The Company's products, which allow homecare dealers to provide cost efficient home oxygen therapy, are well suited for use in a managed care environment and as a tool for dealers to increase revenues and profits. To ensure continued awareness of the benefits of the Company's products by chain headquarters personnel, a proactive marketing and communications program has been initiated with all of the major national chains. Management believes that the consolidation activity being experienced in the home oxygen business is temporary and should have no adverse effects on the Company's growth.

Cost of sales as a percent of net sales decreased from 47.6% to 41.7% and increased from 47.1% to 47.6%, respectively, for the years ended March 31, 1996 and 1995, as compared to the prior year's periods. The current year has been benefitted from decreased production costs associated with bringing certain manufacturing operations in house. The increase in cost of sales percentage in the prior year resulted from the start up costs associated with this process. Management believes the cost per unit should remain at or near current levels in future periods as efficiencies of in house manufacturing have mostly been realized.

Selling, general and administrative expenditures decreased as a percentage of net sales for the years ended March 31, 1996 and 1995, from 26.0% to 23.5% and from 27.9% to 26.0%, respectively, as compared to the prior year's periods, as the rate of growth in sales exceeded the increased costs associated with such growth. Research and development expenses increased by $43,000 and $59,000 for the years ended March 31, 1996 and 1995, respectively, as compared to the prior year's periods. Currently, management expects research and development expenditures to increase by approximately $500,000 in the upcoming fiscal year on projects to enhance and expand the Company's product line.

At March 31, 1995, the Company had fully utilized its net operating loss carryforwards for Federal income tax purposes and other tax credit carryforwards. Future years will therefore be fully taxed and management estimates that the combined Federal and California income tax rates will be approximately 40%, as compared to 39.1% in 1996 and 31.5% in 1995.



                                                      CHAD THERAPEUTICS, INC. 23

FINANCIAL CONDITION

At March 31, 1996, the Company had cash and marketable securities totaling $2,838,000 or 26% of total assets, as compared to $1,635,000 (26%) at March 31, 1995. On June 30, 1994, the Company announced that the Board of Directors had authorized stock repurchases of its common shares in privately negotiated transactions for a minimum of 10,000 shares. In fiscal 1996, under this plan the Company has used $392,000 in cash to purchase 71,000 common shares at $5.50 per share, which shares have been retired. In addition, in the current period the Company purchased approximately 18,000 shares of its own stock at a cost of $228,000 for purposes of funding contributions to the Company's 401(k) plan. Net working capital increased from $5,172,000 at March 31, 1995, to $9,219,000 at March 31, 1996, in spite of the amounts utilized in the aforementioned stock purchases. Accounts receivable increased $746,000 during the period ended March 31, 1996, which related to increase in the sales activity. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $2,166,000. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.

While historically the Company had relied upon the proceeds derived from the sale of securities to finance its operations, management believes funds derived from operations should be adequate to meet the Company's present cash requirements. The Company expects capital expenditures during the next twelve months to be approximately $1,200,000, primarily related to the costs associated with moving to new facilities in 1997. Also, the Company may make additional stock repurchases pursuant to the Board of Directors authorization. The Company does not provide post employment retirement benefits.


NEWLY ISSUED ACCOUNTING STANDARDS

In March, 1995, Statement of Financial Accounting Standards N. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," was issued. This statement provides guidelines for recognition of impairment losses related to long-term assets and is effective for fiscal years beginning after December 15, 1995. Company management does not believe that the adoption of this new standard will have a material effect on the Company's financial statements.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and will be effective for fiscal years beginning after December 15, 1995. While the Company is still evaluating Statement No. 123, it currently expects to elect to continue to measure compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123. If the Company makes this election, Statement 123 will have no impact on the Company's consolidated financial statements.


OUTLOOK: ISSUES & RISKS

From time to time, the Company may make forward-looking statements regarding its anticipated future performance or prospects. All such forward-looking statements are subject to certain inherent risks and uncertainties. Among the factors that could cause actual results to differ materially are the following:


Dependence Upon A Single Product Line

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company's future performance is thus dependent upon developments affecting this segment of the health care market and the Company's ability to remain competitive within this market sector.

Rapid Technological Change

The health care industry is characterized by rapid technological



24 CHAD THERAPEUTICS, INC.

change. The Company's products may become obsolete as a result of new developments. The Company's ability to remain competitive will depend to a large extent upon its ability to anticipate and stay abreast of new technological developments related to oxygen therapy, The Company has limited internal research and development capabilities. Historically, the Company has contracted with outside parties to develop new products. Some of the Company's competitors have substantially greater funds and facilities to pursue research and development of new products and technologies for oxygen therapy.


Potential Changes in Administration of Health Care

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain of such bills have been introduced in Congress and various state legislatures. There are wide variations among these bills and proposals. Because of the uncertain state of the health care proposals, it is not possible at this time to predict the effect on the business of the Company if any of these proposals is enacted.

Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation which would reduce Medicare spending. Some of the savings are to come from increases in premiums to cover part of the Medicare program cost. It cannot be predicted, however, what prospective payment system rates or rule changes will be made to determine how rates will be affected. There can be no assurance that a change in Medicare reimbursement rates will not have an adverse effect on the Company's business.


Patents and Trademarks

The Company pursues a policy of obtaining patents for appropriate inventions related to products marketed or manufactured by the Company. The Company considers the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition could have an adverse impact upon the Company's business

Products Liability

The nature of the Company's business subjects it to potential claims asserting that the Company is liable for damages for product liability claims. Although the Company maintains products liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the costs of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an impact on the Company's results of operations and financial position.

Availability of Third Party Component Products

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are conducted by other firms and the Company expects to continue using outside firms for certain manufacturing processes for the foreseeable future. The Company's agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given, however, that the Company will not suffer a material disruption in the supply of its products.

Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company's future reported earnings and financial position.

Additional Risk Factors

Additional risk factors may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.



                                                      CHAD THERAPEUTICS, INC. 25

OFFICERS

CHARLES R. ADAMS
Chief Executive Officer

FRANCIS R. FLEMING
President and
Chief Operating Officer

EARL L. YAGER
Senior Vice President,
Chief Financial Officer and Secretary

OSCAR J. SANCHEZ
Vice President, Manufacturing

LOUIE GORYOKA
Vice President, Quality Assurance
and Regulatory Affairs


DIRECTORS

CHARLES R. ADAMS
Chairman and Chief Executive Officer
Chad Therapeutics, Inc.

FRANCIS R. FLEMING
President
Chad Therapeutics, Inc.

EARL L. YAGER
Senior Vice President
Chad Therapeutics, Inc.

DAVID L. CUTTER
Retired Chairman Of The Board
Cutter Laboratories, Inc.

NORMAN COOPER
Retired Chairman
Kallir, Philips, Ross, Inc.

JOHN C. BOYD
Retired

PHILIP T. WOLFSTEIN
President
Wolfstein International, Inc.


CORPORATE DATA

CORPORATE HEADQUARTERS
9445 De Soto Avenue
Chatsworth, CA 91311
(818) 882-0883

LEGAL COUNSEL
Graham & James LLP

AUDITORS
KPMG Peat Marwick LLP
Los Angeles, California

TRANSFER AGENT AND REGISTRAR
American Stock Transfer Company
40 Wall Street
New York, NY 10005


COMMON STOCK PRICE RANGE

The Company's Common Shares were traded on NASDAQ from its initial public offering on July 20, 1983 through February 10, 1987, under the NASDAQ symbol 3CTHU. From February 10, 1987 to August 3, 1993, the Company's Common Shares were not part of the automated quotations system. Beginning August 3, 1993, the Company's common shares were traded on the American Stock Exchange Emerging Company Marketplace and on June 6, 1994, the Company's shares moved to the primary list of the American Stock Exchange with the symbol CTU. The following table sets forth, for the periods indicated, the range of high and low closing bid prices of the Company's Common Shares, as furnished by the National Quotation Bureau, incorporated and high and low closing prices as furnished by the American Stock Exchange. Prices have been adjusted to reflect a 2 for I split distributed October 15, 1993, and a 3 for 2 split distributed on October 16, 1995.


      QUARTER ENDED                              HIGH              LOW
                                                                     -
      June 30, 1994                                 6            4-1/8
      September 30, 1994                            6           5-1/16
      December 31, 1994                         5-1/2            4-1/2
      March 31, 1995                            6-5/8            4-5/8
      June 30, 1995                            11-1/8           5-7/16
      September 30, 1995                           15            9-1/2
      December 31, 1995                            16           11-3/8
      March 31, 1996                           15-1/8               11


Prices prior to August 3, 1993, represent quotations between dealers without adjustment for retail markups, markdown or commissions and may not represent actual transactions. As of June 17, 1996, there were approximately 318 shareholders of record of the Company's common stock. No cash dividends have been paid on the common stock.


SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Senior Vice President
Chad Therapeutics, Inc.
9445 De Soto Avenue
Chatsworth, CA 91311




26 CHAD THERAPEUTICS, INC.