Form 10-K, Exhibit 13
period 1997-03-31
CHAD THERAPEUTICS INC
filed 1997-06-20
CIK 713492

                                                                   EXHIBIT 13.1









                                  [Photograph]









CHAD                                                          1997 Annual Report
THERAPEUTICS

                               COMPANY OBJECTIVE


                                  (Photograph]


     "We will seek to develop and market unique products that perform more efficiently by reducing costs and improving therapy..."

                                                          CHARLES R. ADAMS

                              FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA                                    YEARS ENDED MARCH 31,
                                -------------------------------------------------------------------------
                                   1997            1996            1995            1994            1993
                                ----------      --------        ---------       ---------       ---------
Net Sales                       $26,161,000     20,359,000      14,518,000      9,470,000       5,805,000
Interest Income                     113,000         97,000          50,000         28,000           8,000
Net Earnings                      5,035,000      4,310,000       2,606,000      2,053,000       1,237,000
Earnings Per Common Share               .49            .42             .26            .20             .12
Net Working Capital              10,985,000      9,219,000       5,172,000      4,176,000       1,943,000
Total Assets                     15,861,000     10,778,000       6,371,000      5,075,000       2,635,000
Shareholders' Equity             15,110,000      9,775,000       5,574,000      4,507,000       2,180,000

   No cash dividends have been declared or paid during the periods presented.

        TOTAL ASSETS                            NET EARNINGS PER SHARE

          [Graph]                                       [Graph]


                                                 SHAREHOLDER'S EQUITY

                                                        [Graph]

DEAR CHAD SHAREHOLDERS:

It was another good year for CHAD. Again, I am pleased to report to you on our seventh consecutive year and twenty-eighth consecutive quarter of profitable growth. The Company continued to work to enhance future growth prospects.

Since the beginning of the Company's successful growth period in fiscal 1990, sales have multiplied 27.5 times. Earnings before taxes have grown from a loss of $103,538 to $8,413,000 for fiscal 1997.

The following two charts graphically display the Company's performance for these years.

The CHAD growth era began soon after the change in June 1989 of Medicare's method of reimbursement for home oxygen care. Through years of hard work CHAD was instrumental in effecting this change which reformed and rationalized the method of reimbursement. These changes encouraged efficiency in the provision of home oxygen equipment and therapy. As a result, home care dealers now compete on the basis of the quality and efficiency of their equipment and service. This new environment created opportunities for CHAD's unique, cost-savings oxygen conserving products and systems. CHAD continues to provide the means by which respiratory home care dealers car



                                    [GRAPH]


[PHOTOGRAPH]
CHARLES R. ADAMS
Chairman of the Board and
Chief Executive Officer
provide superior service to home oxygen patients. Although a number of factors (discussed later in this report) converged late in the past year to slow the Company's rate of growth, the Company still increased domestic sales by 32% over the prior year.

FINANCIAL HIGHLIGHTS

Complete financial data can be found in the financial section of this report; however, some of the highlights of the 1997 fiscal year include the following:

                      Worldwide Sales Increased        29%
                      U.S. Sales Increased             32%
                      Pre-Tax Profit Increased         19%
                      Total Assets Increased           47%
                      Shareholders' Equity Increased   47%

Return on shareholders' equity for the past fiscal year was 41 percent. Operating income for the year was 31.8 percent of sales and sales per CHAD employee were $330,739, a reflection of the Company's continuing productivity.

Total operating expenses as a percent of sales increased only slightly from
24.1 percent to 24.8 percent even though Research and Development expenses grew from $113,000 to $910,000. Although substantial funds were expended in constructing the Company's new headquarters and facilities the Company continues to finance all growth internally from cash flow and has no long term debt of any kind.

In its November 4, 1996, issue Forbes magazine again selected CHAD in fourteenth place on its list of the "200 Best Small Companies" - up from fifteenth place last year. Only one other company repeated in the top fifteen from the previous year's listing. This recognition followed CHAD's earlier recognition in May when the Company obtained nineteenth ranking in Business Week magazine's annual listing of the "Top 100 Growth Companies". This was the second year in a row that the Company has been recognized by these two periodicals. Business Week in the May 26, 1997 issue again recognized CHAD with a third consecutive year listing in thirty-second place.

THE CHANGING AND CHALLENGING MARKETPLACE

During the past year the health care market continued moving toward further reform, cost containment and cost reduction. The home care portion of the market has become an especially attractive segment of the market for cost reduction pressures. Ironically, much of


                                    [GRAPH]
                                  SALES GROWTH
                                   (X $1,000)

-------------------------------------------------------------------------------
LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------


this attention exists because of rapid growth in home care as it has replaced more expensive hospital care. There seems no doubt that reimbursement reductions, some possibly drastic, will be imposed on the home care segment. For the home oxygen portion, reductions seem certain and the Administration's draconian threat of 40% reduction for oxygen services, while totally impractical, is still alive as of this writing. These cost pressures over the past few years have had several effects on our customers and our business.

1. The rapid increase in managed care has forced home oxygen services providers to bid for these managed care contracts primarily on a lowest cost basis. In many cases they supply only the very least expensive means of meeting patient's oxygen requirements. In many cases this means the cheapest oxygen concentrator and a large compressed oxygen cylinder for "portability" and in some cases patients are now personally responsible for exchanging of oxygen cylinders for refills.

2. Cost pressures have forced dealers into consolidation with major chain operations that continue acquiring independent operators at a rapid rate. These large chains have great buying power and force reduced prices from their contract suppliers. Chains now include approximately eighteen percent of the home care dealers, and service approximately thirty percent of the home oxygen patients.

3. Competition has become intense. CHAD's oxygen conserving devices over the years have represented an excellent tool for dealers to cope with reduced reimbursement for oxygen services. Naturally, this edge was certain to attract competition. For several years there have been numerous competitors to the Company's products but none of them offered the efficiency of the CHAD products. During the last seven months of the past fiscal year at least three major companies entered the market with new devices, different technologies and designs and very strong sales and pricing efforts.

All of these factors have had an impact on the Company's growth. The first two quarters of the new fiscal year will continue to be difficult and challenging for the Company as we move through a transition phase. The Company's OXYMATIC technology and resulting products are now more than ten years old and have served and will continue to serve the Company well. While it is difficult to predict the exact timing for the introduction of a new product, management expects that by the third quarter of the year new proprietary technology could be adding substantially to our growth.

GROWING A STRONGER CHAD

The Company plans to grow and strengthen during the upcoming fiscal year and, most likely, for several years to come by:

1. DEVELOPING NEW AND UNIQUE PRODUCTS THAT WILL REDUCE COSTS WHILE MAINTAINING THERAPEUTIC EFFICACY.

This has been a stated CHAD objective since the Company's founding in


[PHOTOGRAPH]
OSCAR J. SANCHEZ
Vice President
 Development and Engineering

1982. However, the objective has been difficult to achieve because truly new and unique products in home respiratory care are very rare. At CHAD we feel that our future must be built on truly unique products. The Company does not have or intend to have in the foreseeable future a dedicated outside sales force with all the attendant costs. This would be essential in the marketing of products that are only versions or modest improvements of existing products. Management believes that the Company's next product, which is now in the hands of the Food and Drug Administration, is not only new and unique but represents a revolution in home oxygen therapy and may well be the most significant advance in a decade. Management has chosen not to reveal full details of the TOTAL O(2)(TM) until the FDA has responded to our application. However, current expectations are that this product should be marketed in the fall of this year. This product is very much in keeping with our growth objective.

Although CHAD's expenditures for Research and Development have been relatively small, the Company hopes to soon begin work on additional products with our development partner, Litton Life Support Systems. This has been a very effective and productive relationship. Additionally, the Internal Development and Engineering effort has been reorganized under Oscar Sanchez as Vice President. Mr. Sanchez is an original CHAD employee and formerly served as Vice President Manufacturing. Several projects are currently in development for the medium range including an improved OXYMATIC conserver and a new and even more efficient electronic conserver. The Company is also investigating two completely new technologies that could produce new lines of products in the respiratory field.

2. CONTINUING TO EARN OUR CUSTOMERS LOYALTY BY BEING THEIR PARTNER, HELPING THEM GROW THEIR BUSINESS AND PROVIDING PRODUCTS THAT IMPROVE THE QUALITY OF LIFE FOR THEIR PATIENTS.

CHAD has grown in the past by working closely with our customers to meet their needs and helping them to remain profitable even with decreasing revenues as a result of diminishing reimbursement. CHAD believes that we can grow only as we provide cost saving, user friendly products that satisfy patients, professionals and home care dealers alike.

3. EXPANDING INTERNATIONALLY THROUGH REORGANIZATION OF OUR EFFORTS AND MAKING INTERNATIONAL SALES A MUCH LARGER PERCENTAGE OF OUR BUSINESS BY FISCAL YEAR 2000.

The Company will begin re-evaluating our international structure this summer with the objective of having a stronger infrastructure in place and operating in time for an effective international launch of the TOTAL O(2)(TM) product by the next fiscal year.

The Company's international growth until now has been hampered by a single product line and only a few capable distributors in the respiratory care field. Further, home respiratory care is a reality in only the most developed countries. Management and our consultants believe that CHAD's new product may well open up entirely new markets to home respiratory care due to its revolutionary concept and technology.

IMPROVING PRODUCTIVITY

The Company has continually improved productivity and the past year was a landmark. In the Fall of 1996 CHAD moved into new larger and more efficiently organized facilities with the very latest in modern production and testing capability. This major move was accomplished without disruption in service to our customers. We are very proud of the quality of our operations and our employees.

The cost of making our products has continued to decline with the internalization of our production. While we presently have room for considerable growth in the production of the existing product lines, we believe that additional manufacturing and warehousing space and possibly remote distribution facilities may be necessary with the success of the TOTAL O(2)(TM) product line.

Mr. Alfonso Del Toro joined CHAD as Manufacturing Manager in January 1997. Mr. Del Toro came to CHAD after fourteen years of medical products manufacturing management. He received his degree in Engineering from The Cd. Guzman Institute of Technology in Jalisco, Mexico and earned his Masters degree from Purdue University in Indiana. He will continue to improve our productivity on the existing product line while directing the efforts toward production of new products.

OUTLOOK FOR FUTURE

This is a challenging time for everyone at CHAD as we work through the current competitive wars and try to ready ourselves for the next phase. As anyone who has visited CHAD and knows the people would expect, they are undaunted. This experience will make everyone better - battle hardened and experienced. Morale is high and everyone at CHAD is looking forward to the coming year.

On behalf of CHAD's management and the Board of Directors, thank you once

[PHOTOGRAPH]
ALFONSO DEL TORO
Manufacturing Manager

                                  [Photograph]


                             CHAD SENIOR MANAGEMENT
 From Left to Right: Francis R. Fleming, President and Chief Operating Officer;
         Charles R. Adams, Chief Executive Officer; and Earl L. Yager,
          Senior Vice President, Chief Financial Officer and Secretary.

again for your loyalty, confidence and continued support. Once again I promise that we will do our very best.



/s/ CHARLES R. ADAMS
Charles R. Adams

Chairman of the Board of Directors
and Chief Executive Officer

BALANCE SHEETS


                                                                                              MARCH 31,
                                                                                ----------------------------------
ASSETS                                                                             1997                    1996
                                                                                -----------             ----------
Current assets:                                                                 $ 2,289,000              1,809,000
   Cash                                                                                 --               1,029,000
   Marketable securities
   Accounts receivable, less allowance for doubtful accounts of
     $107,000 and $92,000 in 1997 and 1996                                        2,329,000              2,872,000
   Inventories (Note 2)                                                           6,063,000              4,011,000
   Income taxes refundable (Note 3)                                                 527,000                    --
   Prepaid expenses                                                                 172,000                145,000
   Deferred income taxes (Note 3)                                                   356,000                356,000
                                                                                -----------             ----------
     Total current assets                                                        11,736,000             10,222,000
                                                                                -----------             ----------
Property and equipment, at cost:
   Office equipment and furniture                                                 1,265,000                478,000
   Machinery and equipment                                                          634,000                192,000
   Tooling                                                                          305,000                303,000
   Leasehold improvements                                                         1,640,000                101,000
                                                                                -----------             ----------
                                                                                  3,844,000              1,074,000
     Less accumulated depreciation and amortization                                 717,000                574,000
                                                                                -----------             ----------
     Net property and equipment                                                   3,127,000                500,000
                                                                                -----------             ----------
Other assets, net (Note 4)                                                          998,000                 56,000
                                                                                -----------             ----------
                                                                                $15,861,000             10,778,000
                                                                                ===========             ==========

LIABILITIES AND SHAREHOLDERS' EQUITY                                               1997                    1996
                                                                                -----------             ----------
Current liabilities:
   Accounts payable                                                             $   344,000                399,000
   Accrued expenses                                                                 407,000                424,000
   Income taxes payable (Note 3)                                                        --                 180,000
                                                                                -----------             ----------
     Total current liabilities                                                      751,000              1,003,000
                                                                                -----------             ----------
Commitments (Note 7)
Shareholders' equity (Note 5):
   Common shares
     Authorized 40,000,000 shares;
       9,951,000 and 9,623,000 shares issued                                     12,834,000              6,791,000
   Retained earnings                                                              2,308,000              3,052,000
                                                                                -----------             ----------
                                                                                 15,142,000              9,843,000
   Less treasury shares at cost, 3,000 and 5,000 shares in 1997 and 1996            (32,000)               (68,000)
                                                                                -----------             ----------
     Net shareholders' equity                                                    15,110,000              9,775,000
                                                                                -----------             ----------
                                                                                $15,861,000             10,778,000
                                                                                ===========             ==========

See accompanying notes to financial statements.

STATEMENT OF EARNINGS

                                                          YEARS ENDED MARCH 31,
                                                ------------------------------------------
                                                   1997            1996            1995
                                                -----------     ----------      ----------
Net sales                                       $26,161,000     20,359,000      14,518,000
Cost of sales                                    11,356,000      8,480,000       6,916,000
                                                -----------     ----------      ----------
   Gross profit                                  14,805,000     11,879,000       7,602,000
Costs and expenses:
   Selling, general and administrative            5,595,000      4,791,000       3,777,000
   Research and development                         910,000        113,000          70,000
                                                -----------     ----------      ----------
      Total costs and expenses                    6,505,000      4,904,000       3,847,000
                                                -----------     ----------      ----------
      Operating income                            8,300,000      6,975,000       3,755,000
Interest income                                     113,000         97,000          50,000
                                                -----------     ----------      ----------
      Earnings before income taxes                8,413,000      7,072,000       3,805,000
Income taxes (Note 3)                             3,378,000      2,762,000       1,199,000
                                                -----------     ----------      ----------
      Net earnings                              $ 5,035,000      4,310,000       2,606,000
                                                ===========     ==========      ==========
      Net earnings per share                    $       .49            .42             .26
                                                ===========     ==========      ==========
Weighted average number of common shares
and common share equivalents                     10,373,000     10,220,000      10,169,000
                                                ===========     ==========      ==========

                                 See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDER'S EQUITY

               FOR THE YEARS ENDED MARCH 31, 1997, 1996 AND 1995


                                                                                     RETAINED
                                                        COMMON SHARES (NOTE 4)       EARNINGS
                                                      -------------------------   (ACCUMULATED      TREASURY
                                                        SHARES         AMOUNT        DEFICIT)        SHARES
                                                      ---------    ------------    -----------     ---------
Balance at March 31, 1994                             9,438,000    $  5,875,000    $(1,340,000)    $ (28,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 5)                       --          44,000             --        28,000
Common Shares Repurchased and Retired                  (307,000)     (1,675,000)            --            --
5% Stock Dividend                                       459,000       2,524,000     (2,524,000)           --
Exercise of Stock Options                                30,000          23,000             --            --
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 5)                       --          41,000             --            --
Net Earnings                                                 --              --      2,606,000            --
                                                      ---------    ------------    -----------     ---------
Balance at March 31, 1995                             9,620,000       6,832,000     (1,258,000)           --
Common Shares Repurchased and Retired                   (71,000)       (392,000)            --            --
Common Shares Repurchased At Cost                            --              --             --      (228,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 5)                       --              --             --       160,000
Exercise of Stock Options                                74,000         187,000             --            --
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 5)                       --         164,000             --            --
Net Earnings                                                 --              --      4,310,000            --
                                                      ---------    ------------    -----------     ---------
Balance at March 31, 1996                             9,623,000       6,791,000      3,052,000       (68,000)
Common Shares Repurchased At Cost                            --              --             --      (183,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan (Note 5)                       --           5,000             --       219,000
3% Stock Dividend                                       289,000       5,779,000     (5,779,000)           --
Exercise of Stock Options                                41,000         216,000             --            --
Common Shares Tendered and Retired
  For Stock Option Exercise                              (2,000)        (32,000)            --            --
Tax Benefit From Exercise of
  Non-Qualified Stock Options (Note 5)                       --          75,000             --            --
Net Earnings                                                 --              --      5,035,000            --
                                                      ---------    ------------    -----------     ---------
Balance at March 31, 1997                             9,951,000    $ 12,834,000    $ 2,308,000     $ (32,000)
                                                      =========    ============    ===========     =========



See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                        INCREASE (DECREASE) IN CASH
                                                                           YEARS ENDED MARCH 31,
                                                                ------------------------------------------
                                                                   1997            1996            1995
                                                                -----------     ----------      ----------
Cash flows from operating activities:
  Net earnings                                                  $ 5,035,000      4,310,000       2,606,000
  Adjustments to reconcile net earnings
    to net cash provided by operating activities:
      Depreciation and amortization                                 280,000        114,000          88,000
      Changes in assets and liabilities:
        Decrease (increase) in accounts receivable                  543,000       (746,000)       (696,000)
        Decrease (increase) in inventories                       (2,052,000)    (2,166,000)       (685,000)
        Decrease (increase) in income taxes refundable             (527,000)        84,000         (27,000)
        Decrease (increase) in prepaid expenses                     (27,000)       (20,000)        (59,000)
        Decrease (increase) in deferred income taxes                     --       (202,000)       (154,000)
        Decrease (increase) in other assets                        (942,000)            --         (21,000)
        Increase (decrease) in accounts payable                     (55,000)      (115,000)        230,000
        Increase (decrease) in accrued expenses                     (17,000)       141,000           5,000
        Increase (decrease) in income taxes payable                (105,000)       344,000          35,000
                                                                -----------     ----------      ----------
        Net cash provided by operating activities                 2,133,000      1,744,000       1,322,000
                                                                -----------     ----------      ----------

Cash flows from investing activities:
  Decrease (increase) in marketable securities                    1,029,000       (613,000)       (416,000)
  Capital expenditures                                           (2,912,000)      (268,000)       (138,000)
  Dispositions of property and equipment                              5,000             --              --
                                                                -----------     ----------      ----------
        Net cash (used in) investing activities                  (1,878,000)      (881,000)       (554,000)
                                                                -----------     ----------      ----------

Cash flows from financing activities:
  Exercise of stock options                                         216,000        187,000          23,000
  Common shares purchased                                          (183,000)      (620,000)     (1,675,000)
  Common shares issued                                              224,000        160,000          72,000
  Common shares tendered and retired                                (32,000)            --              --
                                                                -----------     ----------      ----------
        Net cash provided by (used in) financing activities         225,000       (273,000)     (1,580,000)
                                                                -----------     ----------      ----------

Net increase (decrease) in cash                                     480,000        590,000        (812,000)

Cash beginning of year                                            1,809,000      1,219,000       2,031,000
                                                                -----------     ----------      ----------
Cash end of year                                                $ 2,289,000      1,809,000       1,219,000
                                                                ===========     ==========      ==========

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                $ 4,010,000      2,535,000       1,342,000
                                                                ===========     ==========      ==========

Supplemental schedule of noncash investing
  and financing activities:
    Common stock issued as payment of dividend                  $ 5,799,000             --       2,524,000
    Tax benefit from exercise of non-qualified stock options    $    75,000        164,000          41,000
                                                                ===========     ==========      ==========

                       N O T E S    T O    F I N A N C E

MARCH 31, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carry amounts of financial instruments approximate fair value as of March 31, 1997. The carrying amounts related to cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of such instruments.


INVENTORIES

Inventories are valued at lower of cost (first-in, first-out) or market.


DEPRECIATION

Depreciation of property and equipment is provided using straight-line methods based on the estimated useful lives of the related assets as follows:


Office Equipment and Furniture              5-10 Years
Machinery and Equipment                     5-10 Years
Tooling                                     3-7 Years

Amortization of leasehold improvement is over the life of the related lease or asset, whichever is shorter.


USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reporting of revenues and expenses during the periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise.


NET EARNINGS PER COMMON SHARE

The net earnings per common share is based upon the weighted average number of shares and common stock equivalents outstanding during the period. All of the share, per share and weighted average number of shares have been retroactively adjusted for a three-for-two stock split distributed on October 16, 1995, to all shareholders of record on October 2, 1995. In addition, the weighted average number of shares has been adjusted for a 5% stock dividend paid on October 21, 1994, to shareholders of record on October 7, 1994, which resulted in the issuance of 459,000 new shares and a 3% stock dividend paid on October 15, 1996, to shareholders of record on October 1, 1996, which resulted in the issuance of 289,000 new shares.


RESEARCH AND DEVELOPMENT COSTS

The Company charges all research and development costs to expense when incurred.


INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.

MAJOR CUSTOMER

The Company had sales to one major customer which accounted for approximately 18% of net sales during the year ended March 31, 1997. No one customer exceeded 10% of net sales during 1996 or 1995.

MARKETABLE SECURITIES

The Company classifies its investments, comprised principally of highly liquid debt instruments with maturities greater than 90 days, as available-for-sale securities. Available-for-sale securities are reported at fair values, which approximates cost and the related unrealized gain or loss is included in shareholders' equity.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 1996 presentation.

STOCK OPTION PLAN

In October, 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and will be effective for fiscal years beginning after December 15, 1995. The Company elected to continue to measure compensation costs under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of Statement No. 123 and thus, Statement No. 123 had no effect on the Company's financial statements.

(2) INVENTORIES

At March 31, 1997 and 1996, inventories consisted of the following:

                                               1997            1996
                                            ----------      ---------
Finished goods                              $1,228,000        787,000
Work in process                              1,454,000      1,532,000
Raw materials and supplies                   3,381,000      1,692,000
                                            ----------      ---------
                                            $6,063,000      4,011,000
                                            ----------      ----------


(3) INCOME TAXES

The provision for income taxes for fiscal 1997, 1996 and 1995 consists of the following:

                                1997            1996            1995
                             ----------      ---------       ---------
Current:
        Federal              $2,609,000      2,288,000         967,000
        State                   769,000        676,000         345,000
                             ----------      ---------       ---------
                              3,378,000      2,964,000       1,312,000

Deferred:
        Federal                 (10,000)      (181,000)       (122,000)
        State                    10,000        (21,000)          9,000
                             ----------      ---------       ---------
                                     --       (202,000)       (113,000)
                             ----------      ---------       ---------
        Total                $3,378,000      2,762,000       1,199,000
                             ==========      =========       =========

A reconciliation of the difference between the Company's provision for income taxes and the statutory income taxes for the years ended March 31, 1997, 1996 and 1995, respectively, is as follows:

                                1997            1996            1995
                             ----------      ---------       ---------
Statutory tax expense        $2,860,000      2,404,000       1,294,000
Benefit of net carry
  forward position                   --             --        (243,000)
State income tax                514,000        432,000         234,000
Warranty and other                4,000        (74,000)        (86,000)
                             ----------      ---------       ---------
                             $3,378,000      2,762,000       1,199,000
                             ==========      =========       =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 1997 and 1996 are presented as follows:

                                  1997           1996
                                --------        -------
State income taxes              $265,000        222,000
  Other                           91,000        134,000
                                --------        -------
Total gross deferred
  tax assets                     356,000        356,000
Less valuation allowance              --             --
                                --------        -------
Net deferred tax assets         $356,000        356,000
                                ========        =======

(4) OTHER ASSETS

Other assets includes $950,000 paid in 1997 for a license on a new product. The license fee will be amortized beginning in 1988 using the straight-line method over the life of the related patents, 17 years.

(5) SHAREHOLDERS' EQUITY

In 1997 and 1995 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares are sold to the plan, the difference between the cost and fair market value at the date of transfer is credited to shareholders' equity ($5,000 in 1997 and $44,000 in 1995).

The Company has an incentive stock option plan (the Plan) for key employees as defined under Section 422(A) of the Internal Revenue Code. The Plan as amended, provides that 1,509,000 common shares be reserved for issuance under the Plan, which expires on September 10, 2004. In addition, the Plan provides that non-qualified options can be granted to directors and independent contractors of the Company. Transactions involving the stock option plan are summarized as follows:

                                                                        WEIGHTED
                                                                         AVERAGE
                                                OPTION      OPTION        PRICE
                                                SHARES      AMOUNT      PER SHARE
                                               -------    ----------    ---------
Incentive Options:
Outstanding - March 31, 1994                   126,000    $  246,000       1.95
Granted                                        397,000     2,308,000       5.81
Exercised                                      (11,000)      (18,000)      1.64
                                               -------    ----------      -----
Outstanding - March 31, 1995                   512,000     2,536,000       4.95
Granted                                        134,000     1,520,000      11.34
Exercised                                      (38,000)      (89,000)      2.34
                                               -------    ----------      -----
Outstanding - March 31, 1996                   608,000     3,967,000       6.53
Cancelled                                      (15,000)     (117,000)      7.80
Granted                                             --            --         --
Exercised                                      (27,000)     (153,000)      5.67
                                               -------    ----------      -----
Outstanding - March 31, 1997                   566,000    $3,697,000       6.53
                                               =======    ==========      =====
Exercisable - March 31, 1997                   264,000    $1,384,000       5.24
                                               =======    ==========      =====
Non-qualified Options:
Outstanding - March 31, 1994                   164,000    $  450,000       2.74
Granted                                         15,000        18,000       5.06
Exercised                                      (19,000)       (5,000)       .26
                                               -------    ----------      -----
Outstanding - March 31, 1995                   160,000       526,000       3.29
Granted                                         62,000       775,000      12.50
Exercised                                      (39,000)      (98,000)      2.51
                                               -------    ----------      -----
Outstanding - March 31, 1996                   183,000     1,203,000       6.57
Cancelled                                       (3,000)      (11,000)      3.93
Granted                                         16,000       139,000       9.25
Exercised                                      (14,000)      (64,000)      4.57
                                               -------    ----------      -----
Outstanding - March 31, 1997                   182,000    $1,267,000       6.96
                                               =======    ==========      =====
Exercisable - March 31, 1997                   127,000    $  693,000       5.46
                                               =======    ==========      =====

At March 31, 1997, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.68 to $13.47 and 7.5 years, respectively.

Incentive and non-qualified options were granted at prices not less than 100% of fair market value at dates of grant. Options under the plan become exercisable on the anniversary of the grant date on a prorata basis over a defined period and expire 10 years after the date of grant. To the extent the Company derived a tax benefit from options exercised by employees, such benefit is credited to Common Stock when realized on the Company's income tax returns.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value at the grant date prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings in 1997, 1996 and 1995 would have been reduced by approximately $351,000, $239,000 and $18,000 respectively, and net earnings per share would have been reduced by $.03, $.02 and $.00 per share in 1997, 1996 and 1995, respectively. The weighted average fair value of options granted during 1997, 1996 and 1995 is estimated at $2.83, $5.69 and $4.41 respectively. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

                                1997            1996            1995
                                ----            ----            ----
Risk-free interest rate         5.9%            6.2%            6.8%
Forfeiture rate                 2.0%            2.0%            2.0%
Dividend yield                   .0              .0              .0
Volatility                       45%             45%             45%
Expected life (years)             5%              5%              5%

(6)  EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors.

The Company has accrued and paid $96,000, $71,000, and $48,000 of the plan contributions during 1997, 1996 and 1995, respectively.

(7)  COMMITMENTS

The Company is currently leasing its administrative and plan facilities and certain office equipment under noncancellable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:

                1998                            $  354,000
                1999                               362,000
                2000                               348,000
                2001                               341,000
                2002                               354,000
                Thereafter                         461,000
                                                ----------
                TOTAL:                          $2,220,000
                                                ==========

Rent expense amounted to $417,000, $239,000, and $192,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

(8)  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 1997 and 1996:

                                          Gross           Net       Net Earnings
                         Revenue          Profit        Earnings      Per Share
                       -----------     -----------     ----------     ---------
1997
----
First Quarter         $ 7,772,000     $ 4,593,000      $1,624,000       $0.16
Second Quarter          7,357,000       4,257,000       1,610,000        0.15
Third Quarter           5,955,000       3,161,000       1,099,000        0.11
Fourth Quarter          5,077,000       2,794,000         702,000        0.07
                      -----------     -----------      ----------       -----
Year                  $26,161,000     $14,805,000      $5,035,000       $0.49
                      ===========     ===========      ==========       =====
1996
----
First Quarter         $ 5,283,000     $ 2,930,000      $  995,000       $0.10
Second Quarter          5,264,000       3,079,000       1,021,000        0.10
Third Quarter           4,641,000       2,637,000         940,000        0.09
Fourth Quarter          5,171,000       3,233,000       1,394,000        0.13
                      -----------     -----------      ----------       -----
Year                  $20,359,000     $11,879,000      $4,310,000       $0.42
                      ===========     ===========      ==========       =====

                          INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS

Chad Therapeutics, Inc.

We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 1997 and 1996 and the related statements of earnings, shareholders' equity and cash flows for the three years ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 1997 and 1996 and the results of its operations and its cash flows for the three years ended March 31, 1997, in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP

Los Angeles, California
May 10, 1997

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales for the years ended March 31, 1997 and 1996, increased $5,802,000 and $5,841,000 or 28.5% and 40.2%, respectively, over the prior year's periods. There were no price increases during the periods presented. The increase in sales relates primarily to increases in domestic sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems which are benefiting from the current marketing environment for home oxygen therapy discussed below.

Sales to foreign distributors represented 9.9% and 12.4% of total sales for the years ended March 31, 1997 and 1996, respectively, as these sales increased at a slower rate than domestic sales. Currently, management expects a smaller increase in sales to foreign distributors during the upcoming fiscal year and while these sales should continue to increase on an annual basis, quarter to quarter sales will fluctuate depending on the timing of shipments. In addition, all foreign sales are transacted in dollars, thus quarter to quarter unit sales could be affected by foreign currency fluctuations.

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

In addition, other changes in the health care delivery system - including the increase in the acceptance and utilization of managed care - have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. In 1997, three major national chains accounted for approximately 31% of the Company's domestic sales. This percentage is approximately equal to these chains' total market share in the home oxygen business. Margins on these sales may be somewhat lower due to quantity pricing. The Company's products, which allow homecare dealers to provide cost efficient home oxygen therapy, are ideally suited for use in a managed care environment and as a tool for dealers to increase revenues and profits. To ensure continued awareness of the benefits of the Company's products by chain headquarters personnel, a proactive marketing and communication program is in effect with all of the major national chains.

The Company believes that its rate of growth at the end of fiscal 1997 was adversely affected by several factors. During the quarter ended March 31, 1997, sales to national chain accounts decreased as programs to convert patients to more cost efficient systems in the previous year's quarter did not recur. In addition, sales to national chain accounts as well as independent dealers have also been impacted by increased competitive factors and uncertainties regarding the size of potential cuts in Medicare home oxygen reimbursement which are being discussed as part of the Federal budget process. Management believes these factors will continue to affect the Company's rate of sales growth and level of profitability for at least the first half of the year ending March 31, 1998.

Cost of sales as a percent of net sales increased from 41.7% to 43.4% and decreased from 47.6% to 41.7%, respectively, for the years ended March 31, 1997 and 1996, as compared to the prior year's periods. The cur-rent year has been affected by higher fixed overhead costs related to the Company's move to new facilities in October. The decrease in cost of sales percentage in the prior year related to decreased production costs related to bringing certain manufacturing operations in house. Management believes gross margins may decline in the near future due to increased competition.

Selling, general and administrative expenditures decreased as a percentage of net sales for the years ended March 31, 1997 and 1996, from 23.5% to 21.4% and from 26.0% to 23.5%, respectively, as compared to the prior year's periods, as the rate of growth in sales exceeded the increased costs associated with such growth. Research and development expenses increased by $797,000 and $43,000 for the years ended March 31, 1997 and 1996, respectively, as compared to the prior year's periods. Currently, management expects research and development expenditures to total approximately $950,000 in the fiscal year ending March 31, 1998, on projects to enhance and expand the Company's product line.

At March 31, 1995, the Company had fully utilized its net operating loss carryforwards for Federal income tax purposes and other tax credit carryforwards. Future years will therefore be fully taxed and management estimates that the combined Federal and California income tax rates will be approximately 40%, as compared to 40.1% in 1997, 39.1% in 1996 and 31.5% in 1995.

FINANCIAL CONDITION

At March 31, 1997, the Company had cash and marketable securities totaling $2,289,000 or 14% of total assets, as compared to $2,838,000 (26%) at March 31, 1996. Approximately $2,900,000 has been expended during the year ended March 31, 1997, for capital expenditures associated with the construction of the Company's new corporate headquarters and related additions. Net working capital increased from $9,219,000 at March 31, 1996 to $10,985,000 at March 31, 1997.
Accounts receivable decreased $543,000 during the period ended March 31, 1997, which related to a decrease in sales to international customers during the quarter ended March 31, 1997. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $2,052,000. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.

Management believes funds derived from operations should be adequate to meet the Company's present cash requirements. The Company does not have any established external sources of funds. The Company expects capital expenditures during the next twelve months to be approximately $1,250,000. On June 30, 1994, the Company announced that the Board of Directors had authorized stock repurchases of its common shares in privately negotiated transactions for a minimum of 10,000 shares. While the Company made no stock repurchases during the year ended March 31, 1997, the Company may make additional stock repurchases pursuant to the Board of Directors authorization in the future. In addition, the Board has authorized the Company to purchase shares of the Company's common stock in open market transaction. During the year ended March 31, 1997, the Company purchased approximately 15,000 shares at a cost of $183,000, however, the number of shares which may be purchased under these programs in the future can be predicted at this time. The Company does not provide post employment retirement benefits.

NEWLY ISSUED ACCOUNTING STANDARDS

In March, 1995, Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of

Long-lives Assets and for Long-lived Assets to be disposed of was issued. This statement provides guidelines for recognition of impairment losses related to long-term assets and is effective for fiscal years beginning after December 15, 1995. The adoption of this new standard did not have a material effect on the Company's financial statements.

In October, 1995, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation" ("Statement No. 123"), was issued. This statement encourages, but does not require, a fair value based method of accounting for employee stock options and is effective for fiscal years beginning after December 15, 1995. The Company will continue to measure compensation costs under APB Opinion No. 25, Accounting for Stock Issued to Employees and complied with the pro forma disclosure requirements of Statement No. 123 in its annual financial statements.

The Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" ("FAS 128"), in February 1997. FAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company will adopt FAS 128 in the third quarter of 1998. FAS 128 requires the presentation of "Basic" earnings per share which represents income available to common shareholders divided by the weighted average number of common shares outstanding for the period. A dual presentation of "Diluted" earnings per share will also be required. The Diluted presentation is similar to the current presentation of all prior-period earnings per share data presented. Management believes the adoption of FAS 128 will not have a material impact on the Company's financial position or results of operations.

OUTLOOK: ISSUES & RISKS

This annual report contains forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties which may cause actual operating results to differ materially from currently anticipated results. Among the factors that could cause actual results to differ materially are the following:

DEPENDENCE UPON A SINGLE PRODUCT LINE

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company's future performance is thus dependent upon developments affecting this segment of the health care market and the Company's ability to remain competitive within this market sector.

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains presently account for 31% of the Company's domestic sales. Future sales may be increasingly dependent on a limited number of customers which may have an impact on margins due to quantity pricing.

COMPETITION

Chad's success over the past several years has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. The Company believes the quality of its products and its established reputation will continue to be a competitive advantage; however, no assurance can be given that increased competition in the home oxygen market will not have an adverse affect on the Company's product pricing and operations.

RAPID TECHNOLOGICAL CHANGE

The health care industry is characterized by rapid technological change. The Company's products may become obsolete as a result of new developments. The Company's ability to remain competitive will depend to a large extent upon its ability to anticipate and stay abreast of new technological developments related to oxygen therapy. The Company has limited internal research and development capabilities. Historically, the Company has contracted with outside parties to develop new products. Some of the Company's competitors have substantially greater funds and facilities to pursue research and development of new products and technologies for oxygen therapy.

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

PATENTS AND TRADEMARKS

The Company pursues a policy of obtaining patents for appropriate inventions related to products marketed or manufactured by the Company. The Company considers the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition could have an adverse impact upon the Company's business.

PRODUCTS LIABILITY

The nature of the Company's business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains products liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the costs of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company's results of operations and financial position.

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

ADDITIONAL RISK FACTORS

Additional factors which might affect the Company's performance may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

COMMON STOCK PRICE RANGE

The Company's Common Shares were traded on NASDAQ from its initial public offering on July 20, 1983 through February 10, 1987, under the NASDAQ symbol 3CTHU. From February 10, 1987 to August 3, 1993, the Company's Common Shares were not part of the automated quotations system. Beginning August 3, 1993, the company's common shares were traded on the American Stock Exchange Emerging Company Marketplace and on June 6, 1994, the Company's shares moved to the primary list of the American Stock Exchange with the symbol CTU. The following table sets forth, for the periods indicated, the range of high and low closing bid prices of the Company's Common Shares, as furnished by the National Quotation Bureau, Incorporated and high and low closing prices as furnished by the American Stock Exchange. Prices have been adjusted to reflect a 2 for 1 split distributed October 15, 1993, and a 3 for 2 split distributed on October 16, 1995.

QUARTER ENDED                    HIGH            LOW
---------------------------      ----            ---
June 30, 1995                   11-1/8          5-7/16
September 30, 1995                  15           9-1/2
December 31, 1995                   16          11-3/8
March 31, 1996                  15-1/8              11
June 30, 1996                   19-1/8          12-1/2
September 30, 1996              19-7/8          15-1/4
December 31, 1996               20-5/8          14-1/8
March 31, 1997                      16          10-5/8

Prices prior to August 3, 1993, represent quotations between dealers without adjustment for retail markups, markdown or commissions and may not represent actual transactions. As of June 16, 1997, there were approximately XXX shareholders of record of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Senior Vice President
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311