Form 10-K/A, Exhibit 13
period 1997-03-31
CHAD THERAPEUTICS INC
filed 1997-07-02
CIK 713492

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


Prices prior to August 3, 1993, represent quotations between dealers without adjustment for retail markups, markdown or commissions and may not represent actual transactions. As of June 16, 1997, there were approximately 328 shareholders of record of the Company's common stock. No cash dividends have been paid on the common stock.


SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Senior Vice President
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311