Form 10-K, Exhibit 13
period 1998-03-31
CHAD THERAPEUTICS INC
filed 1998-06-19
CIK 713492

                                                                    EXHIBIT 13.1


                            [PHOTOGRAPH OF CHAIRMAN]
                                Charles R. Adams
                              Chairman of the Board


LETTER FROM THE CHAIRMAN


For the past seven years or more it has been a personal pleasure to write this opening paragraph. I was able to report phenomenal success and growth in both sales and earnings and the establishment of many new records each year. That is not the case for fiscal 1998 as both sales and earnings declined significantly. While it was a disappointing year in terms of our financial performance, we remain in solid financial condition and progress is being made towards regaining our growth pattern. I will let Tom Jones, your new Chief Executive Officer, review plans and the outlook for the future in his letter to you which follows and I will attempt to review the events and causes of the difficult year just concluded.

During much of calendar year 1997 discussions and negotiations were being held as the federal government tried to achieve a balanced budget. As these negotiations took place rumors became rampant regarding the size of the proposed reduction in reimbursement for home oxygen services by Medicare, with some estimates as high as 40%. This had a significant impact on home oxygen providers all over the country in two major ways. Providers reduced spending as much as possible as they scrambled to minimize costs and expenses; and they became seriously concerned about their ability to survive in business with these proposed drastic reductions. The final budget bill enacted in the fall included a 25% cut in home oxygen reimbursement, which went into effect on January 1, 1998, with an additional 5% cut to become effective January 1, 1999. As a result providers continued their efforts to reduce expenses. In Chad's area of portable oxygen, many took drastic measures and reverted to the methods of ten or more years ago, substituting the old large bulky cylinders and carts for more modern and truly ambulatory systems.

Another impact of the turmoil over reimbursement cuts was the increase in consolidation activity that resulted in strong independent dealers being acquired by large national chains. Independents have been, by far, the largest and most important part of Chad's business. Chad's independent dealers have also been the most attractive acquisitions for the national chains because of their growth and profitability, due in large part to Chad's efficient and desirable systems. The loss of these dependable customers as they complied with the purchasing policies of their new owners was a substantial loss to Chad.

The Company also faced a form of competition that had heretofore not manifested itself. There had been competition in the oxygen conserving device market for several years but it had never been serious. There was no other electronic conserver that could compete with Chad's OXYMATIC conserver because of its clearly superior oxygen savings efficiency. We had always argued that the only logical reason for using an oxygen conserving device was to conserve as much oxygen as possible. Chad's OXYMATIC conserver provided an average savings ratio of seven to one compared with competitive devices three to one savings at best. However, the first half of fiscal 1998 brought several new conserving devices to the market with all of them competing on the basis of unit cost of the device. They accomplished something I never would have believed possible. They successfully got a number of physicians, therapists and providers to think of oxygen conservers as generic products without regard to efficiency. Consequently, the market became more unit price sensitive and cheaper electronic conservers captured some of the loyal market we had built over the years. The good news is that despite the loss in market share in the past year the OXYMATIC conserver is still the market leader and recent indications are that unit sales of this product are on the rise again as providers are learning to cope with the reimbursement cuts.

During this time the Company was working to complete development of the new TOTAL 0[subscript]2(TM) Delivery System. It promises to be the right product at the right time for both the Company and the home oxygen industry. The TOTAL 0[subscript]2 system provides stationary oxygen for the patient at home, portable oxygen including an oxygen conserving device for ambulation and a safe efficient mechanism to fill the portable unit from the stationary unit. It can improve providers' profitability by reducing the cost of servicing patients while at the same time delivering a higher quality of service to those patients as they are no longer restricted in the amount of ambulatory oxygen they can use. Truly the right product at the right TIME. The Company previewed the new product in early October at the Medtrade show in New Orleans to great enthusiasm. However, it was not ready to sell as clearance was not received from the FDA until mid-November and shipping did not begin until January as the Company and its suppliers refined manufacturing practices for the new system. Manufacturing processes are still being refined as the Company works to increase production capability of the TOTAL 0[subscript]2 system. We did ship $535,000 in TOTAL 0[subscript]2 systems through March 31, 1998, and had a $361,000 backlog of systems at that date. Tom Jones will review expectations for the new product in his report, including the product's international potential.

I certainly would have much preferred a different outcome for this, my last year as Chad's CEO. Even so, I still feel very good and increasingly optimistic about the Company's future with the opportunities we have and Tom Jones to lead us. I wouldn't trade my experiences of the past 16 years and my wonderful associations for anything. That includes not only Chad management and employees but the many loyal friends who have invested in Chad.

Although I'm no longer a part of management, as Chairman of the Board I would like to promise you once again that we will all do our very best.

Charles R. Adams

/s/ CHARLES R. ADAMS


Chairman of the Board of Directors

                               [PHOTOGRAPH OF CEO]
                                Thomas E. Jones
                            Chief Executive Officer



I am pleased to be able to write to you as your new Chief Executive Officer. While the respiratory care industry faces many challenges today I am excited about the opportunities the Company currently has before it and look forward to working with the people at Chad to achieve the Company's potential.

After the shock of experiencing the reality of a 25% across the board Medicare oxygen revenue reduction (effective January 1, 1998), our home care provider customers, we believe, are rolling up their sleeves and going about the tasks of re-engineering their businesses to absorb this revenue reduction as well as the 5% reduction scheduled for January 1, 1999. For the most part, they also recognize that these revenue cuts will not be the end of the cost reduction pressure in the health care arena. The Competitive Bidding study mandated by Congress is only one example of further pricing pressure.

With this atmosphere in mind, I cannot envision a more appropriate time to be offering a product such as the Total 0[subscript]2"(TM) Delivery System. Not only is the reimbursement structure forcing home care providers to learn how to deliver oxygen to home care patients more efficiently, but the growth of the home oxygen patient base, driven by chronic obstructive pulmonary disease
(COPD), continues at about 8-10% annually by most estimates.

From our perspective the clinical advantages of ambulatory oxygen for the increasingly mobile patient population continues to align the market characteristics in favor of innovative lower total cost home oxygen patient solutions, such as the Total 0[subscript]2 system.

The adoption of the Total 0[subscript]2 system lends itself to those home care providers who want to and are willing to technologically leapfrog their competition to achieve lower costs and a higher quality of service for ambulatory patients. Some home care providers who wish to try to incrementally squeeze their costs to regain acceptable profitability in the face of Medicare revenue cuts are very reluctant to adopt a new technology such as the Total 0[subscript]2 system, which requires changes in various operating approaches such as rationalizing or eliminating truck delivery schedules.

However, for those providers willing to "think outside the box" and restructure their businesses, we believe the rewards will be great. For several of our "early adopters" of the Total 0[subscript]2 system, the rewards appear to be very significant in achieving lower operating costs, increasing market share and improving patient satisfaction. Several of these "early adopter" accounts are having excellent success directing media ads at patients through Chad's co-op advertising program to gain market share.

The U.S. market for home oxygen systems is generally estimated to be in the area of $250-$300 million with unit volume of oxygen systems at 250-300 thousand for calendar 1997. With the non-U.S. market adding approximately 25% to those U.S. numbers, the size of the opportunity for Chad is enormous even when one accounts for the non-ambulatory patients who have been built into these base estimates.

With so large a market opportunity before us we are currently exploring various methods of achieving more effective sales efforts including utilizing some form of field sales organization to provide face-to-face sales representatives to sell the Total 0[subscript]2 system to home care providers. We would expect to come to some conclusion and have a plan implemented by the time you receive this Annual Report.

After the sharp erosion of our market share in the traditional OXYMATIC conserver product line during fiscal 1998, we believe this profitable line is beginning to grow again. We believe this is due to both regaining some historical customers as well as the expanding market discussed earlier combined with home care providers search for the most cost efficient products to deal with the recent Medicare reimbursement cuts.

In the International arena, we can tell you that interest in the Total 0[subscript]2 system is high. Converting this interest to sales revenues will however take time and much effort due to both the necessary regulatory approvals as well as the various reimbursement structures outside the U.S. which, in some cases, do not necessarily favor cost reductions for home oxygen delivery. Cost reduction pressures are however, consistent in virtually every venue, so most foreign health care systems are examining ways to reduce healthcare costs over time. We are nevertheless pursuing regulatory approval in numerous foreign venues. In some countries we, along with our selected distributors, may need to pursue modifications of drug delivery regulations to allow delivery of 93% oxygen via compressed gas cylinders. We do however anticipate modest but growing revenue during fiscal 1999 for the Total 0[subscript]2 system.

With regard to the traditional OXYMATIC conserver and related products, we anticipate some recovery from fiscal 1998. However, significant growth and penetration in international markets is not expected until the regulatory approvals are received for the Total 0[subscript]2 system.

For this coming year, Chad's focus will be on the following objectives:

        - To achieve smooth and efficient Total 0[subscript]2 system manufacturing operations with the ability and plan to expand manufacturing volume as necessary

        - To achieve sales and market penetration in the U.S. consistent with the large opportunities that the current market conditions offer

        - To continue preparation for introduction of the Total 0[subscript]2 system to international markets, and

        - To pursue and develop the new product opportunities which we have before us

These objectives will certainly challenge everyone within the Chad team. However, I have no doubt that these things can be accomplished with the outstanding group of fellow employees here at Chad.


Thomas E. Jones


/s/ THOMAS E. JONES

Chief Executive Officer

                             ISO 9000 CERTIFICATION


                CHAD RECEIVES ISO 9000 CERTIFICATION AND CE MARK

   By: Louie Goryoka, Vice President Quality Assurance and Regulatory Affairs



                [PHOTOGRAPH OF VICE PRESIDENT QUALITY ASSURANCE]

                                 Louie Goryoka
                        Vice President Quality Assurance
                             and Regulatory Affairs



One of the most significant changes in domestic and international business is the recent movement toward quality awareness. The importance of quality and reliability is becoming recognized as a critical factor for the sale of many products and services. This growth in international quality awareness has resulted in customer and consumer demand for products and services that are entirely suitable for the purpose intended. Furthermore, there is a growing expectation that products distributed internationally will continue to be operational and serviceable for an acceptable period of time.

The international standards for meeting these quality goals are ISO 9000 certification and CE marking of products and Chad Therapeutics has recently been approved for both of these standards. In pursuit of an increasingly successful role in the global economy Chad has been constantly improving its quality system to meet or exceed these standards. Thus, as Chad's quality system moves through improvement phases, so does the Company's opportunity for success in the competitive global marketplace.

With the ISO 9000 certification Chad is improving efficiency, reducing costs and most importantly increasing customer satisfaction. The CE Marking is the manufacturer's self-declaration, showing compliance with all applicable EC directives. For most products sold in the European Union (EU), the use of the CE Marking and the Declaration of Conformity are mandatory as of June 1998. With this mark of conformity, Chad's products can be marketed freely throughout the member countries.

In today's marketplace there are many benefits resulting from ISO 9000 certification and CE Marking of products. Chad Therapeutics is committed to maintaining the highest possible quality standards so that our products are in the best possible competitive position.

                              FINANCIAL HIGHLIGHTS




SELECTED FINANCIAL DATA

                                                                YEARS ENDED MARCH 31,
                                 -----------------------------------------------------------------------------------
                                     1998               1997              1996             1995              1994
                                 -----------        ----------        ----------        ----------         ---------
Net Sales                        $16,593,000        26,161,000        20,359,000        14,518,000         9,470,000
Interest Income                      164,000           113,000            97,000            50,000            28,000
Net Earnings                         797,000         5,035,000         4,310,000         2,606,000         2,053,000
Basic Earnings Per Share                 .08               .51               .44               .26               .20
Diluted Earnings Per Share               .08               .49               .42               .26               .20
Net Working Capital               10,704,000        10,985,000         9,219,000         5,172,000         4,176,000
Total Assets                      17,436,000        15,861,000        10,778,000         6,371,000         5,075,000
Shareholders' Equity              16,074,000        15,110,000         9,775,000         5,574,000         4,507,000


   No cash dividends have been declared or paid during the periods presented.

                                 BALANCE SHEETS


                                                                          MARCH 31,
                                                             --------------------------------
                                                                 1998                1997
                                                             ------------          ----------
ASSETS

Current assets:
    Cash                                                     $  1,579,000           2,289,000
    Accounts receivable, less allowance for doubtful
      accounts of $105,000 and $107,000 in 1998 and 1997        2,469,000           2,329,000
    Inventories (Note 2)                                        7,133,000           6,063,000
    Income taxes refundable (Note 3)                              572,000             527,000
    Prepaid expenses                                              249,000             172,000
    Deferred income taxes (Note 3)                                 64,000             356,000
                                                             ------------          ----------
      Total current assets                                     12,066,000          11,736,000
                                                             ------------          ----------
Property and equipment, at cost:
    Office equipment and furniture                              1,639,000           1,265,000
    Machinery and equipment                                       804,000             634,000
    Tooling                                                     1,084,000             305,000
    Leasehold improvements                                      1,748,000           1,640,000
                                                             ------------          ----------
                                                                5,275,000           3,844,000
      Less accumulated depreciation and amortization            1,310,000             717,000
                                                             ------------          ----------
      Net property and equipment                                3,965,000           3,127,000
                                                             ------------          ----------
Note receivable from related party (Note 4)                       126,000                  --
Other assets, net (Note 5)                                      1,279,000             998,000
                                                             ------------          ----------
                                                             $ 17,436,000          15,861,000
                                                             ============          ==========

                                                                  1998                1997
                                                             ------------           ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                         $    730,000             344,000
    Accrued expenses (Note 8)                                     632,000             407,000
                                                             ------------           ---------
      Total current liabilities                                 1,362,000             751,000
                                                             ------------           ---------
Commitments (Note 9)
Shareholders' equity (Note 6):
    Common shares
      Authorized 40,000,000 shares;
       10,008,000 and 9,951,000 shares issued                  13,100,000          12,834,000
    Retained earnings                                           3,105,000           2,308,000
                                                             ------------          ----------
                                                               16,205,000          15,142,000
    Less treasury shares at cost, 19,000 and 3,000
        shares in 1998 and 1997                                  (131,000)            (32,000)
                                                             ------------          ----------
      Net shareholders' equity                                 16,074,000          15,110,000
                                                             ------------          ----------
                                                             $ 17,436,000          15,861,000
                                                             ============          ==========

See accompanying notes to financial statements.

                             STATEMENTS OF EARNINGS


                                                            YEARS ENDED MARCH 31,
                                              -----------------------------------------------
                                                  1998              1997               1996
                                              -----------        ----------        ----------
Net sales                                     $16,593,000        26,161,000        20,359,000
Cost of sales                                   8,670,000        11,356,000         8,480,000
                                              -----------        ----------        ----------
       Gross profit                             7,923,000        14,805,000        11,879,000
Costs and expenses:
    Selling, general and administrative         6,042,000         5,595,000         4,791,000
    Research and development                      713,000           910,000           113,000
                                              -----------        ----------        ----------
       Total costs and expenses                 6,755,000         6,505,000         4,904,000
                                              -----------        ----------        ----------
       Operating income                         1,168,000         8,300,000         6,975,000
Interest income                                   164,000           113,000            97,000
                                              -----------        ----------        ----------
       Earnings before income taxes             1,332,000         8,413,000         7,072,000
Income taxes (Note 3)                             535,000         3,378,000         2,762,000
                                              -----------        ----------        ----------
       Net earnings                           $   797,000         5,035,000         4,310,000
                                              ===========        ==========        ==========
       Basic earnings per share               $       .08               .51               .44
                                              ===========        ==========        ==========
       Diluted earnings per share             $       .08               .49               .42
                                              ===========        ==========        ==========


                                 See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY



FOR THE YEARS ENDED MARCH 31,1998,1997 AND 1996

                                                                                               RETAINED
                                                            COMMON SHARES (NOTE 6)             EARNINGS
                                                      -------------------------------         (ACCUMULATED          TREASURY
                                                          SHARES             AMOUNT             DEFICIT)             SHARES
                                                      ------------       ------------         ------------       -------------
Balance at March 31, 1995                               9,620,000        $  6,832,000          (1,258,000)       $         --
Common Shares Repurchased and Retired                     (71,000)           (392,000)                 --                  --
Common Shares Repurchased At Cost                              --            (228,000)                 --                  --
Common Shares Issued For Purchases
  Under Employee Benefit Plan                                  --                  --                  --             160,000
Exercise of Stock Options                                  74,000             187,000                  --                  --
Tax Benefit From Exercise of
  Non-Qualified Stock Options                                  --             164,000                  --                  --
Net Earnings                                                   --                  --           4,310,000                  --
                                                       ----------        ------------        ------------        ------------

Balance at March 31, 1996                               9,623,000           6,791,000           3,052,000             (68,000)
Common Shares Repurchased At Cost                              --                  --                  --            (183,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan                                  --               5,000                  --             219,000
3% Stock Dividend                                         289,000           5,779,000          (5,779,000)                 --
Exercise of Stock Options                                  41,000             216,000                  --                  --
Common Shares Tendered and Retired
  For Stock Option Exercise                                (2,000)            (32,000)                 --                  --
Tax Benefit From Exercise of
  Non-Qualified Stock Options                                  --              75,000                  --                  --
Net Earnings                                                   --                  --           5,035,000                  --
                                                       ----------        ------------        ------------        ------------

Balance at March 31, 1997                               9,951,000          12,834,000           2,308,000             (32,000)
Common Shares Repurchased At Cost                              --                  --                  --            (285,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan                                  --                  --                  --             186,000
Exercise of Stock Options                                  57,000             156,000                  --                  --
Tax Benefit From Exercise of
  Non-Qualified Stock Options                                  --             103,000                  --                  --
Stock Option Grants                                            --               7,000                  --                  --
Net Earnings                                                   --                  --             797,000                  --
                                                       ----------        ------------        ------------        ------------

Balance at March 31, 1998                              10,008,000        $ 13,100,000        $  3,105,000        $   (131,000)
                                                       ==========        ============        ============        ============



See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS





                                                                               INCREASE (DECREASE) IN CASH
                                                                                    YEARS ENDED March 31,
                                                                    -------------------------------------------------
                                                                       1998                1997                1996
                                                                    -----------          ---------          ---------
 Cash flows from operating activities:
    Net earnings                                                    $   797,000          5,035,000          4,310,000
    Adjustments to reconcile net earnings
       to net cash provided by operating activities:
         Depreciation and amortization                                  617,000            280,000            114,000
         Compensation expense related
          to option grants                                                7,000                 --                 --
         Changes in assets and liabilities:
           Decrease (increase) in accounts receivable                  (140,000)           543,000           (746,000)
           Decrease (increase) in inventories                        (1,070,000)        (2,052,000)        (2,166,000)
           Decrease (increase) in income taxes refundable               (45,000)          (527,000)            84,000
           Decrease (increase) in prepaid expenses                      (77,000)           (27,000)           (20,000)
           Decrease (increase) in deferred income taxes                 292,000                 --           (202,000)
           Decrease (increase) in note receivable
              from related party                                       (126,000)                --                 --
           Decrease (increase) in other assets                         (305,000)          (942,000)                --
           Increase (decrease) in accounts payable                      386,000            (55,000)          (115,000)
           Increase (decrease) in accrued expenses                      225,000            (17,000)          (141,000)
           Increase (decrease) in income taxes payable                       --           (180,000)           180,000
                                                                    -----------          ---------          ---------
           Net cash provided by operating activities                    561,000          2,058,000          1,580,000
                                                                    -----------          ---------          ---------

Cash flows from investing activities:
    Decrease (increase) in marketable securities                             --          1,029,000           (613,000)
    Capital expenditures                                             (1,431,000)        (2,912,000)          (268,000)
    Dispositions of property and equipment                                   --              5,000                 --
                                                                    -----------          ---------          ---------
           Net cash (used in) investing activities                   (1,431,000)        (1,878,000)          (881,000)
                                                                    -----------          ---------          ---------

Cash flows from financing activities:
    Tax benefit from exercise of non-qualified stock options            103,000             75,000            164,000
    Exercise of stock options                                           156,000            216,000            187,000
    Common shares purchased                                            (285,000)          (183,000)          (620,000)
    Common shares issued                                                186,000            224,000            160,000
    Common shares tendered and retired                                       --            (32,000)                --
                                                                    -----------          ---------          ---------
          Net cash provided by (used in) financing activities           160,000            300,000           (109,000)
                                                                    -----------          ---------          ---------

Net increase (decrease) in cash                                        (710,000)           480,000            590,000

Cash beginning of year                                                2,289,000          1,809,000          1,219,000
                                                                    -----------          ---------          ---------
Cash end of year                                                    $ 1,579,000          2,289,000          1,809,000
                                                                    ===========          =========          =========
Supplemental disclosure of cash flow information:
          Cash paid during the year for:
       Income taxes                                                 $   185,000          4,010,000          2,535,000
                                                                    ===========          =========          =========
Supplemental schedule of noncash investing
      and financing activities:
   Common stock issued as payment of dividend                       $        --          5,779,000                 --
                                                                    ===========          =========          =========

                                 See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS

MARCH 31, 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 1998. The carrying amounts related to cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of such instruments. It is not practicable to estimate the fair value of the note receivable from related party due to the nature of the instrument.

INVENTORIES

Inventories are valued at lower of cost or market. Cost is determined based on standard cost which approximates the first-in, first-out method.

DEPRECIATION

Depreciation of property and equipment is provided using straight-line methods based on the estimated useful lives of the related assets as follows:

Office Equipment and Furniture                                         5-7 Years
Machinery and Equipment                                               5-10 Years
Tooling                                                                  3 Years

Amortization of leasehold improvements is over the life of the related lease or asset, whichever is shorter.

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

NET EARNINGS PER COMMON SHARE

The Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share ("FAS 128"), in February 1997. FAS 128 is effective for both interim and annual periods ending after December 1997. FAS 128 requires the presentation of "Basic" earnings per share which represents income available to common shareholders divided by the weighted average number of common shares outstanding for the period. A dual presentation of "Diluted" earnings per share is also required. The adoption of FAS 128 did not have a material impact on the Company's financial position or results of operations.

Following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted net earnings per common share for the years ended March 31, 1998, 1997 and 1996, respectively:

                                           1998           1997           1996
                                       -----------    -----------    -----------
Basic net earnings per share
Numerator - net earnings               $   797,000      5,035,000      4,310,000
Denominator - common
  shares outstanding                     9,958,000      9,931,000      9,853,000
                                       -----------    -----------    -----------
Basic net earnings per share           $       .08    $       .51    $       .44
                                       ===========    ===========    ===========
Diluted net earnings per share
Numerator - net earnings               $   797,000       5,035,00      4,310,000
Denominator -
  Common shares outstanding              9,958,000      9,931,000      9,853,000
  Common stock options                     256,000        442,000        367,000
                                       -----------    -----------    -----------
                                        10,214,000     10,373,000     10,220,000
                                       -----------    -----------    -----------
Diluted net earnings per share         $       .08    $       .49    $       .42
                                       ===========    ===========    ===========

Options to purchase 407,000 shares of common stock at prices ranging from $9.75 to $13.471 per share were not included in the computation of diluted earnings per share in 1998 because the option price was greater than the average market price of the common shares.

All of the share, per share and weighted average number of shares have been retroactively adjusted for a three-for-two stock split distributed on October 16, 1995, to all shareholders of record on October 2, 1995. In addition, the weighted average number of shares has been adjusted for a 3% stock dividend paid on October 15, 1996, to shareholders of record on October 1, 1996, which resulted in the issuance of 289,000 new shares.

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

MAJOR CUSTOMER

The Company had sales to one major customer which accounted for approximately 11% and 18% of net sales during the years ended March 31, 1998 and 1997, respectively. No one customer exceeded 10% of net sales during 1996.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 1998 presentation.

STOCK OPTION PLAN

Prior to April 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On April 1, 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

NEWLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), in June 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. FAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The Company will adopt FAS 130 in the first quarter of the fiscal year ending March 31, 1999. Management believes that the adoption of FAS 130 will not have a material impact on the Company's financial position or results of operations.

The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), in June 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It replaces the "industry segment" concept of FAS No. 14, "Financial Reporting for Segments of a Business Enterprise", with a "management approach" concept as to basis for identifying reportable segments. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt FAS 131 in the annual financial statements of the fiscal year ending March 31, 1999. Management believes the adoption of FAS 131 will not have a material impact on the Company's financial position or results of operations.

(2) INVENTORIES

At March 31, 1998 and 1997, inventories consisted of the following:

                                                1998            1997
                                             ----------       ---------
      Finished goods                         $1,154,000       1,228,000
      Work in process                         1,117,000       1,454,000
      Raw materials
        and supplies                          4,862,000       3,381,000
                                             ----------       ---------
                                             $7,133,000       6,063,000
                                             ==========       =========

(3) INCOME TAXES

The provision for income taxes for fiscal 1998, 1997 and 1996 consists of the following:

                                 1998          1997           1996
                              ----------    ----------     ----------
      Current:
        Federal               $  137,000     2,609,000      2,288,000
        State                    106,000       769,000        676,000
                              ----------    ----------     ----------
                                 243,000     3,378,000      2,964,000
      Deferred:
        Federal                  274,000       (10,000)      (181,000)
        State                     18,000        10,000        (21,000)
                              ----------    ----------     ----------
                                 292,000            --       (202,000)
                              ----------    ----------     ----------
            Total             $  535,000     3,378,000      2,762,000
                              ==========    ==========     ==========

A reconciliation of the difference between the Company's provision for income taxes and the statutory income tax for the years ended March 31, 1998, 1997 and 1996, respectively, is as follows:

                                        1998          1997          1996
                                     ----------    ----------    ----------
      Statutory tax expense          $  453,000     2,860,000     2,404,000
      State income tax                   82,000       514,000       432,000
      Warranty and other                     --         4,000       (74,000)
                                     ----------    ----------    ----------
                                     $  535,000     3,378,000     2,762,000
                                     ==========    ==========    ==========

The tax effects of temporary differences a give rise to significant portions of the deferred tax assets at March 31, 1998 and 1997 are presented as follows:

                                                     1998           1997
                                                   --------       -------
      State taxes                                  $ 29,000       265,000
      Bad debt reserves                              36,000        46,000
      Accrued expenses                               57,000        36,000
      Inventories                                    23,000        21,000
                                                   --------       -------
        Total deferred tax assets                  $145,000       368,000
      Deferred tax liability - depreciation         (81,000)      (12,000)
                                                   --------       -------
      Net deferred tax assets                      $ 64,000       356,000
                                                   ========       =======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based upon the levels of historical taxable income, management believes that it is more likely than not, that the Company will realize the deferred tax assets. As such, no valuation allowance has been recorded.

(4) NOTE RECEIVABLE FROM RELATED PARTY

The note receivable from related party is due from an officer and is payable in monthly installments of $1,200 with interest at 7.25%, is secured by a second trust deed and is due in April, 2112.

(5) OTHER ASSETS

Other assets includes $1,250,000 paid in 1997 and 1998 for a license on a new product. The license fee is being amortized beginning in 1998 using the straight-line method over the life of the related patents, 14 years.

(6) SHAREHOLDERS' EQUITY

In 1998,1997 and 1996 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares are sold to the plan, the difference between the cost and fair market value at the date of transfer is credited to shareholders' equity ($5,000 in 1997).

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

                                                                       WEIGHTED
                                                                        AVERAGE
                                     OPTION            OPTION            PRICE
                                     SHARES            AMOUNT          PER SHARE
                                    --------         -----------       ---------
Incentive Options:
Outstanding -
  March 31, 1995                     512,000         $ 2,536,000          4.95
Granted                              134,000           1,520,000         11.34
Exercised                            (38,000)            (89,000)         2.34
                                    --------         -----------         -----
Outstanding -
  March 31, 1996                     608,000           3,967,000          6.53
Cancelled                            (15,000)           (117,000)         7.80
Granted                                   --                  --            --
Exercised                            (27,000)           (152,000)         5.67
                                    --------         -----------         -----
Outstanding -
  March 31, 1997                     566,000           3,698,000          6.53
Cancelled                            (30,000)           (372,000)        12.40
Granted                              254,000           2,492,000          9.81
Exercised                             (2,000)            (10,000)         5.98
                                    --------         -----------         -----
Outstanding -
  March 31, 1998                     788,000         $ 5,808,000          7.37
                                    ========         ===========         =====
Exercisable -
  March 31, 1998                     372,000         $ 2,107,000          5.66
                                    ========         ===========         =====
Non-qualified Options:
Outstanding -
  March 31, 1995                     160,000         $   526,000          3.29
Granted                               62,000             775,000         12.50
Exercised                            (39,000)            (98,000)         2.51
                                    --------         -----------         -----
Outstanding -
  March 31, 1996                     183,000           1,203,000          6.57
Cancelled                             (3,000)            (11,000)         3.93
Granted                               16,000             139,000          9.25
Exercised                            (14,000)            (64,000)         4.57
                                    --------         -----------         -----
Outstanding -
  March 31, 1997                     182,000           1,267,000          6.96
Granted                               26,000             267,000         10.27
Exercised                            (55,000)           (146,000)         2.66
                                    --------         -----------         -----
Outstanding -
  March 31, 1998                     153,000         $ 1,388,000          9.07
                                    ========         ===========         =====
Exercisable -
  March 31, 1998                     123,000         $ 1,111,000          9.03
                                    ========         ===========         =====

At March 31, 1998, information regarding outstanding options is summarized as follows:

   Range of exercise prices                      $1.68-6.69       8.75-13.47
   Number outstanding                               519,000          422,000
   Weighted average
    remaining life (yrs.)                               6.7              8.9
   Weighted average
    exercise price                               $     5.13      $     10.77
   Number exercisable                               390,000          105,000
   Weighted average
    exercise price                               $     4.56      $     12.26

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value at the grant date prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings in 1998, 1997 and 1996 would have been reduced by approximately $247,000, $214,000 and $100,000, respectively, and net earnings per share would have been reduced by $.02, $.02 and $.01 per share in 1998, 1997 and 1996, respectively. The weighted average fair value of options granted during 1998, 1997 and 1996 is estimated at $5.41, $2.83 and $5.69, respectively. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions.

                                                 1998         1997         1996
                                                 ----         ----         ----
Risk-free interest rate                           5.9%         5.9%         6.2%
Forfeiture rate                                   2.0%         2.0%         2.0%
Dividend yield                                     .0           .0           .0
Volatility                                         57%          45%          45%
Expected life (years)                             5.0          5.0          5.0

(7) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. The Company has accrued and paid $59,000, $96,000, and $71,000 of the plan contributions during 1998, 1997 and 1996, respectively.

(8) ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                1998        1997
                                              --------    --------
      Accrued royalties                       $144,000     116,000
      Deferred revenue                          98,000          --
      Product and business
        liability insurance                     41,000      67,000
      Deferred rent                             92,000      97,000
      Accrued vacation                          76,000      72,000
      Other                                    181,000      55,000
                                              --------    --------
                                              $632,000     407,000
                                              ========    ========

(9) COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancellable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:

           1999                                       $  368,000
           2000                                          356,000
           2001                                          344,000
           2002                                          354,000
           2003                                          368,000
           Thereafter                                     93,000
                                                      ----------
           TOTAL:                                     $1,883,000
                                                      ==========

Rent expense amounted to $440,000, $417,000, and $239,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

(10) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 1998 and 1997:

                                                             NET             BASIC
                                           GROSS           EARNINGS      EARNINGS(LOSS)
                          REVENUE          PROFIT           (LOSS)         PER SHARE
                        -----------      -----------      -----------    --------------
    1998
    ----
    First Quarter       $ 5,428,000      $ 2,985,000      $   804,000        $0.08
    Second Quarter        4,390,000        2,214,000          289,000         0.03
    Third Quarter         3,234,000        1,324,000         (286,000)       (0.03)
    Fourth Quarter        3,541,000        1,400,000          (10,000)        0.00
                        -----------      -----------      -----------        -----
    Year                $16,593,000      $ 7,923,000      $   797,000        $0.08
                        ===========      ===========      ===========        =====
    1997
    ----
    First Quarter       $ 7,772,000      $ 4,593,000      $ 1,624,000        $0.17
    Second Quarter        7,357,000        4,257,000        1,610,000         0.16
    Third Quarter         5,955,000        3,161,000        1,099,000         0.11
    Fourth Quarter        5,077,000        2,794,000          702,000         0.07
                        -----------      -----------      -----------        -----
    Year                $26,161,000      $14,805,000      $ 5,035,000        $0.51
                        ===========      ===========      ===========        =====

(11) SUBSEQUENT EVENT

On May 7, 1998, the Company entered into an agreement with it's bank to provide a line of credit for one year of $2,000,000 for working capital to expand the new TOTAL 0[subscript]2 Delivery System product line. Amounts borrowed under the line of credit will bear interest at the bank's prime rate and is payable monthly.

                          INDEPENDENT AUDITOR'S REPORT


THE BOARD OF DIRECTORS AND SHAREHOLDERS

Chad Therapeutics, Inc.

We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 1998 and 1997 and the related statements of earnings, shareholders' equity and cash flows for the three years ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 1998 and 1997 and the results of its operations and its cash flows for the three years ended March 31, 1998, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Los Angeles, California
May 1, 1998, except as to Note 11
which is as of May 7, 1998

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

Sales for the years ended March 31, 1998 and 1997, decreased $9,568,000 (36.6%) and increased $5,802,000 (28.5%), respectively, from the prior year's periods. There were no price changes during 1997 and 1996. While there have been limited price reductions in 1998, the decrease in sales relates primarily to decreases in domestic unit sales in 1998 of OXYMATIC conservers and OXYLITE complete portable oxygen systems which are being affected by the current marketing environment for home oxygen therapy discussed below.

Sales to foreign distributors represented 10% of total sales for the years' ended March 31, 1998 and 1997. Currently, management expects a small increase in sales to foreign distributors during the upcoming fiscal year and quarter to quarter sales will fluctuate depending on the timing of shipments. In addition, all foreign sales are transacted in dollars, thus annual unit sales could be affected by foreign currency fluctuations.

The current procedure for reimbursement by Medicare for home oxygen services provides a prospective flat fee monthly payment based solely on the patient's prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, interest heightened in oxygen conserving devices which can extend the life of oxygen supplies and reduce service calls by dealers. Management believes these reimbursement procedures have heightened interest in the cost savings and improved mobility afforded by oxygen conserving devices such as the Company's products.

In addition, other changes in the health care delivery system including the increase in the acceptance and utilization of managed care have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. Three major national chains accounted for approximately 24% and 31% of the Company's domestic sales for the years ended March 31, 1998 and 1997, respectively. Margins on these sales may be somewhat lower due to quantity pricing. In some instances this has resulted in reduced purchases as the former independent provider complies with the chain's purchasing policies. The Company's products, which allow homecare dealers to provide cost efficient home oxygen therapy, are ideally suited for use in a managed care environment and as a tool for dealers to increase revenues and profits. To ensure continued awareness of the benefits of the Company's products by chain headquarters personnel, a proactive marketing and communication program is in effect with all of the major national chains.

The Company believes that its revenues at the end of fiscal 1997 and during the year ended March 31, 1998, were affected by several factors. During the year ended March 31, 1998, management believes sales to national chain accounts decreased as programs to convert patients to more acceptable ambulatory systems in the previous year did not recur. In addition, sales to national chain accounts as well as independent dealers have also been impacted by increased competitive factors and uncertainties regarding the size of potential cuts in Medicare home oxygen reimbursement which were being discussed as part of the Federal budget process. This process has now been finalized and a 25% cut in home oxygen reimbursement went into effect January, 1998. The effects of managed care and concerns over the severity of reimbursement cuts has, in many cases, resulted in the provision of systems to patients that do not provide truly ambulatory oxygen. Management believes these factors, including uncertainties as to how home care providers will respond to the 25% cut, may continue to adversely affect the Company's revenues from sales of oxygen conserving devices for the foreseeable future.

Management also believes future revenues may be positively affected by sales of a new product, the TOTAL 0[subscript]2(TM) Delivery System. The TOTAL 0[subscript]2 system provides stationary oxygen for patients at home, portable oxygen including an oxygen conserving device for ambulation and a safe and efficient mechanism for filling portable oxygen cylinders. This should provide home care dealers with a means to deal with the reimbursement cuts discussed above by reducing their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997, to sell the new product from the Food and Drug Administration. The Company began shipping TOTAL 0[subscript]2 systems in January and realized approximately $535,000 in sales through March 31, 1998. The sales potential for the new system is significant as the average selling price is anticipated to be approximately four times that of the OXYMATIC and OXYLITE systems. No estimate can currently be made regarding the level of success the Company may achieve with the TOTAL 0[subscript]2 system.

Cost of sales as a percent of net sales increased from 43.4% to 52.3% and from 41.7% to 43.4%, respectively, for the years ended March 31, 1998 and 1997, as compared to the prior year's periods. Both years have been affected by higher fixed overhead costs associated with the Company's move to new facilities in October, 1996. In addition, the year ended March 31, 1998, has been affected by decreased sales volume and start-up costs associated with the manufacture of the TOTAL 02 system. Management believes the gross margins should remain at or near current levels in future periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Selling, general and administrative expenditures increased from $5,595,000 to $6,042,000 and from $4,791,000 to $5,595,000 for the years ended March 31, 1998 and 1997, respectively. These increases related to the Company's move to new facilities in October 1996, and the costs of preparing to bring the Company's new TOTAL 02 system product to market. The Company does not anticipate a decrease in these expenses in the coming years. Research and development expenses decreased by $197,000 for the year ended March 31, 1998, as compared to the prior year's period. Currently, management expects research and development costs to total approximately $800,000 in the fiscal year ended March 31, 1999, on projects to enhance and expand the Company's product line.


FINANCIAL CONDITION

At March 31, 1998, the Company had cash totaling $1,579,000 or 9% of total assets, as compared to $2,289,000 (14%) at March 31, 1997. Net working capital decreased from $10,985,000 at March 31, 1997, to $10,704,000 at March 31, 1998.
Accounts receivable increased $140,000 during the year ended March 31, 1998. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $1,070,000. This increase relates primarily to raw materials purchased for the manufacture of the new TOTAL 02 product line. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.

Management believes funds derived from operations should be adequate to meet the Company's present cash requirements. However, should the Company achieve rapid market penetration with the new TOTAL 02 product line it may need additional funds on a short term basis. The Company has entered into an agreement with its bank to provide a line of credit for up to $2,000,000 if such funds are necessary for expansion of the TOTAL 02 product line. The Company expects capital expenditures during the next twelve months to be approximately $750,000. On June 30, 1994, the Company announced that the Board of Directors had authorized stock repurchases of its common shares in privately negotiated transactions for a minimum of 10,000 shares. While the Company made no stock repurchases during the year ended March 31, 1998, the Company may make additional stock repurchases pursuant to the Board of Directors authorization in the future. In addition, the Board has authorized the Company to purchase shares of the Company's common stock in open market transactions. During the year ended March 31, 1998, the Company purchased approximately 38,000 shares at a cost of $285,000, however, the number of shares which may be purchased under these programs in the future can not be predicted at this time. The Company does not provide post employment retirement benefits.


YEAR 2000

Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the year 2000. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. The cost of testing and conversion of system applications is expected to be minimal. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources.


NEWLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), in June 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. FAS 130 is effective for both interim and annual periods beginning after December 15, 1997. The Company will adopt FAS 130 in the first quarter of the fiscal year ending March 31, 1999. Management believes that the adoption of FAS 130 will not have a material impact on the Company's financial position or results of operations.

The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), in June 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It replaces the "industry segment" concept of FAS No. 14, "Financial Reporting for Segments of a Business Enterprise," with a "management approach" concept as to basis for identifying reportable segments. FAS 131 is effective for financial statements for periods beginning after December 15,1997. The Company will adopt FAS 131 in the annual financial statements of the fiscal year ending March 31, 1999. Management believes the adoption of FAS 131 will not have a material impact on the Company's financial position or results of operations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



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

The Company's future growth in the near term will depend in significant part upon the commercial success of the TOTAL 02 Delivery System. The success of this new product will depend upon the health care community's perception of the system's capabilities, clinical efficacy and benefit to patients. In addition, prospective sales will be impacted by the degree of acceptance it achieves among home oxygen dealers and patients requiring supplementary oxygen. As with the introduction of any new product, the Company's ability to successfully promote the TOTAL 02 Delivery System cannot be assessed at this time.

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains presently account for 24% of the Company's domestic sales. Future sales may be increasingly dependent on a limited number of customers which may have an impact on margins due to quantity pricing.

COMPETITION

Chad's success over the past several years has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower price products which do not provide oxygen conserving capabilities comparable to the Company's products and no assurance can be given that increased competition in the home oxygen market will not continue to have an adverse effect on the Company's operations.

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

POTENTIAL CHANGES IN ADMINISTRATION OF HEALTH CARE

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain of such bills have been introduced in Congress and various state legislatures. There are wide variations among these bills and proposals. Because of the uncertain state of the health care proposals, it is not meaningful at this time to predict the effect on the business of the Company if any of these proposals is enacted.

Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation which would reduce Medicare spending. It cannot be predicted how changes in reimbursement levels will affect the home oxygen industry and there can be no assurance that such changes will not have an adverse effect on the Company's business.


PATENTS AND TRADEMARKS

The Company pursues a policy of obtaining patents for appropriate inventions related to products marketed or manufactured by the Company. The Company considers the patentability of its products to be significant to the success of the Company. To the extent that the products marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition could have an adverse impact upon the Company's business.


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

AVAILABILITY OF THIRD PARTY COMPONENT PRODUCTS

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are conducted by other firms and the Company expects to continue using outside firms for certain manufacturing processes for the foreseeable future. The Company's agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given, however. that the Company will not suffer a material disruption in the supply of its products.

ACCOUNTING STANDARDS

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company's financial position.


ADDITIONAL RISK FACTORS

Additional factors which might affect the Company's performance may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                 CORPORATE DATA


OFFICERS

CHARLES R. ADAMS
Chairman

THOMAS E. JONES
Chief Executive Officer

FRANCIS R. FLEMING
President and
Chief Operating Officer

EARL L. YAGER
Senior Vice President,
Chief Financial Officer and Secretary

OSCAR J. SANCHEZ
Vice President, Development and
Engineering

LOUIE GORYOKA
Vice President, Quality Assurance
and Regulatory Affairs

DIRECTORS

CHARLES R. ADAMS
Chairman
Chad Therapeutics, Inc.

THOMAS E. JONES
Chief Executive Officer
Chad Therapeutics, Inc.

FRANCIS R. FLEMING
President
Chad Therapeutics, Inc.

EARL L. YAGER
Senior Vice President
Chad Therapeutics, Inc.

DAVID L. CUTTER
Retired Chairman Of The Board
Cutter Laboratories, Inc.

NORMAN COOPER
Retires Chairman
Kallir, Philips, Ross, Inc.

JOHN C. BOYD
Retired

PHILIP T. WOLFSTEIN
President
Wolfstein International, Inc.

CORPORATE DATA

CORPORATE HEADQUARTERS
21622 Plummer Street
Chatsworth, CA 91311
(818) 882-0883

LEGAL COUNSEL
Graham & James LLP

AUDITORS
KPMG Peat Marwick LLP
Los Angeles, California

TRANSFER AGENT AND REGISTRAR
American Stock Transfer Company
40 Wall Street
New York, NY 10005


COMMON STOCK PRICE RANGE

The Company's Common Shares were traded on NASDAQ from its initial public offering on July 20, 1983 through February 10, 1987, under the NASDAQ symbol 3CTHU. From February 10, 1987 to August 3, 1993, the Company's Common Shares were not part of the automated quotations system. Beginning August 3, 1993, the company's common shares were traded on the American Stock Exchange Emerging Company Marketplace and on June 6,1994, the Company's shares moved to the primary list of the American Stock Exchange with the symbol CTU. The following table sets forth, for the periods indicated, the range of high and low closing bid prices of the Company's Common Shares, as furnished by the National Quotation Bureau, Incorporated and high and low closing prices as furnished by the American Stock Exchange. Prices have been adjusted to reflect a 2 for l split distributed October 15, 1993, and a 3 for 2 split distributed on October 16, 1995.

QUARTER ENDED                  HIGH              LOW
----------------------------------------------------
June 30, 1996                19-1/8          12-1/2
September 30, 1996           19-7/8          15-1/4
December 31, 1996            20-5/8          14-1/8
March 31, 1997                   16          10-5/8
June 30, 1997                    12           5-3/4
September 30, 1997          12-3/16           7-5/8
December 31, 1997           12-5/16           8-7/8
March 31, 1998               9-5/16           6-1/4


Prices prior to August 3, 1993, represent quotations between dealers without adjustment for retail markups, markdown or commissions and may not represent actual transactions. As of June 12, 1998, there were approximately 311 shareholders of record of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Senior Vice President
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311