Form 10-K, Exhibit 13
period 1999-03-31
CHAD THERAPEUTICS INC
filed 1999-06-23
CIK 713492

                                                                    EXHIBIT 13.1



                            [CHAD THERAPEUTICS LOGO]




                               1999 ANNUAL REPORT

                              LETTER FROM THE CEO



The year ended March 31, 1999 was a very difficult one for both Chad and the home oxygen industry. The combined total of 30% in Medicare reimbursement cuts that went into effect on January 1, 1998 and 1999, has created a significantly changed marketing environment. Many homecare providers are no longer willing to supply patients with oxygen systems that provide superior ambulation and are now providing systems that have the least expensive acquisition cost. This, coupled with increased competition, has caused the Company's OXYMATIC(R) conserver products to lose market share. These market conditions have also provided a challenging environment for the introduction of the TOTAL 0(2)(TM) Delivery System. While these are formidable challenges, I will explain how we are positioning Chad to improve our performance in the new environment.

One of our efforts in the past year has been to change our sales strategy by developing a field sales organization of manufacturer's representatives to sell our products. We entered into a joint venture with Salter Labs in July 1998 to test this approach. We quickly found out that to be successful in this effort we needed direct control of and communication with the manufacturer's representatives. We terminated the Salter relationship and began recruiting and training a Chad manufacturer's representative organization in October 1998. Robert Mogue joined the Company as Director of Sales and Marketing to head up this effort and I am happy to tell you that this task was completed in March of 1999. We now have 41 representatives throughout the United States selling our respiratory products. These individuals are independent sales representatives with experience in selling products to homecare providers and we look forward to their contribution to our selling efforts in the upcoming year.

In addition to the challenges discussed above, we have faced other difficulties with the introduction of the TOTAL 0(2) system that have prevented us from achieving our goal of a smooth and efficient manufacturing operation for this product. As described in our quarterly reports, we encountered several supplier performance problems with components of the TOTAL 0(2) system. We worked diligently to correct these problems and replaced two suppliers at the end of 1998. Solving these problems and taking corrective actions took a heavy toll from a financial perspective, including inventory and related tooling write-downs, as well as in the utilization of human resources. This also contributed to the slowness of the market penetration for this product.

I am pleased to tell you, however, that the TOTAL 0(2) product is now performing up to our expectations in the field. The evidence of this is the satisfaction of our continually growing body of TOTAL 0(2) system users. As our field sales force gains experience with our products, we look forward to increasing the rate of market penetration for this product.

The problems discussed above not only undermined our efforts to achieve a smooth introduction for this new product, but consumed much of the manpower available to get the international version of the TOTAL 0(2) system redesigned, tested and approved for the CE mark and sale in Europe. After several delays, we now expect to submit our final documentation package within the next few weeks for this important effort toward market expansion. At this point in time, we are working towards introduction of this product in several international markets where there have been indications of strong interest.

As mentioned above, the planned additional 5% cut in oxygen reimbursement by Medicare came on schedule on January 1, 1999. While everyone in the home oxygen business had known this was coming, the prevalent reaction was an additional squeezing of purse strings and tightening of services to respiratory patients. Homecare providers now, in many cases, supply the least expensive system without regard to the amount of ambulation offered or the weight of the system. As a result, in Chad's core product line of oxygen conservers, the market has become highly competitive from both a price and patient benefit perspective. We will therefore compete on these terms by expanding our product line and offering more competitive pricing terms to prevent a further loss of market share. We expect our field sales force to make a positive contribution in this effort in the upcoming year.

While there continues to be a place in the market for the OXYMATIC conserver and OXYLITE(R) systems, we are working to expand this product line and offer homecare providers a number of choices to fit their oxygen conserver needs. We have two new products under development in this area and currently anticipate announcing further developments regarding these products in the near future.

We believe that there will continue to be pressure for healthcare cost reductions in general and specifically for home oxygen reimbursement. While no changes are imminent, competitive bidding and inherent reasonableness are two means of establishing new methodology for oxygen pricing and payments that are under consideration. Further reductions, if any, will underscore our need to offer the most cost effective products to our homecare provider customers.

As a result, we continue to believe in the ultimate success of the TOTAL 0(2) system. While the higher acquisition cost continues to be a barrier for some homecare providers, for those willing to make the investment this system represents the lowest life cycle cost product for providing oxygen to a significantly ambulatory patient. In addition, it allows the home care provider to offer a higher quality of service because the patient can control his own supply of portable oxygen without being dependent on the provider's deliveries. As home care providers learn to operate in the new reimbursement environment, we believe they will turn more and more to the TOTAL 0(2) system as the most cost effective way to provide home oxygen.

While our financial resources have been stretched in the past year, we presently do not foresee the need for external financing in the upcoming year. We are generating positive cash flow and will be receiving an income tax refund of approximately $630,000 in July of 1999. A significant portion of our loss for the year ended March 31, 1999, $886,000, resulted from the inventory write-downs and related issues discussed earlier. We have taken a number of steps in the past six months to restructure our operating expenses to be in line with our current revenue expectations.

EXECUTIVE CHANGES

In March of 1999, Frank Fleming announced his retirement from Chad and he subsequently resigned from the Board of Directors. Frank served the Company in various capacities from its founding in 1982, including the office of President from April 1995 to November 1998. We will miss his experience and valued judgment on our Board and plan to draw on his considerable knowledge in his ongoing role as a part time consultant to the Company. We wish him well in the future.

In addition, at its March 22, 1999, meeting, the Board of Directors elected Charles R. Adams, the founder, former Chief Executive Officer and Chairman of the Board of Chad Therapeutics, Inc., to the position of Chairman Emeritus in recognition of his contributions and years of service to the Company.

CONCLUSION

In summary, during the fiscal year ending March 31, 2000, our number one priority will be to return the Company to profitability. To this end, we plan to accomplish several milestones regarding the market opportunity with the TOTAL 0(2) system. First, with the help of our newly trained manufacturer's sales representative organization, we look forward to increasing the rate of market penetration for this product. Second, we are working towards introduction of a new version of the product internationally, which will bear the CE mark. In addition, we have identified and plan to implement numerous cost reduction efforts for this product as soon as current raw material stock is depleted. With respect to expanding our oxygen conserver line and related products, we are working towards introduction of two new products, developed internally. These introductions are designed to regain market share in this area and could positively affect fiscal year 2000 revenues.

All of us at Chad appreciate your patience during this period. We thank you for your support and will continue to do everything in our power to restore Chad's profitability and generate positive growth in revenues.


Thomas E. Jones

/s/ THOMAS E. JONES

Chief Executive Officer

                            SELECTED FINANCIAL DATA



SELECTED FINANCIAL DATA

                                                                     YEARS ENDED MARCH 31,
                                      ---------------------------------------------------------------------------------
                                         1999              1998             1997             1996             1995
                                      ------------      ------------     ------------     ------------     ------------
Net Sales                             $ 14,064,000      $ 16,593,000       26,161,000       20,359,000       14,518,000
Interest Income                             41,000           164,000          113,000           97,000           50,000
Net Earnings (loss)                     (1,464,000)          797,000        5,035,000        4,310,000        2,606,000
Basic Earnings (loss) Per Share               (.15)              .08              .51              .44              .26
Diluted Earnings (loss) Per Share             (.15)              .08              .49              .42              .26
Net Working Capital                     10,164,000        10,704,000       10,985,000        9,219,000        5,172,000
Total Assets                            15,899,000        17,436,000       15,861,000       10,778,000        6,371,000
Shareholders' Equity                    14,693,000        16,074,000       15,110,000        9,775,000        5,574,000



      No cash dividends have been declared or paid during the periods presented.

                                 BALANCE SHEETS



                                                                    MARCH 31,
                                                           ---------------------------
ASSETS                                                        1999            1998
                                                           -----------     -----------
Current assets:
     Cash                                                  $   137,000       1,579,000
     Accounts receivable, less allowance for doubtful
       accounts of $88,000 and $105,000 in 1999 and 1998     2,165,000       2,469,000
     Inventories (Note 2)                                    7,642,000       7,133,000
     Income taxes refundable (Note 3)                          687,000         572,000
     Prepaid expenses                                          294,000         249,000
     Deferred income taxes (Note 3)                            445,000          64,000
                                                           -----------     -----------
      Total current assets                                  11,370,000      12,066,000
                                                           -----------     -----------
Property and equipment, at cost:
     Office equipment and furniture                          1,688,000       1,639,000
     Machinery and equipment                                   830,000         804,000
     Tooling                                                 1,066,000       1,084,000
     Leasehold improvements                                  1,782,000       1,748,000
                                                           -----------     -----------
                                                             5,366,600       5,275,000
      Less accumulated depreciation and amortization         2,086,000       1,310,000
                                                           -----------     -----------
      Net property and equipment                             3,280,000       3,965,000
                                                           -----------     -----------
Note receivable from related party (Note 4)                     68,000         126,000
Other assets, net (Note 5)                                   1,181,000       1,279,000
                                                           -----------     -----------
                                                           $15,899,000      17,436,000
                                                           ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY                          1999            1998
                                                           -----------     -----------
Current liabilities:
     Accounts payable                                      $   227,000         730,000
     Accrued expenses (Note 8)                                 979,000         632,000
                                                           -----------     -----------
      Total current liabilities                              1,206,000       1,362,000
                                                           -----------     -----------
Commitments (Note 9)
Shareholders' equity (Note 6):
     Common shares
      Authorized 40,000,000 shares;
         10,012,000 and 10,008,000 shares issued            13,052,000      13,100,000
     Retained earnings                                       1,641,000       3,105,000
                                                           -----------     -----------
                                                            14,693,000      16,205,000
     Less treasury shares at cost, 19,000 in 1998                   --        (131,000)
                                                           -----------     -----------
      Net shareholders' equity                              14,693,000      16,074,000
                                                           -----------     -----------
                                                           $15,899,000      17,436,000
                                                           ===========     ===========



See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS



                                                             YEARS ENDED MARCH 31,
                                                -----------------------------------------------
                                                    1999              1998             1997
                                                ------------      ------------     ------------

Net sales                                       $ 14,064,000        16,593,000       26,161,000
Cost of sales                                      9,768,000         8,670,000       11,356,000
                                                ------------      ------------     ------------
        Gross profit                               4,296,000         7,923,000       14,805,000
Costs and expenses:
     Selling, general and administrative           6,119,000         6,042,000        5,595,000
     Research and development                        625,000           713,000          910,000
                                                ------------      ------------     ------------
        Total costs and expenses                   6,744,000         6,755,000        6,505,000
                                                ------------      ------------     ------------
        Operating income (loss)                   (2,448,000)        1,168,000        8,300,000
Interest income, net                                  41,000           164,000          113,000
                                                ------------      ------------     ------------
        Earnings (loss) before income taxes       (2,407,000)        1,332,000        8,413,000
Income tax expense (benefit) (Note 3)               (943,000)          535,000        3,378,000
                                                ------------      ------------     ------------
        Net earnings (loss)                     $ (1,464,000)          797,000        5,035,000
                                                ============      ============     ============

        Basic earnings (loss) per share         $       (.15)              .08              .51
                                                ============      ============     ============

        Diluted earnings (loss) per share       $       (.15)              .08              .49
                                                ============      ============     ============

        Weighted shares outstanding:
          Basic                                   10,012,000         9,958,000        9,931,000
          Diluted                                 10,012,000        10,214,000       10,373,000
                                                ============      ============     ============



                    See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


FOR THE YEARS ENDED MARCH 31, 1999, 1998 and 1997


                                             COMMON SHARES (NOTE 6)
                                           --------------------------       RETAINED       TREASURY
                                              SHARES        AMOUNT          EARNINGS        SHARES
                                           -----------    -----------      -----------    ----------
Balance at March 31, 1996                    9,623,000    $ 6,791,000      $ 3,052,000    $  (68,000)
Common Shares Repurchased At Cost                   --             --               --      (183,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan                       --          5,000               --       219,000
3% Stock Dividend                              289,000      5,779,000       (5,779,000)           --
Exercise of Stock Options                       41,000        216,000               --            --
Common Shares Tendered and Retired
  For Stock Option Exercise                     (2,000)       (32,000)              --            --
Tax Benefit From Exercise of
  Non-Qualified Stock Options                       --         75,000               --            --
Net Earnings                                        --             --        5,035,000            --
                                           -----------    -----------      -----------    ----------
Balance at March 31, 1997                    9,951,000     12,834,000        2,308,000       (32,000)
Common Shares Repurchased At Cost                   --             --               --      (285,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan                       --             --               --       186,000
Exercise of Stock Options                       57,000        156,000               --            --
Tax Benefit From Exercise of
  Non-Qualified Stock Options                       --        103,000               --            --
Stock Option Grants                                 --          7,000               --            --
Net Earnings                                        --             --          797,000            --
                                           -----------    -----------      -----------    ----------
Balance at March 31, 1998                   10,008,000     13,100,000        3,105,000      (131,000)
Common Shares Repurchased At Cost                   --             --               --      (104,000)
Common Shares Issued For Purchases
  Under Employee Benefit Plan                                 (72,000)              --       235,000
Exercise of Stock Options                        4,000         24,000               --            --
Net loss                                            --             --       (1,464,000)           --
                                           -----------    -----------      -----------    ----------
Balance at March 31, 1999                   10,012,000    $13,052,000      $ 1,641,000    $       --
                                           ===========    ===========      ===========    ==========


See accompanying notes to financial statements.

                            STATEMENT OF CASH FLOWS

                                                                        INCREASE (DECREASE) IN CASH
                                                                            YEARS ENDED MARCH 31,
                                                                 -----------------------------------------
                                                                     1999           1998          1997
                                                                 -----------     ----------     ----------
Cash flows from operating activities:
  Net earnings (loss)                                            $(1,464,000)       797,000      5,035,000
  Adjustments to reconcile net earnings (loss)
   to net cash provided by (used in) operating activities:
     Depreciation and amortization                                   894,000        617,000        280,000
     Loss on disposition of property and equipment                    77,000             --             --
     Compensation expense related
      to option grants                                                    --          7,000             --
     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                    304,000       (140,000)       543,000
       Decrease (increase) in inventories                           (509,000)    (1,070,000)    (2,052,000)
       Decrease (increase) in income taxes refundable               (115,000)       (45,000)      (527,000)
       Decrease (increase) in prepaid expenses                       (45,000)       (77,000)       (27,000)
       Decrease (increase) in deferred income taxes                 (381,000)       292,000             --
       Decrease (increase) in note receivable
        from related party                                            58,000       (126,000)            --
       Decrease (increase) in other assets                             6,000       (305,000)      (942,000)
       Decrease (decrease) in accounts payable                      (503,000)       386,000        (55,000)
       Decrease (decrease) in accrued expenses                       347,000        225,000        (17,000)
       Decrease (decrease) in income taxes payable                        --        103,000       (105,000)
                                                                 -----------     ----------     ----------
       Net cash provided by (used in) operating activities        (1,331,000)       664,000      2,133,000
                                                                 -----------     ----------     ----------
Cash flows from investing activities:
  Decrease (increase) in marketable securities                            --             --      1,029,000
  Capital expenditures                                              (194,000)    (1,431,000)    (2,912,000)
  Dispositions of property and equipment                                  --             --          5,000
                                                                 -----------     ----------     ----------
       Net cash (used in) investing activities                      (194,000)    (1,431,000)    (1,878,000)
                                                                 -----------     ----------     ----------
Cash flows from financing activities:
  Exercise of stock options                                           24,000        156,000        216,000
  Common shares purchased                                           (104,000)      (285,000)      (183,000)
  Common shares issued                                               163,000        186,000        224,000
  Common shares tendered and retired                                      --             --        (32,000)
                                                                 -----------     ----------     ----------
       Net cash provided by financing activities                      83,000         57,000        225,000
                                                                 -----------     ----------     ----------

Net increase (decrease) in cash                                   (1,442,000)      (710,000)       480,000

Cash beginning of year                                             1,579,000      2,289,000      1,809,000
                                                                 -----------     ----------     ----------
Cash end of year                                                 $   137,000      1,579,000      2,289,000
                                                                 ===========     ==========     ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    income taxes                                                 $        --        185,000      4,010,000
                                                                 ===========     ==========     ==========
Supplemental schedule of noncash investing
 and financing activities:
  Common stock issued as payment of dividend                     $        --             --      5,779,000
  Tax benefit from exercise of non-qualified stock options                --        103,000         75,000
                                                                 ===========     ==========     ==========

                                                            See accompanying notes to financial statements.

                               NOTES TO FINANCIAL

MARCH 31, 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 1999 and 1998. The carrying amounts related to cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of such instruments. It is not practicable to estimate the fair value of the note receivable from related party due to the nature of the instrument.

INVENTORIES

Inventories are valued at lower of cost or market. Cost is determined based on standard cost which approximates the first-in, first-out method.

DEPRECIATION

Depreciation of property and equipment is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

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

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. Reserves for customer returns have not been established as historical experience has been minor.

COMPREHENSIVE INCOME

The Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), in June, 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 on April 1, 1998. Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from nonowner sources. Other comprehensive income includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company did not have components of other comprehensive income during the periods ended March 31, 1999, 1998 and 1997. As a result, comprehensive income (loss) is the same as net earnings
(loss) for the periods ended March 31, 1999, 1998 and 1997.

EARNINGS PER COMMON SHARE

The Company accounts for net earnings per common share in accordance with the Statement of Financial Accounting Standards No. 128. Following is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 1999, 1998 and 1997, respectively:

                                            1999             1998          1997
                                            ----             ----          ----
Basic earnings per share
Numerator - net earnings (loss)         $(1,464,000)        797,000       5,035,000
Denominator - common
 shares outstanding                      10,012,000       9,958,000       9,931,000
                                        -----------     -----------     -----------
Basic earnings per share                $      (.15)    $       .08     $       .51
                                        ===========     ===========     ===========
Diluted earnings (loss) per share
Numerator - net earnings (loss)         $(1,464,000)        797,000       5,035,000
Denominator -
 Common shares outstanding               10,012,000       9,958,000       9,931,000
 Common stock options                            --         256,000         442,000
                                        -----------     -----------     -----------
                                         10,012,000      10,214,000      10,373,000
                                        -----------     -----------     -----------
Diluted earnings (loss) per share       $      (.15)    $       .08     $       .49
                                        ===========     ===========     ===========

Options to purchase 1,045,000 shares of common stock at prices ranging from $1.50 to $12.54 per share were not included in the computation of diluted earnings per share in 1999 because their inclusion would be anti-dilutive.

All of the share, per share and weighted average number of shares have been retroactively adjusted for a 3% stock dividend paid on October 15, 1996, to shareholders of record on October 1, 1996, which resulted in the issuance of 289,000 new shares.

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

MAJOR CUSTOMER

The Company had sales to one major customer which account-ed for approximately 11% and 18% of net sales during the years ended March 31, 1998 and 1997, respectively. No one customer exceeded 10% of net sales during 1999. The Company's customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

STOCK OPTION PLAN

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has also adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value-based method defined in SFAS No. 123 had been applied.

SEGMENT INFORMATION

The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), in June 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It replaces the "industry segment" concept of FAS No. 14, "Financial Reporting for Segments of a Business Enterprise", with a "management approach" concept as to the basis for identifying reportable segments. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company adopted FAS 131 in the annual financial statements of the fiscal year ending March 31, 1999. The Company operates in only one segment.

(2) INVENTORIES

At March 31, 1999 and 1998, inventories consisted of the following:

                                                  1999           1998
                                               ----------      ---------
Finished goods                                 $1,619,000       1,154,000
Work in process                                 1,278,000       1,117,000
Raw materials and supplies                      4,745,000       4,862,000
                                               ----------      ----------
                                               $7,642,000       7,133,000
                                               ==========      ==========

During the year ended March 31, 1999, the Company incurred inventory write-downs totaling $734,000.

(3) INCOME TAXES

The provision (benefit) for income taxes for fiscal 1999, 1998 and 1997 consists of the following:

                                   1999           1998          1997
                               ----------       -------       ---------
Current:
     Federal                   $(517,000)       137,000       2,609,000
     State                       (45,000)       106,000         769,000
                               ---------        -------       ---------
                                (562,000)       243,000       3,378,000

Deferred:
     Federal                    (183,000)       274,000         (10,000)
     State                      (198,000)        18,000          10,000
                               ---------        -------       ---------
                                (381,000)       292,000              --
                               ---------        -------       ---------
     Total                     $(943,000)       535,000       3,378,000
                               =========        =======       =========

A reconciliation of the difference between the Company's provision (benefit) for income taxes and the statutory income tax for the years ended March 31, 1999, 1998 and 1997, respectively, is as follows:

                                   1999           1998          1997
                               ----------       -------       ---------
Statutory tax expense
  (benefit)                    $(819,000)       453,000       2,860,000
State income tax, net           (109,000)        82,000         514,000
Warranty and other                    --             --           4,000
Tax Credits, Net                 (15,000)            --              --
                               ---------        -------       ---------
                               $(943,000)       535,000       3,378,000
                               =========        =======       =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 1999 and 1998 are presented as follows:

                                                  1999           1998
                                               ---------       --------
State taxes                                    $      --        29,000
Bad debt reserves                                 38,000        36,000
Accrued expenses                                 193,000        57,000
Inventories                                      258,000        23,000
Net Operating Loss                                79,000            --
Tax Credits                                       44,000            --
                                               ---------       -------
  Total deferred tax assets                      612,000       145,000

Deferred tax liabilities:
  Depreciation                                   (97,000)      (81,000)
  State Taxes                                    (70,000)           --
                                               ---------       -------
Net deferred tax assets                         $445,000        64,000
                                               =========       =======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. based upon the levels of historical taxable income and future projected taxable income, management believes that it is more likely than not, that the Company will realize the deferred tax assets. As such, no valuation allowance has been recorded.

(4) NOTE RECEIVABLE FROM RELATED PARTY

The note receivable from related party is due from an officer and is payable in monthly installments of $1,200 with interest at 7.25%, and is due in April, 2012.

(5) OTHER ASSETS

Other assets includes $1,250,000 paid in 1997 and 1998 for a license on a new product. The license fee is being amortized beginning in 1998 using the straight-line method over the life of the related patents, 14 years. Accumulated amortization on the license fee amounted to $121,000 and $29,000 at March 31, 1999 and 1998, respectively.

(6) SHAREHOLDERS' EQUITY

In 1999, 1998 and 1997 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares are sold to the plan, the difference between the cost and fair market value at the date of transfer is charged or credited to shareholders' equity.

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


                                                                 WEIGHTED
                                                                  AVERAGE
                                  OPTION            OPTION         PRICE
                                  SHARES            AMOUNT       PER SHARE
                                 --------        -----------     ----------
Incentive Options:
Outstanding - March 31, 1996      608,000         $3,967,000           6.53
Cancelled                         (15,000)          (117,000)          7.80
Granted                                --                 --             --
Exercised                         (27,000)          (152,000)          5.67
                                  -------        -----------          -----
Outstanding - March 31, 1997      566,000          3,698,000           5.67
Cancelled                         (30,000)          (372,000)         12.40
Granted                           254,000          2,492,000           9.81
Exercised                          (2,000)           (10,000)          5.98
                                 --------        -----------          -----
Outstanding - March 31, 1998      788,000          5,808,000           7.37
Cancelled                         (30,000)          (225,000)          7.39
Expired                          (226,000)        (2,221,000)          9.88
Granted                           349,000          1,532,000           4.38
Exercised                          (1,000)            (8,000)          5.08
                                 --------        -----------          -----
Outstanding - March 31, 1999      880,000        $ 4,886,000           5.55
                                 ========        ===========          =====
Exercisable - March 31, 1999      529,000        $ 2,624,000           4.96
                                 ========        ===========          =====
Non-qualified Options:
Outstanding - March 31, 1996      183,000        $ 1,203,000           6.57
Cancelled                          (3,000)           (11,000)          3.93
Granted                            16,000            139,000           9.25
Exercised                         (14,000)           (64,000)          4.57
                                 --------        -----------          -----
Outstanding - March 31, 1997      182,000          1,267,000           6.96
Granted                            26,000            267,000          10.27
Exercised                         (55,000)          (146,000)          2.66
                                 --------        -----------          -----
Outstanding - March 31, 1998      153,000          1,388,000           9.07
Granted                            15,000            118,000           7.63
Exercised                          (3,000)           (16,000)          5.18
                                 --------        -----------          -----
Outstanding - March 31, 1999      165,000        $ 1,490,000           9.03
                                 ========        ===========          =====
Exercisable - March 31, 1999      139,000        $ 1,182,000           8.50
                                 ========        ===========          =====


At March 31, 1999, information regarding outstanding option is summarized as follows:

Range of exercise prices           $1.50-6.69          7.63-12.54
Number of outstanding                 782,000             263,000
Weighted average
 remaining life (yrs.)                    7.4                 8.0
Weighted average
 exercise price                    $     4.46         $     10.38
Number exercisable                    556,000             112,000
Weighted average
 exercise price                    $     4.57         $     11.28

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value at the grant date prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings (loss) in 1999, 1998 and 1997 would have been reduced (increased) by approximately ($415,000), $247,000 and $214,000, respectively, and earnings (loss) per share would have been reduced (increased) by ($.04), $.02 and $.09 per share in 1999, 1998 and 1997, respectively. The weighted average fair value of options granted during 1999, 1998 and 1997 is estimated at $2.03, $5.41 and $2.83, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions.

                              1999           1998           1997
                              ----           ----           ----
Risk-free interest rate       5.9%           5.9%           5.9%
Forfeiture rate               2.0%           2.0%           2.0%
Dividend yield                 .0             .0             .0
Volatility                     63%            57%            45%
Expected life (years)         5.0            5.0            5.0

(7) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. The Company has accrued and paid $59,000 and $96,000 of the plan contributions during 1998 and 1997, respectively. There was no contribution in 1999.

(8) ACCRUED EXPENSES

Accrued expenses consist of the following:

                           1999        1998
                          --------    ---------
Accrued royalties         $126,000     144,000
Deferred revenue                --      98,000
Product and business
  liability insurance       63,000      41,000
Deferred rent               74,000      92,000
Accrued vacation            80,000      76,000
Retirement liability       271,000          --
Other                      365,000     181,000
                          --------    --------
                          $979,000     632,000
                          ========    ========

At March 31, 1999, the Company had an obligation to pay its founder and former Chief Executive Officer $75,000 per year in retirement pay for four years. The retirement liability represents the net present value of this obligation.

(9) COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancellable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:

      2000              356,000
      2001              344,000
      2002              354,000
      2003              368,000
      2004               93,000
                     ----------
      TOTAL          $1,515,000
                     ==========

Rent expense amounted to $442,000, $440,000, and $417,000 for the years ended March 31, 1999, 1998 and 1997, respectively. Purchases pursuant to these commitments amounted to $2,549,000 and $471,000 for the year ended March 31, 1999 and 1998, respectively.

At March 31, 1999, the Company had purchase commitments outstanding totaling approximately $585,000.

At March 31, 1999, the Company had a revolving line of credit with its bank for $1,500,000 which provides for interest at .5% above the prime rate. The line of credit expires August 1, 1999, and there was no balance outstanding at March 31, 1999. Borrowings under the line are secured by receivables and inventory and the Company is required to comply with certain covenants and restrictions. At March 31, 1999, the Company was not in compliance with respect to the requirements for tangible net worth and the amount of the loss for the year ending March 31, 1999, but had received a waiver for these requirements from the bank. The line was cancelled subsequent to March 31, 1999.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company's financial position.

(10) GEOGRAPHIC INFORMATION

The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company's sales is as follows:

                        1999         1998        1997
                     -----------  ----------   ----------
United States        $12,350,000  14,866,000   23,567,000
Germany                  642,000     632,000    1,146,000
All other countries    1,072,000   1,095,000    1,448,000
                     -----------  ----------   ----------
                     $14,064,000  16,593,000   26,161,000
                     ===========  ==========   ==========

All long-lived assets are located in the United States.

Sales of OXYMATIC* conservers and OXYLITE* systems accounted for 72%, 82% and 90% of the Company's sales for the years ended March 31, 1999, 1998 and 1997, respectively.

(11) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

The following is the Company's schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 1999, 1998 and 1997.

                        BALANCE AT        CHARGED TO                    BALANCE
                        BEGINNING         COSTS AND                     AT END
                         OF YEAR           EXPENSES      DEDUCTIONS     OF YEAR
                        ----------        ----------     ----------     -------
ALLOWABLE FOR
DOUBTFUL ACCOUNTS:

      1997              $ 92,000             58,000         45,000      107,000
      1998               107,000             37,000         39,000      105,000
      1999               105,000            117,000        134,000       88,000

INVENTORY RESERVES:

      1999                   -0-            537,000            -0-      537,000

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 1999 and 1998:

                                                   NET            BASIC
                                    GROSS        EARNINGS     EARNINGS (LOSS)
                    REVENUE         PROFIT        (LOSS)        PER SHARE
                  ----------     -----------    ----------    ---------------
1999
----
First Quarter    $ 4,197,000     $ 1,940,000   $   107,000         $ .01
Second Quarter     3,860,000       1,514,000         2,000           .00
Third Quarter      2,983,000         377,000      (894,000)         (.09)
Fourth Quarter     3,024,000         465,000      (679,000)         (.07)
                 -----------     -----------   -----------         -----
Year             $14,064,000     $ 4,296,000   $(1,464,000)        $(.15)
                 ===========     ===========   ===========         =====


1998
----
First Quarter    $ 5,428,000     $ 2,985,000   $   804,000         $0.08
Second Quarter     4,390,000       2,214,000       289,000          0.03
Third Quarter      3,234,000       1,324,000      (286,000)        (0.03)
Fourth Quarter     3,541,000       1,400,000       (10,000)         0.00
                 -----------     -----------   -----------         -----
Year             $16,593,000     $ 7,923,000   $   797,000         $0.08
                 ===========     ===========   ===========         =====

In the fourth quarter of 1999, the Company recorded an inventory write-down of $298,000.

                          INDEPENDENT AUDITOR'S REPORT



THE BOARD OF DIRECTORS AND SHAREHOLDERS

Chad Therapeutics, Inc.

We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 1999 and 1998 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on out audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP


Los Angeles, California
May 7, 1999

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

Sales for the years ended March 31, 1999 and 1998, decreased $2,529,000 (15.2%) and $9,568,000 (36.6%), respectively, from the prior year's periods. While there have been price reductions in 1999 and 1998, the decrease in sales relates primarily to decreases in domestic unit sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems which are being affected by the current marketing environment for home oxygen therapy discussed below.

Sales to foreign distributors represented 12% and 10% of total sales for the years ended March 31, 1999 and 1998, respectively. Currently, management expects a decrease in sales to foreign distributors during the upcoming fiscal year and quarter to quarter sales will fluctuate depending on the timing of shipments. In addition, all foreign sales are transacted in US dollars, thus annual unit sales could be affected by foreign currency fluctuations.

The current procedure for reimbursement by Medicare for home oxygen services provides a prospective flat fee monthly payment based solely on the patient's prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, interest heightened in oxygen conserving devices, such as the Company's products, which can extend the life of oxygen supplies and reduce service calls by dealers, thereby providing improved mobility for the patient and cost savings for dealers.

In addition, other changes in the health care delivery system including the increase in the acceptance and utilization of managed care have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. Three major national chains accounted for approximately 21% and 24% of the Company's domestic sales for the years ended March 31, 1999 and 1998, respectively. Margins on these sales may be somewhat lower due to quantity pricing. In some instances consolidation has resulted in reduced purchases as the former independent provider complies with the chain's purchasing policies. The Company's products, which allow homecare dealers to provide cost efficient home oxygen therapy, are ideally suited for use in a managed care environment and as a tool for dealers to increase revenues and profits. To ensure continued awareness of the benefits of the Company's products by chain headquarters personnel, a proactive marketing and communication program is in effect with all of the major national chains.

The Company believes that its revenues during the past two years have been adversely affected by several factors. During the year ended March 31, 1998, management believes sales to national chain accounts decreased as programs to convert patients to more acceptable ambulatory systems in the previous year did not recur. In addition, during the periods ended March 31, 1999 and 1998, sales to national chain accounts as well as independent dealers have also been impacted by increased competitive factors and concerns regarding the size of potential cuts in Medicare home oxygen reimbursement which were being discussed as part of the Federal budget process during the year ended March 31, 1998. This process was finalized and a 25% cut in home oxygen reimbursement went into effect January, 1998, with an additional 5% cut effective January 1, 1999. The effects of managed care and concerns over the severity of reimbursement cuts has, in many cases, resulted in the provision of systems to patients that do not provide truly ambulatory oxygen. Management believes these factors, including uncertainties as to how home care providers will respond to the 25% and 5% cuts, may continue to adversely affect the Company revenues from sales of oxygen conserving devices for the foreseeable future.

Management also believes future revenues may be positively affected by sales of a new product, the TOTAL 0(2) Delivery System. The TOTAL 0(2) system provides stationary oxygen for patients at home, portable oxygen including an oxygen conserving device for ambulation and a safe and efficient mechanism for filling portable oxygen cylinders. This should provide homecare dealers with means to deal with the reimbursement cuts discussed above by reducing their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November, 1997, to sell the new product from the Food and Drug Administration. The Company began shipping TOTAL 0(2) Systems in January, 1998, and realized approximately $1,446,000 and $535,000 in sales during the years ended March 31, 1999 and 1998, respectively. Initial sales of the TOTAL 0(2) system have been adversely affected by several factors, including the overall home oxygen market climate as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps recently to resolve the manufacturing and supplier issues. The sales potential for the new system is significant as the average selling price is approximately four times that of the OXYMATIC and OXYLITE systems. No estimate can currently be made regarding the level of success the Company may achieve with the TOTAL 0(2) system. For information which may affect the outcome of forward looking statements made in this paragraph see Outlook: Issues and Risks-New Product.

Cost of sales as a percent of net sales increased from 52.3% to 69.4% and from 43.4% to 52.3%, respectively, for the years ended

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


March 31, 1999 and 1998, as compared to the prior year's periods. Both periods have been affected by higher fixed overhead costs associated with the Company's move to new facilities in October, 1996, decreased sales volume and start-up costs associated with the manufacture of the TOTAL 0(2) system. The period ended March 31, 1999, was also affected by costs associated with the replacement of two suppliers of components for the TOTAL 0(2) system and inventory write-downs totaling $811,000. Management believes the gross margins should improve in the future periods if TOTAL 0(2) system sales increase.

Selling, general and administrative expenditures increased slightly from $6,042,000 to $6,119,000 and from $5,595,000 to $6,042,000 for the years ended
March 31, 1999 and 1998, respectively. The Company anticipates that recent cost reduction efforts will reduce the annual rate of spending for these costs by approximately $720,000. This reduction in costs should align staffing and operating expenses more closely with current sales expectations, but will be offset to some extent by commissions to be paid to the Company's new field sales force of manufacturer's representatives. This field sales force has recently been hired and trained, and now provides full coverage in the United States. Historically, the Company has relied entirely on its internal sales personnel and extensive marketing efforts to generate sales. The shift to a field sales force will cause selling, general and administrative expenses to fluctuate more closely with sales volume. Research and development expenses decreased by $88,000 and $197,000 for the years ended March 31, 1999 and 1998, respectively, as compared to the prior year's period. The decline relates to the completion of development work on the TOTAL 0(2) system in 1998. Currently, management expects research and development expenditures to total approximately $525,000 in the fiscal year ended March 31, 2000, on projects to enhance and expand the Company's product line. Interest income declined $123,000 for the year ended March 31, 1999, as compared to the prior year due to the reduction in the Company's cash balances.


FINANCIAL CONDITION

At March 31, 1999, the Company had cash totaling $137,000 or 1% of total assets, as compared to $1,579,000 (9%) at March 31, 1998. Net working capital decreased from $10,704,000 at March 31, 1998, to $10,164,000 at March 31, 1999. Accounts
receivable decreased $304,000 during the period ended March 31, 1999. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $509,000. This increase relates primarily to raw materials purchased for the manufacture of the new TOTAL 0(2) product line. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drops below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.

Management believes funds derived from operations and income tax refunds should be adequate to meet the Company's present cash requirements. The Company expects capital expenditures during the next twelve months to be approximately $250,000.

On June 30, 1994, the Company announced that the Board of Directors had authorized stock repurchases of its common shares in privately negotiated transactions for a minimum of 10,000 shares. While the Company made no stock repurchases during the year ended March 31, 1999, the Company may make additional stock repurchases pursuant to the Board of Directors authorization in the future. In addition, the Board has authorized the Company to purchase shares of the Company's common stock in open market transactions. The Company purchased approximately 23,000, 38,000 and 15,000 shares at a cost of $104,000, $285,000 and $183,000 during the years ended March 31, 1999, 1998 and 1997 respectively. The number of shares which may be purchased under these programs in the future can not be predicted at this time. The Company has not adopted any programs which provide for post employment retirement benefits, however, it has on occasion provided such benefits to individual employees.


YEAR 2000

Management has initiated an enterprise-wide program to prepare the Company's computer systems and applications for the year 2000 and to ensure Year 2000 compliance by its customers and suppliers. The Company's products do not contain embedded chips that are date sensitive and thus they are not at risk for Year 2000 issues. The Company has completed the assessment of its internal computer hardware and software and plans to have all systems Year 2000 compliant by June 30, 1999. The Company is in the assessment stage for its third party relationships and plans to have this phase completed by June 30, 1999. At that time, any third parties representing a material risk to the Company who do not appear to be moving towards Year 2000 compliance should be identified and the Company will attempt to secure back up suppliers wherever possible.

The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare the systems for the year 2000. The cost of testing and conversion of system applications has not been and is not expected to be material. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources.

The Company is in the process of developing a contingency plan in

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



the event of various problem scenarios. If the Company is unsuccessful or if remediation efforts with key suppliers or customers are unsuccessful in dealing with Year 2000 problems, there may be a material adverse impact on the Company's results of operations and financial condition. The Company is unable to quantify any potential adverse impact at this time.

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

DEPENDENCE UPON A SINGLE PRODUCT LINE

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company's future performance is thus dependent upon developments affecting this segment of the healthcare market and the Company's ability to remain competitive within this market sector.

NOW PRODUCT

The Company's future growth in the near term will depend in significant part upon the commercial success of the TOTAL 0(2) Delivery System. The success of this new product will depend upon the health care community's perception of the system capabilities, clinical efficacy and benefit to patients, as well as timely resolution of manufacturing and supplier issues. In addition, prospective sales will be impacted by the degree of acceptance it achieves among home oxygen dealers and patients requiring supplementary oxygen. As with the introduction of any new product, the Company's ability to successfully promote the TOTAL 0(2) Delivery System cannot be assessed at this time.

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains presently account for 21% of the Company's domestic sales. Future sales may be increasingly dependent on a limited number of customers which may have an impact on margins due to quantity pricing.

COMPETITION

Chad's success over the past several years has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower priced products which do not provide oxygen conserving capabilities comparable to the Company's products. No assurance can be given that increased competition in the home oxygen market will not continue to have an adverse affect on the Company's operations.

RAPID TECHNOLOGICAL CHANGE

The health care industry is characterized by rapid technological change. The Company's products may become obsolete as a result of new developments. The Company's ability to remain competitive will depend to a large extent upon its ability to anticipate and stay abreast of new technological developments related to oxygen therapy. The Company has limited internal research and development capabilities. Historically, the Company has contracted with outside parties to develop new products. Some of the Company competitors have substantially greater funds and facilities to pursue research and development of new products and technologies for oxygen therapy.

POTENTIAL CHANGES IN ADMINISTRATION OF HEALTH CARE

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain of such bills have been introduced in Congress and various state legislatures. There are wide variations among these bills and proposals. Because of the uncertain state of the health care proposals, it is not meaningful at this time to predict the effect on the Company if any of these proposals is enacted.

Approximately 80% of home oxygen patients are covered by medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation which has reduced Medicare spending. It cannot yet be predicted how changes in reimbursement levels will affect the home oxygen industry and there can be no assurance that such changes will not have an adverse effect on the Company's business.


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

PRODUCTS LIABILITY

The nature of the Company's business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains product liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the costs of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company's results of operations and financial position.

AVAILABILITY OF THIRD PARTY COMPONENT PRODUCTS

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are conducted by other firms and the Company expects to continue using outside firms for certain manufacturing processes for the foreseeable future and is thus dependent on the reliability and quality of parts supplied by these firms. The Company's agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given, however, that the Company will not suffer a material disruption in the supply of its products.

ACCOUNTING STANDARDS

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company's future financial position.


ADDITIONAL RISK FACTORS

Additional factors which might affect the Company's performance may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                 CORPORATE DATA


COMMON STOCK PRICE RANGE

Beginning August 3, 1993, the Company's common shares were traded on the American Stock Exchange Emerging Company Marketplace and on June 6, 1994, the Company's shares moved to the primary list of the American Stock Exchange with the symbol CTU. The following table sets forth, for the periods indicated, the high and low closing prices as furnished by the American Stock Exchange. Prices have been adjusted to reflect a 2 for 1 split distributed October 15, 1993, and a 3 for 2 split distributed on October 16, 1995.

QUARTER ENDED                   HIGH          LOW
-----------------------       -------        -----
June 30, 1997                 12             5-3/4
September 30, 1997            12-3/16        7-5/8
December 31, 1997             12-5/16        8-7/8
March 31, 1998                 9-5/16        6-1/4
June 30, 1998                  8-3/16        5-1/2
September 30, 1998             6-1/8         2-3/8
December 31, 1998              3-7/8         1-7/16
March 31, 1999                 2-1/4         1

As of June 11, 1999, there were approximately 305 shareholders of record of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Executive Vice President
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311

                                  [BACK COVER]