Form 10-K, Exhibit 13
period 2000-03-31
CHAD THERAPEUTICS INC
filed 2000-06-22
CIK 713492

                               LETTER FROM THE CEO



During the fiscal year ended March 31, 2000, the healthcare arena continued to be a very challenging field. The oxygen conserver market has matured and evolved into a commodity market affected largely by features and pricing. Competition remains fierce, the federal government continues to look at ways to reduce healthcare spending, and it appears there will be ongoing pressure from all of these forces.

The Company has been working hard to overcome these challenges and supply our customers, primarily the homecare providers, with products they can utilize to increase revenues and provide a better quality of care for their patients at less cost. This is the objective for the TOTAL O2(R) Delivery System, which was introduced in 1998. I will discuss below our strategy for improving and increasing usage of this product through customer education, cost reduction efforts and in-house manufacturing and engineering improvements. This is also the objective of the development projects we have underway that are designed to improve and expand our oxygen conserver line, as explained below.

The current market conditions have created a difficult environment in which to expand the usage of the TOTAL O2 system. The market penetration for this product increased during the year, however, the rate of increase remains slow. While we are able to show homecare providers that the TOTAL O2 system is the most cost-effective method of providing home oxygen, its higher relative acquisition cost continues to be an obstacle. This is not unlike the reaction CHAD received in the early years, after the introduction of the OXYMATIC(R) conserver. We continue to educate homecare providers regarding the benefits of the TOTAL_O2 system. These benefits include the higher quality of service it provides to home oxygen patients who now can control their own supply of portable oxygen without being dependent on deliveries from the provider, as well as the lower monthly servicing cost the homecare provider can achieve while using this system.

We will also continue our efforts to reduce the cost of the TOTAL O2 system and thus minimize an obstacle to faster market penetration. Toward this end, we have recently brought several manufacturing processes in-house that previously were done by outside vendors. This is an ongoing process and will have the effect of lowering our manufacturing costs over time. We were able to do this by converting some offices to manufacturing space at our Chatsworth facility as part of our continuing effort to minimize operating costs.

Through our combined strategy of educating and increasing homecare providers' awareness of the TOTAL O2 system's benefits, reducing the cost of the system and continuously improving the system based on feedback from our customers, we believe that the TOTAL O2 system will ultimately be a successful product.

Additionally, we have recently obtained CE mark approval for the TOTAL O2 system. This will allow shipment of this product throughout Europe and to a number of other international markets. We expect to capitalize on this approval during the fiscal year ending March 31, 2001. To aid in this effort, we recently added an Asia/Pacific manufacturer's representative in Hong Kong to support distributors throughout this international region. In the course of the year, we also added eight new international distributors, significantly increasing the international sales potential for both the TOTAL O2 system and the OXYMATIC conserver products.

We also made progress in upgrading our oxygen conserver line of products. This effort is directed toward stemming the erosion of sales of our core product, the OXYMATIC 301 conserver, which continued to lose market share throughout most of the year. This occurred in spite of reduced pricing and increased selling efforts by our field sales organization of independent manufacturer's representatives. The first of these new products, the OXYMATIC 401 conserver, offers a number of improvements relative to its predecessor, the OXYMATIC 301 conserver, which is now five years old. These improvements include a by-pass switch for continuous flow in the event of an emergency, expanded flow rates to six liters per minute and an integrated brass regulator. The 510(k) clearance from the FDA was received in June, 2000. This product was first shown at the Medtrade West Exhibit in Las Vegas, Nevada on May 4 and 5, 2000, and was very well received. We expect this new product offering to allow CHAD to regain some of the market share that has been lost over the

                               LETTER FROM THE CEO

past several years. In addition, we have several other projects underway that are at various stages of development. These projects are designed to provide an array of products in the conserver field to satisfy the homecare providers' needs and potentially further expand market share. These projects were generated by both licensed and internally developed technologies.

As part of our effort to expand our product line and improve the time frame in which we can bring new products to market, we made some organizational changes during the year. Mr. Oscar J. Sanchez, one of CHAD's original seven employees, has taken on the role of Vice President of Business Development. With Oscar's strong engineering background and many industry contacts developed over the years, he will be responsible for identifying new product opportunities, as well as assisting me with the international sales efforts.

In addition, we promoted Mr. Kevin McCulloh to Vice President, Engineering. Kevin came to CHAD in July of 1998 from Litton Life Support where he had sixteen years of broad-based experience in product design and development. In his time with us, Kevin has exhibited strong organizational skills with the projects he has managed. With Kevin's leadership, we will continue our effort to strengthen our engineering capabilities in the upcoming year.

While we did not achieve our goal of returning to profitability during the year ended March 31, 2000, primarily due to the continued erosion in sales of the OXYMATIC 301 conserver, we did improve our cash position. Through diligent inventory management and control of operating expenses, we increased our cash balance from $137,000 at March 31, 1999, to $1,772,000 at March 31, 2000. We
still have no long-term debt and have sufficient resources to achieve our operating goals for the upcoming year.

As we enter the new fiscal year, we have high expectations on several fronts. First, as previously mentioned, we are optimistic about the market potential for the OXYMATIC 401 conserver, which was recently introduced to the home oxygen market. We also currently plan to introduce at least one or two additional products during the fiscal year ending March 31, 2001. Each of these new products is designed to enhance the revenue generating potential of CHAD. We expect, at long last, to take advantage of the international sales potential of the TOTAL O2 system. We also expect to make further progress in the cost reduction efforts on the TOTAL O2 product. This, along with the reduced pricing that cost reduction will allow, should aid in the rate of market penetration for this key product.

While we cannot predict the future with any certainty, the result of achieving these goals would be increased volume, with opportunities for continued growth and a greater likelihood for returning to profitability for CHAD during the upcoming fiscal year. There are still challenges to overcome before we get to that end; however, we will exert our best efforts to achieve these goals.

Thomas E. Jones


/s/ THOMAS E. JONES
-------------------------------
Chief Executive Officer

                            SELECTED FINANCIAL DATA





SELECTED FINANCIAL DATA                                                YEARS ENDED MARCH 31,
                                       --------------------------------------------------------------------------------------
                                           2000               1999               1998               1997              1996
                                       ------------       ------------       ------------        ----------        ----------
Net Sales                              $ 12,774,000       $ 14,064,000       $ 16,593,000        26,161,000        20,359,000
Interest Income                              43,000             41,000            164,000           113,000            97,000
Net Earnings (loss)                      (2,511,000)        (1,464,000)           797,000         5,035,000         4,310,000
Basic Earnings (loss) Per Share                (.25)              (.15)               .08               .51               .44
Diluted Earnings (loss) Per Share              (.25)              (.15)               .08               .49               .42
Net Working Capital                       8,389,000         10,164,000         10,704,000        10,985,000         9,219,000
Total Assets                             13,583,000         15,899,000         17,436,000        15,861,000        10,778,000
Shareholders' Equity                     12,207,000         14,693,000         16,074,000        15,110,000         9,775,000









      No cash dividends have been declared or paid during the periods presented.

                                 BALANCE SHEETS

                                                                        MARCH 31,
                                                             ------------       ------------
ASSETS                                                           2000               1999
                                                             ------------       ------------
Current assets:
    Cash                                                     $  1,772,000            137,000
    Accounts receivable, less allowance for doubtful
      accounts of $95,000 and $88,000 in 2000 and 1999,
      respectively                                              2,003,000          2,165,000
    Inventories (Note 2)                                        5,297,000          7,642,000
    Income taxes refundable (Note 3)                              175,000            687,000
    Prepaid expenses                                              518,000            294,000
    Deferred income taxes (Note 3)                                     --            445,000
                                                             ------------       ------------
       Total current assets                                     9,765,000         11,370,000
                                                             ------------       ------------
Property and equipment, at cost:
    Office equipment and furniture                              1,597,000          1,688,000
    Machinery and equipment                                       840,000            830,000
    Tooling                                                     1,098,000          1,066,000
    Leasehold improvements                                      1,797,000          1,782,000
                                                             ------------       ------------
                                                                5,332,000          5,366,000
       Less accumulated depreciation and amortization           2,731,000          2,086,000
                                                             ------------       ------------
       Net property and equipment                               2,601,000          3,280,000
                                                             ------------       ------------
Other assets, net (Note 4)                                      1,217,000          1,249,000
                                                             ------------       ------------
                                                             $ 13,583,000         15,899,000
                                                             ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY                                 2000               1999
                                                             ------------       ------------
Current liabilities:
    Accounts payable                                         $    314,000            227,000
    Accrued expenses (Note 7)                                   1,062,000            979,000
                                                             ------------       ------------
       Total current liabilities                                1,376,000          1,206,000
                                                             ------------       ------------
Commitments (Note 8)

Shareholders' equity (Note 5):
    Common shares, no par value
       Authorized 40,000,000 shares;
            10,035,000 and 10,012,000 shares issued
and outstanding                                                13,077,000         13,052,000
    Retained earnings (Accumulated deficit)                      (870,000)         1,641,000
                                                             ------------       ------------
       Net shareholders' equity                                12,207,000         14,693,000
                                                             ------------       ------------
                                                             $ 13,583,000         15,899,000
                                                             ============       ============


See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS

                                                                YEARS ENDED MARCH 31,
                                                 --------------------------------------------------
                                                     2000               1999                1998
                                                 ------------       ------------         ----------


Net sales                                        $ 12,774,000         14,064,000         16,593,000
Cost of sales                                       8,995,000          9,768,000          8,670,000
                                                 ------------       ------------         ----------
        Gross profit                                3,779,000          4,296,000          7,923,000
Costs and expenses:
    Selling, general and administrative             5,451,000          6,119,000          6,042,000
    Research and development                          560,000            625,000            713,000
                                                 ------------       ------------         ----------
        Total costs and expenses                    6,010,000          6,744,000          6,755,000
                                                 ------------       ------------         ----------
        Operating income (loss)                    (2,231,000)        (2,448,000)         1,168,000
Interest income, net                                   43,000             41,000            164,000
                                                 ------------       ------------         ----------
        Earnings (loss) before income taxes        (2,188,000)        (2,407,000)         1,332,000
Income tax expense (benefit) (Note 3)                 323,000           (943,000)           535,000
                                                 ------------       ------------         ----------
        Net earnings (loss)                      $ (2,511,000)        (1,464,000)           797,000
                                                 ============       ============         ==========
        Basic earnings (loss) per share          $       (.25)              (.15)               .08
                                                 ============       ============         ==========
        Diluted earnings (loss) per share        $       (.25)              (.15)               .08
                                                 ============       ============         ==========
        Weighted shares outstanding:
             Basic                                 10,024,000         10,012,000          9,958,000
             Diluted                               10,024,000         10,012,000         10,214,000
                                                 ============       ============         ==========






                                 See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2000 , 1999 AND 1998




                                                   COMMON SHARES (NOTE 5)
                                                 ---------------------------        RETAINED         TREASURY
                                                  SHARES            AMOUNT          EARNINGS          SHARES
                                                ----------       -----------      -----------       -----------
Balance at March 31, 1997                        9,951,000       $12,834,000      $ 2,308,000       $   (32,000)
Common shares repurchased at cost                       --                --               --          (285,000)
Common shares issued for purchases
  under employee benefit plan                           --                --               --           186,000
Exercise of stock options                           57,000           156,000               --                --
Tax benefit from exercise of
  non-qualified stock options                           --           103,000               --                --
Stock option grants                                     --             7,000               --                --
Net earnings                                            --                --          797,000                --
                                                ----------       -----------      -----------       -----------
Balance at March 31, 1998                       10,008,000        13,100,000        3,105,000          (131,000)
Common shares repurchased at cost                       --                --               --          (104,000)
Common shares issued for purchases
  under employee benefit plan                           --           (72,000)              --           235,000
Exercise of stock options                            4,000            24,000               --                --
Net loss                                                --                --       (1,464,000)               --
                                                ----------       -----------      -----------       -----------
Balance at March 31, 1999                       10,012,000        13,052,000        1,641,000                --
Common shares issued in lieu of
  cash for directors fees                           23,000            25,000               --                --
Net loss                                                --                --       (2,511,000)               --
                                                ----------       -----------      -----------       -----------

Balance at March 31, 2000                       10,035,000       $13,077,000      $  (870,000)      $        --
                                                ==========       ===========      ============      ===========






See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS






                                                                                                  YEARS ENDED MARCH 31,
                                                                                    ------------------------------------------------
                                                                                        2000              1999              1998
                                                                                    -----------       -----------        -----------
Cash flows from operating activities:
    Net earnings (loss)                                                             $(2,511,000)       (1,464,000)          797,000
    Adjustments to reconcile net earnings (loss) to net cash provided by (used
       in) operating activities:
        Depreciation and amortization                                                   894,000           894,000           617,000
        Loss on disposition of property and equipment                                        --            77,000                --
        Compensation expense related
           to option grants and stock issued                                             25,000                --             7,000
        Changes in assets and liabilities:
           Decrease (increase) in accounts receivable                                   162,000           304,000          (140,000)
           Decrease (increase) in inventories                                         2,345,000          (509,000)       (1,070,000)
           Decrease (increase) in income taxes refundable                               512,000          (115,000)          (45,000)
           Decrease (increase) in prepaid expenses                                     (224,000)          (45,000)          (77,000)
           Decrease (increase) in deferred income taxes                                 445,000          (381,000)          292,000
           Decrease (increase) in other assets                                          (60,000)           64,000          (431,000)
           Increase (decrease) in accounts payable                                       87,000          (503,000)          386,000
           Increase (decrease) in accrued expenses                                       83,000           347,000           225,000
           Increase (decrease) in income taxes payable                                       --                --           103,000
                                                                                    -----------       -----------       -----------
           Net cash provided by (used in) operating activities                        1,758,000        (1,331,000)          664,000
                                                                                    -----------       -----------       -----------
Cash flows (used in) investing activities:
    Capital expenditures                                                               (123,000)         (194,000)       (1,431,000)
                                                                                    -----------       -----------       -----------
Cash flows from financing activities:
    Exercise of stock options                                                                --            24,000           156,000
    Common shares purchased                                                                  --          (104,000)         (285,000)
    Common shares issued                                                                     --           163,000           186,000
                                                                                    -----------       -----------       -----------
           Net cash provided by financing activities                                         --            83,000            57,000
                                                                                    -----------       -----------       -----------
Net increase (decrease) in cash                                                       1,635,000        (1,442,000)         (710,000)

Cash beginning of year                                                                  137,000         1,579,000         2,289,000
                                                                                    -----------       -----------       -----------
Cash end of year                                                                    $ 1,772,000           137,000         1,579,000
                                                                                    ===========       ===========       ===========
Supplemental disclosure of cash flow information:
    Cash paid during the year for:
        Income taxes                                                                $        --                --           185,000
                                                                                    ===========       ===========       ===========
Supplemental schedule of noncash investing and financing activities:
    Tax benefit from exercise of non-qualified stock options                        $                          --           103,000
                                                                                    ===========       ===========       ===========


                                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 2000 and 1999. The carrying amounts related to cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to the relatively short maturity of such instruments.

INVENTORIES

Inventories are valued at lower of cost or market. Cost is determined based on standard cost which approximates the first-in, first-out method.

DEPRECIATION

Depreciation of property and equipment is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

Office Equipment and Furniture                 5-10 Years
Machinery and Equipment                        5-10 Years
Tooling                                           4 Years

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

The Company amortizes its intangible assets using the straight line method over the remaining estimated economic life of the asset. The Company continually evaluates the carrying value of intangible assets. Considerable management judgement is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management's control. Accordingly, actual results could vary significantly from management's estimates. Any impairment would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair market value of the assets.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. Reserves for customer returns have not been established as historical experience has been minor.

COMPREHENSIVE INCOME

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-shareholder sources. Other comprehensive income includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company did not have components of other comprehensive income during the periods ended March 31, 2000, 1999 and 1998. As a result, comprehensive income (loss) is the same as net earnings (loss) for the periods ended March 31, 2000, 1999 and 1998.

EARNINGS PER COMMON SHARE

The Company accounts for net earnings per common share in accordance with the Statement of Financial Accounting Standards No. 128. Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2000, 1999 and 1998, respectively:




                                           2000               1999               1998
                                       ------------       ------------       ------------
Basic earnings per share
Numerator - net earnings (loss)        $ (2,511,000)        (1,464,000)           797,000
Denominator - common
  shares outstanding                     10,024,000         10,012,000          9,958,000
                                       ------------       ------------       ------------
Basic earnings per share               $       (.25)      $       (.15)      $        .08
                                       ============       ============       ============
Diluted earnings (loss) per share
Numerator - net earnings (loss)        $ (2,511,000)        (1,464,000)           797,000
Denominator -
  Common shares outstanding              10,024,000         10,012,000          9,958,000
  Common stock options                           --                 --            256,000
                                       ------------       ------------       ------------
                                         10,024,000         10,012,000         10,214,000
                                       ------------       ------------       ------------
Diluted earnings (loss) per share      $       (.25)      $       (.15)      $        .08
                                       ============       ============       ============

Options to purchase 979,000 and 1,045,000 shares of common stock at prices ranging from $.88 to $12.54 and from $1.50 to $12.54 per share were not included in the computation of diluted earnings per share in 2000 and 1999 because their inclusion would be anti-dilutive.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          NOTES TO FINANCIAL STATEMENTS

MAJOR CUSTOMER

The Company had sales to one major customer which accounted for approximately 11% of net sales during the year ended March 31, 1998. No one customer exceeded 10% of net sales during 2000 and 1999. The Company's customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

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

SEGMENT INFORMATION

The Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), in June 1997. FAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. It replaces the "industry segment" concept of FAS No. 14, "Financial Reporting for Segments of a Business Enterprise", with a "management approach" concept as to the basis for identifying reportable segments. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company adopted FAS 131 in the annual financial statements of the fiscal year ending March 31, 1999. The Company operates in only one segment, the respiratory care market.

(2) INVENTORIES
At March 31, 2000 and 1999, inventories consisted of the following:

                        2000             1999
                     ----------       ---------
Finished goods       $1,783,000       1,619,000
Work in process         654,000       1,278,000
Raw materials
  and supplies        2,860,000       4,745,000
                     ----------       ---------
                     $5,297,000       7,642,000
                     ==========       =========




During the years ended March 31, 2000 and 1999, the Company incurred inventory write-downs totaling $294,000 and $734,000.

(3) INCOME TAXES
The provision (benefit) for income taxes for fiscal 2000, 1999 and 1998 consists of the following:


                  2000            1999             1998
               ---------        --------         -------
Current:
  Federal      $(123,000)       (517,000)        137,000
  State            1,000         (45,000)        106,000
               ---------        --------         -------
                (122,000)       (562,000)        243,000

Deferred:
  Federal        231,000        (183,000)        274,000
  State          214,000        (198,000)         18,000
               ---------        --------         -------
                 445,000        (381,000)        292,000
               ---------        --------         -------
  Total        $ 323,000        (943,000)        535,000
               =========        ========         =======


A reconciliation of the difference between the Company's provision (benefit) for income taxes and the statutory income tax for the years ended March 31, 2000, 1999 and 1998, respectively, is as follows:




                               2000              1999              1998
                           -----------       -----------       -----------
Statutory tax
  expense (benefit)        $  (744,000)         (819,000)          453,000
State income tax, net          (91,000)         (109,000)           82,000
Valuation Allowance          1,151,000                --                --
Warranty and other              10,000                --                --
Tax Credits, Net                (3,000)          (15,000)               --
                           -----------       -----------       -----------
                           $   323,000          (943,000)          535,000
                           ===========       ===========       ===========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2000 and 1999 are presented as follows:

                                     2000              1999
                                 -----------       -----------
Bad debt reserves                $    41,000            38,000
Accrued expenses                     324,000           193,000
Inventories                          357,000           258,000
Net Operating Loss                   517,000            79,000
Tax Credits                           55,000            44,000
                                 -----------       -----------
  Total deferred tax assets        1,294,000           612,000

Deferred tax liabilities:
   Depreciation                      (27,000)          (97,000)
   State Taxes                      (116,000)          (70,000)
                                 -----------       -----------
   Subtotal                        1,151,000           445,000
   Valuation Allowance            (1,151,000)               --
                                 -----------       -----------
Net deferred tax assets          $        --           445,000
                                 ===========       ===========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2000, the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

(4) OTHER ASSETS
Other assets includes $1,250,000 paid in 1997 and 1998 for a license on a new product and $150,000 paid in 2000 on new and existing products. The license fee is being amortized

                          NOTES TO FINANCIAL STATEMENTS

beginning in 1998 using the straight-line method over the life of the related patents, 14 years. Accumulated amortization on the license fee amounted to $212,000 and $121,000 at March 31, 2000 and 1999, respectively.

(5) SHAREHOLDERS' EQUITY
In 1999 and 1998 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares were sold to the plan, the difference between the cost and fair market value at the date of transfer was charged or credited to shareholders' equity.

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

                                                              WEIGHTED
                                                               AVERAGE
                               OPTION            OPTION         PRICE
                               SHARES            AMOUNT       PER SHARE
                            -----------       -----------     ---------
Incentive Options:
Outstanding --
  March 31, 1997                566,000       $ 3,698,000        6.53
Cancelled                       (30,000)         (372,000)      12.40
Granted                         254,000         2,492,000        9.81
Exercised                        (2,000)          (10,000)       5.98
                            -----------       -----------       -----
Outstanding --
  March 31, 1998                788,000         5,808,000        7.37
Cancelled                       (30,000)         (225,000)       7.39
Expired                        (226,000)       (2,221,000)       9.88
Granted                         349,000         1,532,000        4.38
Exercised                        (1,000)           (8,000)       5.08
                            -----------       -----------       -----
Outstanding --
  March 31, 1999                880,000         4,886,000        5.55
Cancelled                      (261,000)       (1,510,000)       5.79
Granted                         204,000           216,000        1.06
                            -----------       -----------       -----
Outstanding --
  March 31, 2000                823,000       $ 3,592,000        4.36
                            ===========       ===========       =====
Exercisable --
  March 31, 2000                458,000       $ 2,281,000        4.98
                            ===========       ===========       =====

Non-qualified Options:
Outstanding --
  March 31, 1997                182,000       $ 1,267,000        6.96
Granted                          26,000           267,000       10.27
Exercised                       (55,000)         (146,000)       2.66
                            -----------       -----------       -----
Outstanding --
  March 31, 1998                153,000         1,388,000        9.07
Granted                          15,000           118,000        7.63
Exercised                        (3,000)          (16,000)       5.18
                            -----------       -----------       -----
Outstanding --
  March 31, 1999                165,000         1,490,000        9.03
Cancelled                       (25,000)          (96,000)       3.84
Granted                          16,000            35,000        2.19
                            -----------       -----------       -----
Outstanding --
  March 31, 2000                156,000       $ 1,429,000        9.16
                            ===========       ===========       =====
Exercisable --
  March 31, 2000                130,000       $ 1,323,000       10.18
                            ===========       ===========       =====





At March 31, 2000, information regarding outstanding options is summarized as follows:

                               RANGE OF EXERCISE PRICES
                             $1.50-6.69       7.63-12.54
                             ----------       ----------
Number outstanding              731,000          248,000
Weighted average
  remaining life (yrs.)             6.5              6.4
Weighted average
  exercise price             $     3.25            10.42
Number exercisable              422,000          165,000
Weighted average
  exercise price             $     4.28            10.85


Incentive and non-qualified options were granted at prices not less than 100% of fair market value at dates of grant. Options under the Plan become exercisable on the anniversary of the grant date on a prorata basis over a defined period and expire 10 years after the date of grant. To the extent the Company derives a tax benefit from options exercised by employees, such benefit is credited to Common Stock when realized on the Company's income tax returns.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan and no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value at the grant date prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings (loss) in 2000, 1999 and 1998 would have been reduced (increased) by approximately ($266,000), ($415,000) and $247,000, respectively, and earnings (loss) per share would have been reduced (increased) by ($.03), ($.04) and $.02 per share in 2000, 1999 and 1998, respectively. The weighted average fair value of options granted during 2000, 1999 and 1998 is estimated at $.75, $2.03 and $5.41, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings
(loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

                              2000       1999       1998
                              ----       ----       ----
Risk-free interest rate       5.9%       5.9%       5.9%
Forfeiture rate               2.0%       2.0%       2.0%
Dividend yield                 .0         .0         .0
Volatility                     82%        63%        57%
Expected life (years)         5.0        5.0        5.0


(6) EMPLOYEE BENEFIT PLAN
In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. The Company has accrued and paid $59,000 of plan contributions during 1998. There were no contributions in 2000 and 1999.

                          NOTES TO FINANCIAL STATEMENTS

(7) ACCRUED EXPENSES
Accrued expenses consist of the following:

                               2000            1999
                            ----------      ----------
Accrued royalties           $  262,000         126,000
Product and business
   liability insurance          48,000          63,000
Deferred rent                   57,000          74,000
Accrued vacation                97,000          80,000
Retirement liability           208,000         271,000
Other                          390,000         365,000
                            ----------      ----------
                            $1,062,000         979,000
                            ==========      ==========


At March 31, 2000, the Company had an obligation to pay its founder and former Chief Executive Officer $75,000 per year in retirement pay for three years. The retirement liability represents the net present value of this obligation.

(8) COMMITMENTS
The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:

  2001      $  344,000
  2002         354,000
  2003         368,000
  2004          93,000
            ----------

TOTAL:      $1,159,000
            ==========


Rent expense amounted to $430,000, $442,000 and $440,000 for the years ended March 31, 2000, 1999 and 1998, respectively.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company's financial position.

(9) GEOGRAPHIC INFORMATION
The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company's sales is as follows:

                             2000             1999             1998
                         -----------       ----------       ----------
United States            $11,508,000       12,350,000       14,866,000
Germany                       40,000          642,000          632,000
All other countries        1,226,000        1,072,000        1,095,000
                         -----------       ----------       ----------
                         $12,774,000       14,064,000       16,593,000
                         ===========       ==========       ==========


All long-lived assets are located in the United States.

Sales of OXYMATIC(R) conservers and OXYLITE(R) systems accounted for 56%, 72% and 82% of the Company's sales for the years ended March 31, 2000, 1999 and 1998, respectively.

(10) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
The following is the Company's schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2000, 1999 and 1998:

                    BALANCE AT     CHARGED TO                   BALANCE
                     BEGINNING      COSTS AND                    AT END
                      OF YEAR       EXPENSES     DEDUCTIONS     OF YEAR
                    ----------     ----------    ----------     -------
ALLOWANCE FOR
DOUBTFUL ACCOUNTS:
      1998           $107,000        37,000        39,000       105,000
      1999            105,000       117,000       134,000        88,000
      2000             88,000        59,000        52,000        95,000


(11) QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table presents summarized unaudited quarterly financial data for 2000 and 1999:

                                                                          BASIC
                                                         NET            EARNINGS
                                        GROSS          EARNINGS           (LOSS)
                      REVENUE           PROFIT          (LOSS)          PER SHARE
                    -----------      -----------      -----------       ---------
2000
----
First Quarter       $ 3,638,000      $ 1,321,000      $  (154,000)      $  (0.02)
Second Quarter        3,416,000        1,108,000         (434,000)         (0.04)
Third Quarter         2,959,000          915,000         (683,000)         (0.07)
Fourth Quarter        2,761,000          435,000       (1,240,000)         (0.12)
                    -----------      -----------      -----------       --------
Year                $12,774,000      $ 3,779,000      $(2,511,000)      $  (0.25)
                    ===========      ===========      ===========       ========
1999
----
First Quarter       $ 4,197,000      $ 1,940,000        $107,000        $    .01
Second Quarter        3,860,000        1,514,000            2,000            .00
Third Quarter         2,983,000          377,000         (894,000)          (.09)
Fourth Quarter        3,024,000          465,000         (679,000)          (.07)
                    -----------      -----------      -----------       --------
Year                $14,064,000      $ 4,296,000      $(1,464,000)      $   (.15)
                    ===========      ===========      ===========       ========



In the fourth quarters of 2000 and 1999, the Company recorded an inventory write-down of $294,000 and $298,000, respectively.

(12) NEW ACCOUNTING PRONOUNCEMENTS
In March, 2000 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (Interpretation 44), Accounting for Certain Transactions Involving Stock Compensation. Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 is effective July 1, 2000, with certain provisions that are effective retroactively to December 15, 1998 and January 12, 2000. Interpretation 44 is not expected to have an impact on the Company's financial statements.

                           INDEPENDENT AUDITORS REPORT



THE BOARD OF DIRECTORS AND SHAREHOLDERS
Chad Therapeutics, Inc.

We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 2000 and 1999 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2000, in conformity with generally accepted accounting principles.



/s/ KMPG LLP

Los Angeles, California
May 5, 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



OVERVIEW

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been significantly affected during the past several years by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to an erosion of the company's market share, as devices that are less expensive but which provide lower oxygen savings (or, in some cases, do not truly provide ambulatory oxygen) have prospered in this environment. The Company's market share for conservers has also been affected by the introduction of competing devices that offer features not available on the OXYMATIC 301.

The TOTAL O2 Delivery System, which combines the benefits of an oxygen concentrator with a system enabling patients to refill their portable cylinders, has the potential for significantly improving the Company's performance. Introduced in 1998, the acceptance of the TOTAL O2 system by home oxygen dealers has been slowed by several factors discussed below. As a result, the increased sales generated by the TOTAL O2 system has, to date, failed to make up for lower OXYMATIC 301 sales.

In order to address this situation, the Company has implemented a four-part strategy:

- Development of the OXYMATIC 401 model with improved features, which should place this oxygen conserver at the forefront of the industry;

- Development of additional oxygen conserver models that will diversify the product line in order to offer customers a range of oxygen conservation choices;

- A continued promotional and educational campaign with respect to the benefits of the TOTAL O2 system, coupled with greater focus on monitoring the performance of component suppliers; and

- Cost cutting to align the Company's operating expenses more closely with its revenue profile.

While the Company believes that these measures should enhance its competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for oxygen conserving devices.

RESULTS OF OPERATIONS

Sales for the years ended March 31, 2000 and 1999, decreased $1,290,000 (9.2%) and $2,529,000 (15.3%), respectively, from the prior years. While there have been price reductions in 2000 and 1999, the decrease in sales relates primarily to decreases in domestic unit sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems, which are being affected by the current marketing environment for home oxygen therapy discussed below.

Sales to foreign distributors represented 10%, 12% and 10% of total sales for the years ended March 31, 2000, 1999 and 1998, respectively. Currently, management expects an increase in sales to foreign distributors during the upcoming fiscal year, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. In addition, all foreign sales are denominated in U.S. dollars, thus, annual unit sales could be affected by foreign currency fluctuations.

The current procedure for reimbursement by Medicare for home oxygen services provides for a prospective flat-fee monthly payment based solely on the patient's prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of their low cost and less frequent servicing requirements. At the same time, interest heightened in oxygen conserving devices, such as the Company's products, which can extend the life of oxygen supplies and reduce the number of service calls by dealers, thereby providing improved mobility for the patient and operating cost savings for dealers. In January of 1998 and 1999, the Federal government implemented reimbursement cuts of 25% and 5%, respectively. These cuts affected homecare providers' purchasing patterns as they struggled to deal with significant reductions in their revenues.

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home oxygen providers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. Three major national chains accounted for approximately 20%, 21% and 24% of the Company's domestic sales for the years ended March 31, 2000, 1999 and 1998, respectively. Margins on these sales are generally lower due to quantity pricing. In some instances consolidation has resulted in reduced purchases as the former independent provider complies with the chain's purchasing policies. To ensure continued awareness of the benefits of the Company's products by chain headquarters' personnel, a proactive marketing and communication program is in effect with all of the major national chains.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


As stated above, the Company believes that its revenues during the past two years have been adversely affected by several factors, including pricing and competitive products with features not presently found in the Company's products, continuing industry consolidation and the effects of the cuts in Medicare home oxygen reimbursement on homecare providers' purchasing patterns. The effects of managed care and concerns over the severity of reimbursement cuts has, in many cases, resulted in the provision of systems to patients that do not provide truly ambulatory oxygen. Management believes these factors may continue to adversely affect the Company's revenues from sales of oxygen conserving devices for the foreseeable future. To combat the erosion in sales of the oxygen conserver product line, the Company is working on the development of several new products in this area. The first of these, the OXYMATIC 401 conserver, received 510(k) clearance from the Food and Drug Administration in June, 2000. Management believes the features and improvements in this product will allow the Company to regain some of the market share lost in the conserver market over the past three years. No estimate can currently be made regarding the level of success the Company may achieve with the OXYMATIC 401 conserver. For information which may affect the forward looking statements made in this paragraph about the OXYMATIC 401 conserver, see Outlook: Issues and Risks - New Product.

Management also believes, based on its experience in the home oxygen industry, future revenues may be positively affected by sales of the TOTAL O2 Delivery System. The TOTAL O2 system provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device, for ambulation, and a safe and efficient mechanism for filling portable oxygen cylinders. This should provide homecare dealers with means to deal with the reimbursement cuts discussed above by reducing their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997, to sell this product from the Food and Drug Administration. The Company began shipping TOTAL O2 systems in January 1998, and realized approximately $2,666,000 and $1,446,000 in sales during the years ended March 31, 2000 and 1999, respectively. Initial sales of the TOTAL O2 system have been adversely affected by several factors, including the overall home oxygen market climate, as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps to resolve the manufacturing and supplier issues. The Company believes the sales potential for the new system is significant as the market size for units is similar to the conserver market and the average selling price is approximately four times that of the OXYMATIC and OXYLITE systems. No estimate can currently be made regarding the level of success the Company may achieve with the TOTAL O2 system. For information that may affect the forward looking statements made in this paragraph about the TOTAL O2 system, see
Outlook: Issues and Risks - New Product.

Cost of sales as a percent of net sales increased from 69.4% to 70.4% and from 52.3% to 69.4% for the years ended March 31, 2000 and 1999, respectively. Both periods have been affected by decreased sales volume and the corresponding impact of fixed overhead costs on units produced, price competition and the lower gross profit margin on the TOTAL O2 system. The year ended March 31, 1999, was also affected by costs associated with the replacement of two suppliers of components for the TOTAL O2 system and inventory write-downs totaling $513,000, of which $77,000 was charged to General and Administrative expenses.

Selling, general and administrative expenditures decreased from $6,119,000 to $5,451,000 and increased from $6,042,000 to $6,119,000 for the years ended March 31, 2000 and 1999, respectively. The Company anticipates that recent cost reduction efforts, including reductions in personnel, should align staffing and operating expenses more closely with current sales expectations, but will be offset to some extent by commissions to be paid to the Company's new field sales force of manufacturer's representatives. This field sales force has recently been hired and trained, and now provides full coverage in the United States. Historically, the Company has relied entirely on its internal sales personnel and extensive marketing efforts to generate sales. The shift to a field sales force will cause selling, general and administrative expenses to fluctuate more closely with sales volume. Research and development expenses decreased by $65,000 and $88,000 for the years ended March 31, 2000 and 1999, respectively, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $700,000 in the fiscal year ended March 31, 2001, on projects to enhance and expand the Company's product line. Interest income increased $2,000 for the year ended March 31, 2000, as compared to the prior year due to the increase in the Company's cash balances in 2000.

At March 31, 2000, the Company had fully utilized its net operating loss carrybacks and had approximately $1,100,000 and $1,600,000 in Federal and California net operating loss carryforwards, respectively. As a result of valuation reserves placed on the net operating loss carryforwards and deferred tax assets, the Company had a net income tax expense of $323,000 for the year ended March 31, 2000. These net operating loss carryforwards and deferred tax assets will be available to offset future income tax expense.


FINANCIAL CONDITION

At March 31, 2000, the Company had cash totaling $1,772,000 or 13% of total assets, as compared to $137,000 (1%) at March 31, 1999. Net working capital decreased from $10,164,000 at March 31, 1999 to $8,389,000 at March 31, 2000.
Accounts receivable decreased $162,000 during the year ended March 31, 2000, due to the decline in sales. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories decreased $2,345,000. This decrease relates primarily to utilization of raw materials purchased in the prior year for the manufacture of the new TOTAL O2 product line. The Company attempts to maintain sufficient inventories to meet

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished. Currently, inventory balances are generally at or above safety stock levels.

Management believes funds derived from operations should be adequate to meet the Company's cash requirements for the next twelve months. The Company expects capital expenditures during the next twelve months to be approximately $150,000.

The Company has not adopted any programs that provide for post employment retirement benefits, however, it has on occasion provided such benefits to individual employees.


YEAR 2000

All of the Company's systems performed properly on January 1, 2000, and the Company does not anticipate any year 2000 compliance problems.


OUTLOOK:  ISSUES & RISKS

This annual report contains forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that may cause actual operating results to differ materially from currently anticipated results. Among the factors that could cause actual results to differ materially are the following:


DEPENDENCE UPON A SINGLE PRODUCT LINE

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. Thus, the Company's future performance is thus dependent upon developments affecting this segment of the health care market and the Company's ability to remain competitive within this market sector.


NEW PRODUCTS

The Company's future growth in the near term will depend in significant part upon the commercial success of the TOTAL O2 Delivery System, the OXYMATIC 401 conserver and other new products that are under development. The success of these new products will depend upon the health care community's perception of the system's capabilities, clinical efficacy and benefit to patients, obtaining timely regulatory approval, as well as timely resolution of manufacturing and supplier issues for the TOTAL O2 system. In addition, prospective sales will be impacted by the degree of acceptance achieved among home oxygen dealers and patients requiring supplementary oxygen. As with the introduction of any new product, the Company's ability to successfully promote the TOTAL O2 Delivery System, the OXYMATIC 401 conserver and other new products cannot be assessed at this time.


CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains accounted for 20% of the Company's domestic sales during the year ended March 31, 2000. Future sales may be increasingly dependent on a limited number of customers that may have an impact on margins due to quantity pricing.


COMPETITION

CHAD's success in the early 1990s has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower-priced products with features not currently found in the Company's products, but which do not provide oxygen conserving capabilities comparable to the Company's products. No assurance can be given that increased competition in the home oxygen market will not continue to have an adverse affect on the Company's operations.


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

Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation that has reduced Medicare spending. It cannot yet be predicted how future changes in reimbursement levels will affect the home oxygen industry and there can be no assurance that such changes will not have an adverse effect on the Company's business.


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


PRODUCTS LIABILITY

The nature of the Company's business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains products liability insurance in an amount that it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the costs of defense or judgments that might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company's results of operations and financial position.


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


ADDITIONAL RISK FACTORS

Additional factors that might affect the Company's performance may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                 CORPORATE DATA


CHAIRMAN EMERITUS
CHARLES R. ADAMS

OFFICERS
THOMAS E. JONES
Chief Executive Officer
and President
EARL L. YAGER
Executive Vice President,
Chief Financial Officer and Secretary
OSCAR J. SANCHEZ
Vice President, Business Development
ALFONSO DEL TORO
Vice President, Manufacturing
KEVIN MCCULLOH
Vice President, Engineering

DIRECTORS
THOMAS E. JONES
Chief Executive Officer & President
Chad Therapeutics, Inc.
EARL L. YAGER
Executive Vice President
Chad Therapeutics, Inc.
DAVID L. CUTTER
Retired Chairman Of The Board
Cutter Laboratories, Inc.
NORMAN COOPER
Retired Chairman
Kallir, Philips, Ross, Inc.
JOHN C. BOYD
Retired
PHILIP T. WOLFSTEIN
President
Wolfstein International, Inc.

CORPORATE DATA
CORPORATE HEADQUARTERS
21622 Plummer Street
Chatsworth, CA 91311
(818) 882-0883
LEGAL COUNSEL
Graham & James LLP
AUDITORS
KPMG LLP
Los Angeles, California
TRANSFER AGENT AND REGISTRAR
American Stock Transfer Company
40 Wall Street
New York, NY 10005


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

QUARTER ENDED                   HIGH        LOW
-------------------             ----        ---
June 30, 1998 ...........      8-3/16      5-1/2
September 30, 1998 ......      6-1/8       2-3/8
December 31, 1998 .......      3-7/8       1-7/16
March 31, 1999 ..........      2-1/4       1
June 30, 1999 ...........      2-3/4       1-1/2
September 30, 1999 ......      1-3/8         3/4
December 31, 1999 .......      1             1/2
March 31, 2000 ..........      2-3/8         3/4


As of June 12, 2000, there were approximately 288 shareholders of record and approximately 2,800 beneficial owners of the Company's common stock. No cash dividends have been paid on the common stock.


SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Executive Vice President
Chad Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311