Form 10-K, Exhibit 13
period 2001-03-31
CHAD THERAPEUTICS INC
filed 2001-06-22
CIK 713492

                                                                    EXHIBIT 13.1


                                 ANNUAL REPORT

                                     [LOGO]

                                      2001

                              LETTER FROM THE CEO
--------------------------------------------------------------------------------

[PHOTO]
I am pleased to report that during the fiscal year ended March 31, 2001, significant progress was made in executing our turnaround strategy. Although we did incur a loss for the year, the foundation upon which our strategy is based was solidified. Sales increased by 20% in the fourth quarter over the prior year's comparable period and, as we recently reported, sales are increasing at an even faster pace in the first quarter of our new fiscal year. These sales increases are being driven by international sales of the TOTAL O(2)(R)
Delivery System and domestic sales of several new OXYMATIC(R) conservers, which we believe will provide the basis for a return to profitability.

As discussed in last year's letter, we introduced the first model of the OXYMATIC 400 Series conservers in July 2000. This Model OM-401 is an alternate breath conserver with an all brass integrated regulator. It provides flow equivalents of 1-6 liters per minute and incorporates an emergency 2-liter-per-minute by-pass switch. This new conserver has been very well received by our homecare provider customers.

We followed the OM-401 with the OM-411, a product similar in appearance and function, except that the OM-411 offers every breath oxygen delivery. This conserver was introduced in January 2001, for those homecare providers and patients who desire this type of oxygen delivery, and it was a totally new approach from CHAD. Again, I can report that this addition to our line has been well received by our customers.

A much lighter, aluminum regulator version of both the alternate breath and the every breath delivery conservers was introduced in late March 2001 after extensive testing, which included a new ASTM Ignition Test Standard for regulators. These aluminum versions of the 400 Series conservers reduced overall weight by 35% as compared to the brass versions and, due to their lighter weight, are proving to be even more popular with our customers for quality of life reasons.

The addition of these state-of-the-art conservers to our product line demonstrates CHAD's leadership in bringing new technology to the home oxygen market. We now offer the widest choice of electronic conservers to fit individual needs and preferences. With other development projects in progress in this area, we plan to expand our product offerings even further in the upcoming year.

With this expanded line of OXYMATIC conservers, we have redoubled our efforts to maintain strong relationships with the large national chain accounts in our industry. At this time we are able to report that we have been successful with several of these companies and are continuing our efforts with the others, as well as with our independent homecare provider customers.

Our past efforts to secure the CE mark for the TOTAL O(2) system, our integrated home oxygen concentrator that allows patients to fill their portable cylinders at home, proved fruitful when our principal European distributor began a significant market introduction in February 2001. To date that introduction is going well and we look forward to continued market penetration in Western Europe as well as other international markets.

In the United States our market penetration with the TOTAL O(2) system continues at a slow, but steadily increasing growth rate. Our lone competitor in this specific product line introduced its version of the product in late March 2001, with FDA clearance. If anything, we have seen a slight increase in activity since this competitor's introduction, which we attribute to the additional market awareness provided by their marketing efforts. We are continuing with our efforts to reduce the unit cost of the TOTAL O(2) system and add features based on feedback from our customers. As this product evolves and the home oxygen market adapts to this still relatively new technology, we believe the rate of market penetration of the TOTAL O(2) system may accelerate.

The niche of the health care industry in which CHAD participates, namely home oxygen therapy, was spared

                              LETTER FROM THE CEO
--------------------------------------------------------------------------------

the monumental changes in reimbursement experienced in recent years. Another year of experience for the Competitive Bidding Demonstration in Polk County, Florida, and the beginning of another trial in San Antonio, Texas, coupled with an ever-so-slight cost of living reimbursement increase were the highlights. It is still too early to determine what impact, if any, the competitive bidding projects may have on the future of home oxygen therapy. The competitive nature of the business, still under intense cost containment pressure, has not changed and we at CHAD do not expect either the cost containment pressure or the price/feature competition to change in the foreseeable future.

Despite our operating loss, we have finished the year with over $1,000,000 in cash and still have no long-term debt. We were able to accomplish this through diligent utilization of our resources and, with the sales success we are experiencing, believe we have adequate working capital for the upcoming year. Although our loss was a disappointment, we did meet our targets of getting new products approved and into the market. The ultimate success of these efforts will not be clear until several operating quarters have passed. We do know that as of the writing of this report our revenues for this year are running far ahead of last year. As a result, while we cannot predict the future, if current trends continue we expect to turn the corner during this fiscal year 2002 and return to profitability.

However, we are not resting. As stated earlier, we have several additional product development efforts underway that we expect to bring to fruition during the fiscal year ending March 31, 2002. These are not at a stage where it would be appropriate to disclose details but, if successful, these products should improve the market penetration potential of both our conserver line and the TOTAL O(2) system. As we discussed last year we continue our efforts to strengthen our engineering capabilities, which will enhance our ability to develop new products in a timely fashion. To this end we have added three associates to the technical staff in this area during the past fiscal year.

Organizationally, CHAD had two significant changes during the fiscal year ended March 31, 2001. In September 2000, the Board of Directors named Earl L. Yager to the additional position of Chief Operating Officer to reflect his responsibilities for the everyday operation of the Company. Earl will continue in his role as Chief Financial Officer as well. From the progress CHAD has made, I sm sure you will agree that he fills this role well. In October 2000, L. Robert Mogue, Director of Sales and Marketing, announced his resignation to enter into a business venture closer to his home. We were fortunate to locate an experienced and energetic candidate to fill this position, Erika Laskey. Erika joined CHAD in January 2001, and brings twelve years of varied pharmaceutical and medical device sales, marketing and management experience to CHAD. Her immediate past position was with Nellcor Puritan Bennett Division of Mallinkrodt, Inc., as Global Account Business Manager. We believe that Erika will strengthen our sales and marketing team, both here in Chatsworth as well as in the field with our manufacturer's representatives. She has already demonstrated a high level of enthusiasm and energy in the performance of her duties.

We are very excited as we look ahead to the upcoming fiscal year and there is no shortage of opportunities. We believe our plans to take advantage of a number of these opportunities, by continuing to bring new products to market, will enhance our market penetration and improve our operating results. We appreciate the support of our shareholders as we have developed and executed our turnaround strategy. All of us at CHAD will continue to put forth our very best efforts to build a successful future for the Company.

Thomas E. Jones


/s/ THOMAS E. JONES


Chief Executive Officer

                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA                                                      YEARS ENDED MARCH 31,
                                        -------------------------------------------------------------------------------------------
                                            2001                 2000                1999                1998              1997
                                        ------------          ----------          ----------          ----------         ----------
Net Sales                               $ 12,158,000          12,774,000          14,064,000          16,593,000         26,161,000
Interest Income,Net                           87,000              43,000              41,000             164,000            113,000
Net Earnings (loss)                       (3,011,000)         (2,511,000)         (1,464,000)            797,000          5,035,000
Basic Earnings (loss) Per Share                 (.30)               (.25)               (.15)                .08                .51
Diluted Earnings (loss) Per Share               (.30)               (.25)               (.15)                .08                .49
Net Working Capital                        5,847,000           8,389,000          10,164,000          10,704,000         10,985,000
Total Assets                              10,788,000          13,583,000          15,899,000          17,436,000         15,861,000
Shareholders' Equity                       9,211,000          12,207,000          14,693,000          16,074,000         15,110,000

   No cash dividends have been declared or paid during the periods presented.

                                 BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                                     MARCH 31,
                                                                         --------------------------------
                                                                             2001                2000
                                                                         ------------          ----------
ASSETS

Current assets:
    Cash                                                                 $  1,059,000           1,772,000
    Accounts receivable,less allowance for doubtful
     accounts of $33,000 and $95,000 in 2001 and 2000,respectively          2,352,000           2,003,000
    Inventories (Note 2)                                                    3,415,000           5,297,000
    Income taxes refundable (Note 3)                                               --             175,000
    Prepaid expenses                                                          598,000             518,000
                                                                         ------------          ----------
      Total current assets                                                  7,424,000           9,765,000
                                                                         ------------          ----------
Property and equipment,at cost:
    Office equipment and furniture                                          1,697,000           1,597,000
    Machinery and equipment                                                   855,000             840,000
    Tooling                                                                 1,223,000           1,098,000
    Leasehold improvements                                                  1,801,000           1,797,000
                                                                         ------------          ----------
                                                                            5,576,000           5,332,000
      Less accumulated depreciation and amortization                        3,534,000           2,731,000
                                                                         ------------          ----------
      Net property and equipment                                            2,042,000           2,601,000
                                                                         ------------          ----------
Other assets,net (Note 4)                                                   1,322,000           1,217,000
                                                                         ------------          ----------
                                                                         $ 10,788,000          13,583,000
                                                                         ============          ==========

                                                                             2001                 2000
                                                                         ------------          ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                     $    465,000             314,000
    Accrued expenses (Note 7)                                               1,109,000           1,062,000
    Income taxes payable (Note 3)                                               3,000                  --
                                                                         ------------          ----------
      Total current liabilities                                             1,577,000           1,376,000
                                                                         ------------          ----------
Commitments (Note 8)

Shareholders' equity (Note 5):
    Common shares,no par value
      Authorized 40,000,000 shares;
         10,052,000 and 10,035,000 shares issued and outstanding           13,092,000          13,077,000
    Retained earnings (Accumulated deficit)                                (3,881,000)           (870,000)
                                                                         ------------          ----------
      Net shareholders' equity                                              9,211,000          12,207,000
                                                                         ------------          ----------
                                                                         $ 10,788,000          13,583,000
                                                                         ============          ==========


See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                   YEARS ENDED MARCH 31,
                                                  ----------------------------------------------------
                                                      2001                 2000               1999
                                                  ------------          ----------          ----------
Net sales                                         $ 12,158,000          12,774,000          14,064,000
Cost of sales                                        9,431,000           8,995,000           9,768,000
                                                  ------------          ----------          ----------
        Gross profit                                 2,727,000           3,779,000           4,296,000
Costs and expenses:
    Selling,general and administrative               5,165,000           5,451,000           6,119,000
    Research and development                           658,000             560,000             625,000
                                                  ------------          ----------          ----------
        Total costs and expenses                     5,823,000           6,010,000           6,744,000
                                                  ------------          ----------          ----------
        Operating income (loss)                     (3,096,000)         (2,231,000)         (2,448,000)
Interest income,net                                     87,000              43,000              41,000
                                                  ------------          ----------          ----------
        Earnings (loss) before income taxes         (3,009,000)         (2,188,000)         (2,407,000)
Income tax expense (benefit) (Note 3)                    2,000             323,000            (943,000)
                                                  ------------          ----------          ----------
        Net earnings (loss)                       $ (3,011,000)         (2,511,000)         (1,464,000)
                                                  ============          ==========          ==========


        Basic earnings (loss) per share           $       (.30)               (.25)               (.15)
                                                  ============          ==========          ==========


        Diluted earnings (loss) per share         $       (.30)               (.25)               (.15)
                                                  ============          ==========          ==========

        Weighted shares outstanding:
           Basic                                    10,044,000          10,024,000          10,012,000
           Diluted                                  10,044,000          10,024,000          10,012,000
                                                  ============          ==========          ==========


                                 See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

                                                                              RETAINED
                                              COMMON SHARES (NOTE 5)           EARNINGS
                                          -----------------------------      (ACCUMULATED         TREASURY
                                            SHARES             AMOUNT           DEFICIT)           SHARES
                                          ----------        -----------       -----------        -----------
Balance at March 31,1998                  10,008,000        $13,100,000       $ 3,105,000        $  (131,000)
Common shares repurchased at cost                 --                 --                --           (104,000)
Common shares issued for purchases
 under employee benefit plan                                    (72,000)                --           235,000
Exercise of stock options                      4,000             24,000                --                 --
Net loss                                          --                 --        (1,464,000)                --
                                          ----------        -----------       -----------        -----------

Balance at March 31,1999                  10,012,000         13,052,000         1,641,000                 --
Common shares issued in lieu of
 cash for directors fees                      23,000             25,000                --                 --
Net loss                                          --                 --        (2,511,000)                --
                                          ----------        -----------       -----------        -----------

Balance at March 31,2000                  10,035,000         13,077,000          (870,000)                --
Common shares issued in lieu of
 cash for directors fees                      17,000             15,000                --                 --
Net loss                                          --                 --        (3,011,000)                --
                                          ----------        -----------       -----------        -----------

Balance at March 31,2001                  10,052,000        $13,092,000       $(3,881,000)       $        --
                                          ==========        ===========       ===========        ===========


See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                    YEARS ENDED MARCH 31,
                                                                      -------------------------------------------------
                                                                         2001               2000               1999
                                                                      -----------        -----------        -----------
Cash flows from operating activities:
    Net earnings (loss)                                               $(3,011,000)       $(2,511,000)       $(1,464,000)
    Adjustments to reconcile net earnings (loss)
      to net cash provided by (used in) operating activities:
        Depreciation and amortization                                     909,000            894,000            894,000
        Loss on disposition of property and equipment                          --                 --             77,000
        Compensation expense related
          to option grants and stock issued                                15,000             25,000                 --
        Changes in assets and liabilities:
            Decrease (increase) in accounts receivable                   (349,000)           162,000            304,000
            Decrease (increase) in inventories                          1,882,000          2,345,000           (509,000)
            Decrease (increase) in income taxes refundable                175,000            512,000           (115,000)
            Decrease (increase) in prepaid expenses                       (80,000)          (224,000)           (45,000)
            Decrease (increase) in deferred income taxes                       --            445,000           (381,000)
            Decrease (increase) in other assets                           (50,000)            90,000             64,000
            Increase (decrease) in accounts payable                       151,000             87,000           (503,000)
            Increase (decrease) in accrued expenses                        47,000             83,000            347,000
            Increase (decrease) in income taxes payable                     3,000                 --                 --
                                                                      -----------        -----------        -----------
            Net cash provided by (used in) operating activities          (308,000)         1,908,000         (1,331,000)
                                                                      -----------        -----------        -----------

Cash flows from investing activities:
    Additions to other assets                                            (150,000)          (150,000)                --
    Capital expenditures                                                 (266,000)          (123,000)          (194,000)
    Dispositions of property and equipment                                 11,000                 --                 --
                                                                      -----------        -----------        -----------
             Net cash used in investing activities                       (405,000)          (273,000)          (194,000)
                                                                      -----------        -----------        -----------
Cash flows from financing activities:
    Exercise of stock options                                                  --                 --             24,000
    Common shares purchased                                                    --                 --           (104,000)
    Common shares issued                                                       --                 --            163,000
                                                                      -----------        -----------        -----------
            Net cash provided by financing activities                          --                 --             83,000
                                                                      -----------        -----------        -----------

Net increase (decrease) in cash                                          (713,000)         1,635,000         (1,442,000)

Cash beginning of year                                                  1,772,000            137,000          1,579,000
                                                                      -----------        -----------        -----------
Cash end of year                                                        1,059,000          1,772,000            137,000
                                                                      ===========        ===========        ===========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
        Income taxes                                                  $        --        $        --        $        --
                                                                      ===========        ===========        ===========


                                 See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


THE COMPANY

Chad Therapeutics, Inc. (the Company) is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 2001 and 2000. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.

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

USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reporting of revenues and expenses during the periods to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

The Company amortizes its intangible assets using the straight line method over the remaining estimated economic life of the asset. The Company continually evaluates the carrying value of intangible assets. Considerable management judgement is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management's control. Accordingly, actual results could vary significantly from management's estimates. Any impairment would be recognized when the expected future discounted operating cash flows derived from such intangible assets is less than their carrying value.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. Reserves for customer returns have not been established as historical experience has been minor.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-shareholder sources. Other comprehensive income includes foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company did not have components of other comprehensive income during the periods ended March 31, 2001, 2000 and 1999. As a result, comprehensive (loss) is the same as net loss for the periods ended March 31, 2001, 2000 and 1999.

EARNINGS (LOSS) PER COMMON SHARE

Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2001, 2000 and 1999, respectively:

                                            2001                2000                1999
                                        ------------        ------------        ------------
Basic earnings per share
Numerator - net earnings (loss)         $ (3,011,000)       $ (2,511,000)       $ (1,464,000)
Denominator - common
 shares outstanding                       10,044,000          10,024,000          10,012,000
                                        ------------        ------------        ------------
Basic earnings per share                $       (.30)       $       (.25)       $       (.15)
                                        ============        ============        ============

Diluted earnings (loss) per share
Numerator - net earnings (loss)         $ (3,011,000)       $ (2,511,000)       $ (1,464,000)
Denominator -
 Common shares outstanding                10,044,000          10,024,000          10,012,000
 Common stock options                             --                  --
                                        ------------        ------------        ------------
                                          10,044,000          10,024,000          10,012,000
                                        ------------        ------------        ------------
Diluted earnings (loss) per share       $       (.30)       $       (.25)       $       (.15)
                                        ============        ============        ============

Options to purchase 1,010,000, 979,000 and 1,045,000 shares of common stock at prices ranging from $.50 to $12.54, $.88 to $12.54, and from $1.50 to $12.54 per share were not included in the computation of diluted earnings per share in 2001, 2000, and 1999, respectively, because their inclusion would be anti-dilutive.

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

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

MAJOR CUSTOMER

No one customer exceeded 10% of net sales during 2001, 2000, and 1999. The Company's customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

STOCK OPTION PLAN

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has also adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards
(SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net income and pro forma net earnings per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied.

SEGMENT INFORMATION

The Company operates in only one segment, the respiratory care market.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 2001 presentation.

(2) INVENTORIES

At March 31, 2001 and 2000, inventories consisted of the following:

                         2001             2000
                      ----------        ---------
Finished goods        $  930,000        1,783,000
Work in process          594,000          654,000
Raw materials
 and supplies          1,891,000        2,860,000
                      ----------        ---------
                      $3,415,000        5,297,000
                      ==========        =========

During the years ended March 31, 2001, 2000 and 1999, the Company incurred inventory write-downs totaling $112,000, $294,000 and $734,000, respectively.

(3) INCOME TAXES

The provision (benefit) for income taxes for fiscal 2001, 2000, and 1999 consisted of the following:

                  2001               2000            1999
                ---------          -------         --------
Current:
  Federal       $      --        $(123,000)       $(517,000)
  State             2,000            1,000          (45,000)
                ---------        ---------        ---------
                    2,000         (122,000)        (562,000)

Deferred:
  Federal              --          231,000         (183,000)
  State                --          214,000         (198,000)
                ---------        ---------        ---------
                       --          445,000         (381,000)
                ---------        ---------        ---------
  Total         $   2,000        $ 323,000        $(943,000)
                =========        =========        =========


A reconciliation of the difference between the Company's provision (benefit) for income taxes and the statutory income tax for the years ended March 31, 2001, 2000 and 1999, respectively, is as follows:

                               2001                2000                1999
                            -----------          ---------           --------
Statutory tax
 expense (benefit)          $(1,023,000)       $  (744,000)         $(819,000)
State income tax, net           (84,000)           (91,000)          (109,000)
Valuation Allowance           1,109,000          1,151,000                 --
Warranty and other                   --             10,000                 --
Tax Credits, Net                     --             (3,000)           (15,000)
                            -----------        -----------           --------
                            $     2,000        $   323,000          $(943,000)
                            ===========        ===========          =========


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2001 and 2000 are presented as follows:

                                    2001                2000
                                 -----------         ----------
Bad debt reserves                $    14,000        $    41,000
Accrued expenses                     322,000            324,000
Inventories                          287,000            357,000
Depreciation                         111,000                 --
Net Operating Loss                 1,640,000            517,000
Tax Credits                           46,000             55,000
                                 -----------        -----------
 Total deferred tax assets         2,420,000          1,294,000
Deferred tax liabilities:
  Depreciation                            --            (27,000)
  State Taxes                       (160,000)          (116,000)
                                 -----------        -----------
  Subtotal                         2,260,000          1,151,000
  Valuation Allowance             (2,260,000)        (1,151,000)
                                 -----------        -----------
Net deferred tax assets          $        --        $        --
                                 ===========        ===========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2001, the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future. The Company has Federal and California net operating loss carry forwards of $4,020,000 and $3,090,000, respectively. The Federal and California net operating losses expire in 2020 and 2010, respectively.

(4) OTHER ASSETS

Other assets includes $1,250,000 paid during 1997 and 1998 for a license on a new product and $150,000 paid in each of 2001 and 2000 on new and existing products. The license fee is being amortized beginning in 1998 using the straight-line method over the life of the related patents, 14 years. Accumulated amortization on the license fee amounted to $307,000 and $212,000 at March 31, 2001 and 2000, respectively. Net intangible assets were $1,214,000 and $1,269,000 at March 31, 2001 and 2000, respectively.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(5) SHAREHOLDERS' EQUITY

In 1999 the Company purchased its own stock for purposes of funding contributions to the Company's 401(k) plan. Periodically as common shares were sold to the plan, the difference between the cost and market value at the date of transfer was charged or credited to shareholders' equity.

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

                                                                                WEIGHTED
                                                                                 AVERAGE
                                      OPTION                OPTION                PRICE
                                      SHARES                AMOUNT              PER SHARE
                                     --------             -----------           ---------
Incentive Options:
Outstanding --
 March 31, 1998                       788,000             $ 5,808,000              7.37
Cancelled                             (30,000)               (225,000)             7.39
Expired                              (226,000)             (2,221,000)             9.88
Granted                               349,000               1,532,000              4.38
Exercised                              (1,000)                 (8,000)             5.08
                                     --------             -----------              ----
Outstanding --
 March 31, 1999                       880,000               4,886,000              5.55
Cancelled                            (261,000)             (1,510,000)             5.79
Granted                               204,000                 216,000              1.06
                                     --------             -----------              ----
Outstanding --
 March 31, 2000                       823,000               3,592,000              4.36
Cancelled                            (228,000)             (1,121,000)             4.92
Granted                               244,000                 227,000              0.93
                                     --------             -----------              ----
Outstanding --
 March 31, 2001                       839,000             $ 2,698,000              3.22
                                     ========             ===========              ====
Exercisable--
 March 31, 2001                       377,000             $ 1,796,000              4.76
                                     ========             ===========              ====
Non-qualified Options:
Outstanding --
 March 31, 1998                       153,000             $ 1,388,000              9.07
Granted                                15,000                 118,000              7.63
Exercised                              (3,000)                (16,000)             5.18
                                     --------             -----------              ----
Outstanding --
 March 31, 1999                       165,000               1,490,000              9.03
Cancelled                             (25,000)                (96,000)             3.84
Granted                                16,000                  35,000              2.19
                                     --------             -----------              ----
Outstanding --
 March 31, 2000                       156,000               1,429,000              9.16
Cancelled                             (16,000)                (64,000)             4.00
Granted                                31,000                  43,000              1.39
                                     --------             -----------              ----
Outstanding --
 March 31, 2001                       171,000             $ 1,408,000              8.23
                                     ========             ===========              ====
Exercisable--
 March 31, 2001                       132,000             $ 1,352,000             10.24
                                     ========             ===========              ====

At March 31, 2001, information regarding outstanding options is summarized as follows:

                                      RANGE OF EXERCISE PRICES
                                  $  .50-6.69             7.63-12.54
                                  -----------             ----------
Number outstanding                    787,000                223,000
Weighted average
 remaining life (yrs.)                    7.2                    6.4
Weighted average
 exercise price                   $      2.25                  10.49
Number exercisable                    330,000                179,000
Weighted average
 exercise price                   $      3.74                  10.68

Incentive and non-qualified options were granted at prices not less than 100% of market value at dates of grant. Options under the Plan become exercisable on the anniversary of the grant date on a prorata basis over a defined period and expire 10 years after the date of grant. To the extent the Company derives a tax benefit from options exercised by employees, such benefit is credited to Common Shares when realized on the Company's income tax returns.

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan and no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value of the option at the grant date prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings (loss) in 2001, 2000 and 1999 would have been reduced (increased) by approximately (172,000), ($266,000), and ($415,000), respectively, and earnings (loss) per share would have been reduced (increased) by ($.02), ($.03), and ($.04) per share in 2001, 2000 and 1999, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 is estimated at $.51, $.75, and $2.03, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

                                    2001             2000             1999
                                    ----             ----             ----
Risk-free interest rate             5.9%             5.9%             5.9%
Forfeiture rate                     2.0%             2.0%             2.0%
Dividend yield                       .0               .0               .0
Volatility                           90%              82%              63%
Expected life (years)               5.0              5.0              5.0

(6) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. There were no contributions in 2001, 2000 and 1999.

                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(7) ACCRUED EXPENSES

Accrued expenses consist of the following:

                                    2001                   2000
                                 ----------             ---------
Accrued royalties                $  431,000               262,000
Product and business
  liability insurance                48,000                48,000
Deferred rent                        39,000                57,000
Accrued vacation                    110,000                97,000
Retirement liability                142,000               208,000
Other                               339,000               390,000
                                 ----------             ---------
                                 $1,109,000             1,062,000
                                 ==========             =========

At March 31, 2001, the Company had an obligation to pay its founder and former Chief Executive Officer $75,000 per year in retirement pay for two years ending March 31, 2002 and 2003. The retirement liability represents the net present value of this obligation.

(8) COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June, 2003.

The Company's minimum annual rental commitments under these leases are as follows:

2002                 $   363,000
2003                     377,000
2004                     102,000
                     -----------
TOTAL:               $   842,000
                     ===========

Rent expense amounted to $431,000, $430,000, and $442,000 for the years ended March 31, 2001, 2000 and 1999, respectively.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company's financial position.

(9) GEOGRAPHIC INFORMATION

The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company's net sales is as follows:

                                  2001                    2000                   1999
                               -----------             ----------             ----------
United States                  $10,126,000             11,508,000             12,350,000
Germany                            751,000                 40,000                642,000
All other countries              1,281,000              1,226,000              1,072,000
                               -----------             ----------             ----------
                               $12,158,000             12,774,000             14,064,000
                               ===========             ==========             ==========

All long-lived assets are located in the United States.

Sales of OXYMATIC(R) conservers and OXYLITE(R) systems accounted for 42%, 56%, and 72% of the Company's net sales for the years ended March 31, 2001, 2000 and 1999, respectively.

(10) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

The following is the Company's schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2001, 2000 and 1999:

                                  BALANCE AT    CHARGED TO                   BALANCE
                                  BEGINNING     COSTS AND                    AT END
                                   OF YEAR      EXPENSES      DEDUCTIONS     OF YEAR
                                   -------      --------      ----------     -------
Allowance for
doubtful accounts:
    1999                           105,000       117,000       134,000        88,000
    2000                            88,000        59,000        52,000        95,000
    2001                            95,000        70,000       132,000        33,000

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 2001 and 2000:

                                                                                                Basic &
                                                                                                Diluted
                                                                           Net                  Earnings
                                                    Gross                Earnings                (Loss)
                            Revenue                 Profit                (Loss)               Per Share
                          -----------            -----------            -----------            ----------
2001
First Quarter             $ 2,965,000            $   691,000            $  (720,000)            $  (0.07)
Second Quarter              3,134,000                735,000               (685,000)               (0.07)
Third Quarter               2,757,000                549,000               (856,000)               (0.09)
Fourth Quarter              3,302,000                752,000               (750,000)               (0.07)
                          -----------            -----------            -----------             --------
Year                      $12,158,000            $ 2,727,000            $(3,011,000)            $  (0.30)
                          ===========            ===========            ===========             ========

2000
First Quarter             $ 3,638,000            $ 1,321,000            $  (154,000)            $  (0.02)
Second Quarter              3,416,000              1,108,000               (434,000)               (0.04)
Third Quarter               2,959,000                915,000               (683,000)               (0.07)
Fourth Quarter              2,761,000                435,000             (1,240,000)               (0.12)
                          -----------            -----------            -----------             --------
Year                      $12,774,000            $ 3,779,000            $(2,511,000)            $  (0.25)
                          ===========            ===========            ===========             ========

In the fourth quarter of 2000, the Company recorded an inventory write-down of $294,000.

(12) NEW ACCOUNTING PRONOUNCEMENTS

In March, 2000 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44 (Interpretation 44), Accounting for Certain Transactions Involving Stock Compensation. Interpretation 44 provides criteria for the recognition of compensation expense in certain stock-based compensation arrangements that are accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock-Based Compensation. Interpretation 44 is effective July 1, 2000, with certain provisions that are effective retroactively to December 15, 1998 and January 12, 2000. Interpretation 44 did not have an impact on the Company's financial statements.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views of applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was adopted in the fourth quarter of fiscal 2001 and did not have a material impact on the Company's financial statements.

                           INDEPENDENT AUDITORS REPORT
--------------------------------------------------------------------------------

THE BOARD OF DIRECTORS AND SHAREHOLDERS

CHAD Therapeutics, Inc.

We have audited the accompanying balance sheets of Chad Therapeutics, Inc. as of March 31, 2001 and 2000 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chad Therapeutics, Inc. as of March 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Los Angeles, California
May 4, 2001

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been significantly affected during the past several years by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to an erosion of the Company's market share, as devices that are less expensive but which provide lower oxygen savings (or, in some cases, do not truly provide ambulatory oxygen) have prospered in this environment. The Company's market share for conservers has also been affected by the introduction of competing devices that offer features not available on the OXYMATIC 301, which was the Company's primary product in this market until July of 2000.

The TOTAL O(2) Delivery System, which combines the benefits of an oxygen concentrator with a system enabling patients to refill their portable cylinders, has the potential for improving the Company's performance. Introduced in 1998, the acceptance of the TOTAL O(2) system by home oxygen dealers has been slowed by several factors discussed below. As a result, the increased sales generated by the TOTAL O(2) system have, to date, failed to make up for lower OXYMATIC 301 sales.

In order to address this situation, the Company has implemented a four-part strategy:

- Introduction of the OXYMATIC 400 series with improved features, which should place these oxygen conservers at the forefront of the industry;

- Development of additional oxygen conserver models that will diversify the product line in order to offer customers a range of oxygen conservation choices;

- A continued promotional and educational campaign with respect to the benefits of the TOTAL O(2) system, coupled with greater focus on monitoring the performance of component suppliers; and

- Cost cutting to align the Company's operating expenses more closely with its revenue profile.

While the Company believes that these measures should enhance its competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for oxygen conserving devices.

RESULTS OF OPERATIONS

Sales for the years ended March 31, 2001 and 2000, decreased $616,000 (4.8%) and $2,529,000 (15.3%), respectively, from the prior years. Approximately 50% of the decrease in sales relates to price reductions and the balance relates to lower domestic unit sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems which are being affected by the current marketing environment for home oxygen therapy discussed below. However, during the three months ended March 31, 2001, sales increased 19.6% over the prior year's period largely as a result of sales of the new OXYMATIC 400 series conservers and sales of the TOTAL O(2) system in Europe.

Sales to foreign distributors represented 17%, 10% and 12% of total sales for the years ended March 31, 2001, 2000 and 1999, respectively. Currently, management expects an increase in sales to foreign distributors during the upcoming twelve months, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars.

The current procedures for reimbursement by Medicare for home oxygen services provide a prospective flat fee monthly payment based solely on the patient's prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, interest heightened in oxygen conserving devices, such as the Company's products, which can extend the life of oxygen supplies and reduce service calls by dealers, thereby providing improved mobility for the patient and cost savings for dealers. In January of 1998 and 1999, the Federal government implemented reimbursement cuts of 25% and 5%, respectively. These cuts affected homecare providers' purchasing patterns as they struggled to deal with significant reductions in their revenues.

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. Three major national chains accounted for approximately 18%, 20% and 21% of the Company's domestic sales for the years ended March 31, 2001, 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

and 1999, respectively. Margins on these sales are generally lower due to quantity pricing. In some instances, consolidation has resulted in reduced purchases as the former independent provider complies with the chain's purchasing policies. To ensure continued awareness of the benefits of the Company's products by chain headquarters' personnel, a proactive marketing and communication program is in effect with all of the major national chains.

As stated above, the Company believes that its revenues during the past three years have been adversely affected by several factors. These include pricing, continuing industry consolidation and competitive products with features not found in the Company's products prior to the introduction of the OM-400 series conservers discussed below. The effects of managed care and concerns over the severity of reimbursement cuts have, in many cases, resulted in the provision of systems to patients that do not provide truly ambulatory oxygen. Management believes these factors may continue to adversely affect the Company's revenues from sales of oxygen conserving devices for the foreseeable future. To combat the erosion in sales of the oxygen conserver product line, the Company is developing and introducing several new products in this area. The first of these, the OXYMATIC 401 conserver, received 501(k) clearance from the Food and Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver was cleared in December 2000, and shipments began in January, 2001. Management believes the features and improvements in these products may enable the Company to regain some of the market share lost in the conserver market over the past three years. Sales in the quarter ending March 31, 2001, and the first two months of the quarter ending June 30, 2001, reflect an increase over the prior year's periods that is being driven by sales of the OXYMATIC 400 Series conservers. No estimate can currently be made regarding the level of success the Company may achieve with the OXYMATIC 400 series conservers. For information, which may affect the forward, looking statements made in this paragraph about the OXYMATIC 400 series conservers, see Outlook: Issues and Risks - New Products.

Management also believes that, based on its experience in the home oxygen industry, future revenues may be positively affected by sales of the TOTAL O(2) Delivery System. The TOTAL O(2) system provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device for ambulation and a safe and efficient mechanism for filling portable oxygen cylinders. This should provide home care dealers with means to deal with the reimbursement cuts discussed above by reducing their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997, to sell this product from the Food and Drug Administration. Initial sales of the TOTAL O(2) system have been adversely affected by several factors, including the overall home oxygen market climate as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps to resolve the manufacturing and supplier issues. The Company believes the sales potential for the new system is significant as the market size for units is similar to the conserver market and the average selling price is approximately four times that of the OXYMATIC and OXYLITE systems. No estimates can currently be made regarding the level of success the Company may achieve with the TOTAL O(2) system. For information which may affect the outcome of forward- looking statements made in this paragraph about the TOTAL O(2) systems, see Outlook:
Issues and Risks - New Products.

Cost of sales as a percent of net sales increased from 70.4% to 77.6% and from 69.4% to 70.4% for the years ended March 31, 2001 and 2000, respectively. Both periods have been affected by decreased sales volume and the corresponding impact of fixed overhead costs on units produced, price competition and the lower gross profit margin on the TOTAL O(2) system.

Selling, general and administrative expenditures decreased from $5,451,000 to $5,165,000 and from $6,119,000 to $5,451,000 for the years ended March 31, 2001 and 2000, respectively. The Company's cost reduction efforts over the past two years, including reductions in personnel, should align staffing and operating expenses more closely with current sales expectations, but will be offset to some extent by commissions paid to the Company's field sales force of manufacturer's representatives. Research and development expenses increased by $98,000 for the year ended March 31, 2001 and decreased $65,000 for the year ended March 31, 2000, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $830,000 in the fiscal year ended March 31, 2002, on projects to enhance and expand the Company's product line. Interest income increased $44,000 for the year ended March 31, 2001, as compared to the prior year due to generally higher cash balances than in the prior year.

At March 31, 2001, the Company had fully utilized its net operating loss carrybacks and had approximately $4,020,000 and $3,090,000 in Federal and California net operating loss carryforwards, respectively. As a result of

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

valuation allowances placed on the net operating loss carryforwards and deferred tax assets, these net operating loss carryforwards and deferred tax assets will be available to offset future income tax expense when and if the Company generates taxable income.

FINANCIAL CONDITION

At March 31, 2001, the Company had cash totaling $1,059,000 or 10% of total assets, as compared to $1,772,000 (13% of total assets) at March 31, 2000. Net working capital decreased from $8,389,000 at March 31, 2000 to $5,847,000 at March 31, 2001. Accounts receivable increased $349,000 during the year ended March 31, 2001, due to the increase in foreign sales. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories decreased $1,882,000. This decrease relates primarily to utilization of raw materials purchased in prior years for the (manufacture of the TOTAL O(2) product line. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished. Currently, inventory balances are generally at or above safety stock levels.

Management believes cash balances and funds derived from operations should be adequate to meet the Company's cash requirements for the next twelve months given the recent recovery of market share for oxygen conservers. The Company's ability to continue to recover market share and improve operating results is essential to achieving this goal. If operations do not continue to improve, the Company may need to seek other sources of working capital. No assurance can be given that other sources of working capital will be available if and when needed. The Company expects capital expenditures during the next twelve months to be approximately $200,000.

The Company has not adopted any programs, which provide for post employment retirement benefits, however, it has on occasion provided such benefits to individual employees.

OUTLOOK: ISSUES & RISKS

This annual report contains forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, which may cause actual operating results to differ materially from currently, anticipated results. Among the factors that could cause actual results to differ materially are the following:

DEPENDENCE UPON A SINGLE PRODUCT LINE

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company's future performance is thus dependent upon developments affecting this segment of the health care market and the Company's ability to remain competitive within this market sector.

NEW PRODUCTS

The Company's future growth in the near term will depend in significant part upon the commercial success of the TOTAL O(2) Delivery System, the OXYMATIC 400 series conservers and other new products which are under development. The success of these new products will depend upon the health care community's perception of such products capabilities, clinical efficacy and benefit to patients and obtaining timely regulatory approval. In addition, prospective sales will be impacted by the degree of acceptance achieved among home oxygen dealers and patients requiring supplementary oxygen. As with the introduction of any new product, the Company's ability to successfully promote the TOTAL O(2) Delivery System, the OXYMATIC 400 series conservers and other new products cannot be assessed at this time.

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains accounted for 18% of the Company's domestic sales during the year ended March 31, 2001. Future sales may be increasingly dependent on a limited number of customers, which may have an impact on margins due to quantity pricing.

COMPETITION

CHAD's success in the early 1990's has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. The Company believes the quality of its products and its established reputation will continue to be a competitive advantage. In addition, the Company believes the recently introduced OXYMATIC 400 Series conservers

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

will enhance its ability to compete with products available from its competitors. However, no assurance can be given that increased competition in the home oxygen market will not continue to have an adverse affect on the Company's operations.

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

POTENTIAL CHANGES IN ADMINISTRATION OF HEALTH CARE

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain of such bills have been introduced in Congress and various state legislatures. Because of the uncertain state of health care proposals, it is not meaningful at this time to predict the effect on the Company if any of these proposals is enacted.

Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation, which has reduced Medicare spending. It cannot yet be predicted how future changes in reimbursement levels will affect the home oxygen industry and there can be no assurance that such changes will not have an adverse effect on the Company's business.

PATENTS AND TRADEMARKS

The Company pursues a policy of protecting its intellectual property rights including obtaining patents for appropriate inventions related to products marketed or manufactured by the Company. The Company considers the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition or claims that the Company's products infringe the patent rights of others could have an adverse impact upon the Company's business.

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

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views of applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was adopted in the fourth quarter of fiscal 2001 and did not have a material impact on the Company's financial statements.

ADDITIONAL RISK FACTORS

Additional factors, which might affect the Company's performance, may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                 CORPORATE DATA
--------------------------------------------------------------------------------

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

Quarter Ended                                     High        Low
-------------                                     ----        ---
June 30, 1999 ................................    2.75       1.50
September 30, 1999 ...........................    1.38        .75
December 31, 1999 ............................    1.00        .50
March 31, 2000 ...............................    2.38        .75
June 30, 2000 ................................    1.88        .81
September 30, 2000 ...........................    1.69       1.00
December 31, 2000 ............................    1.06        .50
March 31, 2001 ...............................    1.14        .50

As of June 12, 2001, there were approximately 266 shareholders of record and approximately 3,800 beneficial owners of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311


CHAIRMAN EMERITUS
-------------------
CHARLES R. ADAMS

OFFICERS
-------------------
THOMAS E. JONES
Chief Executive Officer
and President

EARL L. YAGER
Chief Operating Officer,
Executive Vice President,
Chief Financial Officer and Secretary

OSCAR J. SANCHEZ
Vice President, Business Development

ALFONSO DEL TORO
Vice President, Manufacturing

KEVIN McCULLOH
Vice President, Engineering

DIRECTORS
-------------------
THOMAS E. JONES
Chief Executive Officer & President
CHAD Therapeutics, Inc.

EARL L. YAGER
Chief Operating Officer
CHAD Therapeutics, Inc.

DAVID L. CUTTER
Retired Chairman Of The Board
Cutter Laboratories, Inc.

NORMAN COOPER
Retired Chairman
Kallir, Philips, Ross, Inc.

JOHN C. BOYD
Retired

PHILIP T. WOLFSTEIN
President
Wolfstein International, Inc.

JAMES M. BROPHY
President
Missouri Baptist Medical Center

CORPORATE DATA
-------------------
CORPORATE HEADQUARTERS
21622 Plummer Street
Chatsworth, CA 91311
(818) 882-0883

LEGAL COUNSEL
Square, Sanders & Dempsey LLP

AUDITORS
KPMG LLP
Los Angeles, California

TRANSFER AGENT AND REGISTRAR
American Stock Transfer Company
40 Wall Street
New York, NY 10005