Form 10-K, Exhibit 13
period 2002-03-31
CHAD THERAPEUTICS INC
filed 2002-06-21
CIK 713492

                                                                    EXHIBIT 13.1


2002 ANNUAL REPORT

TO OUR SHAREHOLDERS

[PHOTOGRAPH]

Letter from the CEO


   It is a distinct pleasure to report to you that we have completed the phase of CHAD's turnaround that has allowed CHAD to return to profitable operations. For the fiscal year ended March 31, 2002, CHAD was able to generate sales of $18,730,000, an increase of 54% over the prior year. This resulted in earnings before income taxes of $167,000, compared with a loss before income taxes of $3,011,000 for the fiscal year ended March 31, 2001. All of the hardworking employees of CHAD are gratified and encouraged with these results.

   The financial results are largely due to the success of the OXYMATIC(R) 400 series conservers in the marketplace. The increasing rate of sales I mentioned in last year's Letter from the CEO continued through this year. Our oxygen conserver line was further expanded with the introduction of the SEQUOIA(TM) OXYMATIC(R) conservers during the year. The SEQUOIA conservers offer the same electronic technology found in the OXYMATIC 400 series conservers, but without a built-in regulator. These new additions enhanced our position as the company with the widest choice in electronic conservers, another of our stated objectives last year.

   Although the current trend is strong, the market share recovery in the domestic conserver market may not continue at the same rate in the upcoming year. We have regained the market leadership position in electronic conservers and must rely on new products to further CHAD's growth. In this regard, we continue to work on the development of additional products that we believe will improve our competitive position.

   From an operating standpoint, it is stressful to expand production to support a 54% sales increase. We were, however, able to more that double our conserver production level over a short period of time. Our manufacturing team responded quickly and effectively in attaining the increased production level with a minimum of disruption and overtime. At the same time, we were able to reduce the unit cost of our electronic conservers and improve gross profit margins.

   Domestic sales of the TOTAL O2(R) Delivery System again increased at a slow rate over the prior year. However, as we reported in the third quarter, a customer that represented a large portion of the TOTAL O2 system sales activity was sold to a national chain. The national chain chose not to continue purchasing the TOTAL O2 system and the result was a sales reduction of several hundred thousand dollars per month for this product line. We continue in our efforts to improve this product's performance. This technology is still viewed as relatively new in our industry and we believe it can have a significant future in the home care business and with CHAD.

   In the sales area, we added one Regional Sales Manager to assist in the training, recruitment and general oversight of the manufacturers' representatives in the field. In addition, Erika Laskey was promoted to Vice President, Sales and Marketing effective April 1, 2002. Erika and her team have done an outstanding job over the past year and have played an important role in the results we have achieved.

        On the international front, we were not as successful from a sales standpoint as we were in the United States. We ended our relationship with our long time distributors in both Canada and Japan during the 2002 fiscal year. This caused a reduction in sales for the year in both of these territories from historic levels. Fortunately, we were able to replace both of these distributors and believe the new distribution relationships will provide an improved environment for the sale of CHAD's products in these countries. In addition,

TO OUR SHAREHOLDERS



we reorganized ourselves internally to enhance this effort by assigning the Canada territory to the U.S field organization under Erika Laskey. Oscar Sanchez, Vice President of Business Development, has taken over the responsibility for all other international sales.

   As we look forward to our plans and strategies for the upcoming year and beyond, there are several points to mention. First, the CYPRESS(TM) OXYPneumatic(R) conserver, for which we are awaiting FDA clearance to sell, will allow us to compete in the pneumatic conserver market, a segment of the conserver market in which we previously did not have a product offering. We believe the pneumatic portion of the conserver market represents about 35% of the total market. The CYPRESS conserver is a state-of-the-art pneumatic conserver that allows the use of a single lumen cannula and provides an average savings ratio of greater than 3:1. Most other pneumatic conservers use a dual lumen cannula, which is more expensive, and provide a savings ratio of only 2:1. The addition of the CYPRESS conserver will further expand our product offerings in the conserver field and enhance our competitive position.

   Our financial position at year end was strengthened with an income tax refund of $996,000 that we will receive due to a change in regulations covering net operating loss carrybacks. This will facilitate our ability to pursue various opportunities, including the possible acquisition of certain technology and products that we have been evaluating. Through such an acquisition, we would seek to add more products to our development pipeline and further broaden our business base.

   In conclusion, I want to thank all of our shareholders for their patience and confidence during our turnaround. We have made substantial progress in the past year, yet still have opportunities to expand our product line and improve our operating results. We see a very exciting future for CHAD. We will all continue to work diligently to capitalize on those opportunities and enhance the value of our Company.

Thomas E. Jones

/s/ THOMAS E. JONES
----------------------------
Chief Executive Officer

SELECTED FINANCIAL DATA




SELECTED FINANCIAL DATA                                                  YEARS ENDED MARCH 31,
                                        --------------------------------------------------------------------------------------
                                            2002               2001              2000               1999              1998
                                        -----------        ----------         ----------         ----------        -----------
Net Sales                               $18,730,000        12,158,000         12,774,000         14,064,000        16,593,000
Interest Income,Net                          50,000            87,000             43,000             41,000           164,000
Net Earnings (loss)                       1,157,000        (3,011,000)        (2,511,000)        (1,464,000)          797,000
Basic Earnings (loss) Per Share                 .12              (.30)              (.25)              (.15)              .08
Diluted Earnings (loss) Per Share               .11              (.30)              (.25)              (.15)              .08
Net Working Capital                       7,497,000         5,847,000          8,389,000         10,164,000        10,704,000
Total Assets                             12,323,000        10,788,000         13,583,000         15,899,000        17,436,000
Shareholders' Equity                     10,373,000         9,211,000         12,207,000         14,693,000        16,074,000



      No cash dividends have been declared or paid during the periods presented.

BALANCE SHEETS



                                                                                     MARCH 31,
                                                                         -------------------------------
ASSETS                                                                       2002               2001
                                                                         ------------         ----------
Current assets:
    Cash                                                                 $    520,000          1,059,000
    Accounts receivable,less allowance for doubtful
     accounts of $76,000 and $33,000 in 2002 and 2001, respectively         2,333,000          2,352,000
    Income taxes refundable                                                   995,000                 --
    Inventories (Note 2)                                                    5,284,000          3,415,000
    Prepaid expenses                                                          315,000            598,000
                                                                         ------------         ----------
      Total current assets                                                  9,447,000          7,424,000
                                                                         ------------         ----------
Property and equipment, at cost:
    Office equipment and furniture                                          1,876,000          1,697,000
    Machinery and equipment                                                   905,000            855,000
    Tooling                                                                 1,377,000          1,223,000
    Leasehold improvements                                                  1,814,000          1,801,000
                                                                         ------------         ----------
                                                                            5,972,000          5,576,000
      Less accumulated depreciation and amortization                        4,320,000          3,534,000
                                                                         ------------         ----------
      Net property and equipment                                            1,652,000          2,042,000
                                                                         ------------         ----------
Other assets, net (Note 4)                                                  1,224,000          1,322,000
                                                                         ------------         ----------
                                                                         $ 12,323,000         10,788,000
                                                                         ============         ==========

                                                                             2002               2001
                                                                         ------------         ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                     $    777,000            465,000
    Accrued expenses (Note 7)                                               1,169,000          1,109,000
    Income taxes payable (Note 3)                                               4,000              3,000
                                                                         ------------         ----------
      Total current liabilities                                             1,950,000          1,577,000
                                                                         ------------         ----------
Commitments (Note 8)
Shareholders' equity (Note 5):
    Common shares,no par value
      Authorized 40,000,000 shares;
         10,059,000 and 10,052,000 shares issued and outstanding           13,097,000         13,092,000
    Retained earnings (Accumulated deficit)                                (2,724,000)        (3,881,000)
                                                                         ------------         ----------
      Net shareholders' equity                                             10,373,000          9,211,000
                                                                         ------------         ----------
                                                                         $ 12,323,000         10,788,000
                                                                         ============        ===========



See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS



                                                                 YEARS ENDED MARCH 31,
                                                  --------------------------------------------------
                                                      2002                2001               2000
                                                  ------------         ----------         ----------
Net sales                                         $ 18,730,000         12,158,000         12,774,000
Cost of sales                                       11,531,000          9,431,000          8,995,000
                                                  ------------         ----------         ----------
        Gross profit                                 7,199,000          2,727,000          3,779,000
Costs and expenses:
    Selling, general and administrative              6,263,000          5,165,000          5,451,000
    Research and development                           819,000            658,000            560,000
                                                  ------------         ----------         ----------
        Total costs and expenses                     7,082,000          5,823,000          6,010,000
                                                  ------------         ----------         ----------
        Operating income (loss)                        117,000         (3,096,000)        (2,231,000)
Interest income, net                                    50,000             87,000             43,000
                                                  ------------         ----------         ----------
        Earnings (loss) before income taxes            167,000         (3,009,000)        (2,188,000)
Income tax (benefit) expense (Note 3)                 (990,000)             2,000            323,000
                                                  ------------         ----------         ----------
        Net earnings (loss)                       $  1,157,000         (3,011,000)        (2,511,000)
                                                  ============         ==========         ==========


        Basic earnings (loss) per share           $        .12               (.30)              (.25)
                                                  ============         ==========         ==========

        Diluted earnings (loss) per share         $        .11               (.30)              (.25)
                                                  ============         ==========         ==========

        Weighted shares outstanding:
           Basic                                    10,053,000         10,044,000         10,024,000
           Diluted                                  10,386,000         10,044,000         10,024,000
                                                  ============         ==========         ==========



                                 See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2001, AND 2000



                                         COMMON SHARES (NOTE 5)       RETAINED EARNINGS
                                      ----------------------------      (ACCUMULATED
                                        SHARES            AMOUNT           DEFICIT)
                                      ----------       -----------    -----------------
Balance at March 31, 1999             10,012,000       $13,052,000       $ 1,641,000
Common shares issued in lieu of
  cash for directors fees                 23,000            25,000                --
Net loss                                      --                --        (2,511,000)
                                      ----------       -----------       -----------

Balance at March 31, 2000             10,035,000        13,077,000          (870,000)
Common shares issued in lieu of
  cash for directors fees                 17,000            15,000                --
Net loss                                      --                --        (3,011,000)
                                      ----------       -----------       -----------

Balance at March 31, 2001             10,052,000        13,092,000        (3,881,000)
Exercise of stock options                  7,000             5,000                --
Net earnings                                  --                --         1,157,000
                                      ----------       -----------       -----------
Balance at March 31, 2002             10,059,000       $13,097,000       $(2,724,000)
                                      ==========       ===========       ===========



See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS


                                                                                     YEARS ENDED MARCH 31,
                                                                       -----------------------------------------------
                                                                           2002              2001              2000
                                                                       -----------        ----------        ----------
Cash flows from operating activities:
    Net earnings (loss)                                                $ 1,157,000        (3,011,000)       (2,511,000)
    Adjustments to reconcile net earnings (loss)
      to net cash provided by (used in) operating activities:
        Depreciation and amortization                                      902,000           909,000           894,000
        Loss on disposition of property and equipment                           --                --                --
        Compensation expense related
          to option grants and stock issued                                     --            15,000            25,000
        Changes in assets and liabilities:
             Decrease (increase) in accounts receivable                     19,000          (349,000)          162,000
             Decrease (increase) in inventories                         (1,869,000)        1,882,000         2,345,000
             Decrease (increase) in income taxes refundable               (995,000)          175,000           512,000
             Decrease (increase) in prepaid expenses                       283,000           (80,000)         (224,000)
             Decrease (increase) in deferred income taxes                       --                --           445,000
             Decrease (increase) in other assets                           (17,000)          (50,000)           90,000
             Increase (decrease) in accounts payable                       312,000           151,000            87,000
             Increase (decrease) in accrued expenses                        60,000            47,000            83,000
             Increase (decrease) in income taxes payable                     1,000             3,000                --
                                                                       -----------        ----------        ----------
             Net cash provided by (used in) operating activities          (147,000)         (308,000)        1,908,000
                                                                       -----------        ----------        ----------

Cash flows from investing activities:
    Additions to other assets                                                   --          (150,000)         (150,000)
    Capital expenditures                                                  (398,000)         (266,000)         (123,000)
    Dispositions of property and equipment                                   1,000            11,000                --
                                                                       -----------        ----------        ----------
             Net cash used in investing activities                        (397,000)         (405,000)         (273,000)
                                                                       -----------        ----------        ----------
Cash flows from financing activities:
    Exercise of stock options                                                5,000                --                --
                                                                       -----------        ----------        ----------
             Net cash provided by financing activities                       5,000                --                --
                                                                       -----------        ----------        ----------

Net increase (decrease) in cash                                           (539,000)         (713,000)        1,635,000

Cash beginning of year                                                   1,059,000         1,772,000           137,000
                                                                       -----------        ----------        ----------
Cash end of year                                                       $   520,000         1,059,000         1,772,000
                                                                       ===========        ==========        ==========

Supplemental disclosure of cash flow information:
    Cash paid during the year for:
        Income taxes                                                   $     4,000                --                --
                                                                       ===========        ==========        ==========



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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 2002 and 2001. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.

INVENTORIES

Inventories are valued at lower of cost or market. Cost is determined based on standard cost which approximates the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

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

Significant estimates include the allowance for doubtful accounts, inventory valuation, deferred income tax asset valuation allowances, and the estimated future operating cash flows from the Company's long-lived assets, including its intangible assets. Considerable management judgement is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management's control. Accordingly, actual results could vary significantly from management's estimates.

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

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. Allowances for customer returns have not been established as historical experience has been minor.

COMPREHENSIVE INCOME (LOSS)

The Company did not have components of other comprehensive income during the periods ended March 31, 2002, 2001 and 2000. As a result, comprehensive income
(loss) is the same as net earnings (loss) for the periods ended March 31, 2002, 2001 and 2000.

ROYALTY EXPENSE

The Company charges royalties paid on product licenses to selling, general and administrative expenses.

EARNINGS (LOSS) PER COMMON SHARE

Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2002, 2001 and 2000, respectively:



                                              2002              2001               2000
                                          -----------        ----------         ----------
Basic earnings per share
Numerator - net earnings (loss)           $ 1,157,000        (3,011,000)        (2,511,000)
Denominator - common
 shares outstanding                        10,053,000        10,044,000         10,024,000
                                          -----------        ----------         ----------
Basic earnings per share                  $       .12              (.30)       $      (.25)
                                          ===========        ==========         ==========

Diluted earnings (loss) per share
Numerator - net earnings (loss)           $ 1,157,000        (3,011,000)        (2,511,000)
Denominator -
 Common shares outstanding                 10,053,000        10,044,000         10,024,000
 Common stock options                         333,000                --                 --
                                          -----------        ----------         ----------
                                           10,386,000        10,044,000         10,024,000
                                          -----------        ----------         ----------
Diluted earnings (loss) per share         $       .11              (.30)        $     (.25)
                                          ===========        ==========         ==========

Options to purchase 438,717, 1,010,000, and 979,000 shares of common stock at prices ranging from $3.75 to $12,54, $.50 to $12.54, and from $.88 to $12.54 per share were not included in the computation of diluted earnings per share in 2002, 2001, and 2000, respectively, because their inclusion would be anti-dilutive.

NOTES TO FINANCIAL STATEMENTS



INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

MAJOR CUSTOMER

No one customer exceeded 10% of net sales during 2001 or 2000. One national chain customer accounted for 20% of net sales during 2002. The Company's customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

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

SEGMENT INFORMATION

The Company operates in one segment, the respiratory care market.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 2002 presentation.

(2) INVENTORIES

At March 31, 2002 and 2001, inventories consisted of the following:

                         2002            2001
                      ----------       ---------
Finished goods        $  935,000         930,000
Work in process          987,000         594,000
Raw materials
  and supplies         3,362,000       1,891,000
                      ----------       ---------
                      $5,284,000       3,415,000
                      ==========       =========


During the years ended March 31, 2001 and 2000, the Company recorded inventory write-downs totaling $112,000 and $294,000, respectively.

(3) INCOME TAXES

The provision (benefit) for income taxes for fiscal 2002, 2001, and 2000 consisted of the following:

                   2002            2001            2000
                ---------        --------        --------
Current:
 Federal        $(995,000)             --        (123,000)
 State              5,000           2,000           1,000
                ---------        --------        --------
                    5,000           2,000        (122,000)

Deferred:
 Federal           (6,000)             --         231,000
 State              6,000              --         214,000
                ---------        --------        --------
                       --              --         445,000
                ---------        --------        --------
 Total          $(990,000)          2,000         323,000
                =========        ========        ========

A reconciliation of the difference between the Company's provision (benefit) for income taxes and the statutory income tax for the years ended March 31, 2002, 2001 and 2000, respectively, is as follows:

                                         2002              2001            2000
                                      -----------        ----------       ---------
Statutory tax
  expense (benefit)                   $    57,000        (1,023,000)       (744,000)
State income tax, net                       6,000           (84,000)        (91,000)
Valuation allowance                    (1,030,000)        1,109,000       1,151,000
Warranty and other                        (23,000)               --          10,000
Tax credits, net                               --                --          (3,000)
                                      -----------        ----------       ---------
                                      $  (990,000)            2,000         323,000
                                      ===========        ==========       =========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2002 and 2001 are presented as follows:


                                      2002              2001
                                  -----------        ----------
Bad debt reserves                 $    32,000            14,000
Accrued expenses                      284,000           322,000
Inventories                           106,000           287,000
Depreciation                          256,000           111,000
Amortization                           21,000                --
Net Operating Loss                    599,000         1,640,000
Tax Credits                            97,000            46,000
                                  -----------        ----------
  Total deferred tax assets         1,395,000         2,420,000
Deferred tax liabilities:
   State Taxes                       (165,000)         (160,000)
                                  -----------        ----------
   Subtotal                         1,230,000         2,260,000
   Valuation Allowance             (1,230,000)       (2,260,000)
                                  -----------        ----------
Net deferred tax assets           $        --                --
                                  ===========        ==========



In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all

NOTES TO FINANCIAL STATEMENTS



of the deferred tax assets will be realized. At March 31, 2002, the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future. The Company has Federal and California net operating loss carry forwards of $1,003,000 and $3,178,000, respectively. The Federal and California net operating losses expire in 2021 and 2006, respectively. In addition, the Company has manufacturing tax credit carryforwards of $97,000 available to offset future California taxable income.

(4) OTHER ASSETS

Other assets include amounts paid for a license on new and existing products. The license fee is being amortized using the straight-line method over the life of the related patents, 14 years. Accumulated amortization on the license fee amounted to $422,000 and $307,000 at March 31, 2002 and 2001, respectively. Net intangible assets were $1,196,000 and $1,214,000 at March 31, 2002 and 2001, respectively.

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

                                                             WEIGHTED
                                                              AVERAGE
                              OPTION            OPTION         PRICE
                              SHARES            AMOUNT       PER SHARE
                            ----------       -----------    ----------
Incentive Options:
Outstanding --
  March 31, 1999              880,000        $ 4,886,000        5.55
Cancelled                    (261,000)        (1,510,000)       5.79
Granted                       204,000            216,000        1.06
                             --------        -----------        ----

Outstanding --
  March 31, 2000              823,000          3,592,000        4.36
Cancelled                    (228,000)        (1,121,000)       4.92
Granted                       244,000            227,000        0.93
                             --------        -----------        ----
Outstanding --
  March 31, 2001              839,000          2,698,000        3.22
Cancelled                     (25,000)           (80,000)       3.20
Granted                        75,000            253,000        3.37
Exercised                      (7,000)            (5,000)        .71
                             --------        -----------        ----
Outstanding --
  March 31, 2002              882,000        $ 2,866,000        3.25
                             ========        ===========        ====
Exercisable --
  March 31, 2002              548,000        $ 2,135,000        4.76
                             ========        ===========        ====
Non-qualified Options:
Outstanding --
  March 31, 1999              165,000        $ 1,490,000        9.03
Cancelled                     (25,000)           (96,000)       3.84
Granted                        16,000             35,000        2.19
                             --------        -----------        ----
Outstanding --
  March 31, 2000              156,000          1,429,000        9.16
Cancelled                     (16,000)           (64,000)       4.00
Granted                        31,000             43,000        1.39
                             --------        -----------        ----
Outstanding --
  March 31, 2001              171,000          1,408,000        8.23
Granted                        19,000             19,000        1.00
                             --------        -----------        ----
Outstanding --
  March 31, 2002              190,000        $ 1,427,000        7.50
                             ========        ===========        ====
Exercisable --
  March 31, 2002              156,000        $ 1,391,000        8.92
                             ========        ===========        ====

At March 31, 2002, information regarding outstanding options is summarized as follows:


                                    RANGE OF EXERCISE PRICES
                                -------------------------------
                                $ .50-6.69           7.63-12.54
                                ----------           ----------
Number outstanding                 849,000              223,000
Weighted average
  remaining life (yrs.)                7.5                  4.1
Weighted average
  exercise price                $     2.30                10.49
Number exercisable                 502,000              201,000
Weighted average
  exercise price                 $    2.79                10.57

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan and no compensation expense has been recognized for its stock options in the accompanying financial statements. Had compensation cost for awards under the Company's stock option plan been determined based upon the fair value of the option at the grant date as prescribed under Statement of Financial Accounting Standards No. 123, the Company's net earnings (loss) in 2002, 2001 and 2000 would have been reduced (increased) by approximately $169,000, $(172,000), and $(266,000), respectively, and earnings (loss) per share would have been reduced (increased) by $.02, $(.02), and $(.03) per share in 2002, 2001 and 2000, respectively. The weighted average fair value of options granted during 2002, 2001 and 2000 is estimated at $2.04, $.51, and $.75, respectively. The disclosure of compensation cost under this pronouncement may not

NOTES TO FINANCIAL STATEMENTS



be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

                               2002        2001        2000
                               -----       ----        -----
Risk-free interest rate        5.9%        5.9%        5.9%
Forfeiture rate                2.0%        2.0%        2.0%
Dividend yield                  .0          .0          .0
Volatility                      89%         90%         82%
Expected life (years)          5.0         5.0         5.0

(6) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. There were no contributions in 2002, 2001 and 2000.

(7) ACCRUED EXPENSES

Accrued expenses consist of the following:

                                2002             2001
                             ----------       ---------
Accrued royalties            $  460,000         431,000
Product and business
   liability insurance           77,000          48,000
Deferred rent                    22,000          39,000
Accrued vacation                133,000         110,000
Warranty Expense                161,000         134,000
Retirement liability             73,000         142,000
Other                           243,000         205,000
                             ----------       ---------
                             $1,169,000       1,109,000
                             ==========       =========

At March 31, 2002, the Company had an obligation to pay its founder and former Chief Executive Officer $75,000 per year in retirement pay for the year ending March 31, 2003. The retirement liability represents the net present value of this obligation.

(8) COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June, 2007.

The Company's minimum annual rental commitments under these leases are as follows:

                  2003                 $382,000
                  2004                  106,000
                  2005                    5,000
                  2006                    5,000
                  2007                    2,000
                                       --------
                  TOTAL:               $500,000
                                       ========


Rent expense amounted to $470,000, $431,000, and $430,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company's financial position.

(9) GEOGRAPHIC INFORMATION

The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company's net sales is as follows:

                              2002             2001             2000
                          -----------       ----------       ----------
United States             $17,628,000       10,126,000       11,508,000
Germany                       289,000          751,000           40,000
All other countries           813,000        1,281,000        1,226,000
                          -----------       ----------       ----------
                          $18,730,000       12,158,000       12,774,000
                          ===========       ==========       ==========

All long-lived assets are located in the United States.

Sales of OXYMATIC(R) conservers and OXYLITE(R) systems accounted for 60%, 42%, and 56% of the Company's net sales for the years ended March 31, 2002, 2001 and 2000, respectively.

(10) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

The following is the Company's schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2002, 2001 and 2000:

                    BALANCE AT    CHARGED TO                   BALANCE
                     BEGINNING    COSTS AND                    AT END
                      OF YEAR      EXPENSES    DEDUCTIONS      OF YEAR
                     ---------    ----------   ----------      -------
ALLOWANCE FOR
DOUBTFUL ACCOUNTS:
     2000              88,000       59,000       52,000        95,000
     2001              95,000       70,000      132,000        33,000
     2002              33,000       64,000       21,000        76,000


(11) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 2002 and 2001:


                                                                         BASIC &
                                                                         DILUTED
                                                            NET         EARNINGS
                                          GROSS          EARNINGS        (LOSS)
                       REVENUE           PROFIT           (LOSS)       PER SHARE
                     -----------       ----------      -----------     ---------
2002
First Quarter        $ 4,847,000       $1,726,000       $   13,000       $0.00
Second Quarter         5,106,000        1,872,000           67,000        0.01
Third Quarter          4,669,000        1,852,000           81,000        0.01
Fourth Quarter         4,108,000        1,749,000          996,000       $0.10
                     -----------       ----------       ----------       -----
Year                 $18,730,000       $7,199,000       $1,157,000       $0.12
                     ===========       ==========       ==========       =====

NOTES TO FINANCIAL STATEMENTS


                                                                         BASIC &
                                                                         DILUTED
                                                            NET         EARNINGS
                                          GROSS          EARNINGS        (LOSS)
                       REVENUE           PROFIT           (LOSS)       PER SHARE
                     -----------       ----------      -----------     ---------
2001
First Quarter        $ 2,965,000       $  691,000      $  (720,000)     $(0.07)
Second Quarter         3,134,000          735,000         (685,000)      (0.07)
Third Quarter          2,757,000          549,000         (856,000)      (0.09)
Fourth Quarter         3,302,000          752,000         (750,000)      (0.07)
                     -----------       ----------       ----------       -----
Year                 $12,158,000       $2,727,000      $(3,011,000)     $(0.30)
                     ===========       ==========       ==========       =====


In the fourth quarter of 2002, the Company recorded an income tax benefit of $995,000 that resulted from recently enacted federal income tax regulations extending the carryback periods for operating losses incurred in 2002 and 2001.

(12) NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS_No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but, instead, tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provision of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 was effective April 1, 2002. The Company does not have any assets affected by SFAS No. 141 and is already compliant with SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to adopt SFAS No. 143 on April 1, 2003. The Company does not currently have any assets affected by SFAS No. 143.

In August, 2001, the FSB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on April 1, 2002, and it did not have an impact on the Company's financial statements.

SFAS NO. 145

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's financial condition or results of operations.

INDEPENDENT AUDITORS REPORT

THE BOARD OF DIRECTORS
AND SHAREHOLDERS
CHAD Therapeutics, Inc.


We have audited the accompanying balance sheets of CHAD Therapeutics, Inc. as of March 31, 2002 and 2001 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP

Los Angeles, California
May 8, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been significantly affected during the past several years by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, contributed to an erosion of the Company's market share from 1998 through the fiscal year ended March 31, 2001, as devices that were less expensive but which provide lower oxygen savings (or, in some cases, do not truly provide ambulatory oxygen) prospered in this environment. The Company's market share for conservers had also been affected by the introduction of competing devices that offered features not available on the OXYMATIC 301, which was the Company's primary product in this market until July of 2000.

In 1998 the Company introduced the TOTAL O2 Delivery System, which combines the benefits of an oxygen concentrator with a system enabling patients to refill their portable cylinders. Initial sales of the TOTAL O2 system by home oxygen dealers were slowed by several factors discussed below.

In order to address this situation, the Company implemented a four-part strategy:

- Introduction of the OXYMATIC 400 series in July 2000 with improved features, which place these oxygen conservers at the forefront of the industry;

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

While these measures have had a positive impact and management believes they should continue to enhance the Company's competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for oxygen conserving devices.

RESULTS OF OPERATIONS

Sales for the years ended March 31, 2002 and 2001, increased $6,572,000 (54.1%) and decreased $616,000 (4.8%), respectively, as compared to the prior years. The decrease in sales in 2001 related primarily to price reductions and lower domestic unit sales of OXYMATIC conservers and OXYLITE complete portable oxygen systems which were being affected by the marketing environment for home oxygen therapy discussed below. The increase in sales in 2002 is a result of sales of the new OXYMATIC 400 series conservers. Domestic unit sales of conservers for the year ended March 31, 2002, increased 155% as compared to a dollar increase of 126% due to price reductions and the effects of national chain contract pricing (see below).

Sales to foreign distributors represented 6%, 17% and 10% of total sales for the years ended March 31, 2002, 2001 and 2000, respectively. Currently, management expects an increase in sales to foreign distributors during the upcoming twelve months, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars.

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

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home oxygen dealers. As major national and regional home medical equipment chains attempt to secure managed care contracts and improve their market position, they have expanded their distribution networks through the acquisition of independent dealers in strategic areas. Three major national chains accounted for approximately 35%, 18% and 20% of the Company's domestic sales for the years ended March 31, 2002, 2001 and 2000, respectively, with one chain accounting for 20% of sales for the year ended March 31, 2002. Margins on these sales are generally lower due to quantity pricing and consolidation has, in certain instances, resulted in reduced purchases as the former independent provider complies with the chain's purchasing policies. To ensure continued awareness of the benefits of the Company's products by chain headquarters' personnel, a proactive marketing and communication program is in effect with all of the major national chains. As stated above, the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Company believes that its revenues during the three years ending March 31, 2001, were adversely affected by several factors. These include price competition, continuing industry consolidation and competitive products with features not found in the Company's products prior to the introduction of the OM-400 series conservers discussed below. The effects of managed care and concerns over the severity of reimbursement cuts have, in many cases, resulted in the provision of systems to patients that do not provide truly ambulatory oxygen. Management believes these factors may continue to affect the Company's revenues from sales of oxygen conserving devices for the foreseeable future. To combat the erosion in sales of the oxygen conserver product line, the Company is developing and introducing several new products in this area. The first of these, the OXYMATIC 401 conserver, received 501(k) clearance from the Food and Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver was cleared in December 2000 and shipments began in January 2001. The third, the OXYMATIC 401A and 411A conservers, received clearance in March 2001 with shipments beginning that month. The most recent was the introduction of the Sequoia OXYMATIC 300 series conservers, which the Company began shipping in December 2001. Management believes the features and improvements in these products have enabled the Company to regain some of the market share lost in the conserver market over the prior three years. No estimate can currently be made regarding the level of success the Company may achieve with the OXYMATIC 400 series conservers. For information, which may affect the forward-looking statements made in this paragraph about the OXYMATIC 400 series conservers, see Outlook: Issues and Risks -- New Products.

Management also believes that, based on its experience in the home oxygen industry, future revenues may be positively affected by sales of the TOTAL O2 Delivery System. The TOTAL O2 system provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device for ambulation and a safe and efficient mechanism for filling portable oxygen cylinders. This should provide home care dealers with means to deal with the reimbursement cuts discussed above by reducing their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997, to sell this product from the Food and Drug Administration. Initial sales of the TOTAL O2 system were adversely affected by several factors, including the overall home oxygen market climate as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps to resolve the manufacturing and supplier issues, however, further progress in this regard will be required before the TOTAL O2 system can realize its full market potential. In October 2001 a customer that was purchasing significant numbers of TOTAL O2 systems was acquired by a national chain that has discontinued those purchases. No estimates can currently be made regarding the level of success the Company may achieve with the TOTAL O2 system. For information that may affect the outcome of forward-looking statements made in this paragraph about the TOTAL O2 systems, see Outlook: Issues and Risks -- New Products.

Cost of sales as a percent of net sales decreased from 77.6% to 61.9% and increased from 70.4% to 77.6% for the two years ended March 31, 2002 and 2001, respectively, as compared to the prior year's periods. The year ended March 31, 2002, was primarily affected by increased sales volume while the corresponding prior year was affected by decreased sales volume and the corresponding impact of fixed overhead costs on units produced, price competition and the lower gross profit margin on the TOTAL O2 system.

Selling, general and administrative expenditures increased from $5,165,000 (42% of sales) to $6,263,000 (33% of sales) and decreased from $5,451,000 (43% of sales) to $5,165,000 (42% of sales) for the years ended March 31, 2002 and 2001, respectively. The increase in 2002 is primarily the result of variable selling expenses that fluctuate directly with sales volume. The Company's cost reduction efforts over the past two years, including reductions in personnel, should align staffing and operating expenses more closely with current sales expectations, but will be offset to some extent by commissions paid to the Company's field sales force of manufacturer's representatives. Research and development expenses increased by $161,000 and $98,000 for the years ended March 31, 2002 and 2001, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $1,000,000 in the fiscal year ended March 31, 2003, on projects to enhance and expand the Company's product line. Interest income decreased $37,000 for the year ended March 31, 2002, as compared to the prior year due to generally lower cash balances than in the prior year and lower interest rates in the current year.

At March 31, 2002, the Company had fully utilized its net operating loss carrybacks and had approximately $1,003,000 and $3,178,000 in Federal and California net operating loss carryforwards, respectively. As a result of valuation allowances placed on the net operating loss carryforwards and deferred tax assets, these net operating loss carryforwards and deferred tax assets will be available to offset future income tax expense when and if the Company generates taxable income. In the fourth quarter of 2002, the Company recorded an income tax benefit of $995,000 that resulted from recently enacted federal income tax regulations extending the carryback periods for operating losses incurred in 2002 and 2001.

FINANCIAL CONDITION

At March 31, 2002, the Company had cash totaling $520,000 or 5% of total assets, as compared to $1,059,000 (10% of total assets) at March 31, 2001. Networking capital increased from $5,847,000 at March 31, 2001 to $6,501,000 at March 31, 2002. Accounts receivable decreased $19,000 during the year ended March 31, 2002, due to the decrease in foreign sales. Future increases or decreases in accounts

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $1,869,000. This increase relates primarily to purchase of raw materials to keep up with increasing sales demand. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished. Currently, inventory balances are generally near safety stock levels.

Management believes cash balances and funds derived from operations should be adequate to meet the Company's cash requirements for the next twelve months given the recent recovery of market share for oxygen conservers. Cash derived from operations will depend on the ability of the Company to maintain profitable operations and the timing of increases in receivables and inventories. If profitable operations do not continue, the Company may need to seek other sources of working capital but currently has no such arrangements in place and no assurances can be given that if and when needed other sources of working capital would be available. The Company expects capital expenditures during the next twelve months to be approximately $300,000.

The Company has not adopted any programs that provide for post employment retirement benefits, however, it has on occasion provided such benefits to individual employees. The Company does not have any off balance sheet arrangements with any special purpose entities or any other parties, does not enter into any transactions in derivatives and has no material transactions with any related parties.

SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates under different assumptions and conditions. Management believes that the following discussion addresses the accounting policies and estimates that are most important in the portrayal of the Company's financial condition and results.

Allowance for doubtful accounts -- the Company provides a reserve against receivables for estimated losses that may result from our customers' inability to pay. The amount of the reserve is based on an analysis of known uncollectible accounts, aged receivables, historical losses and credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. The likelihood of material losses is dependent on general economic conditions and numerous factors that affect individual accounts.

Inventories -- the Company writes down inventories for excess and slow moving items. The amount of the write down is based on an analysis of inventory turnover for individual items in inventory. A write down is recorded for items that management believes cannot be sold above cost. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.

Intangible and long-lived assets -- the Company assesses whether or not there has been an impairment of intangible and long-lived assets in evaluating the carrying value of these assets. Assets are considered impaired if the carrying value is not recoverable over the useful life of the asset. Recoverability is based on management's estimate of future cash flows to be generated by that asset. Such estimated cash flows are impacted by competitive and other factors that are generally out of management's control. If an asset is considered impaired, the asset is written down by the amount by which the carrying value exceeds the fair value of the asset is written off. The likelihood of a material change in the Company's reported results is dependent on each asset's ability to continue to generate income, loss of legal ownership or title to an asset and the impact of significant negative industry or economic trends.

Deferred income taxes -- the Company provides a valuation allowance to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in the expected realization of these assets depends on the Company's ability to generate future taxable income.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEW PRODUCTS

The Company's future growth in the near term will depend in significant part upon its ability to successfully introduce new products. In recent years, the Company has introduced the OXYMATIC 400 series conservers, the TOTAL O2 Delivery System and the Company is currently developing additional new products. The success of these products will depend upon the health care community's perception of such products capabilities, clinical efficacy and benefit to patients and obtaining timely regulatory approval. In addition, prospective sales will be impacted by the degree of acceptance achieved among home oxygen dealers and patients requiring supplementary oxygen. As with any product, the Company's ability to successfully promote the OXYMATIC 400 series conservers, the TOTAL O2 Delivery System and other products cannot be assessed at this time.

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Three major national chains accounted for 35% of the Company's domestic sales during the year ended March 31, 2002. Future sales may be increasingly dependent on a limited number of customers, which may have an impact on margins due to quantity pricing.

COMPETITION

Chad's success in the early 1990's has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower priced products with features not previously found in the Company's products but which do not provide oxygen conserving capabilities comparable to the Company's products. Most of these competitors have greater capital resources than the Company. No assurance can be given that increased competition in the home oxygen market will not continue to have an adverse affect on the Company's operations.

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

PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

The Company pursues a policy of protecting its intellectual property rights through a combination of patents, trademarks, trade secret laws and confidentiality agreements. The Company considers the protection of its proprietary rights and the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition or claims that the Company's products infringe the patent rights of others could have an adverse impact upon the Company's business.

PRODUCT LIABILITY

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

AVAILABILITY AND RELIABILITY OF THIRD PARTY COMPONENT PRODUCTS

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



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

ACCOUNTING STANDARDS

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company's future financial position. In July 2001, the Financial Accounting Standards Board issued FASB Statement No. 142, Accounting for Goodwill and Other Intangible Assets. Statement 142 will require that intangible assets with estimable useful lives be amortized over their respective useful lives to their estimated residual values and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or, upon adoption of FASB Statement No. 144 (see below). The Company is required to adopt the provisions of Statement 142 effective April 1, 2002. The adoption of Statement 142 is not expected to have a material impact on the financial statements of the Company.

In October 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. The Company is required to adopt the provisions of Statement 144 effective April 1, 2002. The adoption of Statement 144 is not expected to have a material impact on the financial statements of the Company.

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

ERIKA LASKEY
Vice President, Sales and Marketing

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


              QUARTER ENDED                    HIGH         LOW
              -------------------              ----         ---
              June 30, 2000 .................  1.88        .81
              September 30, 2000 ............  1.69       1.00
              December 31, 2000 .............  1.06        .50
              March 31, 2001 ................  1.14        .50
              June 30, 2001 .................  2.83        .75
              September 30, 2001 ............  3.50       1.94
              December 31, 2001 .............  3.25       2.76
              March 31, 2002 ................  4.17       2.70


As of June 12, 2002, there were approximately 258 shareholders of record and approximately 3,800 beneficial owners of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311

[2001 ANNUAL REPORT BACK COVER PAGE]

                            Visit us on the web at:
                           www.chadtherapeutics, com

CHAD
THERAPEUTICS
21622 Plummer Street
Chatsworth, CA 91311
Phone: 818.882.0883
Toll Free: 800.423.8870
Fax: 818.889.1809