Form 10-K, Exhibit 13
period 2003-03-31
CHAD THERAPEUTICS INC
filed 2003-06-23
CIK 713492

EXHIBIT 13.1

TO OUR SHAREHOLDERS

Letter from the CEO

I am happy to report that CHAD Therapeutics continued to gain momentum during fiscal 2003. Sales of our core oxygen conserver products increased 22% over the prior year. We tackled the manufacturing and supplier issues that have affected the success of our TOTAL O2® Delivery System, and believe that these issues have been corrected and are now behind us. In addition, we entered into product development and licensing agreements that give CHAD access to technology to expand our home and hospital respiratory product lines and enter the sleep disorder market for the first time. We are pleased with our progress in implementing CHAD’s strategic growth plan.

Financial Results

Revenue for the fiscal year ended March 31, 2003 increased 3% to $19,541,000 from $19,006,000 for fiscal 2002, as the increase in sales of oxygen conservers more than offset the anticipated decline in sales of our TOTAL O2 system.

The net loss for fiscal 2003 was $433,000, or $0.04 per diluted share. This included a non-cash charge of $934,000 for the write-off of an intangible license fee asset associated with the TOTAL O2 system under FASB Statement No. 144, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” and $165,000 in unanticipated expenses incurred in connection with a proxy contest waged by a group of dissident shareholders who attempted unsuccessfully to elect nominees to CHAD’s Board.

For fiscal 2002, net earnings were $1,157,000, or $0.11 per diluted share, which included an income tax benefit of $995,000 that resulted from newly enacted Federal income tax regulations extending the period during which net operating losses may be carried back.

CHAD’s financial position is strong as we enter the new fiscal year, with cash of $1,596,000 and no long-term debt. The Company generated $1,577,000 in positive cash flow from operating activities in fiscal 2003, which allowed us to fund our operating growth and investments in new technologies to develop product opportunities for the future.

Growth Strategy

We are implementing a three-pronged growth strategy. First, we are continuing to build on the strong position and reputation we have established over the years in our core oxygen conserver market. CHAD continued to gain share in this market during fiscal 2003, as the strong performance of our OXYMATIC® 400 Series electronic conservers was augmented by our new CYPRESS OXYPneumatic® conserver, which was approved for marketing by the Food and Drug Administration (“FDA”) in July 2002. CHAD’s first-ever pneumatic conserver, CYPRESS is a state-of the-art product which features a conserving ratio in excess of 3:1 - the highest in the industry - and can be used with a single lumen cannula. We are pleased to report that sales of this product exceeded our expectations.

CHAD’s advanced conserver products are also being well-received by our international customers, particularly in Canada, where revenue was significantly ahead of the prior year. We also are beginning to see encouraging results from the upgrades to our distributor network we implemented during the year. We believe that the combination of advanced products and improved distribution will provide the foundation to further broaden our international presence in fiscal 2004.

The second element of our growth plan is our continuing effort to promote the benefits of our TOTAL O2 system. As we reported in last year’s annual report, the decline in sales of our TOTAL O2 system was largely the result of the acquisition, in October of 2001, of a customer that was purchasing significant numbers of this product by a national chain that discontinued those purchases. While we were required by FAS 144 to write off the intangible license fee asset related to the TOTAL O2 system due to modest current sales levels, we continue to support it and believe that it should ultimately be successful in the home respiratory marketplace.

TO OUR SHAREHOLDERS

The TOTAL O2 system provides a safe, reliable and efficient means for patients to fill their portable oxygen cylinders at home and thereby gain independence and complete control over their oxygen supplies. At the same time, the system can help home healthcare providers reduce service and delivery costs and cylinder inventories, yielding savings which may quickly offset the higher initial capital cost of the TOTAL O2 system. We believe that these compelling patient benefits and cost savings ultimately should lead to increased market penetration for this technology.

The third element of our growth strategy is to expand the Company’s product lines and improve existing products through investment in and development of new technologies. We made great progress in these areas in fiscal 2003. We added two experienced pulmonary product engineers to our in-house engineering team, which raised our total staff in this crucial area to nine people and considerably strengthened our internal engineering capability. We also entered into product development and licensing agreements with AirMatrix Technologies, Inc. and ACOBA, LLC of St. Louis, Missouri. These agreements give us access to proprietary sensor technologies and control software, which we plan to use to improve and expand our conserver product lines and to develop innovative new products to enhance our position in the far larger oxygen concentrator market. These agreements should also enable us to develop potential applications for the high-growth sleep disorder market for the first time. The sleep disorder technology is aimed at products with the potential to add value in both the diagnostic as well as the therapeutic segments of this rapidly growing market.

Our new relationships with AirMatrix and ACOBA underscore CHAD’s reputation for technology leadership in the respiratory industry and our commitment to developing products that improve the quality of life for patients while at the same time reducing the cost of treatment. We are excited about the opportunity to develop technology with the potential to significantly expand and diversify CHAD’s product lines and addressable markets. This product development program, a joint project between CHAD’s internal product development team and ACOBA, is expected to take 12 to 24 months before the initial products are ready for market introduction. We expect to fund the development program from cash flow from operations.

A Look Ahead

Our goals for fiscal 2004 are to continue to improve CHAD’s position in the oxygen conserver market, gradually increase our penetration of the oxygen concentrator market, and continue to expand our growth opportunities through new product development. And of course, with the unrelenting pressure on health care costs and reimbursement, we will continue our efforts to reduce expenses as we provide the most effective products for our customers. We currently expect fiscal 2004 to be another year of revenue and earnings growth for CHAD Therapeutics.

We thank all of our shareholders for their patience and the overwhelming show of confidence given management and the Board of Directors during the proxy contest at the annual meeting last September. We will continue to work diligently on your behalf to uncover and capitalize on opportunities to enhance shareholder value.

Thomas E. Jones

Chief Executive Officer

SELECTED FINANCIAL DATA

Selected Financial Data

	Years Ended March 31,

	2003	2002	2001	2000	1999

Net Sales	$19,541,000	19,006,000	12,400,000	13,019,000	14,242,000
Interest Income, Net	20,000	50,000	87,000	43,000	41,000
Net Earnings (loss)	(433,000)	1,157,000	(3,011,000)	(2,511,000)	(1,464,000)
Basic Earnings (loss) Per Share	(.04)	.12	(.30)	(.25)	(.15)
Diluted Earnings (loss) Per Share	(.04)	.11	(.30)	(.25)	(.15)
Net Working Capital	8,224,000	7,497,000	5,847,000	8,389,000	10,164,000
Total Assets	12,105,000	12,323,000	10,788,000	13,583,000	15,899,000
Shareholders’ Equity	10,100,000	10,373,000	9,211,000	12,207,000	14,693,000

No cash dividends have been declared or paid during the periods presented.

BALANCE SHEETS

	March 31,

	2003	2002

Assets
Current assets:
Cash	$1,596,000	520,000
Accounts receivable, less allowance for doubtful accounts of $112,000 and $76,000 in 2003 and 2002, respectively	2,517,000	2,333,000
Income taxes refundable	4,000	995,000
Inventories (Note 2)	5,511,000	5,284,000
Prepaid expenses	601,000	315,000

Total current assets	10,229,000	9,447,000

Property and equipment, at cost:
Office equipment and furniture	1,990,000	1,876,000
Machinery and equipment	972,000	905,000
Tooling	1,432,000	1,377,000
Leasehold improvements	1,821,000	1,814,000

	6,215,000	5,972,000
Less accumulated depreciation and amortization	4,979,000	4,320,000

Net property and equipment	1,236,000	1,652,000

Other assets, net (Note 4)	640,000	1,224,000

	$12,105,000	12,323,000

	2003	2002

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$741,000	777,000
Accrued expenses (Note 7)	1,263,000	1,169,000
Income taxes payable (Note 3)	1,000	4,000

Total current liabilities	2,005,000	1,950,000

Commitments (Note 8)
Shareholders’ equity (Note 5):
Common shares, no par value Authorized 40,000,000 shares; 10,076,000 and 10,059,000 shares issued and outstanding	13,257,000	13,097,000
Accumulated deficit	(3,157,000)	(2,724,000)

Net shareholders’ equity	10,100,000	10,373,000

	$12,105,000	12,323,000

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

	Years Ended March 31,

	2003	2002	2001

Net sales	$19,541,000	19,006,000	12,400,000
Cost of sales	11,190,000	11,839,000	9,701,000

Gross profit	8,351,000	7,167,000	2,699,000
Costs and expenses:
Selling, general and administrative	7,810,000	6,231,000	5,137,000
Research and development	989,000	819,000	658,000

Total costs and expenses	8,799,000	7,050,000	5,795,000

Operating income (loss)	(448,000)	117,000	(3,096,000)
Interest income, net	20,000	50,000	87,000

Earnings (loss) before income taxes	(428,000)	167,000	(3,009,000)
Income tax (benefit) expense (Note 3)	5,000	(990,000)	2,000

Net earnings (loss)	$(433,000)	1,157,000	(3,011,000)

Basic earnings (loss) per share	$(.04)	.12	(.30)

Diluted earnings (loss) per share	$(.04)	.11	(.30)

Weighted shares outstanding:
Basic	10,071,000	10,053,000	10,044,000
Diluted	10,071,000	10,386,000	10,044,000

See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended March 31, 2003, 2002, and 2001

	Common Shares (Note 5)
			Accumulated
	Shares	Amount	Deficit

Balance at March 31, 2000	10,035,000	$13,077,000	$(870,000)
Common shares issued in lieu of cash for directors fees	17,000	15,000	—
Net loss	—	—	(3,011,000)

Balance at March 31, 2001	10,052,000	13,092,000	(3,881,000)
Exercise of stock options	7,000	5,000	—
Net earnings	—	—	1,157,000

Balance at March 31, 2002	10,059,000	13,097,000	(2,724,000)
Exercise of stock options	17,000	20,000	—
Stock options granted as part of technology acquisition	—	140,000	—
Net loss	—	—	(433,000)

Balance at March 31, 2003	10,076,000	$13,257,000	$(3,157,000)

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

	Years Ended March 31,

	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$(433,000)	1,157,000	(3,011,000)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	768,000	902,000	909,000
Loss on write down of intangible asset	934,000	—	—
Compensation expense related to option grants and stock issued	—	—	15,000
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(184,000)	19,000	(349,000)
Decrease (increase) in inventories	(227,000)	(1,869,000)	1,882,000
Decrease (increase) in income taxes refundable	991,000	(995,000)	175,000
Decrease (increase) in prepaid expenses	(286,000)	283,000	(80,000)
Decrease (increase) in other assets	(41,000)	(17,000)	(50,000)
Increase (decrease) in accounts payable	(36,000)	312,000	151,000
Increase (decrease) in accrued expenses	94,000	60,000	47,000
Increase (decrease) in income taxes payable	(3,000)	1,000	3,000

Net cash provided by (used in) operating activities	1,577,000	(147,000)	(308,000)

Cash flows from investing activities:
Additions to other assets	(278,000)	—	(150,000)
Capital expenditures	(243,000)	(398,000)	(266,000)
Proceeds from sale of property and equipment	—	1,000	11,000

Net cash used in investing activities	(521,000)	(397,000)	(405,000)

Cash flows from financing activities:
Exercise of stock options	20,000	5,000	—

Net cash provided by financing activities	20,000	5,000	—

Net increase (decrease) in cash	1,076,000	(539,000)	(713,000)
Cash beginning of year	520,000	1,059,000	1,772,000

Cash end of year	$1,596,000	520,000	1,059,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$15,000	4,000	—

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

Fair Value of Financial Instruments

The carrying amounts of financial instruments approximate fair value as of March 31, 2003 and 2002. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.

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

Significant estimates include the allowance for doubtful accounts, inventory valuation, deferred income tax asset valuation allowances, and the estimated future operating cash flows from the Company’s long-lived assets, including its intangible assets. Considerable management judgement is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management’s control. Accordingly, actual results could vary significantly from management’s estimates.

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

Revenue Recognition

Revenue from product sales is recognized upon shipment of merchandise. Products are shipped FOB shipping point and title to the products transfers to the purchaser upon shipment. Shipping charges billed to customers are included in net sales. Allowances for customer returns have not been established as historical experience has been minor.

Comprehensive Income (Loss)

The Company did not have components of other comprehensive income during the periods ended March 31, 2003, 2002 and 2001. As a result, comprehensive income (loss) is the same as net earnings (loss) for the periods ended March 31, 2003, 2002 and 2001.

Royalty Expense

The Company charges royalties incurred on product licenses to selling, general and administrative expenses.

Earnings (Loss) Per Common Share

Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2003, 2002 and 2001, respectively:

	2003	2002	2001

Basic earnings per share
Numerator - net earnings (loss)	$(433,000)	1,157,000	(3,011,000)
Denominator - weighted common shares outstanding	10,071,000	10,053,000	10,044,000

Basic earnings (loss) per share	$(.04)	.12	(.30)

Diluted earnings (loss) per share
Numerator - net earnings (loss)	$(433,000)	1,157,000	(3,011,000)
Denominator -
Weighted common shares outstanding	10,071,000	10,053,000	10,044,000
Common stock equivalents	—	333,000	—

	10,071,000	10,386,000	10,044,000

Diluted earnings (loss) per share	$(.04)	.11	(.30)

Options to purchase 1,089,000, 439,000, and 1,010,000 shares of common stock at prices ranging from $.50 to $12.54, $3.75 to

NOTES TO FINANCIAL STATEMENTS

$12,54, and from $.50 to $12.54 per share were not included in the computation of diluted earnings per share in 2003, 2002, and 2001, respectively, because their inclusion would be anti-dilutive.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Major Customer

No one customer exceeded 10% of net sales during 2001. One national chain customer accounted for 26% and 20% of net sales during 2003 and 2002, respectively. Another national chain customer accounted for 13% of net sales during 2003. The Company’s customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan and no compensation expense has been recognized for its stock options in the accompanying financial statements. The following table illustrates the effect on net earings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provison of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Year Ended March 31,
	2003	2002	2001

Net earnings (loss), as reported	$(433,000)	$1,157,000	$(3,011,000)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(147,000)	(169,000)	(172,000)
Pro forma net income (loss)	(580,000)	988,000	(3,183,000)
Earnings (loss) per share:
Basic - as reported	(.04)	.12	(.30)
Basic - pro forma	(.05)	.10	(.32)
Diluted - as reported	(.04)	.11	(.30)
Diluted - pro forma	(.05)	.09	(.32)

The weighted average fair value of options granted during 2003, 2002 and 2001 is estimated at $1.74, $2.04, and $.51, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	5.9%	5.9%	5.9%
Forfeiture rate	2.0%	2.0%	2.0%
Dividend yield	.0	.0	.0
Volatility	86%	89%	90%
Expected life (years)	5.0	5.0	5.0

Segment Information

The Company operates in one segment, the respiratory care market.

Reclassifications

Certain reclassifications have been made to the prior year’s balances to conform to the 2003 presentation.

(2)  Inventories

At March 31, 2003 and 2002, inventories consisted of the following:

	2003	2002

Finished goods	$1,245,000	935,000
Work in process	1,382,000	987,000
Raw materials and supplies	2,884,000	3,362,000

	$5,511,000	5,284,000

During the year ended March 31, 2001, the Company recorded inventory write-downs totaling $112,000.

(3)  Income Taxes

The provision (benefit) for income taxes for fiscal 2003, 2002, and 2001 consisted of the following:

	2003	2002	2001

Current:
Federal	$3,000	(995,000)	—
State	2,000	5,000	2,000

	5,000	(990,000)	2,000
Deferred:
Federal	—	(6,000)	—
State	—	6,000	—

	—	—	—

Total	$5,000	(990,000)	2,000

A reconciliation of the difference between the Company’s provision (benefit) for income taxes and the statutory income tax for the years ended March 31, 2003, 2002 and 2001, respectively, is as follows:

NOTES TO FINANCIAL STATEMENTS

	2003	2002	2001

Statutory tax expense (benefit)	$(145,000)	57,000	(1,023,000)
State income tax, net	(22,000)	6,000	(84,000)
Valuation allowance	157,000	(1,030,000)	1,109,000
Warranty and other	15,000	(23,000)	—

	$5,000	(990,000)	2,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2003 and 2002 are presented as follows:

	2003	2002

Bad debt reserves	$47,000	32,000
Accrued expenses	269,000	284,000
Inventories	71,000	106,000
Depreciation	369,000	256,000
Amortization	10,000	21,000
Intangible assets	393,000	—
Net Operating Loss	343,000	599,000
Tax Credits	53,000	97,000

Total deferred tax assets	1,555,000	1,395,000
Deferred tax liabilities:
State Taxes	(168,000)	(165,000)

Subtotal	1,387,000	1,230,000
Valuation Allowance	(1,387,000)	(1,230,000)

Net deferred tax assets	$—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2003, the Company’s net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future. The Company has Federal and California net operating loss carry forwards of $346,000 and $2,785,000, respectively. The State of California has suspended the utilization of net operating loss carryforwards during tax years starting in 2002 and 2003. As a result, the Company will be unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004. The Federal and California net operating losses expire in 2021 and 2006, respectively. In addition, the Company has manufacturing tax credit carryforwards of $46,000 available to offset future California taxable income.

(4) Other Assets

Other assets include amounts paid for licenses on new and existing products. License fees are being amortized using the straight-line method over the life of the related patents. Accumulated amortization on the license fees amounted to $15,000 and $422,000 at March 31, 2003 and 2002, respectively. Annual amortization on intangible assets currently in service will be $2,000 for each of the next five years. There is a total of $590,000 in intangible assets that relates to items for which the development has not yet been completed and the related amortizaton periods have not been determined. During 2003, the company wrote off a license fee asset that had a net book value of $934,000 in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. Net intangible assets were $562,000 and $1,196,000 at March 31, 2003 and 2002, respectively.

(5) Shareholders’ Equity

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

			Weighted
			Average
	Option	Option	Price
	Shares	Amount	Per Share

Incentive Options:
Outstanding — March 31, 2000	823,000	$3,592,000	4.36
Cancelled	(228,000)	(1,121,000)	4.92
Granted	244,000	227,000	0.93

Outstanding — March 31, 2001	839,000	2,698,000	3.22
Cancelled	(25,000)	(80,000)	3.20
Granted	75,000	253,000	3.37
Exercised	(7,000)	(5,000)	.71

Outstanding — March 31, 2002	882,000	2,866,000	3.25
Cancelled	(120,000)	(1,118,000)	9.32
Granted	77,000	200,000	2.49
Exercised	(17,000)	(20,000)	1.18
Expired	(33,000)	(61,000)	1.85

Outstanding — March 31, 2003	789,000	$1,867,000	2.37

Exercisable — March 31, 2003	558,000	$1,370,000	2.46

Non-qualified Options:
Outstanding — March 31, 2000	156,000	$1,429,000	9.16
Cancelled	(16,000)	(64,000)	4.00
Granted	31,000	43,000	1.39

Outstanding — March 31, 2001	171,000	1,408,000	8.23
Granted	19,000	19,000	1.00

Outstanding — March 31, 2002	190,000	1,427,000	7.50
Cancelled	(10,000)	(89,000)	8.90
Granted	120,000	272,000	2.27

Outstanding — March 31, 2003	300,000	$1,610,000	5.37

Exercisable — March 31, 2003	171,000	$1,333,000	7.80

NOTES TO FINANCIAL STATEMENTS

At March 31, 2003, information regarding outstanding options is summarized as follows:

	Range of Exercise Prices
	$.50-6.69	7.63-12.54

Number outstanding	981,000	108,000
Weighted average remaining life (yrs.)	7.6	2.2
Weighted average exercise price	$2.31	11.22
Number exercisable	621,000	108,000
Weighted average exercise price	$2.40	11.22

Incentive and non-qualified options were granted at prices not less than 100% of market value at dates of grant. Options under the Plan become exercisable on the anniversary of the grant date on a prorata basis over a defined period and expire 10 years after the date of grant. To the extent the Company derives a tax benefit from options exercised by employees, such benefit is credited to Common Shares when realized on the Company’s income tax returns.

(6) Employee Benefit Plan

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. There were no contributions in 2003, 2002 and 2001.

(7) Accrued Expenses

Accrued expenses consist of the following:

	2003	2002

Accrued royalties	$488,000	460,000
Product and business liability insurance	94,000	77,000
Deferred rent	4,000	22,000
Accrued vacation	147,000	133,000
Warranty expense	140,000	161,000
Retirement liability	—	73,000
Payroll and incentive compensation	167,000	54,000
Other	223,000	189,000

	$1,263,000	1,169,000

The Company provides for estimated product warranty expenses based on the best available information, primarily historical claims experience, but actual claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

Balance at April 1, 2002	$161,000
Current year provisions	12,000
Expenditures	(33,000)

Balance at March 31, 2003	$140,000

(8) Commitments

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June, 2008.

The Company’s minimum annual rental commitments under these leases are as follows:

2004	$397,000
2005	403,000
2006	419,000
2007	433,000
2008	487,000
Thereafter	113,000

TOTAL:	$2,252,000

Rent expense amounted to $469,000, $470,000, and $431,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

The Company has minimum annual royalty requirements pursuant to the terms of license agreements related to certain products in the amount of $515,000. Annual royalty expense on all products amounted to $1,102,000, $1,136,000 and $838,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company’s financial statements as a whole.

(9) Geographic Information

The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company’s net sales is as follows:

	2003	2002	2001

United States	$18,639,000	17,904,000	10,368,000
Canada	$307,000	265,000	192,000
Japan	207,000	240,000	639,000
Germany	46,000	289,000	751,000
All other countries	342,000	308,000	450,000

	$19,541,000	19,006,000	12,400,000

All long-lived assets are located in the United States.

Sales of OXYMATIC® and CYPRESS® conservers accounted for 74%, 60%, and 42% of the Company’s net sales for the years ended March 31, 2003, 2002 and 2001, respectively.

(10) Valuation and Qualifying Accounts and Reserves

The following is the Company’s schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2003, 2002 and 2001:

	Balance at	Charged to		Balance
	Beginning	Costs and		at End
	of Year	Expenses	Deductions	of Year

Allowance for doubtful accounts:
2001	95,000	70,000	132,000	33,000
2002	33,000	64,000	21,000	76,000
2003	76,000	97,000	61,000	112,000

NOTES TO FINANCIAL STATEMENTS

(11) Quarterly Financial Data (Unaudited)

The following table presents summarized unaudited quarterly financial data for 2003 and 2002:

				Basic &
				Diluted
			Net	Earnings
		Gross	Earnings	(Loss)
	Revenue	Profit	(Loss)	Per Share

2003
First Quarter	$5,022,000	$2,140,000	$178,000	$0.02
Second Quarter	4,840,000	2,043,000	2,000	0.00
Third Quarter	4,980,000	2,132,000	228,000	0.02
Fourth Quarter	4,699,000	2,036,000	(841,000)	$(0.08)

Year	$19,541,000	$8,351,000	$(433,000)	$(0.04)

2002
First Quarter	$4,914,000	$1,718,000	$13,000	$0.00
Second Quarter	5,192,000	1,862,000	67,000	0.01
Third Quarter	4,724,000	1,846,000	81,000	0.01
Fourth Quarter	4,176,000	1,741,000	996,000	$0.10

Year	$19,006,000	$7,167,000	$1,157,000	$0.12

In the fourth quarter of 2002, the Company recorded an income tax benefit of $995,000 that resulted from recently enacted federal income tax regulations extending the carryback periods for operating losses incurred in 2002 and 2001. In the fourth quarter of 2003, the Company recorded a complete write down of an intangible license fee asset in the amount of $934,000.

(12) New Accounting Pronouncements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to adopt SFAS No. 143 on April 1, 2003. The Company does not currently have any assets affected by SFAS No. 143.

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on April 1, 2002, and it did not have an impact on the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Company’s financial condition or results of operations.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of the commitment to an exit or disposal plan. This statement is effective prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS 146, effective August 1, 2002, and the adoption of this standard did not have an impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation Number 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The Company adopted FIN 45 effective January 1, 2003 and the adoption of FIN 45 did not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclose - an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company’s financial statements.

INDEPENDENT AUDITORS REPORT

The Board of Directors and Shareholders

CHAD Therapeutics, Inc.

We have audited the accompanying balance sheets of CHAD Therapeutics, Inc. as of March 31, 2003 and 2002 and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
May 2, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been and continues to be significantly affected by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to a more competitive market for the Company’s products, as devices that were less expensive but which provided lower oxygen savings (or, in some cases, did not truly provide ambulatory oxygen) have achieved some level of success.

The current procedures for reimbursement by Medicare for home oxygen services provide a prospective flat fee monthly payment based solely on the patient’s prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, oxygen conserving devices, such as the Company’s products, have also grown in popularity due to their ability to extend the life of oxygen supplies and reduce service calls by dealers, thereby providing improved mobility for the patient and cost savings for dealers.

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home oxygen dealers. Major national and regional home medical equipment chains have continued to expand their distribution networks through the acquisition of independent dealers in strategic areas. Margins on sales to national chains are generally lower due to quantity pricing. Four major national chains accounted for approximately 52%, 39% and 19% of the Company’s net sales for the years ended March 31, 2003, 2002 and 2001, respectively. One chain accounted for 26% and 20% of sales in the years ended March 31, 2003 and 2002, respectively, and one other chain accounted for 13% of sales for the year ended March 31, 2003.

The Company believes that price competition, continuing industry consolidation and competitive products with features not found in the Company’s products prior to the introduction of the OXYMATIC 400 Series conservers discussed below adversely affected sales during the three years ending March 31, 2001. To combat the erosion in sales of the oxygen conserver product line, the Company developed and introduced several new products in this area. The first of these, the OXYMATIC 401 conserver, received 501(k) clearance from the Food and Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver was cleared in December 2000 and shipments began in January 2001. The third, the OXYMATIC 401A and 411A conservers, received clearance in March 2001 with shipments beginning that month. The SEQUOIA OXYMATIC conservers began shipping in December 2001 and the Company began shipment of the CYPRESS OXYPneumatic conserver in July 2002. Management believes the features and improvements in these products have enabled the Company to regain some of the market share lost in the conserver market prior to 2001 and reestablish the Company as a leader in the conserver market. No estimate can currently be made regarding the level of success the Company may achieve with these new lines of conservers. For information that may affect the forward- looking statements made in this paragraph about new conservers, see Outlook: Issues and Risks – New Products.

In 1998 the Company introduced the TOTAL O2 system, which provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device for ambulatory use, and a safe and efficient mechanism for filling portable oxygen cylinders in the home. This provides home care dealers with a means to reduce their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997, to sell this product from the Food and Drug Administration. Initial sales of the TOTAL O2 system were adversely affected by several factors, including the overall home oxygen market climate as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps to resolve the manufacturing and supplier issues and now believes the success of this product will be dependent on the healthcare community’s acceptance of this technology and willingness to substitute a higher capital acquisition cost for lower operating costs. While the Company will continue its efforts to promote this product, based on current sales levels, the Company has determined it is required to completely write off the unamortized license fees related to the TOTAL O2 system. For information that may affect the outcome of forward-looking statements made in this paragraph about the TOTAL O2 systems, see Outlook: Issues and Risks – New Products.

As discussed above, during the past two years, the Company has recovered substantial market share in the conserver market and is using that platform to spearhead its growth strategy for the future, which includes the following:

•	Development of additional oxygen conserver models, such as the CYPRESS OXYPneumatic conserver introduced in July, 2002, that diversify the product line in order to offer customers a range of oxygen conservation choices;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	A continued promotional and educational campaign with respect to the benefits of the TOTAL O2 system, coupled with an ongoing emphasis on improving the performance of component suppliers; and

•	An effort to expand the Company’s product lines and improve existing products through the investment in and development of new technologies, such as the proprietary sensor technology and control software licensed in January of 2003. These new technologies will provide the Company with an opportunity to expand its oxygen conserver products lines and potentially enter the high-growth sleep disorder market.

While the turnaround measures of the past two years have had a positive impact and management believes the current growth strategy should continue to enhance the Company’s competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for respiratory care devices.

Results of Operations

Fiscal year 2003 compared to 2002

Sales for the year ended March 31, 2003, increased by $535,000 (2.8%) compared to the prior year. The Company has experienced a significant increase in sales of its conservers, primarily as a result of the introduction of the OXYMATIC 400 Series conservers and the CYPRESS OXYPneumatic conserver. Domestic unit sales of conservers for the year ended March 31, 2003, increased 32% over the prior year, while the increase in revenues from conserver sales was 22%. This resulted from price reductions, the impact of national chain contract pricing (see above) and the generally lower pricing for pneumatic conservers in the marketplace. The continuing increase in conserver sales was offset by lower sales of the TOTAL O2 system, due in large part to the loss of a significant customer. In October of 2001, a customer that was purchasing significant numbers of TOTAL O2 systems was acquired by a national chain that has discontinued those purchases, which has been a significant factor in the decline in sales of this product in fiscal 2003 as compared to the prior year.

On July 31, 2002, a national chain accounting for less than 10% of sales in 2003 filed a Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the “Plan”). While the initial Plan proposes that the unsecured creditors be paid in full over a three year term with interest, no assurance can be given that the Plan as filed will be approved or that the payments will be made as proposed under the Plan. This chain is currently indebted to the Company for approximately $245,000. In addition, it is too early to determine what impact, if any, this reorganization proceeding will have on future sales by the Company to this chain.

Sales to foreign distributors represented 5% of total sales for the year ended March 31, 2003. Currently, management expects an increase in sales to foreign distributors during the upcoming twelve months, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars, except Canada.

Cost of sales as a percent of net sales decreased from 62.3% to 57.3% for the year ended March 31, 2003 as compared to the prior year. This was the result of increased sales volume and the change in the product mix, as the TOTAL O2 system has a lower gross profit margin than conservers.

Selling, general and administrative expenditures were $7,810,000 (40% of sales) in fiscal 2003, an increase from $6,231,000 (33% of sales) in fiscal 2002. The increase was the result of variable selling expenses that fluctuate directly with sales volume, $165,000 in proxy contest expenses incurred in the current year and a $934,000 write down of the unamortized license fees related to the TOTAL O2 system. The license is subject to the review discussed in Significant Accounting Policies – Intangible and Long-Lived Assets. At March 31, 2003, the carrying value of the license fee asset was determined to be impaired, and the asset was completely written off.

The Company’s cost reduction efforts over the past two years have helped align staffing and operating expenses more closely with current sales expectations, but were offset to some extent by commissions paid to the Company’s field sales force of manufacturer’s representatives. Research and development expenses increased by $170,000 for the year ended March 31, 2003, as compared to the prior year. Currently, management expects research and development expenditures to total approximately $1,430,000 in the fiscal year ending March 31, 2004, on projects to enhance and expand the Company’s product line. Interest income decreased $30,000 for the year ended March 31, 2003 as compared to the prior year due to the decline in interest rates in the current year.

At March 31, 2003, the Company had fully utilized its net operating loss carrybacks and had approximately $346,000 and $2,785,000 in Federal and California net operating loss carryforwards, respectively. As a result of valuation allowances placed on the net operating loss carryforwards and deferred tax assets, these net operating loss carryforwards and deferred tax assets will be available to offset future income tax expense when and if the Company generates additional taxable income. In September of 2002, the state of California enacted legislation that suspends the utilization of net operating loss carryforwards during tax years starting 2002 and 2003 effective retroactively back to January

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1, 2002. As a result, the Company will be unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004. The Company has manufacturing tax credit carryforwards of $46,000 available to offset future California taxable income.

Fiscal year 2002 compared to 2001

Sales for the year ended March 31, 2002, increased by $6,606,000 (53.3%) compared to the prior year. The Company experienced a significant increase in sales of its conservers, primarily as a result of the introduction of the OXYMATIC 400 series conservers. Domestic unit sales of conservers for the year ended March 31, 2002, increased 155% over the prior year; while the increase in revenues from conserver sales was 126% due to price reductions and the impact of national chain contract pricing.

Sales to foreign distributors represented 6% of total sales for the year ended March 31, 2002.

Cost of sales as a percent of net sales decreased from 77.6% to 62.3% for the year ended March 31, 2002 as compared to the prior year. This was the result of increased sales volume and the resulting improvement in overhead absorption.

Selling, general and administrative expenditures increased from $5,137,000 (42% of sales) to $6,231,000 (33% of sales) for the year ended March 31, 2002, as compared to the prior year. The increase was the result of variable selling expenses that fluctuate directly with sales volume. Research and development expenses increased by $161,000 for the year ended March 31, 2002, as compared to the prior year. Interest income decreased $37,000 for the year ended March 31, 2002 as compared to the prior year due to lower cash balances than in the prior year.

In the fourth quarter of 2002, the Company recorded an income tax benefit of $995,000 that resulted from newly enacted federal income tax regulations extending the carryback periods for operating losses incurred in 2002 and 2001.

Financial Condition

At March 31, 2003, the Company had cash totaling $1,596,000 or 13% of total assets, as compared to $520,000 (4% of total assets) at March 31, 2002. Net working capital increased from $7,497,000 at March 31, 2002, to $8,224,000 at March 31, 2003. Cash provided by and used in operations amounted to $1,577,000 and $147,000 for the years ended March 31, 2003 and 2002, respectively. In the year ended March 31, 2003, the Company incurred a net loss of $433,000 that included a non-cash write off of an intangible asset. The Company currently has $590,000 in remaining unamortized intangible assets, which amounts it currently believes are fully recoverable. In the year ended March 31, 2002, the Company had net earnings of $1,157,000 and recovered $995,000 related to income tax refunds. The income tax refund is not expected to recur in future periods. Accounts receivable increased $184,000 during the year ended March 31, 2003, due to the increase in sales. For information regarding the reorganization proceedings of one of our customers please see the discussion in Results of Operations. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $227,000. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished. Currently, inventory balances are generally near safety stock levels.

Management believes cash balances and funds derived from operations should be adequate to meet the Company’s cash requirements for the next twelve months given the recent recovery of market share for oxygen conservers. Cash derived from operations will depend on the ability of the Company to maintain profitable operations and the timing of increases in receivables and inventories. If profitable operations do not continue, the Company may need to seek other sources of working capital but currently has no such arrangements in place and no assurances can be given that if and when needed other sources of working capital would be available. The Company expects capital expenditures during the next twelve months to be approximately $600,000.

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

Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates under different assumptions and conditions. Management believes that the following discussion addresses the accounting policies and estimates that are

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

most important in the portrayal of the Company’s financial condition and results.

Allowance for doubtful accounts – the Company provides a reserve against receivables for estimated losses that may result from our customers’ inability to pay. The amount of the reserve is based on an analysis of known uncollectible accounts, aged receivables, historical losses and credit-worthiness. Amounts later determined and specifically identified to be uncollectable are charged or written off against this reserve. The likelihood of material losses is dependent on general economic conditions and numerous factors that affect individual accounts.

Inventories – the Company provides a reserve against inventories for excess and slow moving items. The amount of the reserve is based on an analysis of inventory turnover for individual items in inventory. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.

Intangible and long-lived assets – the Company assesses whether or not there has been an impairment of intangible and long-lived assets in evaluating the carrying value of these assets. Assets are considered impaired if the carrying value is not recoverable over the useful life of the asset. If an asset is considered impaired, the amount by which the carrying value exceeds the fair value of the asset is written off. The likelihood of a material change in the Company’s reported results is dependent on each asset’s ability to continue to generate income, loss of legal ownership or title to an asset and the impact of significant negative industry or economic trends.

Deferred income taxes – the Company provides a valuation allowance to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in the expected realization of these assets depends on the Company’s ability to generate future taxable income.

Outlook: Issues & Risks

This report contains forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, which may cause actual operating results to differ materially from currently, anticipated results. Among the factors that could cause actual results to differ materially are the following:

Dependence Upon a Single Product Line

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company’s future performance is thus dependent upon developments affecting this segment of the health care market and the Company’s ability to remain competitive within this market sector.

New Products

The Company’s future growth in the near term will depend in significant part upon its ability to successfully introduce new products. In recent years, the Company has introduced the OXYMATIC 400 Series, the SEQUOIA OXYMATIC and CYPRESS OXYPneumatic conservers, and the TOTAL O2 Delivery System; the Company is currently developing additional new products. The success of these products will depend upon the health care community’s perception of such products’ capabilities, clinical efficacy and benefit to patients as well as obtaining timely regulatory approval. In addition, prospective sales will be impacted by the degree of acceptance achieved among home oxygen dealers and patients requiring supplementary oxygen. As with any product, the Company’s ability to successfully promote the OXYMATIC 400 Series, SEQUOIA OXYMATIC and CYPRESS OXYPneumatic series conservers, the TOTAL O2 Delivery System and other new products cannot be determined at this time.

Consolidation of Home Care Industry

The home health care industry is undergoing significant consolidation. As a result, the market for the Company’s products is increasingly influenced by major national chains. Four major national chains accounted for 52% of the Company’s net sales during the year ended March 31, 2003. For information regarding the reorganization proceedings of one of our customers please see the discussion in “Results of Operations”. Future sales may be increasingly dependent on a limited number of customers, which may have an impact on margins due to quantity pricing.

Competition

Chad’s success in the early 1990’s has drawn new competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower priced products that do not provide oxygen conserving capabilities comparable to the Company’s products. Most of these competitors have greater capital resources than the Company. No assurance can be given that increased competition in the home oxygen market will not have an adverse affect on the Company’s operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rapid Technological Change

The health care industry is characterized by rapid technological change. The Company’s products may become obsolete as a result of new developments. The Company’s ability to remain competitive will depend to a large extent upon its ability to anticipate and stay abreast of new technological developments related to oxygen therapy. The Company has limited internal research and development capabilities. Historically, the Company has contracted with outside parties to develop new products. Some of the Company’s competitors have substantially greater funds and facilities to pursue research and development of new products and technologies for oxygen therapy.

Potential Changes in Administration of Health Care

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain of such bills have been introduced in Congress, including various proposals for competitive bidding, and various state legislatures. Because of the uncertain state of health care proposals, it is not meaningful at this time to predict the effect on the Company if any of these proposals is enacted.

Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. Congress has passed legislation, which has reduced Medicare spending. It cannot yet be predicted how future changes in reimbursement levels will affect the home oxygen industry and there can be no assurance that such changes will not have an adverse effect on the Company’s business.

Protection of Intellectual Property Rights

The Company pursues a policy of protecting its intellectual property rights through a combination of patents, trademarks, trade secret laws and confidentiality agreements. The Company considers the protection of its proprietary rights and the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition or claims that the Company’s products infringe the patent rights of others could have an adverse impact upon the Company’s business.

Product Liability

The nature of the Company’s business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains product liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the costs of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company’s results of operations and financial position.

Availability and Reliability of Third Party Component Products

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are conducted by other firms; the Company expects to continue using outside firms for certain manufacturing processes for the foreseeable future and is thus dependent on the reliability and quality of parts supplied by these firms. From time to time, the Company has experienced problems with the reliability of components produced by third party suppliers. The Company’s agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given, however, that the Company will not suffer a material disruption in the supply of parts required for its products.

Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company’s future financial position.

In October 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. The Company adopted the provisions of Statement 144 effective April 1, 2002. During 2003, the Company wrote-off the remaining unamortized balance of an intangible license fee asset in the amount of $934,000 in accordance with Statement No. 144.

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of the commitment to an exit or disposal plan. This statement is effective prospectively to exit or disposal activities initiated after December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We adopted SFAS 146 effective August 1, 2002, and the adoption of this standard did not have an impact on our financial statements.

In November 2002, the FASB issued Interpretation Number 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. We adopted FIN 45 effective January 1, 2003 and the adoption of FIN 45 did not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company’s financial statements.

Additional Risk Factors

Additional factors, which might affect the Company’s performance, may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

CORPORATE DATA

Officers

THOMAS E. JONES
Chairman and Chief Executive Officer

EARL L. YAGER
President, Chief Financial Officer,
and Secretary

OSCAR J. SANCHEZ
Vice President, Business Development

ALFONSO DEL TORO
Vice President, Manufacturing

KEVIN McCULLOH
Vice President, Engineering

ERIKA LASKEY
Vice President, Sales and Marketing

Directors

THOMAS E. JONES
Chief Executive Officer
CHAD Therapeutics, Inc.

EARL L. YAGER
President
CHAD Therapeutics, Inc.

DAVID L. CUTTER
Retired Chairman Of The Board
Cutter Laboratories, Inc.

NORMAN COOPER
Retired Chairman
Kallir, Philips, Ross, Inc.

JOHN C. BOYD
Retired

PHILIP T. WOLFSTEIN
Managing Director
P.M. Global Foods, LLC

JAMES M. BROPHY
Senior Vice President
Truman Medical Centers

Corporate Data

CORPORATE HEADQUARTERS
21622 Plummer Street
Chatsworth, CA 91311
(818) 882-0883

LEGAL COUNSEL
Square, Sanders & Dempsey LLP

AUDITORS
KPMG LLP
Los Angeles, California

TRANSFER AGENT AND REGISTRAR
American Stock Transfer Company
40 Wall Street
New York, NY 10005

Common Stock Price Range

Beginning August 3, 1993, the Company’s common shares were traded on the American Stock Exchange Emerging Company Marketplace and on June 6, 1994, the Company’s shares moved to the primary list of the American Stock Exchange with the symbol CTU. The following table sets forth, for the periods indicated, the high and low closing prices as furnished by the American Stock Exchange.

Quarter Ended	High	Low

June 30, 2001	2.83	.75
September 30, 2001	3.50	1.94
December 31, 2001	3.25	2.76
March 31, 2002	4.17	2.70
June 30, 2002	3.61	2.26
September 30, 2002	3.24	2.10
December 31, 2002	3.10	1.85
March 31, 2003	2.30	1.25

As of June 12, 2003, there were approximately 474 shareholders of record and approximately 3,000 beneficial owners of the Company’s common stock. No cash dividends have been paid on the common stock.

SEC Form 10-K

A copy of the Company’s annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311