Form 10-K, Exhibit 13
period 2004-03-31
CHAD THERAPEUTICS INC
filed 2004-06-25
CIK 713492

                                                                    EXHIBIT 13.1

LETTER FROM THE CEO [PHOTO]

                                                             TO OUR SHAREHOLDERS

TO OUR SHAREHOLDERS

Fiscal 2004 was another successful year for CHAD Therapeutics. Revenue and net income reached 7 year highs on the strength of a 14% gain in sales of our core oxygen conserver products. International sales increased 16% over the prior year, also primarily the result of higher conserver sales. As a result, CHAD's share of the conserver market increased again in fiscal 2004, confirming that our strategy to offer the widest array of choices in conserver products continued to move us in the right direction. The performance capabilities, reliability, cost-effectiveness and selection afforded by our OXYMATIC(R) 400 Series electronic conservers and CYPRESS OXYPneumatic(R) conservers give us a strong platform for growth.

Our product portfolio will continue to expand. Even as we invested in our traditional product lines during fiscal 2004, we also launched the first in a planned family of oxygen therapeutic devices and moved forward with our development programs related to our licensed technologies. As we reported to you last year, we are pursuing these technologies to help us expand our home oxygen product offerings and potentially to allow us to enter the high-growth sleep disorder market. We currently expect to begin clinical trials of our new sleep disorder products early in the current fiscal year. It is especially noteworthy that we achieved sharply higher profitability for fiscal 2004 even after a 31% increase in R&D spending to support our new product pipeline, with funding provided entirely from internal sources.

We also expanded our distributor network, added key senior staff in sales and marketing, and announced important promotions. Our people are dedicated, experienced, and committed to CHAD's continued success. With progress on the top line, the bottom line and the pipeline, we are optimistic about the future of CHAD Therapeutics.

FINANCIAL RESULTS

For the fiscal year ended March 31, 2004, revenue increased 10% to $21,541,000 from $19,541,000 for fiscal 2003. Net income for fiscal 2004 increased to $1,001,000, or $0.10 per diluted share. This compares to a net loss for fiscal 2003 of $433,000, or $0.04 per diluted share, which included a non-cash charge of $934,000 for the write-off of an intangible license fee asset associated with the TOTAL O(2) (R) Delivery System. The operating results for 2004 and 2003 also included $125,000 and $165,000, respectively, in unanticipated expenses incurred in connection with proxy contests waged by a group of dissident shareholders who attempted unsuccessfully to elect nominees to CHAD's Board.

CHAD's financial position is strong. At March 31, 2004, cash increased to $2,708,000 compared to $1,596,000 at the end of fiscal 2003. CHAD has no long-term debt. The Company generated $1,719,000 in positive cash flow from operating activities in fiscal 2004, which allowed us to fund our growth and investments in new products and technologies for the future.

NEW OXYGEN THERAPEUTIC DEVICE

We recently received FDA clearance to market our new SAGE(TM) Oxygen Therapeutic Device. SAGE combines the industry's first truly dynamic delivery technology with the proven oxygen sensor technology in our OXYMATIC 400 series conserver to create a therapeutic device that maximizes patient ambulatory capability by addressing the common problem of oxygen desaturation, which causes a patient to feel weak and out of breath when activity increases.

The first in a planned family of oxygen therapeutic devices that use our proprietary technologies to sense a patient's movements and automatically adjust the rate of oxygen delivery to reduce the risk of desaturation, the SAGE device extends the long history of product innovation at CHAD. This exciting new device underscores our position as a technological leader in the development of home respiratory products and demonstrates our dedication to providing home care suppliers and their patients with the widest range of home oxygen products to suit individual needs, preferences and disease conditions.

THE CHANGING HOME CARE LANDSCAPE

We expect the Medicare Improvement and Modernization Act signed into law in December 2003 to exert continued pressure on home care providers to reduce the overall cost of providing home oxygen services. In the short run, this is likely to affect CHAD's profit margins on domestic conserver sales, although it also has created opportunities for us to increase our market share and offset the price pressure with cost reductions in our products. Longer term, we believe the impact of the new Medicare legislation may accelerate the move to more cost-effective technologies such as CHAD's proprietary technology contained in our TOTAL O(2) Delivery System.

TO OUR SHAREHOLDERS

Interest in our TOTAL O(2) home oxygen system has increased since the enactment of the legislation, and a number of product evaluations are under way with potential customers. We also are seeing an increase in international interest in this product. The TOTAL O(2) system provides a safe, reliable and efficient means for patients to fill their portable oxygen cylinders at home and thereby gain independence and complete control over their oxygen supplies. At the same time, the system can help home healthcare providers reduce service and delivery costs and cylinder inventories, yielding savings which quickly offset the system's higher initial capital cost. The recent changes in Medicare reimbursement make cost control an increasingly urgent priority for home care providers. While it is still too soon to predict that our TOTAL O(2) system will become a significant contributor to CHAD's growth, we remain convinced that the opportunity is real and that our marketing initiatives put us on the right track to build awareness and demand.

EARL YAGER NAMED CEO

In April 2004 we announced that Earl L. Yager, previously President, Chief Financial Officer and Secretary, was named President and Chief Executive Officer. Earl succeeds Thomas E. Jones, who had been CEO since 1998 and who will remain Chairman of the Board, focusing on the development of additional marketing, partnering, and new product opportunities for CHAD.

Earl has been President of CHAD Therapeutics since January 1, 2003, Chief Operating Officer from September 2000 through December 2002, Chief Financial Officer since 1983 and a director and Secretary since 1988. He is a certified public accountant. Earl has amply demonstrated his leadership and effectiveness in managing our business. He has made critical contributions to our strategy to enhance CHAD's leadership in the conserver segment of the oxygen therapy market as well as our plans to enter new growth markets in oxygen therapy and related fields. His efforts to increase manufacturing efficiency, improve margins and reduce costs also have met with significant success. All of us at CHAD congratulate Earl on this well-earned promotion.

We also announced the promotion of Tracy Kern to Chief Financial Officer, succeeding Earl at that position. Tracy had been Cost Accounting Manager since she joined CHAD in January 2003. From 1997 to 2002, she served in various positions with KPMG LLP, most recently as Audit Manager. We welcome Tracy to our senior management team.

In another important addition to our team, Len Serafino was named Regional Vice President of Sales, where he will be responsible for managing CHAD's sales program in most of the Eastern United States, and for developing and managing the Company's sales strategy for the sleep disorder products currently under development. Len brings to CHAD more than 20 years of senior sales, marketing and operating experience, most recently as Vice President of Purchasing at American HomePatient, a national home care provider chain. With this strong background, Len is uniquely qualified to help us expand the market for CHAD's TOTAL O(2) system, and develop a successful strategy for selling the new products we expect to introduce to the sleep disorder market later this year.

Finally, and with regret, we announce that the Company will be losing the services of Norman Cooper, a valued member of our Board of Directors since 1986. Norm, who is retiring at this year's annual meeting, made many important contributions to CHAD's growth and development over the years. His wise advice and counsel will be missed. All of us at CHAD thank Norm for his support over the years and wish him the best.

A LOOK AHEAD

CHAD's success reflects our diligent pursuit of a sound strategic plan to provide advanced oxygen and related products that improve patient care and help control costs. We made important progress during fiscal 2004. We expanded our conserver product line and launched the first of a new family of therapeutic oxygen products, moved forward in our R&D program to develop new products for the sleep disorder market, and continued to promote the cost and patient benefits of our TOTAL O(2) home oxygen system to potential customers.

Each of these efforts will continue in fiscal 2005. We expect another year of revenue and earnings growth.

We thank our customers for their support, our employees for their diligence, and our shareholders for their vote of confidence in CHAD's future. We look forward to reporting our progress to you.

/s/ Earl L. Yager                                  /s/ Thomas E. Jones
Earl L. Yager                                      Thomas E. Jones
Chief Executive Officer                            Chairman

                                                         SELECTED FINANCIAL DATA

                                                                        YEARS ENDED MARCH 31,
                                        -------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA                    2004               2003               2002             2001                2000
                                        -----------        ----------         ----------         ---------         ----------
Net Sales                               $21,541,000        19,541,000         19,006,000        12,400,000         13,019,000
Interest Income, Net                         22,000            20,000             50,000            87,000             43,000
Net Earnings (loss)                       1,001,000          (433,000)         1,157,000        (3,011,000)        (2,511,000)
Basic Earnings (loss) Per Share                 .10              (.04)               .12              (.30)              (.25)
Diluted Earnings (loss) Per Share               .10              (.04)               .11              (.30)              (.25)
Net Working Capital                       9,175,000         8,224,000          7,497,000         5,847,000          8,389,000
Total Assets                             13,043,000        12,105,000         12,323,000        10,788,000         13,583,000
Shareholders' Equity                     11,153,000        10,100,000         10,373,000         9,211,000         12,207,000

      No cash dividends have been declared or paid during the periods presented.

BALANCE SHEETS

                                                                                        MARCH 31,
                                                                           --------------------------------
                                                                                2004                 2003
                                                                           ------------          ----------
ASSETS
Current assets:
   Cash                                                                    $  2,708,000           1,596,000
   Accounts receivable, less allowance for doubtful
      accounts of $68,000 and $112,000 in 2004 and 2003, respectively         2,911,000           2,517,000
   Income taxes refundable                                                           --               4,000
   Inventories (Note 2)                                                       4,989,000           5,511,000
   Prepaid expenses                                                             233,000             601,000
   Deferred income taxes                                                        224,000                  --
                                                                           ------------          ----------
      Total current assets                                                   11,065,000          10,229,000
                                                                           ------------          ----------
Property and equipment, at cost:
   Office equipment and furniture                                             1,809,000           1,990,000
   Machinery and equipment                                                      877,000             972,000
   Tooling                                                                    1,283,000           1,432,000
   Leasehold improvements                                                     1,820,000           1,821,000
                                                                           ------------          ----------
                                                                              5,789,000           6,215,000
      Less accumulated depreciation and amortization                          4,571,000           4,979,000
                                                                           ------------          ----------
      Net property and equipment                                               1,218,00           1,236,000
                                                                           ------------          ----------
Intangible assets, net (Note 4)                                                 729,000             562,000
Other assets                                                                     31,000              78,000
                                                                           ------------          ----------
                                                                           $ 13,043,000          12,105,000
                                                                           ============          ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                        $    502,000             741,000
   Accrued expenses (Note 7)                                                  1,185,000           1,263,000
   Income taxes payable (Note 3)                                                203,000               1,000
                                                                           ------------          ----------
      Total current liabilities                                               1,890,000           2,005,000
                                                                           ------------          ----------
Commitments (Note 8)
Shareholders' equity (Note 5):
   Common shares, no par value
      Authorized 40,000,000 shares;
         10,096,000 and 10,076,000 shares issued and outstanding             13,309,000          13,257,000
   Accumulated deficit                                                       (2,156,000)         (3,157,000)
                                                                           ------------          ----------
      Net shareholders' equity                                               11,153,000          10,100,000
                                                                           ------------          ----------
                                                                           $ 13,043,000          12,105,000
                                                                           ============          ==========

See accompanying notes to financial statements.

                                                        STATEMENTS OF OPERATIONS

                                                                YEARS ENDED MARCH 31,
                                                  ------------------------------------------------
                                                      2004              2003               2002
                                                  -----------        ----------         ----------
Net sales                                         $21,541,000        19,541,000         19,006,000
Cost of sales                                      12,070,000        11,190,000         11,839,000
                                                  -----------        ----------         ----------
        Gross profit                                9,471,000         8,351,000          7,167,000
Costs and expenses:
    Selling, general and administrative             7,212,000         7,810,000          6,231,000
    Research and development                        1,292,000           989,000           819,0000
                                                  -----------        ----------         ----------
        Total costs and expenses                    8,504,000         8,799,000          7,050,000
                                                  -----------        ----------         ----------
        Operating income (loss)                       967,000          (448,000)           117,000
Interest income, net                                   22,000            20,000             50,000
Other income                                           12,000                --                 --
                                                  -----------        ----------         ----------
        Earnings (loss) before income taxes         1,001,000          (428,000)           167,000
Income tax expense (benefit) (Note 3)                      --             5,000           (990,000)
                                                  -----------        ----------         ----------
        Net earnings (loss)                       $ 1,001,000          (433,000)         1,157,000
                                                  ===========        ==========         ==========

        Basic earnings (loss) per share           $       .10              (.04)               .12
                                                  ===========        ==========         ==========

        Diluted earnings (loss) per share         $       .10              (.04)               .11
                                                  ===========        ==========         ==========

        Weighted shares outstanding:
           Basic                                   10,084,000        10,071,000         10,053,000
           Diluted                                 10,362,000        10,071,000         10,386,000
                                                  ===========        ==========         ==========

See accompanying notes to financial statements.

STATEMENTS OF
SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2004,
2003, AND 2002

                                           COMMON SHARES (NOTE 5)
                                        ----------------------------        ACCUMULATED
                                          SHARES          AMOUNT              DEFICIT
                                        ----------       -----------        ----------
Balance at March 31, 2001               10,052,000       $13,092,000        (3,881,000)

Exercise of stock options                    7,000             5,000                --

Net earnings                                    --                --         1,157,000
                                        ----------       -----------        ----------

Balance at March 31, 2002               10,059,000        13,097,000        (2,724,000)

Exercise of stock options                   17,000            20,000                --

Stock options granted as part of
  technology acquisition                        --           140,000                --

Net loss                                        --                --          (433,000)
                                        ----------       -----------        ----------

Balance at March 31, 2003               10,076,000        13,257,000        (3,157,000)

Exercise of stock options                   20,000            26,000                --

Stock options granted as part of
  technology acquired                           --            23,000                --

Tax benefit from exercise of
  non-qualified stock options                   --             3,000                --

Net earnings                                    --                --         1,001,000
                                        ----------       -----------        ----------
Balance at March 31, 2004               10,096,000       $13,309,000        (2,156,000)
                                        ==========       ===========        ==========

                                 See accompanying notes to financial statements.

                                                                   STATEMENTS OF
                                                                   CASH FLOWS

                                                                                          YEARS ENDED MARCH 31,
                                                                            -------------------------------------------------
                                                                                2004               2003               2002
                                                                            -----------          ---------         ----------
Cash flows from operating activities:
   Net earnings (loss)                                                      $ 1,001,000           (433,000)         1,157,000
   Adjustments to reconcile net earnings (loss)
     to net cash provided by (used in) operating activities:
        Depreciation and amortization                                           450,000            768,000            902,000
        Loss on write down of intangible asset                                       --            934,000                 --
        Loss on asset disposition                                                57,000                 --                 --
        Changes in assets and liabilities:
            Decrease (increase) in accounts receivable                         (394,000)          (184,000)            19,000
            Decrease (increase) in inventories                                  522,000           (227,000)        (1,869,000)
            Decrease (increase) in income taxes refundable                        4,000            991,000           (995,000)
            Decrease (increase) in prepaid expenses                             368,000           (286,000)           283,000
            Decrease (increase) in other assets                                  47,000            (41,000)           (17,000)
            Decrease (increase) in deferred income taxes                       (224,000)                --                 --
            Increase (decrease) in accounts payable                            (239,000)           (36,000)           312,000
            Increase (decrease) in accrued expenses                             (78,000)            94,000             60,000
            Increase (decrease) in income taxes payable                         205,000             (3,000)             1,000
                                                                            -----------          ---------         ----------
            Net cash provided by (used in) operating activities               1,719,000          1,577,000           (147,000)
                                                                            -----------          ---------         ----------
Cash flows from investing activities:
   Additions to other assets                                                   (146,000)          (278,000)                --
   Capital expenditures                                                        (487,000)          (243,000)          (398,000)
   Proceeds from sale of property and equipment                                      --                 --              1,000
                                                                            -----------          ---------         ----------
            Net cash used in investing activities                              (633,000)          (521,000)          (397,000)
                                                                            -----------          ---------         ----------
Cash flows from financing activities:
   Exercise of stock options                                                     26,000             20,000              5,000
                                                                            -----------          ---------         ----------
            Net cash provided by financing activities                            26,000             20,000              5,000
                                                                            -----------          ---------         ----------

Net increase (decrease) in cash                                               1,112,000          1,076,000           (539,000)

Cash beginning of year                                                        1,596,000            520,000          1,059,000
                                                                            -----------          ---------         ----------
Cash end of year                                                            $ 2,708,000          1,596,000            520,000
                                                                            ===========          =========         ==========

Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest                                                              $        --              2,000              6,000
      Income taxes                                                               13,000             15,000              4,000
                                                                            ===========          =========         ==========

Supplemental schedule of non-cash investing and financing activities:
   Tax benefit from exercise of non-qualified stock options                 $     3,000                 --                 --
                                                                            ===========          =========         ==========

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate fair value as of March 31, 2004 and 2003. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.

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

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment of merchandise. Products are shipped FOB shipping point and title to the products transfers to the purchaser upon shipment. Shipping charges billed to customers are included in net sales. Allowances for customer returns have not been established as historical experience has been minor. Costs paid to shipping companies are recorded as a cost of sales.

COMPREHENSIVE INCOME (LOSS)

The Company did not have components of other comprehensive income during the periods ended March 31, 2004, 2003 and 2002. As a result, comprehensive income
(loss) is the same as net earnings (loss) for the periods ended March 31, 2004, 2003 and 2002.

ROYALTY EXPENSE

The Company charges royalties incurred on product licenses to selling, general and administrative expenses.

EARNINGS (LOSS) PER COMMON SHARE

Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2004, 2003 and 2002, respectively:

                                            2004              2003               2002
                                        -----------        ----------         ----------
Basic earnings per share
Numerator - net earnings (loss)         $ 1,001,000          (433,000)         1,157,000
Denominator- weighted common
   shares outstanding                    10,084,000        10,071,000         10,053,000
                                        -----------        ----------         ----------
Basic earnings (loss) per share         $       .10              (.04)               .12
                                        ===========        ==========         ==========
Diluted earnings (loss) per share
Numerator - net earnings (loss)         $ 1,001,000          (433,000)         1,157,000
Denominator -
  Weighted common shares
     outstanding                         10,084,000        10,071,000         10,053,000
  Common stock equivalents                  278,000                --            333,000
                                        -----------        ----------         ----------
                                         10,362,000        10,071,000         10,386,000
                                        -----------        ----------         ----------
Diluted earnings (loss) per share       $       .10              (.04)               .11
                                        ===========        ==========         ==========

NOTES TO FINANCIAL STATEMENTS

Options to purchase 379,000, 1,089,000 and 439,000 shares of common stock at prices ranging from $3.14 to $12.54, $0.50 to $12.54, and from $3.75 to $12.54 per share were not included in the computation of diluted earnings per share in 2004, 2003 and 2002, respectively, because their inclusion would be anti-dilutive.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. In assessing whether there is a need for a valuation allowance on deferred tax assets, we determine whether it is more likely than not that we will recognize tax benefits associated with deferred tax assets. In making this determination, we consider future taxable income and tax planning strategies that are both prudent and feasible. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

MAJOR CUSTOMER

One national chain customer accounted for 27%, 24% and 23% of net sales during 2004, 2003 and 2002, respectively. Another national chain customer accounted for 14% and 11% of net sales during 2004 and 2003, respectively. The Company's customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan and no compensation expense has been recognized for its stock options in the accompanying financial statements. The following table illustrates the effect on net earings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

                                                       YEAR ENDED MARCH 31,
                                             2004               2003                2002
                                       -------------          --------        -------------
Net earnings (loss), as reported       $   1,001,000          (433,000)       $   1,157,000

Deduct: Total stock-based
employee compensation expense
determined under fair value-
based method for all awards,
net of related tax effects                   (81,000)         (147,000)            (169,000)

Pro forma net earnings (loss)                920,000          (580,000)             988,000

Earnings (loss) per share:
        Basic - as reported                      .10              (.04)                 .12
        Basic - pro forma                        .09              (.05)                 .10

        Diluted - as reported                    .10              (.04)                 .11
        Diluted - pro forma                      .09              (.05)                 .09

The weighted average fair value of options granted during 2004, 2003 and 2002 is estimated at $2.69, $1.74 and $2.04, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

                                          2004            2003          2002
                                         -----            ----          ----
Risk-free interest rate                   3.9%            5.9%          5.9%
Forfeiture rate                           2.0%            2.0%          2.0%
Dividend yield                             .0              .0            .0
Volatility                                 82%             86%           89%
Expected life (years)                    10.0             5.0           5.0

SEGMENT INFORMATION

The Company operates in one segment, the respiratory care market.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year's balances to conform to the 2004 presentation.

(2) INVENTORIES

At March 31, 2004 and 2003, inventories consisted of the following:

                                   2004                     2003
                                -----------              ---------
Finished goods                  $ 1,223,000              1,245,000
Work in process                   1,062,000              1,382,000
Raw materials
 and supplies                     2,704,000              2,884,000
                                -----------              ---------
                                $ 4,989,000              5,511,000
                                ===========              =========

NOTES TO FINANCIAL STATEMENTS

(3) INCOME TAXES

Income tax expense (benefit) for fiscal 2004, 2003, and 2002 consisted of the following:

                 2004                 2003           2002
                ---------            -----         --------
Current:
 Federal        $ 204,000            3,000         (995,000)
 State             16,000            2,000            5,000
                ---------            -----         --------
                  220,000            5,000         (990,000)

Deferred:
 Federal         (204,000)              --           (6,000)
 State            (16,000)              --            6,000
                ---------            -----         --------
                 (220,000)              --               --
                ---------            -----         --------
 Total          $      --            5,000         (990,000)
                =========            =====         ========

A reconciliation of the difference between the Company's for income tax expense (benefit) and the statutory income tax for the years ended March 31, 2004, 2003 and 2002, respectively, is as follows:

                                2004              2003             2002
                            ----------          --------        ----------
Statutory tax
  expense (benefit)         $  341,000          (145,000)           57,000
State income tax, net               --           (22,000)            6,000
Valuation allowance           (383,000)          157,000        (1,030,000)
Warranty and other              42,000            15,000           (23,000)
                            ----------          --------        ----------
                            $       --             5,000          (990,000)
                            ==========          ========        ==========

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2004 and 2003 are presented as follows:

                                        2004               2003
                                    -----------         ----------
Bad debt reserves                   $    29,000             47,000
Accrued expenses                        286,000            269,000
Inventories                              70,000             71,000
Depreciation and Amortization           391,000            379,000
Intangible assets                       373,000            393,000
Net Operating Loss                      226,000            343,000
Other                                     5,000             53,000
                                    -----------         ----------
   Total deferred tax assets          1,380,000          1,555,000
Deferred tax liabilities:
   State Taxes                         (152,000)          (168,000)
                                    -----------         ----------
   Subtotal                           1,228,000          1,387,000
   Valuation Allowance               (1,004,000)        (1,387,000)
                                    -----------         ----------
Net deferred tax assets             $   224,000                 --
                                    ===========         ==========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2004, the Company's net deferred tax assets are partially offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future. The Company has California net operating loss carry forwards of $2,785,000, respectively. The State of California has suspended the utilization of net operating loss carryforwards during tax years starting in 2002 and 2003. As a result, the Company will be unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004. The Federal and California net operating losses expire in 2021 and 2006, respectively.

(4) INTANGIBLE ASSETS

Intangible assets include amounts paid for licenses on new and existing products. License fees are being amortized using the straight-line method over the life of the related patents. Accumulated amortization on the license fees amounted to $17,000 and $15,000 at March 31, 2004 and 2003, respectively. Annual amortization on intangible assets currently in service will be $39,000 for each of the next five years. During 2003, the company wrote off a license fee asset that had a net book value of $934,000 in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, Net intangible assets were $729,000 and $562,000 at March 31, 2004 and 2003, respectively.

(5) SHAREHOLDERS' EQUITY

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

                                                           WEIGHTED
                                                           AVERAGE
                                    OPTION                  PRICE
                                    SHARES                PER SHARE
                                    -------              ----------
Incentive Options:
Outstanding - March 31, 2001        839,000                    3.22
Cancelled                           (25,000)                   3.20
Granted                              75,000                    3.37
Exercised                            (7,000)                    .71
                                    -------              ----------
Outstanding - March 31, 2002        882,000                    3.25
Cancelled                          (120,000)                   9.32
Granted                              77,000                    2.49
Exercised                           (17,000)                   1.18
Expired                             (33,000)                   1.85
                                    -------              ----------
Outstanding - March 31, 2003        789,000                    2.37
Cancelled                           (16,000)                   3.44
Granted                              15,000                    2.80
Exercised                            (9,000)                    .78
                                    -------              ----------
Outstanding - March 31, 2004        779,000                    2.37
                                    -------              ----------
Exercisable - March 31, 2004        616,000              $1,458,000
                                    =======              ==========

NOTES TO FINANCIAL STATEMENTS

Non-qualified Options:
Outstanding - March 31, 2001          171,000              8.23
Granted                                19,000              1.00
                                      -------        ----------

Outstanding - March 31, 2002          190,000              7.50
Cancelled                             (10,000)             8.90
Granted                               120,000              2.27
                                      -------        ----------

Outstanding - March 31, 2003          300,000              5.37
Cancelled                             (42,000)             8.20
Granted                                75,000              2.04
Exercised                             (11,000)             1.58
                                      -------        ----------

Outstanding - March 31, 2004          322,000        $1,408,000
                                      =======        ==========

Exercisable - March 31, 2004          157,000        $1,061,000
                                      =======        ==========

At March 31, 2004, information regarding outstanding options is summarized as follows:

                             RANGE OF EXERCISE PRICES
                            $ .50-6.69       7.63-12.54
                            ----------       ----------
Number outstanding           1,020,000           81,000
Weighted average
  remaining life (yrs.)            6.4              2.1
Weighted average
  exercise price            $     2.28            11.22
Number exercisable             692,000           81,000
Weighted average
  exercise price            $     2.32            11.22

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

(6) EMPLOYEE BENEFIT PLAN

In December, 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. There were no contributions in 2004, 2003 and 2002.

(7) ACCRUED EXPENSES

Accrued expenses consist of the following:

                               2004              2003
                            ----------        ---------
Accrued royalties           $  374,000          488,000
Product and business
  liability insurance               --           94,000
Deferred rent                   24,000            4,000
Accrued vacation               181,000          147,000
Warranty expense               103,000          140,000
Payroll and incentive
  compensation                 172,000          121,000
Customer Deposits              120,000           46,000
Other                          211,000          223,000
                            ----------        ---------
                            $1,185,000        1,263,000
                            ==========        =========

(8) COMMITMENTS

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June, 2008.

The Company's minimum annual rental commitments under these leases are as follows:

      2005       $  406,000
      2006          422,000
      2007          436,000
      2008          451,000
      2009          113,000
Thereafter                0
                 ----------
TOTAL:           $1,828,000
                 ==========

Rent expense amounted to $552,000, $469,000, and $470,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

The Company has minimum annual royalty requirements pursuant to the terms of license agreements related to certain products in the amount of $515,000. Annual royalty expense on all products amounted to $776,000, $1,102,000, and $1,136,000 for the years ended March 31, 2004, 2003 and 2002, respectively. License agreements with minimum annual royalty requirements are in place through fiscal year 2012.

The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company's financial statements as a whole.

(9) GEOGRAPHIC INFORMATION

The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company's net sales is as follows:

                              2004              2003              2002
                          -----------        ----------        ----------
United States             $20,498,000        18,639,000        17,904,000
Canada                        303,000           307,000           265,000
Japan                         238,000           207,000           240,000
Germany                        44,000            46,000           289,000
All other countries           458,000           342,000           308,000
                          -----------        ----------        ----------
                          $21,541,000        19,541,000        19,006,000
                          ===========        ==========        ==========

All long-lived assets are located in the United States.

Sales of OXYMATIC(R) and CYPRESS conservers accounted for 77%, 74% and 60% of the Company's net sales for the years ended March 31, 2004, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS

(10) VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

The following is the Company's schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2004, 2003 and 2002:

                                    BALANCE AT   CHARGED TO                   BALANCE
                                    BEGINNING    COSTS AND                    AT END
                                     OF YEAR      EXPENSES    DEDUCTIONS      OF YEAR
                                    --------     ----------   ----------      -------
ALLOWANCE FOR
DOUBTFUL ACCOUNTS:
     2002                             33,000       64,000        21,000        76,000
     2003                             76,000       97,000        61,000       112,000
     2004                            112,000        7,000        51,000        68,000

WARRANTY RESERVE:
     2002                            134,000       32,000         5,000       161,000
     2003                            161,000       15,000        36,000       140,000
     2004                            140,000       22,000        59,000       103,000

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized unaudited quarterly financial data for 2004 and 2003:

                                                                          BASIC &
                                                                         DILUTED
                                                          NET            EARNINGS
                                        GROSS           EARNINGS          (LOSS)
                       REVENUE          PROFIT           (LOSS)          PER SHARE
                     -----------      ----------       ----------        ----------
2004
First Quarter       $ 5,669,000       $2,518,000       $  224,000               .02
Second Quarter        5,284,000        2,366,000          150,000               .02
Third Quarter         5,237,000        2,347,000          418,000               .04
Fourth Quarter        5,351,000        2,240,000          209,000               .02
                    -----------       ----------       ----------        ----------
Year                $21,541,000       $9,471,000       $1,001,000               .10
                    ===========       ==========       ==========        ==========

2003
First Quarter        $5,022,000       $2,140,000       $  178,000        $     0.02
Second Quarter        4,840,000        2,043,000            2,000              0.00
Third Quarter         4,980,000        2,132,000          228,000              0.02
Fourth Quarter        4,699,000        2,036,000         (841,000)       $    (0.08)
                    -----------       ----------       ----------        ----------
Year                $19,541,000       $8,351,000       $ (433,000)       $    (0.04)
                    ===========       ==========       ==========        ==========

In the fourth quarter of 2003, the Company recorded a complete write down of an intangible license fee asset in the amount of $934,000.

(12) NEW ACCOUNTING PRONOUNCEMENTS.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company adopted SFAS No. 143 on April 1, 2003. The Company does not currently have any assets affected by SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on April 1, 2003 and there was material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation did not have a material effect on the Company's financial statements. In December 2003, the FASB revised FIN 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN 46. The adoption of this revised interpretation did not have any impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this standard effective July 1, 2003, and it did not have a material effect on the Company's financial statements.

                                                REPORT OF INDEPENDENT REGISTERED
                                                          PUBLIC ACCOUNTING FIRM

                                      The

                                     Board

                                       of

                                   Directors

                                      and

                                  Shareholders

                            CHAD Therapeutics, Inc.

We have audited the accompanying balance sheets of CHAD Therapeutics, Inc. as of March 31, 2004 and 2003 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

[KPMG LLP]

Los Angeles, California
April 23, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

OVERVIEW

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been and continues to be significantly affected by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to a more competitive market for the Company's products, as devices that were less expensive but which provided lower oxygen savings (or, in some cases, did not truly provide ambulatory oxygen) have achieved some level of success.

The current procedures for reimbursement by Medicare for home oxygen services provide a prospective flat fee monthly payment based solely on the patient's prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, oxygen conserving devices, such as the Company's products, have also grown in popularity due to their ability to extend the life of oxygen supplies and reduce service calls by dealers, thereby providing improved mobility for the patient and cost savings for dealers.

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home oxygen dealers. Major national and regional home medical equipment chains have continued to expand their distribution networks through the acquisition of independent dealers in strategic areas. Margins on sales to national chains are generally lower due to quantity pricing and management anticipates continued downward pressure on its average selling price. Four major national chains accounted for approximately 49%, 47%, and 39% of the Company's net sales, for the years ended March 31, 2004, 2003 and 2002, respectively. One chain accounted for 27%, 24% and 23% of sales in the years ended March 31, 2004, 2003 and 2002, respectively and one other chain accounted for 14% and 11% of sales in the years ended March 31, 2004 and 2003, respectively.

The Company believes that price competition, continuing industry consolidation and competitive products with features not found in the Company's products prior to the introduction of the OM-400 and CYPRESS OXYPneumatic(R) series conservers discussed below adversely affected sales during the three years ending March 31, 2001. To combat the erosion in sales of the oxygen conserver product line, the Company developed and introduced several new products in this area. The first of these, the OXYMATIC(R) 401 conserver, received 501(k) clearance from the Food And Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver, was cleared in December 2000 and shipments began in January 2001. The third, the OXYMATIC 401A and 411A conservers, received clearance in March 2001 with shipments beginning that month. The SEQUOIA OXYMATIC 300 series conservers began shipping in December 2001, and the Company began shipment of CYPRESS OXYPneumatic conserver in July 2002. Management believes the features and improvements in these products have enabled the Company to regain some of the market share lost in the conserver market prior to 2001 and reestablish the Company as a leader in the conserver market.

In May of 2004 the Company received clearance from the FDA to market its new SAGE(TM) Oxygen Therapeutic Device. The SAGE device is the first in a planned family of oxygen therapeutic devices that use the Company's proprietary technologies to sense a patient's movements and automatically adjust the rate of oxygen delivery to reduce the risk of desaturation as activity increases. This device combines the industry's first truly dynamic delivery technology with the proven oxygen sensor technology in the OXYMATIC 400 series conservers. As a result, the new SAGE Oxygen Therapeutic Device addresses the common problem of oxygen desaturation, which causes a patient to feel weak and out of breath when activity increases, while it still maximizes patient ambulatory capability. This new device underscores the Company's dedication to providing home care suppliers and their patients with the widest range of home oxygen choices to suit individual needs, preferences and disease conditions. No estimate can currently be made regarding the level of success the Company may achieve with this line of products or when the additional therapeutic devices based on this advanced new platform that are now in development may be introduced to the market. For information that may affect the forward-looking statements made in this paragraph about products under development, see Outlook: Issues and Risks - New Products.

In 1998, the Company introduced the TOTAL O2(R) Delivery System, which provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

device for ambulatory use, and a safe and efficient mechanism for filling portable oxygen cylinders in the home. This provides home care dealers with a means to reduce their monthly cost of servicing patients while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997 from the Food and Drug Administration to sell this product. Initial sales of the TOTAL O(2) system were adversely affected by several factors, including the overall home oxygen market climate as well as start-up manufacturing and related supplier quality issues. The Company has taken a number of steps to resolve the manufacturing and supplier issues and now believes the success of this product will be dependent on the healthcare community's acceptance of this technology and willingness to substitute a higher capital acquisition cost for lower operating costs. While the Company will continue its efforts to promote this product, based on sales levels through March of 2003, the Company wrote off the unamortized license fees related to the TOTAL O(2) system in March 2003.

During the past three years, the Company has recovered substantial market share in the conserver market and is using that platform to spearhead its growth strategy for the future, which includes the following:

- Development of additional oxygen conserver models, such as the CYPRESS OXYPneumatic conserver introduced in July 2002, that diversify the product line in order to offer customers a range of oxygen conservation choices;

- A continued promotional and educational campaign with respect to the benefits of the TOTAL O(2) system, coupled with an ongoing emphasis on improving the performance of component suppliers; and

- An effort to expand the Company's product lines and improve existing products through the investment in and development of new technologies, such as proprietary sensor technology and control software licensed in January of 2003 and the introduction of the SAGE Oxygen Therapeutic Device in May 2005. These new technologies will provide the Company with an opportunity to expand its oxygen delivery product lines and potentially enter the highgrowth sleep disorder market.

While the turnaround measures of the past three years have had a positive impact and management believes the current growth strategy should continue to enhance the Company's competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for respiratory care devices. For information that may affect the outcome of forward-looking statements in this Overview regarding the Company's business strategy and its introduction of new products, see Outlook: Issues and Risks - New Products, Consolidation of Home Care Industry, Competition, Rapid Technological Change, and Potential Changes in the Administration of Health Care, beginning on page 16 of this Report.

RESULTS OF OPERATIONS

Sales for the years ended March 31, 2004 and 2003 increased by $2,000,000 (10.2%) and $535,000 (2.8%), respectively, as compared to prior years. The primary driver of the Company's increase in sales has been the significant growth in sales of its conservers, largely as a result of the introduction of the OXYMATIC 400 series conservers and CYPRESS OXYPneumatic conserver. Management believes that the performance features of these conservers have enabled the Company to recapture significant market share. Domestic unit sales of conservers for the year ended March 31, 2004, increased 25%, over the prior year, while the increase in domestic revenues from conserver sales was 14%. This resulted from price reductions, the impact of national chain contract pricing (see above), and the generally lower pricing for pneumatic conservers in the marketplace.

Sales to foreign distributors represented 5% of total sales for the years ended March 31, 2004 and 2003, and 6% of total sales for the year ended March 31, 2002. Management expects an increase in sales to foreign distributors during the upcoming twelve months, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales, with the exception of Canada, are denominated in US dollars. Sales in Canada represent less than 2% of total sales.

Cost of sales as a percent of net sales decreased from 57.3% to 56.1% and from 62.3% to 57.3% for the two years ended March 31, 2004 and 2003, respectively, as compared to the prior year periods. This was a result of increased sales volume and the change in the product mix, as the TOTAL O(2) system has a lower gross profit margin than conservers.

Selling, general and administrative expenditures decreased from 40.0% to 33.5% of net sales for year ended March 31, 2004 as compared to the prior year. The Company's cost reduction efforts over the past two years have helped align staffing and operating expenses more closely with current sales expectations, but were offset to some extent by commissions paid to the Company's field sales force of manufacturer's representatives. Selling, general and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

administrative expenditures increased from 32.8% to 40.0% of net sales for year ended March 31, 2003 as compared to the prior year. The increase was the result of variable selling expenses that fluctuate directly with sale volume, $165,000 in proxy contest expenses incurred in fiscal 2003 and a $934,000 write down of unamortized license fees related to the TOTAL O(2) system. Research and development expenses increased by $303,000 and $170,000 for the years ended March 31, 2004 and 2003, respectively, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $1,570,000 in the fiscal year ending March 31, 2005, on projects to enhance and expand the Company's product line.

On July 31, 2002, a national chain accounting for less than 10% of sales in 2003 filed a Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan"). The Plan provided for full repayment to the Company, and the Bankruptcy Court has approved the Plan. Payments to the unsecured creditors commenced on July 1, 2003. No assurance can be given that all of the payments will be made as proposed under the Plan. As of March 31, 2004, this chain was indebted to the Company for approximately $89,000.

At March 31, 2004, the Company had fully utilized its net operating loss carrybacks and federal net operating loss carry forwards and had approximately $2,785,000 in California net operating loss carryforwards. As a result of the valuation allowances placed on the net operating loss carryforwards and deferred tax assets, these net operating loss carryforwards and deferred tax assets will be available to offset future income tax expense when and if the Company generates additional taxable income. In December 2002, California enacted legislation that suspends the utilization of net operating loss carryforwards during tax years starting 2002 and 2003 effective retroactively back to January 1, 2002. As a result, the Company will be unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004.

FINANCIAL CONDITION

At March 31, 2004, the Company had cash totaling $2,708,000 or 20.8% of total assets, as compared to $1,596,000 (13.0% of total assets) at March 31, 2003. Net working capital increased from $8,224,000 at March 31, 2003 to $9,175,000 at March 31, 2004. Net accounts receivable increased $394,000 during the year ended March 31, 2004, due to the increase in sales. For information regarding the reorganization proceedings of one of our customers, please see the discussion in Results of Operations. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories decreased $522,000. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished. Currently, inventory balances are generally near safety stock levels. For the year ended March 31, 2003, cash flow from operations were augmented by $995,000 in income tax refunds.

The Company depends upon its cash flow from operations to meet its capital requirements. Management believes cash balances and funds derived from operations should be adequate to meet the Company's near and long term cash requirements given the recent recovery of market share of oxygen conservers. Cash derived from operations will depend on the ability of the Company to maintain profitable operations and the timing of increases in receivables and inventories. If profitable operations do not continue, the Company may need to seek other sources of working capital. The Company has no established lines of credit or other arrangements in place to obtain working capital and no assurance can be given that if and when needed other sources of working capital would be available. The Company expects capital expenditures during the next twelve months to be approximately $1,250,000.

The following table aggregates all of the Company's material contractual obligations as of March 31, 2004:

                                                        PAYMENTS DUE BY PERIOD
                                  -----------------------------------------------------------------
  Contractual                                   Less than 1         1-3           3-5       After 5
Cash Obligations                    Total           Year           Years         Years       Years
----------------                    -----           ----           -----         -----       -----
Operating lease obligations       1,828,000       406,000        1,309,000      113,000        --

Operating lease commitments consist primarily of a real property lease for our corporate office, as well as minor equipment leases. Payments for these lease commitments are provided for by cash flows generated from operations. Please see
Note 8 to the financial statements.

The Company does not have any debt and is not subject to any covenants or contractual restrictions limiting its operations. The Company has not adopted any programs that provide for post employment retirement benefits, however, it has on occasion provided such benefits to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

individual employees. The Company does not have any off balance sheet arrangements with any special purpose entities or any other parties, does not enter into any transactions in derivatives and has no material transactions with any related parties.

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

Allowance for doubtful accounts - the Company provides a reserve against receivables for estimated losses that may result from our customers' inability to pay. The amount of the reserve is based on an analysis of known uncollectible accounts, aged receivables, historical losses, and creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. The likelihood of material losses is dependent on general economic conditions and numerous factors that affect individual accounts.

Inventories - the Company provides a reserve against inventories for excess and slow moving items. The amount of the reserve is based on an analysis of the inventory turnover for individual items in inventory. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.

Intangible and long-lived assets - The Company assesses whether or not there has been an impairment of intangible and long-lived assets in evaluating the carrying value of these assets. Assets are considered impaired if the carrying value is not recoverable over the useful life of the asset. If an asset is considered impaired, the amount by which the carrying value exceeds the fair value of the asset is written off. The likelihood of a material change in the Company's reported results is dependent on each asset's ability to continue to generate income, loss of legal ownership or title to an asset and the impact of significant negative industry or economic trends.

Deferred income taxes - the Company provides a valuation allowance to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in the expected realization of these assets depends on the Company's ability to generate future taxable income.

OUTLOOK: ISSUES & RISKS

The report contains forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, which may cause actual operating results to differ materially form currently, anticipated results. Among the factors that could cause actual results to differ materially are the following:

DEPENDENCE UPON A SINGLE PRODUCT LINE

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company's future performance is thus dependent upon developments affecting this segment of the health care market and the Company's ability to remain competitive within this market sector.

NEW PRODUCTS

The Company's future growth in the near term will depend in significant part upon its ability to successfully introduce new products. In recent years, the Company has introduced the OXYMATIC 400 series, the SEQUOIA and CYPRESS OXYPneumatic conservers, and the TOTAL O(2) Delivery System and in May 2004 introduced the SAGE Oxygen Therapeutic Device; the Company is currently developing additional new products. The success of the Company's products will depend upon the health care community's perception of such products' capabilities, clinical efficacy and benefit to patients as well as obtaining timely regulatory approval for new products. In addition, prospective sales will be impacted by the degree of acceptance achieved among home oxygen dealers and patients requiring supplementary oxygen. As with any product, the Company's ability to successfully promote new products cannot be determined at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

CONSOLIDATION OF HOME CARE INDUSTRY

The home health care industry is undergoing significant consolidation. As a result, the market for the Company's products is increasingly influenced by major national chains. Four major national chains accounted for 49% of the Company's net sales during the year ended March 31, 2004. Future sales may be increasingly dependent upon a limited number of customers, which may reduce our average selling price due to quantity pricing.

For information regarding the reorganization proceedings of one our customers, please see the discussion in "Results of Operations".

COMPETITION

CHAD's success in the early 1990's has drawn competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower priced products that do not provide oxygen conserving capabilities comparable to the Company's products. Most of these competitors have greater capital resources than the Company. No assurance can be given that increased competition in the home oxygen market will not have an adverse affect on the Company's operations.

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

POTENTIAL CHANGES IN ADMINISTRATION OF HEALTH CARE

A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed and certain such bills have been introduced in Congress, including various proposals for competitive bidding, and various state legislatures. Because of the uncertain state of health care proposals, it is not meaningful at this time to predict the effect on the Company if any of these proposals is enacted.

Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. In November of 2003, Congress enacted the Medicare Improvement and Modernization Act, which will cause changes and reductions in home oxygen reimbursement over the next several years. These changes in reimbursement will cause increased downward pressure on the average selling price of the Company's products.

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

PRODUCT LIABILITY

The nature of the Company's business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains product liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the cots of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company's results of operations and financial position.

AVAILABILITY AND RELIABILITY OF THIRD PARTY COMPONENT PRODUCTS

The Company tests and packages its products in its own facility. Some of its other manufacturing processes are conducted by other firms; the Company expects to continue

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

using outside firms for certain manufacturing processes for the foreseeable future and is thus dependent on the reliability and quality of parts supplied by these firms. From time to time, the Company has experienced problems with the reliability of components produced by third party suppliers. The Company's agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given however that the company will not suffer a material disruption in the supply of parts required for its products.

ACCOUNTING STANDARDS

Accounting standards promulgated by the Financial Accounting Standards Board change periodically. Changes in such standards may have an impact on the Company's future financial position.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company adopted SFAS No. 143 on April 1, 2003. The Company does not currently have any assets affected by SFAS No. 143.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections which requires that the extinguishment of debt not be considered an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, unless the debt extinguishment meets the unusual in nature and infrequency of occurrence criteria in APB 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on April 1, 2003 and there was material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation generally applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation did not have a material effect on the Company's financial statements. In December 2003, the FASB revised FIN 46 to exempt certain entities from its requirements and to clarify certain issues arising during the implementation of FIN 46. The adoption of this revised interpretation did not have any impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted this standard effective July 1, 2003, and it did not have a material effect on the Company's financial statements.

ADDITIONAL RISK FACTORS

Additional factors, which might affect the Company's performance, may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                 CORPORATE DATA

OFFICERS                                      CORPORATE DATA

THOMAS E. JONES                               CORPORATE HEADQUARTERS
Chairman                                      21622 Plummer Street
EARL L. YAGER                                 Chatsworth, CA 91311
Chief Executive Officer, President,           (818) 882-0883
and Secretary                                 LEGAL COUNSEL
TRACY A. KERN                                 Square, Sanders & Dempsey LLP
Chief Financial Officer                       AUDITORS
OSCAR J. SANCHEZ                              KPMG LLP
Vice President, Business Development          Los Angeles, California
ALFONSO DEL TORO                              TRANSFER AGENT AND REGISTRAR
Vice President, Manufacturing                 American Stock Transfer Company
KEVIN MCCULLOH                                40 Wall Street
Vice President, Engineering                   New York, NY 10005
ERIKA LASKEY
Vice President, Sales and Marketing

DIRECTORS

THOMAS E. JONES
Chief Executive Officer
CHAD Therapeutics, Inc.
EARL L. YAGER
President
CHAD Therapeutics, Inc.
NORMAN COOPER
Retired Chairman
Kallir, Philips, Ross, Inc.
JOHN C. BOYD
Retired
PHILIP T. WOLFSTEIN
Managing Director
P.M. Global Foods, LLC
JAMES M. BROPHY
Senior Vice President
Truman Medical Centers
KATHLEEN M. FISHER
Chief Financial Officer
Sonic WALL, Inc.

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

QUARTER ENDED                                                     HIGH          LOW
-------------                                                     ----          ---
June 30, 2002...............................................      3.61          2.26
September 30, 2002..........................................      3.24          2.10
December 31, 2002...........................................      3.10          1.85
March 31, 2003..............................................      2.30          1.25
June 30, 2003...............................................      2.13          1.63
September 30, 2003..........................................      2.30          1.70
December 31, 2003...........................................      2.95          1.97
March 31, 2004..............................................      3.60          2.32

As of June 12, 2004, there were approximately 257 shareholders of record and approximately 2,500 beneficial owners of the Company's common stock. No cash dividends have been paid on the common stock.

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311

20