Form 10-K, Exhibit 13
period 2005-03-31
CHAD THERAPEUTICS INC
filed 2005-06-27
CIK 713492

Exhibit 13.1

Letter from the CEO

To Our Shareholders

     To our Shareholders

     Fiscal 2005 was another good year for CHAD Therapeutics. Revenue increased for the fourth consecutive year, and net income rose to an eight-year high. We met all of our primary product development objectives, including the release of our newest device, the LOTUSTM electronic oxygen conserver, and in May of 2005 we completed the initial round of independent clinical trials of our new therapeutic product for sleep apnea. Our progress in fiscal 2005 set the stage for continued success in the rapidly changing competitive environment in the home oxygen market, and positioned CHAD to take advantage of new growth opportunities in the sleep disorder market.

     One key to our strategic growth plan is continued expansion of our oxygen conserver product lines. The success of our conservers in domestic and international markets has restored CHAD’s traditional leadership in this important market segment, and we continued to build on that platform. The SAGE Oxygen Therapeutic Device, which we launched in fiscal 2004, is the first in a planned line of therapeutic oxygen devices, and it performed well for us in fiscal 2005. The recent introduction of the LOTUS Electronic Oxygen Conserver represents another product innovation at CHAD that we believe will contribute to our growth. These devices, along with CHAD’s OXYMATIC® 400 Series electronic conservers and CYPRESS OXYPneumatic® conservers, provide the industry’s widest range of cost-effective choices for homecare providers to satisfy individual patient requirements and preferences for ambulatory oxygen products.

     We also experienced substantial growth in sales of our TOTAL O2® home oxygen filling system. Recent changes in home oxygen reimbursement are encouraging homecare providers to evaluate their monthly operating costs more carefully and to seek more cost-effective ways to service their home oxygen patients. CHAD’s proprietary TOTAL O2 system was designed specifically to reduce these costs while improving the quality of patient care. We remain convinced that the TOTAL O2 system can become a major contributor to CHAD’s growth, and that our new marketing initiatives have put us on the right track to build awareness and demand.

Financial Results

     For the fiscal year ended March 31, 2005, revenue increased 13% to $24,287,000 from $21,541,000 for fiscal 2004. Research and development spending increased to $1,473,000 for fiscal 2005 from $1,292,000 for fiscal 2004 to support our various product development initiatives, with all funding provided from internally generated sources. Earnings before income taxes increased 33% to $1,327,000 from $1,001,000 for fiscal 2004. Net earnings for fiscal 2005 rose 81% to $1,811,000, or $0.17 per diluted share. This compares to net earnings for fiscal 2004 of $1,001,000, or $0.10 per diluted share.

     At March 31, 2005, the Company had approximately $1,846,000 in California net operating loss carryforwards available to offset future income taxes payable. Based on earnings performance and future earnings projections, the Company released the valuation allowance that had been placed on its deferred tax assets, resulting in a net income tax benefit of $484,000 for fiscal 2005. The effective combined Federal and California income tax rate in fiscal 2006 and future years is currently expected to be approximately 40%.

     CHAD’s balance sheet remains well positioned to sustain our growth. Working capital at March 31, 2005, was $10.4 million versus $9.2 million at March 31, 2004, and shareholders’ equity was $13 million versus $11.2 million at March 31, 2004. The company has no debt.

The Year In Review

     As we discussed in last year’s annual report, the Medicare Improvement and Modernization Act signed into law in December 2003 has increased pressure on home care providers to reduce the costs of providing home oxygen services. This has created both positive and negative trends for CHAD. Sales of oxygen conservers to domestic customers increased by only 5% in fiscal 2005 compared to fiscal 2004, reflecting increased pricing pressure in the domestic market as well as lower sales of conservers to a large customer.

     On the positive side, TOTAL O2 sales increased 64% in fiscal 2005 compared to fiscal 2004. The very same competitive pressures that restrained the growth of our domestic conserver business in fiscal

To Our Shareholders

2005 are working to expand the market opportunity for our TOTAL O2® home oxygen filling system. By producing unlimited oxygen just like a standard oxygen concentrator, while simultaneously allowing patients to easily and safely refill their portable oxygen cylinders at home, this device can significantly reduce monthly operating costs while at the same time improving patient care.

     We have been approached by several major distributors regarding our TOTAL O2 system. These new distribution opportunities have the potential to significantly expand TOTAL O2  sales and may also have a positive impact on our conserver sales. We hope that we will be able to convert these opportunities into formal distribution agreements during fiscal 2006.

     We are also encouraged that the international conserver market is now emerging as an important growth opportunity for CHAD. Sales of our conservers to international customers, which accounted for 6% of sales in fiscal 2005, increased 51% in fiscal 2005 compared to fiscal 2004. The international conserver market is in a much earlier stage of development than the domestic market, and we are taking advantage of this opportunity by offering the industry’s broadest conserver product line and by modifying certain of our conservers to meet specific foreign market requirements. As a result, based on current trends and orders received to date, we expect another significant increase in international sales in fiscal 2006.

LOTUS Electronic Oxygen Conserver

     In October 2004 we received clearance from the FDA to market CHAD’s new LOTUS Electronic Oxygen Conserver. The latest addition to CHAD’s extensive line of oxygen conserving devices, the new LOTUS conserver combines innovative new features with the proven technologies in the Company’s OXYMATIC 400 Series conservers.

     The LOTUS conserver offers several significant enhancements to our popular OXYMATIC 400 Series platform. Sleek and lightweight at less than a pound, our new device will be offered with or without a breath-sensing alarm and will incorporate additional liter flow settings and an audible and visual low battery alarm. Two AA-size batteries will provide power for up to four months of normal usage. An optional rechargeable battery pack is also available for both versions. These advanced features demonstrate yet again CHAD’s commitment to offering homecare providers and their patients the widest array of home oxygen choices to suit individual needs, preferences and disease conditions.

Sleep Products Update

     The initial independent clinical trial of our first potential product for the sleep disorder market recently was completed at a university sleep clinic. The trial confirmed that our sleep apnea therapeutic device incorporating our proprietary sensor technology achieved a significant reduction in the air pressure needed to treat sleep apnea patients, in addition to potentially providing other therapeutic benefits. We believe this is why all of the patients tested preferred our device to the standard device that was used for comparative purposes in the clinical trial. This may translate into improved compliance by patients who use our device, which is a significant factor in sleep apnea therapy. We expect to make a decision this summer regarding our distribution options for our sleep apnea products.

Outlook For Growth

     An unusually large number of factors affect the outlook for fiscal 2006. These include the wide range of outcomes that could result from the distribution options we are pursuing for our TOTAL O2system and our sleep apnea products, the emerging opportunities for our conserver products in international markets, continued uncertainty with respect to the domestic conserver market, and our expectation of a significantly higher tax rate beginning this year. On balance, we expect CHAD to report higher revenue and earnings before income taxes in fiscal 2006 than in fiscal 2005.

     We are encouraged by our progress and excited by our opportunities for growth. We appreciate the commitment of every member of CHAD’s team, whose hard work, dedication and professionalism make our success possible. We also thank our shareholders for their continued support. We look forward to an exciting year for CHAD Therapeutics.

Earl L. Yager
Chief Executive Officer

Selected Financial Data

Selected Financial Data

	Years Ended March 31,
	2005	2004	2003	2002	2001
Net sales	$24,287,000	$21,541,000	$19,541,000	$19,006,000	$12,400,000
Interest income, net	39,000	22,000	20,000	50,000	87,000
Net earnings (loss)	1,811,000	1,001,000	(433,000)	1,157,000	(3,011,000)
Basic earnings (loss) per share	.18	.10	(.04)	.12	(.30)
Diluted earnings (loss) per share	.17	.10	(.04)	.11	(.30)
Net working capital	10,393,000	9,175,000	8,224,000	7,497,000	5,847,000
Total assets	15,790,000	13,043,000	12,105,000	12,323,000	10,788,000
Shareholders’ equity	13,024,000	11,153,000	10,100,000	10,373,000	9,211,000

No cash dividends have been declared or paid during the periods presented.

Balance Sheets

	March 31,
	2005	2004
Assets

Current assets:
Cash	$177,000	$2,708,000
Accounts receivable, less allowance for doubtful accounts of $39,000 and $68,000 in 2005 and 2004, respectively	3,745,000	2,911,000
Inventories, net (Note 2)	8,512,000	4,989,000
Prepaid expenses	264,000	233,000
Deferred income taxes (Note 3)	461,000	224,000

Total current assets	13,159,000	11,065,000

Property and equipment, at cost:
Office equipment and furniture	1,854,000	1,809,000
Machinery and equipment	957,000	877,000
Tooling	1,441,000	1,283,000
Leasehold improvements	1,888,000	1,820,000

	6,140,000	5,789,000
Less accumulated depreciation and amortization	4,949,000	4,571,000

Net property and equipment	1,191,000	1,218,00

Intangible assets, net (Note 4)	802,000	729,000
Deferred income taxes (Note 3)	568,000	—
Other assets	70,000	31,000

	$15,790,000	$13,043,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,196,000	$502,000
Accrued expenses (Note 7)	1,370,000	1,185,000
Income taxes payable (Note 3)	200,000	203,000

Total current liabilities	2,766,000	1,890,000

Commitments (Note 8)

Shareholders’ equity (Note 5):
Common shares, $0.01 par value
Authorized 40,000,000 shares;
10,134,000 and 10,096,000 shares issued and outstanding	13,369,000	13,309,000
Accumulated deficit	(345,000)	(2,156,000)

Net shareholders’ equity	13,024,000	11,153,000

	$15,790,000	$13,043,000

See accompanying notes to financial statements.

Statements of Operations

	Years Ended March 31,
	2005	2004	2003
Net sales	$24,287,000	$21,541,000	$19,541,000
Cost of sales	14,581,000	12,846,000	12,292,000

Gross profit	9,706,000	8,695,000	7,249,000
Costs and expenses:
Selling, general and administrative	6,947,000	6,436,000	6,708,000
Research and development	1,473,000	1,292,000	989,000

Total costs and expenses	8,420,000	7,728,000	7.697,000

Operating income (loss)	1,286,000	967,000	(448,000)
Interest income, net	39,000	22,000	20,000
Other income	2,000	12,000	—

Earnings (loss) before income taxes	1,327,000	1,001,000	(428,000)
Income tax expense (benefit) (Note 3)	(484,000)	—	5,000

Net earnings (loss)	$1,811,000	$1,001,000	$(433,000)

Basic earnings (loss) per share	$.18	$.10	$(.04)

Diluted earnings (loss) per share	$.17	$.10	$(.04)

Weighted shares outstanding:
Basic	10,122,000	10,084,000	10,071,000
Diluted	10,625,000	10,362,000	10,071,000

See accompanying notes to financial statements.

Statements of Shareholders’ Equity

For the years ended March 31, 2005, 2004, and 2003

	Common Shares (Note 5)		Accumulated
	Shares	Amount	Deficit
Balance at March 31, 2002	10,059,000	$13,097,000	$(2,724,000)
Exercise of stock options	17,000	20,000	—
Stock options granted as part of technology acquisition	—	140,000	—
Net loss	—	—	(433,000)

Balance at March 31, 2003	10,076,000	13,257,000	(3,157,000)
Exercise of stock options	20,000	26,000	—
Stock options granted as part of technology acquisition	—	23,000	—
Tax benefit from exercise of non-qualified stock options	—	3,000	—
Net earnings	—	—	1,001,000

Balance at March 31, 2004	10,096,000	13,309,000	(2,156,000)

Exercise of stock options	38,000	60,000	—

Net earnings	—	—	1,811,000

Balance at March 31, 2005	10,134,000	$13,369,000	$(345,000)

See accompanying notes to financial statements.

Statements of Cash Flows

	Years Ended March 31,
	2005	2004	2003
Cash flows from operating activities:
Net earnings (loss)	$1,811,000	$1,001,000	$(433,000)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	417,000	450,000	768,000
Loss on write down of intangible asset	—	—	934,000
Loss on asset disposition	—	57,000	—
Tax benefit attributable to stock options	—	3,000	—
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(834,000)	(394,000)	(184,000)
Decrease (increase) in inventories	(3,523,000)	522,000	(227,000)
Decrease (increase) in income taxes refundable	—	4,000	991,000
Decrease (increase) in prepaid expenses	(31,000)	368,000	(286,000)
Decrease (increase) in other assets	(39,000)	47,000	(41,000)
Decrease (increase) in deferred income taxes	(805,000)	(224,000)	—
Increase (decrease) in accounts payable	694,000	(239,000)	(36,000)
Increase (decrease) in accrued expenses	185,000	(78,000)	94,000
Increase (decrease) in income taxes payable	(3,000)	202,000	(3,000)

Net cash provided by (used in) operating activities	(2,128,000)	1,719,000	1,577,000

Cash flows from investing activities:
Additions to other assets	(112,000)	(146,000)	(278,000)
Capital expenditures	(351,000)	(487,000)	(243,000)

Net cash used in investing activities	(463,000)	(633,000)	(521,000)

Cash flows from financing activities:
Exercise of stock options	60,000	26,000	20,000

Net cash provided by financing activities	60,000	26,000	20,000

Net increase (decrease) in cash	(2,531,000)	1,112,000	1,076,000

Cash beginning of year	2,708,000	1,596,000	520,000

Cash end of year	$177,000	$2,708,000	$1,596,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$—	$—	$2,000
Income taxes	325,000	13,000	15,000

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

Fair Value of Financial Instruments

The carrying amounts of financial instruments approximate fair value as of March 31, 2005 and 2004. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.

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

Significant estimates include the allowance for doubtful accounts, inventory valuation, deferred income tax asset valuation allowances, and the estimated future operating cash flows from the Company’s long-lived assets, including its intangible assets. Considerable management judgment is necessary to estimate future operating cash flows as future cash flows are impacted by competitive and other factors that are generally out of management’s control. Accordingly, actual results could vary significantly from management’s estimates.

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

Revenue Recognition

Revenue from product sales is recognized upon shipment of merchandise. Products are shipped FOB shipping point and title, to the products transfers to the purchaser upon shipment. Shipping charges billed to customers are included in net sales. Allowances for customer returns have not been established, as historical experience has been minor. Costs paid to shipping companies are recorded as a cost of sales.

Comprehensive Income (Loss)

The Company did not have components of other comprehensive income during the periods ended March 31, 2005, 2004, and 2003. As a result, comprehensive income (loss) is the same as net earnings (loss) for the periods ended March 31, 2005, 2004, and 2003.

Royalty Expense

The Company charges royalties incurred on product licenses to costs of sales.

Earnings (Loss) Per Common Share

Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2005, 2004, and 2003, respectively:

	2005	2004	2003
Basic earnings (loss) per share Numerator — net earnings (loss)	$1,811,000	$1,001,000	$(433,000)
Denominator — weighted common shares outstanding	10,122,000	10,084,000	10,071,000

Basic earnings (loss) per share	$.18	$.10	$(.04)

Diluted earnings (loss) per share
Numerator — net earnings (loss)	$1,811,000	$1,001,000	$(433,000)
Denominator — weighted common shares outstanding	10,122,000	10,084,000	10,071,000
Common stock equivalents	503,000	278,000	—

	10,625,000	10,362,000	10,071,000

Diluted earnings (loss) per share	$.17	$.10	$(.04)

Options to purchase 128,000, 379,000, and 1,089,000 shares of common stock at prices ranging from $5.00 to $12.54, $3.14 to $12.54, and from $0.50 to $12.54 per share were not included in the computation of diluted earnings per share in 2005, 2004, and 2003, respectively, because their inclusion would be anti-dilutive.

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

Notes to Financial Statements

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

Major Customer

One national chain customer accounted for 36%, 27%, and 24% of net sales during 2005, 2004, and 2003, respectively. Another national chain customer accounted for 11%, 14%, and 11% of net sales during 2005, 2004, and 2003, respectively. The Company’s customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.

Concentration of Credit Risk

At times the Company maintains balances of cash that exceed $100,000 per account, the maximum insured by the Federal Deposit Insurance Corporation. The Company’s right to the cash is subject to the risk that the financial institution will not pay when the cash is requested. The potential loss is the amount in any one account over $100,000. At March 31, 2005, the amount at risk was approximately $77,000.

At March 31, 2005, the outstanding accounts receivable balance from one customer was 26% of gross accounts receivable and from a second customer was 23% of gross accounts receivable. No individual customer accounted for ten (10) percent or more of accounts receivable at March 31, 2004.

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

The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan, and no compensation expense has been recognized for its stock options in the accompanying financial statements. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Year Ended March 31,
	2005	2004	2003
Net earnings (loss), as reported	$1,811,000	$1,001,000	$(433,000)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(108,000)	(81,000)	(147,000)

Pro forma net earnings (loss)	1,703,000	920,000	(580,000)

Earnings (loss) per share:
Basic — as reported	.18	.10	(.04)
Basic — pro forma	.17	.09	(.05)
Diluted — as reported	.17	.10	(.04)
Diluted — pro forma	.16	.09	(.05)

The weighted average fair value of options granted during 2005, 2004, and 2003 is estimated at $3.71, $2.69, and $1.74, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.3%	3.9%	5.9%
Forfeiture rate	2.0%	2.0%	2.0%
Dividend yield	.0	.0	.0
Volatility	98%	82%	86%
Expected life (years)	10.0	10.0	5.0

Segment Information

The Company operates in one segment, the respiratory care market.

Reclassifications

The Company reclassified royalty expense of $552,000, $776,000, and $1,102,000 from selling, general and administrative expenses to costs of sales for fiscal years ended 2005, 2004, and 2003, respectively.

(2) Inventories

At March 31, 2005 and 2004, inventories consisted of the following:

	2005	2004
Finished goods	$2,767,000	$1,223,000
Work in process	1,790,000	1,062,000
Raw materials and supplies	4,063,000	2,806,000
Inventory reserve	(108,000)	(162,000)

	$8,512,000	$4,989,000

Notes to Financial Statements

(3) Income Taxes

Income tax expense (benefit) for fiscal 2005, 2004, and 2003 consisted of the following:

	2005	2004	2003
Current:
Federal	$307,000	$204,000	$3,000
State	15,000	16,000	2,000

	322,000	220,000	5,000

Deferred:
Federal	(466,000)	(204,000)	—
State	(340,000)	(16,000)	—

	(806,000)	(220,000)	—

Total	$(484,000)	$—	$5,000

A reconciliation of the difference between the Company’s income tax expense (benefit) and the statutory income tax for the years ended March 31, 2005, 2004, and 2003, respectively, is as follows:

	2005	2004	2003
Statutory tax expense (benefit)	$451,000	$341,000	$(145,000)
State income tax, net	72,000	—	(22,000)
Valuation allowance	(1,004,000)	(383,000)	157,000
Warranty and other	(3,000)	42,000	15,000

	$(484,000)	$—	$5,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2005 and 2004 are presented as follows:

	2005	2004
Bad debt reserves	$17,000	$29,000
Accrued expenses	283,000	286,000
Inventories	88,000	70,000
Depreciation and amortization	258,000	391,000
Intangible assets	346,000	373,000
Net operating loss	149,000	226,000
Other	—	5,000

Total deferred tax assets	1,141,000	1,380,000
Deferred tax liabilities:
State taxes	(112,000)	(152,000)

Subtotal	1,029,000	1,228,000
Valuation allowance	—	(1,004,000)

Net deferred tax assets	$1,029,000	$224,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2005, based on earnings performance and projections, the Company determined it was more likely than not that all of the deferred tax assets would be realized, and accordingly, released the remaining allowance on its deferred tax assets, which resulted in a $484,000 net tax benefit for the year ended March 31, 2005. The Company has California net operating loss carryforwards of $1,846,000. The State of California suspended the utilization of net operating loss carryforwards during tax years starting in 2002 and 2003. As a result, the Company was unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004. The California net operating losses expire in 2008.

(4) Intangible Assets

Intangible assets include amounts paid for licenses on new and existing products. License fees are being amortized using the straight-line method over the life of the related patents. Accumulated amortization on the license fees amounted to $39,000 and $17,000 at March 31, 2005 and 2004, respectively. Annual amortization on intangible assets currently in service will be $39,000 for each of the next five years. During 2003, the Company wrote off a license fee asset that had a net book value of $934,000 in accordance with the provisions of FASB Statement No. 144, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. Net intangible assets were $802,000 and $729,000 at March 31, 2005 and 2004, respectively.

(5) Shareholders’ Equity

The Company has an equity incentive plan (the Plan) for key employees as defined under Section 422(A) of the Internal Revenue Code. The Plan provides that 750,000 common shares be reserved for issuance under the Plan, which expires on September 8, 2014. In addition, the Plan provides that non-qualified options can be granted to directors and independent contractors of the Company. Transactions involving the equity plan and the 1994 stock option plan, which expired in 2004, are summarized as follows:

		Weighted
		Average
	Option	Price
	Shares	Per Share
Incentive options:
Outstanding — March 31, 2002	882,000	$3.25
Cancelled	(120,000)	9.32
Granted	77,000	2.49
Exercised	(17,000)	1.18
Expired	(33,000)	1.85

Outstanding — March 31, 2003	789,000	2.37
Cancelled	(16,000)	3.44
Granted	15,000	2.80
Exercised	(9,000)	.78

Outstanding — March 31, 2004	779,000	2.37
Cancelled	(13,000)	2.51
Exercised	(17,000)	1.02
Expired	(83,000)	8.19

Outstanding — March 31, 2005	666,000	$1.98

Exercisable — March 31, 2005	594,000	$1.88

Non-qualified options:
Outstanding — March 31, 2002	190,000	$7.50
Cancelled	(10,000)	8.90
Granted	120,000	2.27

Outstanding — March 31, 2003	300,000	5.37
Cancelled	(42,000)	8.20
Granted	75,000	2.04
Exercised	(11,000)	1.58

Outstanding — March 31, 2004	322,000	4.30
Cancelled	(41,000)	8.33
Granted	55,000	3.71
Exercised	(21,000)	2.07
Expired	(6,000)	5.18

Outstanding — March 31, 2005	309,000	$3.83

Exercisable — March 31, 2005	182,000	$1.98

Notes to Financial Statements

At March 31, 2005, information regarding outstanding options is summarized as follows:

	Range of Exercise Prices
	$50-6.69	$7.63-12.54

Number outstanding	894,000	81,000
Weighted average remaining life (yrs.)	5.9	1.3
Weighted average exercise price	$1.78	$11.22
Number exercisable	776,000	81,000
Weighted average exercise price	$1.90	$11.22

Incentive and non-qualified options were granted at prices not less than 100% of market value at dates of grant. Options under the Plan become exercisable on the anniversary of the grant date on a pro rata basis over a defined period and expire ten (10) years after the date of grant. To the extent the Company derives a tax benefit from options exercised by employees, such benefit is credited to Common Shares.

(6) Employee Benefit Plan

In December 1992, the Company adopted a defined contribution profit sharing plan, including features under Section 401(k) of the Internal Revenue Code. The purpose of the plan is to provide an incentive for employees to make regular savings for their retirement. Company contributions to the profit sharing plan are discretionary and are determined by the Board of Directors. There have been no contributions since 2002.

(7) Accrued Expenses

Accrued expenses consist of the following:

	2005	2004
Accrued royalties	$347,000	$374,000
Deferred rent	48,000	24,000
Accrued vacation	182,000	181,000
Warranty reserve	109,000	103,000
Payroll and incentive compensation	215,000	172,000
Customer deposits	132,000	120,000
Other	337,000	211,000

	$1,370,000	$1,185,000

(8) Commitments

The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June 2008.

The Company’s minimum annual rental commitments under these leases are as follows:

2006	$427,000
2007	441,000
2008	454,000
2009	113,000
Thereafter	0

TOTAL:	$1,435,000

Rent expense amounted to $577,000, $552,000, and $469,000 for the years ended March 31, 2005, 2004, and 2003, respectively.

The Company has minimum annual royalty requirements pursuant to the terms of license agreements related to certain products in the amount of $515,000. Annual royalty expense on all products amounted to $552,000, $776,000, and $1,102,000 for the years ended March 31, 2005, 2004, and 2003, respectively. License agreements with minimum annual royalty requirements are in place through fiscal year 2012.

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

	2005	2004	2003
United States	$22,912,000	$20,498,000	$18,639,000
Canada	306,000	303,000	307,000
Japan	405,000	238,000	207,000
All other countries	664,000	458,000	342,000

	$24,287,000	$21,541,000	$19,541,000

All long-lived assets are located in the United States.

Sales of OXYMATIC® and CYPRESS conservers accounted for 73%, 77%, and 74% of the Company’s net sales for the years ended March 31, 2005, 2004, and 2003, respectively.

(10) Valuation and Qualifying Accounts and Reserves

The following is the Company’s schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2005, 2004, and 2003:

	Balance at	Charged to		Balance
	Beginning	Costs and		at End
	of Year	Expenses	Deductions	of Year
Allowance for doubtful accounts:
2003	$76,000	97,000	61,000	$112,000
2004	112,000	7,000	51,000	68,000
2005	$68,000	—	29,000	$39,000

Warranty reserve:
2003	$161,000	15,000	36,000	$140,000
2004	140,000	22,000	59,000	103,000
2005	$103,000	57,000	51,000	$109,000

Notes to Financial Statements

(11) Quarterly Financial Data (Unaudited)

The following table presents summarized, unaudited, quarterly financial data for 2005 and 2004:

				Diluted
		Gross	Net	Earnings
	Revenue	Profit	Earnings	Per Share
2005
First quarter	$6,099,000	$2,420,000	$262,000	$0.02
Second quarter	6,309,000	2,613,000	455,000	0.04
Third quarter	6,444,000	2,703,000	505,000	0.05
Fourth quarter	5,435,000	1,970,000	589,000	0.06

Year	$24,287,000	$9,706,000	$1,811,000	$0.17

2004
First quarter	$5,669,000	$2,246,000	$224,000	$.02
Second quarter	5,284,000	2,116,000	150,000	.02
Third quarter	5,237,000	2,220,000	418,000	.04
Fourth quarter	5,351,000	2,113,000	209,000	.02

Year	$21,541,000	$8,695,000	$1,001,000	$.10

(12) Accounting Standards.

In November 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 151 (“Inventory Costs”), an amendment of ARB No. 43, Chapter 4. The statement clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage and requires those items to be expensed when incurred. SFAS 151 is applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined if the adoption of this standard will have a significant impact on its financial statements.

In December 2004, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard (“SFAS”) No. 123R (“Share-Based Payment”). SFAS 123R requires the Company to recognize compensation expense based on the fair value of equity instruments awarded to employees. We currently plan to adopt SFAS 123R on April 1, 2006, and the Company does not anticipate a significant impact to its financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CHAD Therapeutics, Inc.

We have audited the accompanying balance sheets of CHAD Therapeutics, Inc. as of March 31, 2005 and 2004 and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles, California
April 29, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been, and continues to be, significantly affected by increased competition, consolidation among home oxygen dealers and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to a more competitive market for the Company’s products, as devices that were less expensive but which provided lower oxygen savings (or, in some cases, did not truly provide ambulatory oxygen) have achieved some level of success.

The current procedures for reimbursement by Medicare for home oxygen services provide a prospective flat-fee monthly payment based solely on the patient’s prescribed oxygen requirement. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, oxygen conserving devices, such as the Company’s products, have also grown in popularity due to their ability to extend the life of oxygen supplies and reduce service calls by home care providers, thereby providing improved mobility for the patient and cost savings for home care providers.

In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home care providers. Major national and regional home medical equipment chains have continued to expand their distribution networks through the acquisition of independent home care providers in strategic areas. Margins on sales to national chains are generally lower due to quantity pricing, and management anticipates continued downward pressure on its average selling price. Four major national chains accounted for approximately 53%, 49%, and 47% of the Company’s net sales, for the years ended March 31, 2005, 2004, and 2003, respectively. One chain accounted for 36%, 27%, and 24% of sales in the years ended March 31, 2005, 2004, and 2003, respectively, and one other chain accounted for 11%, 14%, and 11% of sales in the years ended March 31, 2005, 2004, and 2003, respectively.

The Company believes that price competition and continuing industry consolidation will continue to affect the marketplace for the foreseeable future. To address the competitive nature of the oxygen conserver marketplace, the Company has developed and introduced a number of new products in this area in recent years. The first of these, the OXYMATIC ® 401 conserver, received 501(k) clearance from the Food And Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver, was cleared in December 2000 and shipments began in January 2001. The third, the OXYMATIC 401A and 411A conservers, received clearance in March 2001 with shipments beginning that month. The SEQUOIA OXYMATIC 300 series conservers began shipping in December 2001, and the Company began shipment of CYPRESS OXYPneumatic® conserver in July 2002. The Company received clearance from the FDA to market its newest oxygen conserving device, the LOTUS™ Electronic Oxygen Conserver, in October 2004. The LOTUS conserver weighs less than a pound and will be offered with or without a breath-sensing alarm. It also offers additional liter flow settings and an extended battery life of up to four months of normal usage on two AA-size batteries. Management believes the features and improvements in these products have enabled the Company to regain some of the market share lost in the conserver market prior to 2001 and reestablish the Company as a leader in the conserver market.

In May of 2004 the Company received clearance from the FDA to market its new SAGE Oxygen Therapeutic Device. The SAGE device is the first in a planned family of oxygen therapeutic devices that use the Company’s proprietary technologies to sense a patient’s movements and automatically adjust the rate of oxygen delivery to reduce the risk of desaturation as activity increases. This device combines the industry’s first truly dynamic delivery technology with the proven oxygen sensor technology in the OXYMATIC 400 series conservers. As a result, the new SAGE Oxygen Therapeutic Device addresses the common problem of oxygen desaturation, which causes a patient to feel weak and out of breath when activity increases, while it still maximizes patient ambulatory capability. This new device underscores the Company’s dedication to providing home care suppliers and their patients with the widest range of home oxygen choices to suit individual needs, preferences and disease conditions. The Company began selling the SAGE device nationwide in October 2004. No estimate can currently be made regarding the level of success the Company may achieve with this line of products or when the additional therapeutic devices based on this advanced new platform that are now in development may be introduced to the market.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

In 1998 the Company introduced the TOTAL O2® Delivery System, which provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device for ambulatory use, and a safe and efficient mechanism for filling portable oxygen cylinders in the home. This provides home care providers with a means to reduce their monthly cost of servicing patients, while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997 from the Food and Drug Administration to sell this product. Initial sales were adversely affected by several factors, including the overall home oxygen market climate and home care providers’ reluctance to invest in the higher cost of the TOTAL O2 Delivery System to achieve the lower monthly operating costs. Recent changes in home oxygen reimbursement appear to be causing home care providers to examine their operating costs more carefully and this is improving the marketing climate for the TOTAL O2 system.

During the past three years, the Company has recovered substantial market share in the conserver market and is using that platform to spearhead its growth strategy for the future, which includes the following:

•	Development of additional oxygen conserver models, such as the LOTUS Electronic Oxygen conserver introduced in October 2004, that diversify the product line in order to offer customers a wide range of oxygen conservation choices;

•	A continued promotional and educational campaign with respect to the benefits of the TOTAL O2 system; and

•	An effort to expand the Company’s product lines and improve existing products through the investment in and development of new technologies, such as proprietary sensor technology and control software licensed in January of 2003 and the introduction of the SAGE Oxygen Therapeutic Device in May 2004. These new technologies will provide the Company with an opportunity to expand its oxygen delivery product lines and potentially enter the high-growth sleep disorder market.

While the turnaround measures of the past four years have had a positive impact, and management believes the current growth strategy should continue to enhance the Company’s competitive position and future operating performance, no assurances can be given that these objectives will be achieved. Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for respiratory care devices. For information that may affect the outcome of forward-looking statements in this Overview regarding the Company’s business strategy and its introduction of new products, see Outlook: Issues and Risks — New Products, Consolidation of Home Care Industry, Competition, Rapid Technological Change, and Potential Changes in the Administration of Health Care, beginning on page 16 of this Report.

Results of Operations

Sales for the years ended March 31, 2005 and 2004 increased by $2,746,000 (12.7%) and $2,000,000 (10.2%), respectively, as compared to prior years. The primary driver of the Company’s increase in sales has been the significant growth in sales of its conservers, largely as a result of the introduction of the OXYMATIC 400 series conservers and CYPRESS OXYPneumatic conservers. Management believes that the performance features of these conservers have enabled the Company to recapture significant market share. Unit sales of conservers for the year ended March 31, 2005, increased 34% over the prior year, while the increase in revenues from conserver sales was 7%. This resulted from price reductions, the impact of national chain contract pricing (see above), and the generally lower pricing for pneumatic conservers in the marketplace.

Sales to foreign distributors represented 6% and 5% of total sales for the years ended March 31, 2005 and 2004. Management expects an increase in sales to foreign distributors during the upcoming twelve months, however, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars.

Cost of sales as a percent of net sales increased from 56.2% to 60.0% for the year ended March 31, 2005, as compared to the prior year period. This was a result of downward price pressures in the marketplace, increased chain sales, and a change in the product mix, as the TOTAL O2system has a lower gross profit margin than conservers. We currently expect continued downward price pressure for the foreseeable future. Cost of sales as a percent of net sales decreased from 57.3% to 56.1% for the year ended March 31, 2004, as compared to the prior year primarily due to cost efficiencies gained from increased sales.

Selling, general and administrative expenditures decreased from 33.5% to 28.6% and from 40.0% to 33.5% of net sales for years ended March 31, 2005 and 2004, respectively, as compared to the prior year periods. The Company’s cost reduction efforts over the past two years have helped align staffing and operating expenses more closely with current sales expectations but were offset, to some extent, by commissions paid to the company’s field sales force of manufacturer’s representatives. Research and development expenses increased by $181,000 and $303,000 for the years

Management’s Discussion and Analysis of Financial Condition and Results of Operation

ended March 31, 2005 and 2004, respectively, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $1,512,000 in the fiscal year ending March 31, 2006, on projects to enhance and expand the Company’s product line.

At March 31, 2005, the Company had fully utilized its net operating loss carrybacks and federal net operating loss carryforwards and had approximately $1,846,000 in California net operating loss carryforwards. In December 2002 California enacted legislation that suspends the utilization of net operating loss carryforwards during tax years starting 2002 and 2003 effective retroactively back to January 1, 2002. As a result, the Company was unable to use its California net operating loss carryforwards until the tax year beginning April 1, 2004.

Financial Condition

At March 31, 2005, the Company had cash totaling $177,000 or 1.1% of total assets as compared to $2,708,000 or 20.8% at March 31, 2004. Net working capital increased from $9,175,000 at March 31, 2004, to $10,393,000 at March 31, 2005. Net accounts receivable increased $834,000 during the year ended March 31, 2005, due to the increase in sales. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $3,523,000, while cash decreased by $2,531,000. These changes resulted in large part from a significant inventory build in the latter part of fiscal 2005 to fill certain customer orders and anticipated customer orders. Certain of these orders did not materialize or were deferred. However, there is an active market for the products involved, and the company believes the inventory will be sold in due course. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received and new products are introduced. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.

The Company depends upon its cash flow from operations to meet its capital requirements. Management believes cash balances and funds derived from operations should be adequate to meet the Company’s near- and long-term cash requirements given the recent recovery of market share of oxygen conservers. Cash derived from operations will depend on the ability of the Company to maintain profitable operations and the timing of increases in receivables and inventories. If profitable operations do not continue, the Company may need to seek other sources of working capital. While the Company has no established lines of credit or other arrangements in place to obtain working capital, management believes the Company would be able to secure a line of credit from a bank should that be deemed necessary. The Company currently has no debt; however, no assurance can be given that if and when needed other sources of working capital will be available. The Company expects capital expenditures during the next twelve months to be approximately $800,000.

The following table aggregates all of the Company’s material contractual obligations as of March 31, 2005:

	Payments Due By Period
Contractual		Less than 1	1-3	3-5	After 5
Cash Obligations	Total	Year	Years	Years	Years
Operating lease obligations	$1,435,000	$427,000	$1,008,000	—	—
Minimum royalty obligations	$3,285,000	$515,000	$1,590,000	$1,090,000	$90,000

Operating lease commitments consist primarily of a real property lease for our corporate office as well as minor equipment leases. Payments for these lease commitments are provided for by cash flows generated from operations. Please see Note 8 to the financial statements.

The Company does not have any debt and is not subject to any covenants or contractual restrictions limiting its operations. The Company has not adopted any programs that provide for post-employment retirement benefits, however, it has on occasion provided such benefits to individual employees. The Company does not have any off balance sheet arrangements with any special purpose entities or any other parties, does not enter into any transactions in derivatives and has no material transactions with any related parties.

Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates under different assumptions and conditions. Management believes that the following discussion addresses the accounting policies and estimates that are most important in the portrayal of the Company’s financial condition and results.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Allowance for doubtful accounts — the Company provides a reserve against receivables for estimated losses that may result from our customers’ inability to pay. The amount of the reserve is based on an analysis of known uncollectible accounts, aged receivables, historical losses, and credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. The likelihood of material losses is dependent on general economic conditions and numerous factors that affect individual accounts.

Inventories — the Company provides a reserve against inventories for excess and slow moving items. The amount of the reserve is based on an analysis of the inventory turnover for individual items in inventory. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.

Intangible and long-lived assets — The Company assesses whether or not there has been an impairment of intangible and long-lived assets in evaluating the carrying value of these assets. Assets are considered impaired if the carrying value is not recoverable over the useful life of the asset. If an asset is considered impaired, the amount by which the carrying value exceeds the fair value of the asset is written off. The likelihood of a material change in the Company’s reported results is dependent on each asset’s ability to continue to generate income, loss of legal ownership or title to an asset and the impact of significant negative industry or economic trends.

Deferred income taxes — the Company provides a valuation allowance to reduce deferred tax assets to the amount expected to be realized. The likelihood of a material change in the expected realization of these assets depends on the Company’s ability to generate future taxable income.

Outlook: Issues & Risks

This report contains forward-looking statements which reflect the Company’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, which may cause actual operating results to differ materially from currently anticipated results. Among the factors that could cause actual results to differ materially are the following:

Dependence Upon a Single Product Line

Although the Company currently markets a number of products, these products comprise a single product line for patients requiring supplementary oxygen. The Company’s future performance is thus dependent upon developments affecting this segment of the health care market and the Company’s ability to remain competitive within this market sector.

New Products

The Company’s future growth in the near term will depend in significant part upon its ability to successfully introduce new products. In recent years the Company has introduced the OXYMATIC 400 series, the SEQUOIA and CYPRESS OXYPneumatic conservers, and the TOTAL O2 Delivery System and in May 2004 introduced the SAGE Oxygen Therapeutic Device; the Company is currently developing additional new products. The success of the Company’s products will depend upon the health care community’s perception of such products’ capabilities, clinical efficacy and benefit to patients, as well as obtaining timely regulatory approval for new products. In addition, prospective sales will be impacted by the degree of acceptance achieved among home care providers and patients requiring supplementary oxygen. As with any product, the Company’s ability to successfully promote new products cannot be determined at this time.

Consolidation of Home Care Industry - Dependence on Key Customers

The home health care industry is undergoing significant consolidation. As a result, the market for the Company’s products is increasingly influenced by major national chains. Four major national chains accounted for 53% of the Company’s net sales during the year ended March 31, 2005, up from 49% in the prior year. One customer accounted for 36% of our sales in the year ended March 31, 2005, up from 27% in the prior year. Future sales may be increasingly dependent upon a limited number of customers, which may result in continuing downward pressure on our average selling price due to quantity pricing. Moreover, our dependence on a limited number of significant customers increases the risk that our financial performance will be adversely affected if one or more of these customers reduces their purchases of our products or terminates their relationship with the Company.

Competition

CHAD’s success in the early 1990s has drawn competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower priced products that do not provide oxygen conserving

Management’s Discussion and Analysis of Financial Condition and Results of Operation

capabilities comparable to the Company’s products. Most of these competitors have greater capital resources than the Company. No assurance can be given that increased competition in the home oxygen market will not have an adverse affect on the Company’s operations.

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

Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. In November of 2003, Congress enacted the Medicare Improvement and Modernization Act, which is resulting in changes and reductions in home oxygen reimbursement over the next several years. These changes in reimbursement will cause increased downward pressure on the average selling price of the Company’s products.

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

Product Liability

The nature of the Company’s business subjects it to potential legal actions asserting that the Company is liable for damages for product liability claims. Although the Company maintains product liability insurance in an amount which it believes to be customary in the industry, there is no assurance that this insurance will be sufficient to cover the cost of defense or judgments which might be entered against the Company. The type and frequency of these claims could have an adverse impact on the Company’s results of operations and financial position.

Availability and Reliability of Third Party Component Products

The Company tests and packages most of its products in its own facility and manufactures some products internally. Some other manufacturing processes are conducted by other firms. The Company expects to continue using outside firms for certain manufacturing processes for the foreseeable future and is thus dependent on the reliability and quality of parts supplied by these firms. From time to time, the Company has experienced problems with the reliability of components produced by third party suppliers. The Company’s agreements with its suppliers are terminable at will or by notice. The Company believes that other suppliers would be available in the event of termination of these arrangements. No assurance can be given, however, that the Company will not suffer a material disruption in the supply of parts required for its products.

Accounting Standards

In November 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 151 (“Inventory Costs”), an amendment of ARB No. 43, Chapter 4. The statement clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage and requires those items to be expensed when incurred. SFAS 151 is applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined if the adoption of this standard will have a significant impact on its financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

In December 2004 the Financial Accounting Standard Board issued Statement of Financial Accounting Standard (“SFAS”) No. 123R (“Share-Based Payment”). SFAS 123R requires the Company to recognize compensation expense based on the fair value of equity instruments awarded to employees. We will adopt SFAS 123R on April 1, 2006, and the Company does not anticipate a significant impact to its financial statements.

Additional Risk Factors

Additional factors, which might affect the Company’s performance, may be listed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Corporate Data

Officers

THOMAS E. JONES
Chairman
EARL L. YAGER
Chief Executive Officer and President
ALFONSO DEL TORO
Vice President, Manufacturing
TRACY A. KERN
Chief Financial Officer
ERIKA LASKEY
Vice President, Sales and Marketing
KEVIN McCULLOH
Vice President, Engineering
PAULA O’CONNOR
Corporate Secretary
OSCAR J. SANCHEZ
Vice President,
Business Development

Directors

THOMAS E. JONES
Chairman
CHAD Therapeutics, Inc.
EARL L. YAGER
President and Chief Executive Officer
CHAD Therapeutics, Inc.
JOHN C. BOYD
Retired
JAMES M. BROPHY
Hospital Executive
KATHLEEN M. GRIGGS
Financial Consultant
EDWARD ANTHONY
OPPENHEIMER, M.D.
Associate Clinical
Professor of Medicine
UCLA School of Medicine
PHILIP T. WOLFSTEIN
International Trade Consultant

Corporate Data

CORPORATE HEADQUARTERS
21622 Plummer Street
Chatsworth, CA 91311
(818)882-0883
LEGAL COUNSEL
Morrison & Foerster, LLP
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

Quarter Ended	High	Low
June 30, 2003	1.67	1.67
September 30, 2003	2.13	2.05
December 31, 2003	2.40	2.21
March 31, 2004	3.70	3.45
June 30, 2004	4.39	4.12
September 30, 2004	4.40	4.26
December 31, 2004	5.50	5.35
March 31, 2005	3.70	3.10

As of June 12, 2005, there were approximately 257 shareholders of record and approximately 2,500 beneficial owners of the Company’s common stock. No cash dividends have been paid on the common stock.

SEC Form 10-K

A copy of the Company’s annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311