Form 10-K, Exhibit 13
period 2006-03-31
CHAD THERAPEUTICS INC
filed 2006-06-29
CIK 713492

Exhibit 13.1
Selected Financial Data
Selected Financial Data

	Years Ended March 31,
	2006	2005	2004	2003	2002
Net sales	$22,354,000	$24,287,000	$21,541,000	$19,541,000	$19,006,000
Interest income, net	20,000	39,000	22,000	20,000	50,000
Net earnings (loss)	(673,000)	1,811,000	1,001,000	(433,000)	1,157,000
Basic earnings (loss) per share	(.07)	.18	.10	(.04)	.12
Diluted earnings (loss) per share	(.07)	.17	.10	(.04)	.11
Net working capital	9,806,000	10,393,000	9,175,000	8,224,000	7,497,000
Total assets	14,356,000	15,790,000	13,043,000	12,105,000	12,323,000
Shareholders’ equity	12,395,000	13,024,000	11,153,000	10,100,000	10,373,000
No cash dividends have been declared or paid during the periods presented.

Balance Sheets

	March 31,
	2006	2005
Assets
Current assets:
Cash	$935,000	$177,000
Accounts receivable, less allowance for doubtful accounts of $52,000 and $39,000 in 2006 and 2005, respectively	3,220,000	3,745,000
Income taxes refundable	383,000	–––
Inventories (Note 2)	6,381,000	8,512,000
Prepaid expenses and other assets	178,000	264,000
Deferred income taxes (Note 3)	666,000	461,000

Total current assets	11,763,000	13,159,000

Property and equipment, at cost:
Office equipment and furniture	1,761,000	1,854,000
Machinery and equipment	954,000	957,000
Tooling	1,489,000	1,441,000
Leasehold improvements	1,897,000	1,888,000

	6,101,000	6,140,000
Less accumulated depreciation and amortization	5,151,000	4,949,000

Net property and equipment	950,000	1,191,000

Intangible assets, net (Note 4)	972,000	802,000
Deferred income taxes (Note 3)	600,000	568,000
Other assets	71,000	70,000

	$14,356,000	$15,790,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$522,000	$1,196,000
Accrued expenses (Note 7)	1,435,000	1,370,000
Income taxes payable (Note 3)	–––	200,000

Total current liabilities	1,957,000	2,766,000

Other liabilities	4,000	–––
Commitments (Note 8)
Shareholders’ equity (Note 5):
Common shares, $0.01 par value
Authorized 40,000,000 shares; 10,158,000 and 10,134,000 shares issued and outstanding	13,413,000	13,369,000
Accumulated deficit	(1,018,000)	(345,000)

Shareholders’ equity	12,395,000	13,024,000

	$14,356,000	$15,790,000

See accompanying notes to financial statements.

Statement of Operations

	Years Ended March 31,
	2006	2005	2004
Net sales	$22,354,000	$24,287,000	$21,541,000
Cost of sales	15,113,000	14,581,000	12,846,000

Gross profit	7,241,000	9,706,000	8,695,000
Costs and expenses:
Selling, general and administrative	6,788,000	6,947,000	6,436,000
Research and development	1,574,000	1,473,000	1,292,000

Total costs and expenses	8,362,000	8,420,000	7,728,000

Operating income (loss)	(1,121,000)	1,286,000	967,000
Interest income, net	20,000	39,000	22,000
Other income (expense)	(3,000)	2,000	12,000

Earnings (loss) before income taxes	(1,104,000)	1,327,000	1,001,000
Income tax expense (benefit) (Note 3)	(431,000)	(484,000)	—

Net earnings (loss)	$(673,000)	$1,811,000	$1,001,000

Basic earnings (loss) per share	$(.07)	$.18	$.10

Diluted earnings (loss) per share	$(.07)	$.17	$.10

Weighted shares outstanding:
Basic	10,146,000	10,122,000	10,084,000
Diluted	10,146,000	10,625,000	10,362,000

See accompanying notes to financial statements.

Statements of Shareholders’ Equity
For the years ended March 31, 2006,
2005, and 2004

	Common Shares		Accumulated
	Shares	Amount	Deficit
Balance at March 31, 2003	10,076,000	$13,257,000	$(3,157,000)

Exercise of stock options	20,000	26,000	—

Stock options granted as part of technology acquisition	—	23,000	—

Tax benefit from exercise of non-qualified stock options	—	3,000	—

Net earnings	—	—	1,001,000

Balance at March 31, 2004	10,096,000	13,309,000	(2,156,000)

Exercise of stock options	38,000	60,000	—

Net earnings	—	—	1,811,000

Balance at March 31, 2005	10,134,000	13,369,000	(345,000)

Exercise of stock options	24,000	29,000	––

Tax benefit from exercise of non-qualified stock options	––	15,000	––

Net loss	––	—	(673,000)

Balance at March 31, 2006	10,158,000	$13,413,000	$(1,018,000)

See accompanying notes to financial statements.

Statements of Cash Flows

	Years Ended March 31,
	2006	2005	2004
Cash flows from operating activities:
Net earnings (loss)	$(673,000)	$1,811,000	$1,001,000
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	418,000	378,000	448,000
Amortization of intangibles	40,000	39,000	2,000
Provision for losses on receivables	13,000	(31,000)	(74,000)
Loss on asset disposition	12,000	—	57,000
Tax benefit attributable to stock options	15,000	—	3,000
Decrease (increase) in deferred income taxes	(237,000)	(805,000)	(224,000)
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	512,000	(803,000)	(320,000)
Decrease (increase) in inventories	2,131,000	(3,523,000)	522,000
Decrease (increase) in income taxes refundable	(383,000)	—	4,000
Decrease (increase) in prepaid expenses	86,000	(31,000)	368,000
Decrease (increase) in other assets	(1,000)	(39,000)	47,000
Increase (decrease) in accounts payable	(681,000)	694,000	(239,000)
Increase (decrease) in accrued expenses	65,000	185,000	(78,000)
Increase (decrease) in income taxes payable	(200,000)	(3,000)	202,000

Net cash provided by (used in) operating activities	1,117,000	(2,128,000)	1,719,000

Cash flows from investing activities:
Additions to intangible assets	(210,000)	(112,000)	(146,000)
Capital expenditures	(175,000)	(351,000)	(487,000)

Net cash used in investing activities	(385,000)	(463,000)	(633,000)

Cash flows from financing activities:
Exercise of stock options	29,000	60,000	26,000
Other liabilities	(3,000)	––	––

Net cash provided by financing activities	26,000	60,000	26,000

Net increase (decrease) in cash	758,000	(2,531,000)	1,112,000

Cash beginning of year	177,000	2,708,000	1,596,000

Cash end of year	$935,000	177,000	$2,708,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	348,000	325,000	13,000
Acquisition of capital assets through capital lease	$14,000	$––	$––

See accompanying notes to financial statements.

Notes to Financial Statements
(1) Summary of Significant Accounting Policies
The Company
CHAD Therapeutics, Inc. (the Company) is in the business of developing, producing, and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases.
Fair Value of Financial Instruments
The carrying amounts of financial instruments approximate fair value as of March 31, 2006 and 2005. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.
Inventories
Inventories are valued at lower of cost or market. Cost is determined based on standard cost which approximates the first-in, first-out method.
Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method based on the estimated useful lives of the related assets as follows:

Office Equipment and Furniture	5-10 Years
Machinery and Equipment	3-10 Years
Tooling	4 Years
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
Comprehensive Income (Loss)
The Company did not have components of other comprehensive income other than its net earnings (loss) during the periods ended March 31, 2006, 2005, and 2004. As a result, comprehensive income (loss) is the same as net earnings (loss) for the periods ended March 31, 2006, 2005, and 2004.
Royalty Expense
The Company charges royalties incurred on product licenses to costs of sales.
Earnings (Loss) Per Common Share
Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2006, 2005, and 2004, respectively:

	2006	2005	2004
Basic earnings (loss) per share
Numerator — net earnings (loss)	$(673,000)	$1,811,000	$1,001,000
Denominator — weighted common shares outstanding	10,146,000	10,122,000	10,084,000

Basic earnings (loss) per share	$(.07)	$.18	$.10

Diluted earnings (loss) per share
Numerator — net earnings (loss)	$(673,000)	$1,811,000	$1,001,000
Denominator — weighted common shares outstanding	10,146,000	10,122,000	10,084,000
Diluted potential common shares	–––	503,000	278,000

	10,146,000	10,625,000	10,362,000

Diluted earnings (loss) per share	$(.07)	$.17	$.10

Options to purchase 945,000, 128,000, and 379,000 shares of common stock at prices ranging from $.50 to $11.50, $5.00 to $12.54, and from $3.14 to $12.54 per share were not included in the computation of diluted earnings per share in 2006, 2005, and 2004, respectively, because their inclusion would have been anti-dilutive.
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

Notes to Financial Statements
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Major Customer

	2006	2005	2004
Customer A**	36.0%	35.8%	26.5%
Customer B**	*	10.8%	14.5%
Customer C	11.0%	*	*

*	Indicates sales less than 10% of the Company’s net sales.

**	Indicates national chain customer.
The Company’s customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.
Concentration of Credit Risk
At times the Company maintains balances of cash that exceed $100,000 per account, the maximum insured by the Federal Deposit Insurance Corporation. The Company’s right to the cash is subject to the risk that the financial institution will not pay when the cash is requested. The potential loss is the amount in any one account over $100,000. At March 31, 2006, the amount at risk was approximately $835,000.
At March 31, 2006 and 2005, significant accounts receivable balances were as follows:

	2006	2005
Customer A**	25.4%	26.0%
Customer B	21.6%	*
Customer C	*	22.6%

*	Indicates accounts receivable balance less than 10% of gross accounts receivable.

**	Indicates national chain customer.
Stock Option Plan
The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company has also adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to provide pro forma net earnings (loss) and pro forma net earnings (loss) per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied.
The Company applies Accounting Principles Board Opinion No. 25 in accounting for the Plan, and no compensation expense has been recognized for its stock options in the accompanying financial statements. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share as if the Company had applied the fair-value recognition provision of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation:

	Year Ended March 31,
	2006	2005	2004
Net earnings (loss), as reported	$(673,000)	$1,811,000	$1,001,000

Deduct: Total stock-based employee compensation expense determined under fair-value- based method for all awards, net of related tax effects	(128,000)	(108,000)	(81,000)

Pro forma net earnings (loss)	$(801,000)	$1,703,000	$920,000

Earnings (loss) per share:
Basic — as reported	$(.07)	$.18	$.10
Basic — pro forma	(.08)	.17	.09
Diluted — as reported	(.07)	.17	.10
Diluted — pro forma	$(.08)	$.16	$.09
The weighted average fair value of options granted during 2006, 2005, and 2004 is estimated at $3.41, $3.71, and $2.69, respectively. The disclosure of compensation cost under this pronouncement may not be representative of the effects on net earnings (loss) for future years. The fair value of options granted during each period was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004
Risk-free interest rate	4.3%	3.3%	3.9%
Forfeiture rate	4.0%	4.0%	4.0%
Dividend yield	.0	.0	.0
Volatility	79.0%	78.0%	82.0%
Expected life (years)	8.0	8.0	8.0
Segment Information
The Company operates in one segment, the respiratory care market.
Reclassifications
The Company reclassified royalty expense of $542,000, $552,000, and $776,000 from selling, general, and administrative expenses to costs of sales for fiscal years ended 2006, 2005, and 2004, respectively.
The Company also added provisions for losses on receivables and amortization of intangibles to its statements of condensed cash flows.
(2) Inventories
At March 31, 2006 and 2005, inventories consisted of the following:

	2006	2005
Finished goods	$1,706,000	$2,767,000
Work in process	1,234,000	1,790,000
Raw materials and supplies	3,441,000	3,955,000

	$6,381,000	$8,512,000

Notes to Financial Statements
(3) Income Taxes
Income tax expense (benefit) for fiscal 2006, 2005, and 2004 consisted of the following:

	2006	2005	2004
Current:
Federal	$(217,000)	$307,000	$204,000
State	7,000	15,000	16,000

	(210,000)	322,000	220,000

Deferred:
Federal	(149,000)	(466,000)	(204,000)
State	(72,000)	(340,000)	(16,000)

	(221,000)	(806,000)	(220,000)

Total	$(431,000)	$(484,000)	$—

A reconciliation of the difference between the Company’s income tax expense (benefit) and the statutory income tax for the years ended March 31, 2006, 2005, and 2004, respectively, is as follows:

	2006	2005	2004
Statutory tax expense (benefit)	$(375,000)	$451,000	$341,000
State income tax, net	(51,000)	72,000	—
Valuation allowance	9,000	(1,004,000)	(383,000)
Warranty and other	(14,000)	(3,000)	42,000

	$(431,000)	$(484,000)	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2006 and 2005 are presented as follows:

	2006	2005
Bad debt reserves	$21,000	$15,000
Accrued expenses	263,000	265,000
Inventories	344,000	83,000
Depreciation and amortization	241,000	237,000
Intangible assets	261,000	325,000
Net operating loss	147,000	99,000
Other	2,000	5,000

Total deferred tax assets	1,279,000	1,029,000
Deferred tax liabilities:
Valuation allowance	(13,000)	—

Net deferred tax assets	$1,266,000	$1,029,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At March 31, 2005, based on earnings performance and projections, the Company determined it was more likely than not that all of the deferred tax assets would be realized, and accordingly, released the remaining allowance on its deferred tax assets, which resulted in a $484,000 net tax benefit for the year ended March 31, 2005. The Company has California net operating loss carryforwards of $2,424,000. As of March 31, 2006, the Company has approximately $606,000 in California net operating losses expiring in 2007. Based on current earnings performance and projections, a valuation allowance of $13,000 has been placed on the portion of the California net operating loss expiring in 2007.
(4) Intangible Assets
Intangible assets include amounts paid for licenses on new and existing products. License fees are being amortized using the straight-line method over the life of the related patents. Accumulated amortization on the license fees amounted to $96,000 and $56,000 at March 31, 2006 and 2005, respectively. Annual amortization on intangible assets currently in service will be $42,000 for each of the next five years. Intangible assets were $972,000 and $802,000, and amortization expense was $40,000 and $39,000 at March 31, 2006 and 2005, respectively.
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

		Weighted
		Average
	Option	Price
	Shares	Per Share
Incentive options:
Outstanding — March 31, 2003	789,000	$2.37
Cancelled	(16,000)	3.44
Granted	15,000	2.80
Exercised	(9,000)	.78

Outstanding — March 31, 2004	779,000	2.37
Cancelled	(13,000)	2.51
Exercised	(17,000)	1.02
Expired	(83,000)	8.19

Outstanding — March 31, 2005	666,000	1.98
Cancelled	(7,000)	3.33
Granted	40,000	3.41
Exercised	(24,000)	1.16

Outstanding — March 31, 2006	675,000	$2.10

Exercisable — March 31, 2006	635,000	$2.03

Non-qualified options:
Outstanding — March 31, 2003	300,000	5.37
Cancelled	(42,000)	8.20
Granted	75,000	2.04
Exercised	(11,000)	1.58

Outstanding — March 31, 2004	322,000	4.30
Cancelled	(41,000)	8.33
Granted	55,000	3.71
Exercised	(21,000)	2.07
Expired	(6,000)	5.18

Outstanding — March 31, 2005	309,000	3.83
Expired	(39,000)	11.88

Outstanding — March 31, 2006	270,000	$9.56

Exercisable — March 31, 2006	267,000	$2.70

Notes to Financial Statements
At March 31, 2006, information regarding outstanding options is summarized as follows:

	Range of Exercise Prices
	$.50-6.69	$7.62-12.54
Number outstanding	929,000	16,000
Weighted average remaining life (yrs.)	5.2	1.5
Weighted average exercise price	$2.10	$9.56
Number exercisable	887,000	15,000
Weighted average exercise price	$2.10	$9.56
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
(7) Accrued Expenses
Accrued expenses consist of the following:

	2006	2005
Accrued royalties	$267,000	$347,000
Accrued vacation	205,000	182,000
Warranty reserve	139,000	109,000
Payroll and incentive compensation	86,000	215,000
Accrued inventory in transit	175,000	––
Customer deposits	152,000	132,000
Accrued extended warranty	95,000	90,000
Other	316,000	295,000

	$1,435,000	$1,370,000

(8) Commitments
In December 2005, the Company entered into a $1 million revolving line of credit agreement that expires in December 2006. Advances under the line of credit bear interest at the bank’s prime rate (7.75% at March 31, 2006) and are secured by inventories and accounts receivable. Under the terms of the credit agreement, the Company is required to maintain a specific working capital, net worth, profitability levels, and other specific ratios. In addition, the agreement prohibits the payment of cash dividends and contains certain restrictions on the Company’s ability to borrow money or purchase assets or interests in other entities without prior written consent of the bank. At March 31, 2006, the Company was not in compliance with certain of the covenants related to profitability and is currently renegotiating changes to the line of credit. There were no borrowings under the line of credit at March 31, 2006.
The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June 2008. Rent expense amounted to $570,000, $577,000, and $552,000 for the years ended March 31, 2006, 2005, and 2004, respectively.
The Company has minimum annual royalty requirements pursuant to the terms of license agreements related to certain products in the amount of $515,000. Annual royalty expense on all products amounted to $542,000, $552,000, and $776,000 for the years ended March 31, 2006, 2005, and 2004, respectively. License agreements with minimum annual royalty requirements are in place through fiscal year 2012.
Employee obligations consist of an employment agreement (the “Employment Agreement“) with Thomas E. Jones, Chairman of the Board of Directors. The Employment Agreement does not have a specific term and provides for a base salary of $160,000 per year, which is subject to annual review of the Board of Directors. The Employment Agreement may be terminated at any time by the Company, with our without cause, and may be terminated by Mr. Jones upon 90 days’ notice. If Mr. Jones resigns or is terminated for cause (as defined in the Employment Agreement), he is entitled to receive only his base salary and accrued vacation through the effective date of his resignation or termination. If Mr. Jones is terminated without cause, he is entitled to receive a severance benefit in accordance with the company’s Severance and Change of Control Plan, or if not applicable, a severance benefit equal to 200% of his salary and incentive bonus for the prior fiscal year. In estimating its contractual obligation, the company has assumed that Mr. Jones will voluntarily retire at the end of the year he turns 65 and that no severance benefit will be payable. This date may not represent the actual date the company’s payment obligations under the Employment Agreement are extinguished.
In the second quarter of fiscal year 2006, the Company entered into a capital lease agreement for certain plant equipment totaling $14,000, with annual lease payments of $7,000, a fixed interest rate of 7%, and a purchase option at lease end in August 2007. Amortization of plant equipment under capital leases will be included in depreciation expense.
The following table aggregates all of the Company’s material contractual obligations as of March 31, 2006:

	Operating	Minimum		Capital
	Lease	Royalty	Employee	Lease
	Obligation	Obligation	Obligations	Obligations
2007	$441,000	$523,000	$160,000	$7,000
2008	454,000	530,000	160,000	4,000
2009	113,000	530,000	160,000	–––
2010	–––	530,000	–––	–––
2011	–––	530,000	–––	–––
Thereafter	$ –––	$427,000	$ –––	$ –––
The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company’s financial statements as a whole.

Notes to Financial Statements
(9) Geographic Information
The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company’s net sales is as follows:

	2006	2005	2004
United States	$17,996,000	$22,912,000	$20,498,000
Canada	193,000	306,000	303,000
Japan	506,000	405,000	238,000
Europe	3,337,000	418,000	278,000
All other countries	322,000	246,000	224,000

	$22,354,000	$24,287,000	$21,541,000

All long-lived assets are located in the United States.
Sales of OXYMATIC® and CYPRESS conservers accounted for 70%, 73%, and 77% of the Company’s net sales for the years ended March 31, 2006, 2005, and 2004, respectively.
(10) Valuation and Qualifying Accounts and Reserves
The following is the Company’s schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2006, 2005, and 2004:

	Balance at	Charged to		Balance
	Beginning	Costs and		at End
	of Year	Expenses	Deductions	of Year
Allowance for doubtful accounts:
2004	$112,000	7,000	51,000	$68,000
2005	68,000	—	29,000	39,000
2006	$39,000	28,000	15,000	$52,000

Warranty reserve:
2004	$140,000	22,000	59,000	$103,000
2005	103,000	57,000	51,000	109,000
2006	$109,000	64,000	34,000	$139,000
(11) Quarterly Financial Data (Unaudited)
The following table presents summarized, unaudited, quarterly financial data for 2006 and 2005:

				Diluted
				Earnings
		Gross	Net	(Loss)
	Revenue	Profit	Earnings	Per Share
2006
First quarter	$5,895,000	$2,101,000	$(42,000)	$.00
Second quarter	5,375,000	1,781,000	(210,000)	(.02)
Third quarter	5,907,000	2,101,000	39,000	.00
Fourth quarter	5,177,000	1,258,000	(460,000)	(.05)

Year	$22,354,000	$7,241,000	$(673,000)	$(.07)

2005
First quarter	$6,099,000	$2,420,000	$262,000	$0.02
Second quarter	6,309,000	2,613,000	455,000	0.04
Third quarter	6,444,000	2,703,000	505,000	0.05
Fourth quarter	5,435,000	1,970,000	589,000	0.06

Year	$24,287,000	$9,706,000	$1,811,000	$0.17

(12) Accounting Standards.
In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 151 (“Inventory Costs”), an amendment of ARB No. 43, Chapter 4. The statement clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage and requires those items to be expensed when incurred. SFAS 151 is applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined if the adoption of this standard will have a significant impact on its financial statements.
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

Report of
Independent
Registered
Public
Accounting
Firm
The Board of
Directors
and Shareholders
CHAD Therapeutics, Inc.
We have audited the accompanying balance sheets of CHAD Therapeutics, Inc. as of March 31, 2006 and 2005, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Los Angeles,California
May 5, 2006

Managements’ Discussion and Analysis of Financial
Condition and Results of Operation
Overview
The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lower operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been, and continues to be, significantly affected by increased competition, consolidation among home oxygen dealers, and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to a more competitive market for the Company’s products, as devices that are less expensive but which provide lower oxygen savings (or, in some cases, did not truly provide ambulatory oxygen) have achieved some level of success.
The current procedures for reimbursement by Medicare for home oxygen services provide a prospective flat-fee monthly payment based solely on the patient’s prescribed oxygen requirement. Beginning January 1, 2006, the reimbursement procedures have been modified to provide that title for the equipment being used by a patient transfers to the patient after 36 months. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, oxygen conserving devices, such as the Company’s products, have also grown in popularity due to their ability to extend the life of oxygen supplies and reduce service calls by home care providers, thereby providing improved mobility for the patient and cost savings for home care providers. However, the uncertainties created by the new reimbursement procedures have adversely affected the market for our products by causing many home health care dealers to delay product purchases as they seek to assess the impact of the new procedures.
In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home care providers. Major national and regional home medical equipment chains have continued to expand their distribution networks through the acquisition of independent home care providers in strategic areas. Margins on sales to national chains are generally lower due to quantity pricing, and management anticipates continued downward pressure on its average selling price. Four major national chains accounted for approximately 43%, 53%, and 49% of the Company’s net sales, for the years ended March 31, 2006, 2005, and 2004, respectively. One chain accounted for 36%, 36%, and 27% of sales in the years ended March 31, 2006, 2005, and 2004, respectively, and one other chain accounted for 11% and 14% of sales in the years ended March 31, 2005 and 2004, respectively. The Company also had one significant non-chain customer that accounted for 11.0% of sales in the year ended March 31, 2006.
The Company believes that price competition and continuing industry consolidation will continue to affect the marketplace for the foreseeable future. To address the competitive nature of the oxygen conserver marketplace, the Company has developed and introduced a number of new products in this area in recent years. The first of these, the OXYMATIC® 401 conserver, received 510(k) clearance from the Food And Drug Administration in June 2000, and shipments of the new product began in July 2000. The second, the OXYMATIC 411 conserver, was cleared in December 2000 and shipments began in January 2001. The third, the OXYMATIC 401A and 411A conservers, received clearance in March 2001 with shipments beginning that month. The SEQUOIA OXYMATIC 300 series conservers began shipping in December 2001, and the Company began shipment of CYPRESS OXYPneumatic® conserver in July 2002. The Company received clearance from the FDA to market its newest oxygen conserving device, the LOTUS® Electronic Oxygen Conserver, in October 2004. The LOTUS conserver weighs less than a pound and is offered with or without a breath-sensing alarm. It also offers additional liter flow settings and an extended battery life of up to four months of normal usage on two AA-size batteries.Management believes the features and improvements in these products have enabled the Company to regain some of the market share lost in the conserver market prior to 2001 and reestablish the Company as a leader in the conserver market.
In May of 2004, the Company received clearance from the FDA to market its new SAGE Oxygen Therapeutic Device. The SAGE device is the first in a planned family of oxygen therapeutic devices that use the Company’s proprietary technologies to sense a patient’s movements and automatically adjust the rate of oxygen delivery to reduce the risk of desaturation as activity increases. This device combines the industry’s first truly dynamic delivery technology with the proven oxygen sensor technology in the OXYMATIC 400 series conservers. As a result, the new SAGE Oxygen Therapeutic Device addresses the common problem of oxygen desaturation, which causes a patient to feel weak and out of breath when activity increases, while it still maximizes patient ambulatory capability. This new device underscores the Company’s dedication to providing home care suppliers and their patients with the widest range of home oxygen choices to suit individual needs, preferences, and disease conditions.The Company began selling the SAGE device nationwide in October 2004. Notwithstanding the advances requested by the foregoing products, recent changes in home oxygen reimbursements have created an environment where the cost of a product is a significantly greater factor in its success than any therapeutic benefit to the patient. No estimate can currently be made regarding the level of success the Company may achieve with its current line of products or when the additional therapeutic devices now in development based on the SAGE platform may be introduced to the market.
In 1998 the Company introduced the TOTAL O2® Delivery System, which provides stationary oxygen for patients at home, portable oxygen, including an oxygen conserving device for ambulatory use, and a safe and efficient mechanism for filling portable oxygen cylinders in the home. This gives home care providers a means to reduce their monthly cost of servicing patients, while at the same time providing a higher quality of service by maximizing ambulatory capability. The Company received clearance in November 1997 from the Food and Drug Administration to sell this product. Initial sales were adversely affected by several factors, including the overall home oxygen market climate and home care providers’ reluctance to invest in the higher cost of the TOTAL O2 Delivery System to achieve the lower monthly operating costs. Recent changes in home oxygen reimbursement appear to be causing home care providers to examine their operating costs more carefully and this is improving the marketing climate for the TOTAL O2 system.
During the past four years, the Company has recovered substantial market share in the conserver market and is using that platform to spearhead its growth strategy for the future, which includes the following:
•	Development of additional oxygen conserver models, such as the LOTUS Electronic Oxygen conserver introduced in October 2004, that diversify the product line in order to offer customers a wide range of oxygen conservation choices;

Managements’ Discussion and Analysis of Financial
Condition and Results of Operation
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
Management of the Company will continually monitor the success of these efforts and will attempt to remain flexible in order to adjust to possible future changes in the market for respiratory care devices. In November 2005, the Company announced that it was considering various strategic options for its future. The process of evaluating those options continues. Management believes that the uncertainties inherent in this process have adversely affected the Company’s results of operations during the past several months. For information that may affect the outcome of forward-looking statements in this Overview regarding the Company’s business strategy and its introduction of new products, see Outlook: Issues and Risks – New Products, Consolidation of Home Care Industry, Competition, Rapid Technological Change, and Potential Changes in the Administration of Health Care, beginning on page 17 of this Report.
Results of Operations
Net sales for the years ended March 31, 2006 and 2005 decreased by $1,933,000 (8.0%) and increased $2,746,000 (12.7%), respectively, as compared to the same periods in the prior year. The primary reasons for the decrease in sales for the year ended March 31, 2006, as compared to the previous year have been the price reduction on conservers and reduced sales to a large customer. Unit sales of conservers and therapeutic devices for the year ended March 31, 2006, remained consistent with the prior year showing a 1% increase, while the decrease in revenues from conserver and therapeutic device sales was 11.3% for the same period. The increase in sales for the year ended March 31, 2005, as compared to the previous year was primarily driven by the significant growth in sales of the Company’s conservers, largely as a result of the introduction of the OXYMATIC 400 series conservers and the CYPRESS OXYPneumatic conservers. Unit sales of conservers and therapeutic devices for the year ended March 31, 2005, increased 37.7% over the prior year, while the increase in revenues from conserver and therapeutic device sales was 7.0%. Decreased per-unit- conserver revenues over the past two years are due to price reductions, the impact of national chain contract pricing (see above), and the generally lower pricing for pneumatic conservers in the marketplace. As noted above, management expects continued downward pressure on its average selling price. In addition, future operating results may be increasingly dependent upon purchase decisions of a limited number of large customers.
Sales to foreign distributors represented 19.5% and 5.8% of total sales for the years ended March 31, 2006 and 2005, respectively. Management believes there may be substantial growth opportunities for the Company’s products in a number of foreign markets and currently expects an increase in sales to foreign distributors during the upcoming twelve months. However, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars.
Cost of sales as a percent of net sales increased from 60.0% to 67.6% and from 56.2% to 60.0% for the years ended March 31, 2006 and 2005, respectively. This was partially a result of the downward price pressures in the market place, increased sales to chain customers and those with quantity pricing arrangements, and a change in the product mix, as the TOTAL O2 system has a lower gross profit margin than conservers. We currently expect continued downward price pressure for the foreseeable future. In accordance with the Company’s policy to provide a reserve against excess or slow-moving inventory, in March 2006 the Company established a $739, 000 reserve against certain slow-moving inventories related to its SAGE Oxygen Therapeutic Device. In the latter part of fiscal 2005, the Company had a significant inventory build up to fill certain customer orders and anticipated customer orders. Certain of these orders did not materialize. Prior to the application of the reserve, the book value of the SAGE inventory was approximately $1,484,000. Based on the rate of sales for this inventory during the past twelve months, the Company concluded that a reserve was appropriate. Sales of the SAGE inventory continue, and the Company intends to continue to market and support the SAGE Oxygen Therapeutic Device in the future.
Selling, general, and administrative expenditures increased from 28.6% to 30.4% of net sales for the year ended March 31, 2006 as compared to the same period in the prior year primarily due to the decrease in domestic sales. Selling, general, and administrative expenditures decreased from 33.5% to 28.6% of net sales for the year ended March 31, 2005, as compared to the same period in the prior year. The Company’s ongoing cost reduction efforts have helped align staffing and operating expenses more closely with current sales expectations, but were offset, to some extent, by growth in the Company’s sales force. Research and development expenses increased by $101,000 and $181,000 for the years ended March 31, 2006 and 2005, respectively, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $1,500,000 in the fiscal year ending March 31, 2007, on projects to enhance and expand the Company’s product line.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Based on current earnings performance and projections, a valuation allowance of $13,000 has been placed on the portion of the California net operating loss expiring in 2007. The Company has total California net operating loss carryforwards of $2,424,000 of which $606,000 expires in 2007, $488,000 in 2006, and the remaining balance expires in 2013.
Financial Condition
At March 31, 2006, the Company had cash totaling $935,000 or 6.6% of total assets as compared to $177,000 or 1.1% at March 31, 2005. The increase in the Company’s cash balance is due to a large payment against an accounts receivable balance in existence at March 31, 2005 received early in fiscal year 2006, as well as the utilization of inventory balances on hand. Net working capital decreased from $10,393,000 at March 31, 2005, to $9,806,000 at March 31, 2006. Net accounts receivable decreased $525,000 during the year ended March 31, 2006, due to the decrease in sales. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories decreased $2,131,000, while cash increased by $758,000. These changes resulted in large part from a significant inventory build up in the latter part of fiscal 2005 to fill certain customer orders and

Managements’ Discussion and Analysis of Financial
Condition and Results of Operation
anticipated customer orders of the SAGE device. Certain of these orders did not materialize or were deferred. In March 2006, the Company established a $739,000 reserve against slow-moving inventories related to the build up and utilized inventories on hand during the year. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received and new products are introduced. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.
The Company depends primarily upon its cash flow from operations to meet its capital requirements. Historically, the Company’s cash flow from operations has fluctuated significantly, primarily as a result of changes in inventory, accounts receivable, and accounts payable. Cash derived from operations will depend on the ability of the Company to maintain profitable operations and the timing of increases in receivables and inventories.
Historically, the Company has financed its inventory requirements out of cash flow, and it has not sought to finance its accounts receivable. In December 2005, the Company entered into a $1 million line of credit agreement. The line of credit was established in order to fund anticipated capital expenditures. As of March 31, 2006, there were no borrowings under the line of credit. Advances under the line of credit bear interest at the bank’s prime rate (7.75% at March 31, 2006) and are secured by inventories and accounts receivable. Under the terms of the credit agreement, the Company is required to maintain a specific working capital, net worth, profitability levels, and other specific ratios. In addition, if advances were outstanding, the agreement would prohibit the payment of cash dividends and contains certain restrictions on the Company ability to borrow money or purchase assets or interests in other entities without prior written consent of the bank. At March 31, 2006, the Company was not in compliance with certain of the covenants related to profitability and is currently negotiating changes to the line of credit agreement. The Company expects capital expenditures during the next twelve months to be approximately $525,000 and believe that cash balance and funds derived from operations will be adequate to meet the Company’s near-term cash requirements.
The following table aggregates all of the Company’s material contractual obligations as of March 31, 2006:

	Payments Due By Period
Contractual		Less than 1	1-3	3-5	After 5
Cash Obligations	Total	Year	Years	Years	Years
Operating lease obligations	$1,008,000	$441,000	$567,000	—	—
Minimum royalty obligations	$3,070,000	$523,000	$1,590,000	$882,000	$75,000
Employee obligations	$480,000	$160,000	$320,000	—	—
Capital lease obligations	$11,000	$7,000	$4,000	—	—
Operating lease commitments consist primarily of a real property lease for the Company’s corporate office, as well as minor equipment leases. Payments for these lease commitments are provided for by cash flows generated from operations. Please see Note 8 to the financial statements.
Employee obligations consist of an employment agreement (the “Employment Agreement”) with Thomas E. Jones Chairman of the Board of Directors. The Employment Agreement does not have a specific term and provides for a base salary of $160,000 per year, which is subject to annual review of the Board of Directors. The Employment Agreement may be terminated at any time by the Company, with or without cause, and may be terminated by Mr. Jones upon 90-days’ notice. If Mr. Jones resigns or is terminated for cause (as defined in the Employment Agreement), he is entitled to receive only his base salary and accrued vacation through the effective date of his resignation or termination. If Mr.Jones is terminated without cause, he is entitled to receive a severance benefit in accordance with the Company’s Severance and Change of Control Plan, or if not applicable, a severance benefit equal to 200% of his salary and incentive bonus for the prior fiscal year. In estimating its contractual obligation, the Company has assumed that Mr. Jones will voluntarily retire at the end of the year he turns 65 and that no severance benefit will be payable. This date may not represent the actual date the Company’s payment obligations under the Employment Agreement are extinguished.
The Company does not have any outstanding debt and is not subject to any covenants or contractual restrictions limiting its operations with the exception of those required by its line of credit agreement indicated above. The Company has not adopted any programs that provide for post-employment retirement benefits; however, it has on occasion provided such benefits to individual employees. The Company does not have any off-balance sheet arrangements with any special purpose entities or any other parties, does not enter into any transactions in derivatives, and has no material transactions with any related parties.
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
Inventories – the Company provides a reserve against inventories for excess and slow-moving items. The amount of the reserve is based on an analysis of the inventory turnover for individual items in inventory. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.
Intangible and long-lived assets – The Company assesses whether or not there has been an impairment of intangible and long-lived assets in evaluating the carrying value of these assets. Assets are considered impaired if the carrying value is not recoverable over the useful life of the asset. If an asset is

Managements’ Discussion and Analysis of Financial
Condition and Results of Operation
considered impaired, the amount by which the carrying value exceeds the fair value of the asset is written off. The likelihood of a material change in the Company’s reported results is dependent on each asset’s ability to continue to generate income, loss of legal ownership or title to an asset, and the impact of significant negative industry or economic trends.
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
New Products
The Company’s future growth in the near term will depend in significant part upon its ability to successfully introduce new products. In recent years the Company has introduced the OXYMATIC 400 series, the SEQUOIA, LOTUS and CYPRESS OXYPneumatic conservers, and the TOTAL O2 Delivery System and in May 2004 introduced the SAGE Oxygen Therapeutic Device. The Company is currently developing additional new products. The success of the Company’s products will depend upon the health care community’s perception of such products’ capabilities, clinical efficacy, and benefit to patients, as well as obtaining timely regulatory approval for new products. In addition, prospective sales will be impacted by the degree of acceptance achieved among home care providers and patients requiring supplementary oxygen. As with any product, the Company’s ability to successfully promote new products cannot be determined at this time.
Consolidation of Home Care Industry — Dependence on Key Customers
The home health care industry is undergoing significant consolidation. As a result, the market for the Company’s products is increasingly influenced by major national chains. Four major national chains accounted for 43% of the Company’s net sales during the year ended March 31, 2006, down from 53% in the prior year. One customer accounted for 36% of our sales in the year ended March 31, 2006 and 2005. Future sales may be increasingly dependent upon a limited number of customers, which may result in continuing downward pressure on our average selling price due to quantity pricing. Moreover, our dependence on a limited number of significant customers increases the risk that our financial performance will be adversely affected if one or more of these customers reduce their purchases of our products or terminate their relationship with the Company.
Competition
CHAD’s success in the early 1990s has drawn competition to vie for a share of the home oxygen market. These new competitors include both small and very large companies. While the Company believes the quality of its products and its established reputation will continue to be a competitive advantage, some competitors have successfully introduced lower-priced products that do not provide oxygen conserving capabilities comparable to the Company’s products. Most of these competitors have greater capital resources than the Company. No assurance can be given that increased competition in the home oxygen market will not have an adverse affect on the Company’s operations.
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
Potential Changes in Administration of Health Care
A number of bills proposing to regulate, control or alter the method of financing health care costs have been discussed, and certain such bills have been introduced in Congress, including various proposals for competitive bidding and various state legislatures. Because of the uncertain state of health care proposals, it is not meaningful at this time to predict the effect on the Company if any of these proposals is enacted.
Approximately 80% of home oxygen patients are covered by Medicare and other government programs. Federal law has altered the payment rates available to providers of Medicare services in various ways during the last several years. In November of 2003, Congress enacted the Medicare Improvement and Modernization Act, which is resulting in changes and reductions in home oxygen reimbursement over the next several years. In February 2006, reimbursement procedures were again modified, resulting in ownership of equipment being transferred to the patient after 36 months. These changes in reimbursement will cause increased downward pressure on the average selling price of the Company’s products.

Managements’ Discussion and Analysis of Financial
Condition and Results of Operation
Protection of Intellectual Property Rights
The Company pursues a policy of protecting its intellectual property rights through a combination of patents, trademarks, trade secret laws, and confidentiality agreements. The Company considers the protection of its proprietary rights and the patentability of its products to be significant to the success of the Company. To the extent that the products to be marketed by the Company do not receive patent protection, competitors may be able to manufacture and market substantially similar products. Such competition or claims that the Company’s products infringe the patent rights of others could have an adverse impact upon the Company’s business.
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
Accounting Standards
In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 151 (“Inventory Costs”), an amendment of ARB No. 43, Chapter 4. The statement clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage and requires those items to be expensed when incurred. SFAS 151 is applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined if the adoption of this standard will have a significant impact on its financial statements.
In December 2004, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard (“SFAS”) No. 123R (“Share-Based Payment”). SFAS 123R requires the Company to recognize compensation expense based on the fair value of equity instruments awarded to employees. We will adopt SFAS 123R on April 1, 2006.
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

Quarter Ended	High	Low
June 30, 2004	4.39	4.12
September 30, 2004	4.40	4.26
December 31, 2004	5.50	5.35
March 31, 2005	3.70	3.10
June 30, 2005	3.87	3.62
September 30, 2005	3.81	3.71
December 31, 2005	3.60	3.36
March 31, 2006	2.90	2.50
As of June 12, 2006, there were approximately 223 shareholders of record and approximately 2,000 beneficial owners of the Company’s common stock. No cash dividends have been paid on the common stock.
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
SAMUEL PATTON
Vice President, Quality Assurance
and Regulatory Affairs
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