Form 10-K/A, Exhibit 13
period 2007-03-31
CHAD THERAPEUTICS INC
filed 2007-09-14
CIK 713492

EXHIBIT 13.1
Selected Financial Data

Selected Financial Data	Years Ended March 31,
	2007	2006	2005	2004	2003

Net sales	$18,981,000	$22,354,000	$24,287,000	$21,541,000	$19,541,000
Interest income, net	57,000	20,000	39,000	22,000	20,000
Net earnings (loss)	(3,414,000)	(673,000)	1,811,000	1,001,000	(433,000)
Basic earnings (loss) per share	(.34)	(.07)	.18	.10	(.04)
Diluted earnings (loss) per share	(.34)	(.07)	.17	.10	(.04)
Net working capital	7,266,000	9,806,000	10,393,000	9,175,000	8,224,000
Total assets	11,748,000	14,356,000	15,790,000	13,043,000	12,105,000
Shareholders’ equity	9,094,000	12,395,000	13,024,000	11,153,000	10,100,000
No cash dividends have been declared or paid during the periods presented.

Balance Sheets

	March 31,
	2007	2006
Assets
Current assets:
Cash	$375,000	$935,000
Accounts receivable, less allowance for doubtful accounts of $38,000 and $52,000 in 2007 and 2006, respectively	2,376,000	3,220,000
Income taxes refundable	291,000	383,000
Inventories (Note 2)	6,557,000	6,381,000
Prepaid expenses and other assets	321,000	178,000
Deferred income taxes (Note 3)	—	666,000

Total current assets	9,920,000	11,763,000

Property and equipment, at cost:
Office equipment and furniture	1,787,000	1,761,000
Machinery and equipment	969,000	954,000
Tooling	1,531,000	1,489,000
Leasehold improvements	1,899,000	1,897,000

	6,186,000	6,101,000
Less accumulated depreciation and amortization	5,501,000	5,151,000

Net property and equipment	685,000	950,000

Intangible assets, net (Note 4)	1,107,000	972,000
Deferred income taxes (Note 3)	—	600,000
Other assets	36,000	71,000

	$11,748,000	$14,356,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,282,000	$522,000
Accrued expenses (Note 7)	1,372,000	1,435,000

Total current liabilities	2,654,000	1,957,000

Other liabilities	—	4,000
Commitments (Note 8)

Shareholders’ equity (Note 5):
Common shares, $0.01 par value Authorized 40,000,000 shares; 10,180,000 and 10,158,000 shares issued and outstanding	13,526,000	13,413,000
Accumulated deficit	(4,432,000)	(1,018,000)

Shareholders’ equity	9,094,000	12,395,000

	$11,748,000	$14,356,000

See accompanying notes to financial statements.

Statement of Operations

	Years Ended March 31,
	2007	2006	2005
Net sales	$18,981,000	$22,354,000	$24,287,000
Cost of sales	13,677,000	15,113,000	14,581,000

Gross profit	5,304,000	7,241,000	9,706,000
Costs and expenses:
Selling, general and administrative	6,323,000	6,788,000	6,947,000
Research and development	1.466,000	1,574,000	1,473,000

Total costs and expenses	7,789,000	8,362,000	8,420,000

Operating income (loss)	(2,485,000)	(1,121,000)	1,286,000
Interest income, net	57,000	20,000	39,000
Other income (expense)	6,000	(3,000)	2,000

Earnings (loss) before income taxes	(2,422,000)	(1,104,000)	1,327,000
Income tax expense (benefit) (Note 3)	992,000	(431,000)	(484,000)

Net earnings (loss)	$(3,414,000)	$(673,000)	$1,811,000

Basic earnings (loss) per share	$(.34)	$(.07)	$.18

Diluted earnings (loss) per share	$(.34)	$(.07)	$.17

Weighted shares outstanding:
Basic	10,170,000	10,146,000	10,122,000
Diluted	10,170,000	10,146,000	10,625,000

See accompanying notes to financial statements.

Statements of Shareholders’ Equity
For the years ended March 31, 2007,
2006, and 2005

	Common Shares		Accumulated
	Shares	Amount	Deficit

Balance at March 31, 2004	10,096,000	$13,309,000	$(2,156,000)

Exercise of stock options	38,000	60,000	—

Net earnings	—	—	1,811,000

Balance at March 31, 2005	10,134,000	13,369,000	(345,000)

Exercise of stock options	24,000	29,000	—

Tax benefit from exercise of non-qualified stock options	—	15,000	—

Net loss	—	—	(673,000)

Balance at March 31, 2006	10,158,000	13,413,000	(1,018,000)

Stock based compensation — options	—	33,000	—

Stock based compensation — restricted stock	22,000	80,000	—

Net loss	—	—	(3,414,000)

Balance at 3/31/07	10,180,000	$13,526,000	$(4,432,000)

See accompanying notes to financial statements.

Statements of Cash Flows

	Years Ended March 31,
	2007	2006	2005
Cash flows from operating activities:
Net earnings (loss)	$(3,414,000)	$(673,000)	$1,811,000
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	350,000	418,000	378,000
Amortization of intangibles	42,000	40,000	39,000
Provision for losses on receivables	(14,000)	13,000	(31,000)
Loss on asset disposition	—	12,000	—
Tax benefit attributable to stock options	—	15,000	—
Decrease (increase) in deferred income taxes	1,266,000	(237,000)	(805,000)
Stock based compensation	113,000	—	—
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	858,000	512,000	(803,000)
Decrease (increase) in inventories	(176,000)	2,131,000	(3,523,000)
Decrease (increase) in income taxes refundable	92,000	(383,000)	—
Decrease (increase) in prepaid expenses and other assets	(108,000)	85,000	(70,000)
Increase (decrease) in accounts payable	767,000	(681,000)	694,000
Increase (decrease) in accrued expenses	(63,000)	65,000	185,000
Increase (decrease) in income taxes payable		(200,000)	(3,000)

Net cash provided by (used in) operating activities	(287,000)	1,117,000	(2,128,000)

Cash flows from investing activities:
Additions to intangible assets	(177,000)	(210,000)	(112,000)
Capital expenditures	(85,000)	(175,000)	(351,000)

Net cash used in investing activities	(262,000)	(385,000)	(463,000)

Cash flows from financing activities:
Exercise of stock options	—	29,000	60,000
Other liabilities	(11,000)	(3,000)	—

Net cash provided by financing activities	(11,000)	26,000	60,000

Net increase (decrease) in cash	(560,000)	758,000	(2,531,000)

Cash beginning of year	935,000	177,000	2,708,000

Cash end of year	$375,000	$935,000	177,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$—	$348,000	$325,000
Acquisition of capital assets through capital lease	$—	$14,000	$—

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
Fair Value of Financial Instruments
The carrying amounts of financial instruments approximate fair value as of March 31, 2007 and 2006. The carrying amounts related to cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the relatively short maturity of such instruments.
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
Valuation of Accounts Receivable
The Company makes judgements as to the collectibility of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for doubtful accounts, management reviews specific customer risk and the Company’s accounts receivable aging.
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
Revenue Recognition
Revenue from product sales is recognized upon shipment of merchandise when title and risk of loss transfers to the customer and the earnings process is complete. Products are shipped FOB shipping point and title to the products transfers to the purchaser upon shipment. Under a sales-type lease agreement, revenue is recognized at the time of shipment with interest income recognized over the life of the lease. Shipping charges billed to customers are included in net sales. Allowances for customer returns have not been established, as historically customer return experience has been minor. Costs paid to shipping companies are recorded as a cost of sales.
Comprehensive Income (Loss)
The Company did not have components of other comprehensive income other than its net earnings (loss) during the periods ended March 31, 2007, 2006, and 2005. As a result, comprehensive income (loss) is the same as net earnings (loss) for the periods ended March 31, 2007, 2006, and 2005.
Royalty Expense
The Company charges royalties incurred on product licenses to costs of sales.
Earnings (Loss) Per Common Share
Following is a calculation of basic and diluted earnings (loss) per common share for the years ended March 31, 2007, 2006, and 2005, respectively:

	2007	2006	2005
Basic earnings (loss) per share Numerator — net earnings (loss)	$(3,414,000)	$(673,000)	$1,811,000
Denominator — weighted common shares outstanding	10,170,000	10,146,000	10,122,000

Basic earnings (loss) per share	$(.34)	$(.07)	$.18

Diluted earnings (loss) per share Numerator — net earnings (loss)	$(3,414,000)	$(673,000)	$1,811,000
Denominator — weighted common shares outstanding	10,170,000	10,146,000	10,122,000
Diluted potential common shares	—	—	503,000

	10,170,000	10,146,000	10,625,000

Diluted earnings (loss) per share	$(.34)	$(.07)	$.17

Options to purchase 904,000, 945,000, and 128,000 shares of common stock at prices ranging from $.50 to $11.50 and from $5.00 to $12.54 per share were not included in the computation of diluted earnings per share in 2007, 2006, and 2005, respectively, because their inclusion would have been anti-dilutive.
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

Notes to Financial Statements

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
Major Customer

	2007	2006	2005
Customer A**	41.3%	36.0%	35.8%
Customer B**	*	*	10.8%
Customer C	*	11.0%	*

*	Indicates sales less than 10% of the Company’s net sales.

**	Indicates national chain customer.
The Company’s customers are affected by Medicare reimbursement policy as approximately 80% of home oxygen patients are covered by Medicare and other government programs.
Concentration of Credit Risk
At times the Company maintains balances of cash that exceed $100,000 per account, the maximum insured by the Federal Deposit Insurance Corporation. The Company’s right to the cash is subject to the risk that the financial institution will not pay when the cash is requested. The potential loss is the amount in any one account over $100,000 and/or all funds in the interest bearing account. At March 31, 2007, the amount at risk was approximately $275,000.
At March 31, 2007 and 2006, significant accounts receivable balances were as follows:

	2007	2006
Customer A**	41.0%	25.4%
Customer B	*	21.6%
Customer C**	12.6%	*

*	Indicates accounts receivable balance less than 10% of gross accounts receivable.

**	Indicates national chain customer.
Stock Option Plan
On April 1, 2006, the Company adopted Statement of Financial Accounting Standards 123R, “Share-Based Payment,” which revised SFAS 123, “Accounting for Stock-Based Compensation.” The Company adopted FAS 123R using the modified prospective transition method. Previously, the Company had followed Accounting Principles Board Opinion No. 25, accounting for stock issues to employees, and accounting for employee stock options at intrinsic value. Accordingly, during the year ended March 31, 2007, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of April 1, 2006, as if the fair value method required for pro forma disclosure under FAS 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. For stock- based awards granted after April 1, 2006, the Company will recognize compensation expense based on the estimated grant date fair value method using the Black-Scholes valuation model. For these awards, the Company will recognize compensation expense using a straight-line method. As FAS 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for year ended March 31, 2007, has been reduced for estimated forfeitures. For the year ended March 31, 2007, stock-based compensation expense of $113,000 was recorded to selling, general, and administrative expenses. Of the $113,000 in stock-based compensation, $33,000 related to FAS 123R option expense with the remaining $80,000 related to restricted stock issued to directors that vested April 1, 2006 and March 31, 2007. Due to the prospective adoption of SFAS No.123R, results for prior period have not been restated.
The Company has an equity incentive plan (the “Plan”) for key employees as defined under Section 422(A) of the Internal Revenue Code. The Plan provides that 750,000 common shares be reserved for issuance under the Plan, which expires on September 8, 2014, of which approximately 720,000 were available for future grant at March 31, 2007. In addition, the Plan provides that non-qualified options can be granted to directors and independent contractors of the Company. Stock options are granted with an exercise price equal to the market value of a share of the Company’s stock on the date of the grant. Historically, grants to non-employee directors have vested over two years, while the majority of grants to employees have vested over two to five years of continuous service. In fiscal year 2006, 40,000 options were issued with vesting periods less than one year. All options granted to date have ten-year contractual terms from the date of the grant.
The fair value of each stock option award is estimated on the date of the grant using the Black-Scholes option valuation model. Expected volatility is based on the historical volatility of the Company’s stock. No expected dividend yield is used since the Company has not historically declared or paid dividends and no dividends are expected in the foreseeable future. The risk-free interest rate is based on the U.S. treasury yield curve on the grant date for the expected term of the option. The Company did not grant any stock options during the year ended March 31, 2007. The following weighted-average assumptions were used in calculating the fair value of stock options granted during the year ended March 31, 2006, using the Black-Scholes option valuation model:

Expected life (in years)	8.0
Expected volatility factor	79.0%
Risk free interest rate	4.3%
Dividend yield	0.0
Forfeiture rate	4.0%
A summary of stock option activity as of and for the year ended March 31, 2007, is presented below:

			Remaining
		Exercise	Contractual
		Price Per	Term
	Shares	Share	(in years)

Outstanding at March 31, 2006	945,000	$2.22
Granted	—	—
Exercised	—	—
Forfeited or expired	41,000	4.99

Outstanding at March 31, 2007	904,000	$2.09	4.06

As of March 31, 2007
Exercisable	892,000	$2.13	4.1
Vested and expected to vest	902,000	$2.14	4.1

The Company granted 25,000 options at $3.45 per share on July 28, 2005, and 15,000 options at $3.35 per share on August 2, 2005. The options were granted at the market price on the day of grant, and fully vested six months subsequent to the grant date. In addition, there were 26,000 options exercised at prices ranging from $.50 to $3.75 in the year ended March 31, 2006. No options were granted or exercised during fiscal year 2007.
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock at March 31, 2007, for the options that were in-the- money at March 31, 2007. As of March 31, 2007, there was approximately $10,000 of unrecognized compensation cost related to unvested stock-based

Notes to Financial Statements

compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 9 months. Prior to the adoption of FAS 123R, the Company provided the disclosures required under FAS 123, as amended by FAS No. 148, “Accounting for Stock- Based Compensation — Transitions and Disclosures.” Employee stock-based compensation expense recognized under FAS 123R was not reflected in our results of operations for the year ended March 31, 2006, as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of the grant. The pro forma information for the years ended March 31, 2006 and 2005, is as follows:

	Year Ended March 31,
	2006	2005
Net earnings (loss), as reported	$(673,000)	$1,811,000
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(128,000)	(108,000)

Pro forma net earnings (loss)	$(801,000)	$1,703,000

Earnings (loss) per share:
Basic — as reported	$(.07)	$.18
Basic — pro forma	(.08)	.17
Diluted — as reported	(.07)	.17
Diluted — pro forma	$(.08)	$.16
Segment Information
The Company operates in one segment, the respiratory care market.
Reclassifications
The Company added provisions for losses on receivables and amortization of intangibles to its statements of condensed cash flows.
(2) Inventories
At March 31, 2007 and 2006, inventories consisted of the following:

	2007	2006
Finished goods	$1,841,000	$1,706,000
Work in process	2,240,000	1,234,000
Raw materials and supplies	2,476,000	3,441,000

	$6,557,000	$6,381,000

(3) Income Taxes
Income tax expense (benefit) for fiscal 2007, 2006, and 2005 consisted of the following:

	2007	2006	2005
Current:
Federal	$(282,000)	$(217,000)	$307,000
State	8,000	7,000	15,000

	(274,000)	(210,000)	322,000

Deferred:
Federal	837,000	(149,000)	(466,000)
State	429,000	(72,000)	(340,000)

	1,266,000	(221,000)	(806,000)

Total	$992,000	$(431,000)	$(484,000)

A reconciliation of the difference between the Company’s income tax expense (benefit) and the statutory income tax for the years ended March 31, 2007, 2006, and 2005, respectively, is as follows:

	2007	2006	2005
Statutory tax expense (benefit)	$(825,000)	$(375,000)	$451,000
State income tax, net	(57,000)	(51,000)	72,000
Valuation allowance	1,858,000	9,000	(1,004,000)
Warranty and other	16,000	(14,000)	(3,000)

	$992,000	$(431,000)	$(484,000)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at March 31, 2007 and 2006 are presented as follows:

	2007	2006
Bad debt reserves	$15,000	$21,000
Accrued expenses	286,000	263,000
Inventories	426,000	344,000
Depreciation and amortization	245,000	241,000
Intangible assets	191,000	261,000
Net operating loss	860,000	147,000
Other	23,000	2,000

Total deferred tax assets	2,046,000	1,279,000
Deferred tax liabilities:
Valuation allowance	(2,046,000)	(13,000)

Net deferred tax assets	$—	$1,266,000

The Company has Federal net operating loss carryforwards of $1,459,000 expiring in 2027 and California net operating loss carryforwards of $3,442,000 expiring in 2013. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At March 31, 2007, the Company’s deferred tax assets are fully offset by a valuation allowance. The Company will carryback Federal net operating losses of $894,000 to prior years, which will generate $281,000 in refundable federal income tax payments.
(4) Intangible Assets
Intangible assets include amounts paid for licenses on new and existing products. License fees are being amortized using the straight-line method over the life of the related patents. Accumulated amortization on the license fees amounted to $138,000 and $96,000 at March 31, 2007 and 2006, respectively. Annual amortization on intangible assets currently in service will be $42,000 for each of the next five years. Intangible assets were $1,107,000 and $972,000, and amortization expense was $42,000 and $40,000 at March 31, 2007 and 2006, respectively.
(5) Shareholders’ Equity
The Company has an equity incentive plan (the “Plan”) for key employees as defined under Section 422(A) of the Internal Revenue Code. The Plan provides that 750,000 common shares be reserved for issuance under the Plan, which expires on September 8, 2014. In addition, the Plan provides that non-qualified options can be granted to directors and independent contractors of the Company. Transactions involving the equity plan and the 1994 stock option plan, which expired in 2004, are summarized as follows:

Notes to Financial Statements

		Weighted
		Average
	Option	Price
	Shares	Per Share
Incentive options:

Outstanding — March 31, 2004	779,000	2.37
Cancelled	(13,000)	2.51
Exercised	(17,000)	1.02
Expired	(83,000)	8.19

Outstanding — March 31, 2005	666,000	1.98
Cancelled	(7,000)	3.33
Granted	40,000	3.41
Exercised	(24,000)	1.16

Outstanding — March 31, 2006	675,000	2.10

Cancelled	(28,000)	3.42

Outstanding — March 31, 2007	647,000	$2.02

Exercisable — March 31, 2007	635,000	$2.01

Non-qualified options:

Outstanding — March 31, 2004	322,000	4.30
Cancelled	(41,000)	8.33
Granted	55,000	3.71
Exercised	(21,000)	2.07
Expired	(6,000)	5.18

Outstanding — March 31, 2005	309,000	3.83
Expired	(39,000)	11.88

Outstanding — March 31, 2006	270,000	9.56
Cancelled	(5,000)	3.90
Expired	(8,000)	11.50

Outstanding — March 31, 2007	257,000	2.26

Exercisable — March 31, 2007	249,000	$2.26

At March 31, 2007, information regarding outstanding options is summarized as follows:

	Range of Exercise Prices
	$.50-6.69	$7.62-12.54

Number outstanding	896,000	8,000
Weighted average remaining life (yrs.)	4.1	1.0
Weighted average exercise price	$2.01	$7.62
Number exercisable	884,000	8,000
Weighted average exercise price	$2.08	$7.62
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
(7) Accrued Expenses
Accrued expenses consist of the following:

	2007	2006
Accrued royalties	$301,000	$267,000
Accrued vacation	216,000	205,000
Warranty reserve	163,000	139,000
Payroll and incentive compensation	102,000	86,000
Accrued inventory in transit	200,000	175,000
Customer deposits	103,000	152,000
Accrued extended warranty	91,000	95,000
Other	196,000	316,000

	$1,372,000	$1,435,000

(8) Commitments
The Company is currently leasing its administrative and plant facilities and certain office equipment under noncancelable operating leases which expire through June 2008. Rent expense amounted to $571,000, $570,000, and $577,000 for the years ended March 31, 2007, 2006, and 2005, respectively. The Company is also responsible for common area maintenance costs, including taxes, insurance, and other maintenance costs.
The Company has minimum annual royalty requirements pursuant to the terms of license agreements related to certain products in the amount of $515,000. Annual royalty expense on all products amounted to $559,000, $542,000 and $552,000 for the years ended March 31, 2007, 2006, and 2005, respectively. License agreements with minimum annual royalty requirements are in place through fiscal year 2016.
Employee obligations consist of an employment agreement (the “Employment Agreement”) with Thomas E. Jones, Chairman of the Board of Directors. The Employment Agreement does not have a specific term and provides for a base salary of $160,000 per year, which is subject to annual review by the Board of Directors. The Employment Agreement may be terminated at any time by the Company, with or without cause, and may be terminated by Mr. Jones upon 90 days’ notice. If Mr. Jones resigns or is terminated for cause (as defined in the Employment Agreement), he is entitled to receive only his base salary and accrued vacation through the effective date of his resignation or termination. If Mr. Jones is terminated without cause, he is entitled to receive a severance benefit in accordance with the Company’s Severance and Change of Control Plan, or if not applicable, a severance benefit equal to 200% of his salary and incentive bonus for the prior fiscal year. In estimating its contractual obligation, the Company has assumed that Mr. Jones will voluntarily retire at the end of the year he turns 65 and that no severance benefit will be payable. This date may not represent the actual date the Company’s payment obligations under the Employment Agreement are extinguished.
In March 2007, the Company entered into a one-year factoring arrangement which provides for the sale of certain of the Company’s accounts receivable up to $1,500,000. Assignments under the agreement bear interest at the bank’s prime rate plus 2% to 3% depending on the total accounts receivable balance assigned. The Company has a minimum monthly interest payment of $6,000 beginning in April 2007.
In the second quarter of fiscal year 2006, the Company entered into a capital lease agreement for certain plant equipment totaling $14,000, with annual lease payments of $7,000, a fixed interest rate of 7%, and a purchase option at lease end in September 2007. Amortization of plant equipment under capital leases will be included in depreciation expense.
The following table aggregates all of the Company’s material contractual obligations as of March 31, 2007:

Notes to Financial Statements

	Operating Lease	Minimum Royalty		Capital Lease
	Obligation	Obligation	Employee Obligations	Obligations	Factoring Agreement
2008	$459,000	$530,000	$160,000	$4,000	$72,000
2009	118,000	530,000	200,000	—	—
2010	2,000	530,000	—	—	—
2011	—	447,000	—	—	—
2012	—	30,000	—	—	—
Thereafter	$—	$105,000	$—	$—	$—
The Company is involved in certain legal actions resulting from the ordinary course of business. The Company believes the ultimate outcome of the legal actions will not have a material adverse impact on the Company’s financial statements as a whole.
(9) Geographic Information
The Company has one reportable operating segment as defined in Note 1. Geographic information regarding the Company’s net sales is as follows:

	2007	2006	2005

United States	$15,795,000	$17,996,000	$22,912,000
Canada	174,000	193,000	306,000
Japan	346,000	506,000	405,000
Europe	2,054,000	3,337,000	418,000
Indonesia	271,000	42,000	20,000
All other countries	341,000	280,000	226,000

	$18,981,000	$22,354,000	$24,287,000

All long-lived assets are located in the United States.
Sales of OXYMATIC® and CYPRESS conservers accounted for 69%, 70% and 73% of the Company’s net sales for the years ended March 31, 2007, 2006, and 2005, respectively.
(10) Valuation and Qualifying Accounts and Reserves
The following is the Company’s schedule of activity in the valuation and qualifying accounts and reserves for the years ended March 31, 2007, 2006, and 2005:

	Balance at	Charged to Costs		Balance at End of
	Beginning of Year	and Expenses	Deductions	Year
Allowance for doubtful accounts:
2005	$68,000	—	29,000	$39,000
2006	39,000	28,000	15,000	52,000
2007	$52,000	27,000	41,000	$38,000

Warranty reserve:
2005	$103,000	57,000	51,000	$109,000
2006	109,000	64,000	34,000	139,000
2007	$139,000	46,000	22,000	$163,000
(11) Quarterly Financial Data (Unaudited)
The following table presents summarized, unaudited, quarterly financial data for 2007 and 2006:

				Diluted
				Earnings
		Gross	Net	Loss
	Revenue	Profit	Loss	Per Share
2007
First quarter	$5,476,000	$1,814,000	$(116,000)	$(.01)
Second quarter	4,983,000	1,617,000	(307,000)	(.03)
Third quarter	4,307,000	1,059,000	(435,000)	(.04)
Fourth quarter	4,215,000	814,000	(2,556,000)	(.26)

Year	$18,981,000	$5,304,000	$(3.414.000)	$(.34)

2006
First quarter	$5,895,000	$2,101,000	$(42,000)	$.00
Second quarter	5,375,000	1,781,000	(210,000)	(.02)
Third quarter	5,907,000	2,101,000	39,000	.00
Fourth quarter	5,177,000	1,258,000	(460,000)	(.05)

Year	$22,354,000	$7,241,000	$(673,000)	$(.07)

(12) Accounting Standards.
In June 2006, the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” The EITF provides guidance on the proper presentation of tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and requires disclosure of the Company’s accounting policy decision. The consensus becomes effective for periods beginning after December 15, 2006. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Interpretation No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In September 2006, the Financial Accounting Standards Board issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The requirements are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The implementation of this interpretation did not have a significant impact on the Company’s financial statements.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 157 “Share-Based Payment.” SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 applies only to fair-value measurements that are already required or permitted by other accounting standards. The Statement is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 158 “Employer’s Account for Defined Benefit Pension and Other Post-retirement Plans.” SFAS 158 requires employers to recognize on their balance sheets the funded status of pension and other post-retirement benefit plans as of December 31, 2006, for calendar-year public companies. SFAS 158 will also require fiscal-year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The Company does not have a defined benefit pension plan, nor does it have any other post-retirement plans and therefore does not anticipate a significant impact to its financial statements upon implementation.

Audit Report
The Board of Directors
and Shareholders
CHAD Therapeutics, Inc.
We have audited the accompanying balance sheet of CHAD Therapeutics, Inc. as of March 31, 2007, and the related statement of operations, stockholders’ equity, and cash flows for the year ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants
Encino, California
May 25, 2007

Report of Independent Registered Public Accounting Firm
The Board of Directors
and Shareholders
CHAD Therapeutics, Inc.
We have audited the accompanying balance sheet of CHAD Therapeutics, Inc. as of March 31, 2006, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHAD Therapeutics, Inc. as of March 31, 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
KPMG LLP
Los Angeles, California
May 5, 2006

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
Overview
The Company develops, assembles and markets medical devices that furnish supplementary oxygen to home health care patients. The Company was a pioneer in developing oxygen conserving devices that enhance the quality of life for patients by increasing their mobility and, at the same time, lowering operating costs by achieving significant savings in the amount of oxygen actually required to properly oxygenate patients. The market for oxygen conserving devices has been, and continues to be, significantly affected by increased competition, consolidation among home oxygen providers, and revisions (and proposed revisions) in governmental reimbursement policies. All of these factors, as described more fully below, have contributed to a more difficult market for the Company’s products.
The procedures for reimbursement by Medicare for home oxygen services provide a prospective flat-fee monthly payment based solely on the patient’s prescribed oxygen requirement. Beginning January 1, 2006, the reimbursement procedures have been modified to provide that title for the equipment being used by a patient transfers to the patient after 36 months. Under this system, inexpensive concentrators have grown in popularity because of low cost and less frequent servicing requirements. At the same time, oxygen conserving devices, such as the Company’s products, have also grown in popularity due to their ability to extend the life of oxygen supplies and reduce service calls by home care providers, thereby providing improved mobility for the patient and cost savings for home care providers. However, the uncertainties created by the new reimbursement procedures have adversely affected the market for our products by causing many home health care providers to delay product purchases as they seek to assess the impact of the new procedures and revisions.
On January 1, 2007, new rates that include a new reimbursement category for transfilling systems, like the Company’s TOTAL O2® Delivery System, became effective. These new rates may have a positive impact on the market for these types of devices. However, in 2003 Congress enacted the Medicare Improvement and Modernization Act, which mandates that the monthly fees that homecare providers receive for servicing oxygen patients will be subject to competitive bidding. The current schedule is that this process wil first be implemented in ten major markets on April 1, 2008. Continuing concern among home care providers about the potential impact of these changes in reimbursement may affect demand for the Company’s products.
In addition, other changes in the health care delivery system, including the increase in the acceptance and utilization of managed care, have stimulated a significant consolidation among home care providers. Major national and regional home medical equipment chains have continued to expand their distribution networks through the acquisition of independent home care providers in strategic areas. Margins on sales to national chains are generally lower due to quantity pricing, and the Company is experiencing continued downward pressure on its average selling price. Four major national chains accounted for approximately 49%, 43%, and 53% of the Company’s net sales, for the years ended March 31, 2007, 2006, and 2005, respectively. One chain accounted for 41%, 36%,and 36% of sales in the years ended March 31, 2007, 2006, and 2005, respectively, and one other chain accounted for 11% of sales in the year ended March 31, 2005. The Company also had one significant non-chain customer that accounted for 11.0% of sales in the year ended March 31, 2006.
The Company believes that price competition and continuing industry consolidation will continue to affect the marketplace for the foreseeable future. To address the competitive and unpredictable nature of the oxygen conserver marketplace, the Company is pursuing the following strategy:
•	Development of additional oxygen conservers with a view to diversifying our product line in order to offer customers a range of oxygen conservation choices.
Over the past several years, the Company has introduced several additional models of electronic conservers, pneumatic conservers, and the SAGE Oxygen Therapeutic Device. These products expand the breadth of the Company’s product line and offer additional features to enhance their competitiveness in the marketplace. For example, the SAGE device senses a patient’s movements

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
and automatically adjusts the rate of oxygen delivery in order to reduce the risk of desaturation as activity increases.
•	An effort to expand the Company’s product offerings in order to reduce its dependence upon the oxygen conserver sector.
The Company has invested in the development of diagnostic and therapeutic devices for the high-growth sleep disorder market. The first of these products are currently undergoing testing and finalization of product design. While reports to date have been encouraging, the Company cannot predict at this time when it will commercially introduce such products, nor can it estimate the level of success it might achieve in selling products for the sleep market. In addition to the sleep products, the Company is considering other opportunities which might expand the product lines it offers for the home health care market.
•	A continued promotional and educational campaign with respect to the benefits of the TOTAL O2 system.
The Company believes that the changing reimbursement environment should benefit the home transfill systems because of the opportunity for significant cost savings presented by such systems. While the TOTAL O2 system was first introduced in 1998, sales were adversely affected by several factors, including home care providers’ reluctance to invest in the higher cost of the TOTAL O2 Delivery System to achieve lower monthly operating costs. Continuing pressure on reimbursement rates and the establishment of a separate reimbursement category for trans-fill systems may represent an emerging opportunity to promote the benefits of the TOTAL O2 system.
•	Continuing efforts to reduce manufacturing costs.
Recognizing the likelihood of continued pricing pressure for supplemental oxygen equipment, the Company is continuing its efforts to reduce its manufacturing costs. These efforts include implementation of internal practices intended to lower such costs, as well as out-sourcing the production of certain components and processes.
While management believes the current growth strategy should enhance the Company’s competitive position and future operating performance, continuing price pressure on our conservers and concerns about reimbursement changes have depressed operating results for the last two fiscal years. In addition, the Company’s increased dependence on a limited number of large customers has increased the volatility of our operating results. Management of the Company will continually monitor these trends and will attempt to remain flexible in order to adjust to possible future changes in the market for respiratory care devices. For information that may affect the outcome of forward-looking statements in this Overview regarding the Company’s business strategy and its introduction of new products, see Outlook: Issues and Risks beginning on page 18 of this report.
Results of Operations
Net sales for the years ended March 31, 2007 and 2006 decreased by $3,373,000 (15.1%) and $1,933,000 (8.0%), respectively, as compared to the same periods in the prior yeasr. The primary reasons for the decrease in sales for the years ended March 31, 2007 and 2006, respectively as compared to the previous years have been a reduction in sales volume, and the price reductions on conservers, as well as decreases in TOTAL O2 system sales and a decrease in sales to foreign distributors. Worldwide unit sales of conservers and therapeutic devices for the years ended March 31, 2007 and 2006 decreased 10.0% and increased .8% respectively, while the decrease in worldwide revenues from conserver and therapeutic device sales was 16.9% and 11.3% for the same periods. Domestic conserver and therapeutic device unit sales decreased 2.6% and 13.6%, while international conserver and therapeutic device unit sales decreased 40.1% and increased 203.7% for the years ended March 31, 2007 and 2006 respectively. Decreased per-unit conserver revenues over the past two years are due to price reductions, the impact of national chain contract pricing, and the changing product mix, as pneumatic conservers are generally priced lower than electronic conservers. As noted above, the Company is experiencing continued downward pressure on its average selling price. In addition, future operating results may be increasingly dependent upon purchase decisions of a limited number of large customers.

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
Revenues from TOTAL O2 system sales decreased 25.5% for the year ended March 31, 2007, and increased 2.8% for the year ended March 31, 2006 as compared to the same periods in the prior years. The Company believes that the January 2, 2006, modification of reimbursement procedures that provides for the title of equipment being used by a patient to transfer to the patient after 36 months, and concern over the implementation of competitive bidding and its potential impact on reimbursements negatively impacted sales of TOTAL O2 during the year ended March 31, 2007. The new reimbursement category created by CMS for transfilling systems that went into effect on January 1, 2007, may have a positive impact on the market for transfilling systems, such as the TOTAL O2 system, once the impact of the implementation of competitive bidding becomes settled.
Sales to foreign distributors represented 16.8% and 19.5% of net sales the years ended March 31, 2007 and 2006, respectively. Foreign sales declined by 26.9% for the year ended March 31, 2007 after showing a 208.4% increase for the year ended March 31, 2006 as compared to the respective prior year periods. The decrease for the year ended March 31, 2007 was driven by a 40.6% decrease in conserver sales compared to the prior year. The year ended March 31, 2006 saw a 331.2% increase in conserver sales to foreign distributors over the previous year. Management believes the spike in conserver sales to foreign distributors in the 2006 fiscal year resulted in large part from certain foreign customers ramping up their inventory of conservers in order to comply with regulatory requirements. Notwithstanding the current year decline, management believes there may be substantial growth opportunities for the Company’s products in a number of foreign markets, and currently expects an increase in sales to foreign distributors during the upcoming twelve months. However, quarter-to-quarter sales may fluctuate depending on the timing of shipments. All foreign sales are denominated in US dollars.
Cost of sales as a percent of net sales increased from 67.6% to 72.12% and from 60.0% to 67.6% for the years ended March 31, 2007 and 2006, respectively. This was partially a result of the downward price pressures in the market place, as well as increased sales to chain customers and those with quantity pricing arrangements. We currently expect continued downward price pressure for the foreseeable future. In accordance with the Company’s policy to provide a reserve against excess or slow-moving inventory, in March 2006 the Company established a $739,000 reserve against certain slow-moving inventories related to its SAGE Oxygen Therapeutic Device. In the latter part of fiscal 2005, the Company had a significant inventory build up to fill certain customer orders and anticipated customer orders. Certain of these orders did not materialize. Prior to the application of the reserve, the book value of the SAGE inventory was approximately $1,484,000. In March of 2007 the Company increased its reserve for slow-moving inventory by $185,000 as a result of the impact of current market conditions on sales of the SAGE device as well as the impact of the introduction of the new OMNI-5 and OMNI-2 oxygen transfilling systems. Sales of the SAGE inventory continue, and the Company intends to continue to market and support the SAGE Oxygen Therapeutic Device in the future.
Selling, general, and administrative expenditures increased from 30.4% to 33.3% and from 28.6% to 30.4% of net sales for the year ended March 31, 2007 and 2006, respectively, as compared to the same period in the prior year primarily due to the decrease in sales. While the Company’s ongoing cost reduction efforts have helped align staffing and operating expenses more closely with current sales expectations, and have decreased actual selling, general, and administrative expenditures, decreases in sales revenues have resulted in selling, general and administrative costs increasing as a percentage of net sales. Research and development expenses decreased by $108,000 and increased $101,000 for the years ended March 31, 2007 and 2006, respectively, as compared to the prior years. Currently, management expects research and development expenditures to total approximately $1,754,000 in the fiscal year ending March 31, 2008, on projects to enhance and expand the Company’s product line.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
Based on current earnings performance and projections, a full valuation allowance $2,046,000 has been placed on the Company’s deferred tax assets. The Company has Federal net operating loss carryforwards of $1,459,000 expiring in 2027 and California net operating loss carryforwards of $3,442,000 expiring in 2013.
Financial Condition
At March 31, 2007, the Company had cash totaling $375,000 or 3.2% of total assets as compared to $935,000 or 6.6% at March 31, 2006. The decrease in the Company’s cash balance is due to the overall decrease in the Company’s sales. Net working capital decreased from $9,806,000 at March 31, 2006, to $7,266,000 at March 31, 2007. Net accounts receivable decreased $844,000 during the year ended March 31, 2007, also due to the decrease in sales. Future increases or decreases in accounts receivable will generally coincide with sales volume fluctuations and the timing of shipments to foreign customers. During the same period, inventories increased $176,000, while cash decreased by $560,000. In March 2006, the Company established a $739,000 reserve against slow-moving inventories related to the SAGE device inventory. The Company experienced a significant inventory build up in the latter part of fiscal 2005 to fill certain customer orders and anticipated customer orders of the SAGE device. Certain of these orders did not materialize. The Company attempts to maintain sufficient inventories to meet its customer needs as orders are received and new products are introduced. Thus, future inventory and related accounts payable levels will be impacted by the ability of the Company to maintain its safety stock levels. If safety stock levels drop below target amounts, then inventories in subsequent periods will increase more rapidly as inventory balances are replenished.
Historically, the Company has depended primarily upon its cash flow from operations to finance its inventory and operating expenses and to meet its capital requirements. The Company’s efforts to expand its product line and enter the sleep disorder market may require significant cash resources for product development, manufacturing, and marketing. If the Company does not increase its capital resources, it may be required to delay development of products for the sleep disorder market and its growth may be constrained by other measures taken to conserve cash. During the next twelve months, the Company intends to seek outside financing arrangements in order to facilitate its ability to fund anticipated capital expenditures, support its development of the sleep products, and enhance its working capital resources. Financing may be obtained through the sale of equity or debt securities, through the establishment of credit arrangements or through some combination of the foregoing. The Company does not have in place of any arrangements to raise additional funds through the sale of securities and it is not possible at this time to determine the terms upon which securities might be sold, or if the Company can raise any funds from prospective investors. In March 2007, the Company entered into a one-year factoring arrangement which provides for the sale of certain of the Company’s accounts receivable up to $1,500,000. Assignments under the agreement bear interest at the bank’s prime rate plus 2% to 3% depending on the total accounts receivable balance assigned. The Company has a minimum monthly interest payment of $6,000 beginning in April 2007. The Company expects capital expenditures during the next twelve months to be approximately $100,000.
The following table aggregates all of the Company’s material contractual obligations as of March 31, 2007:
Payments Due By Period

Contractual		Less than 1	1-3	3-5	After 5
Cash Obligations	Total	Year	Years	Years	Years

Operating lease obligations	$579,000	$459,000	$120,000	—	—
Minimum royalty obligations	$2,172,000	$530,000	$1,507,000	$90,000	$45,000
Employee obligations	$360,000	$160,000	$200,000	—	—
Capital lease obligations	$4,000	$4,000	—	—	—
Factoring agreement	$72,000	$72,000	—	—	—
Operating lease commitments consist primarily of a real property lease for the Company’s corporate office, as well as minor equipment leases. Payments for these lease

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
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
Inventories — the Company provides a reserve against inventories for excess and slow-moving items. The amount of the reserve is based on an analysis of the inventory turnover for individual items in inventory. The likelihood of material write-downs is dependent on customer demand and competitor product offerings.
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

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
expected to be realized. The likelihood of a material change in the expected realization of these assets depends on the Company’s ability to generate future taxable income.
Outlook: Issues & Risks
This report contains forward-looking statements which reflect the Company’s current views with respect to future events and financial performance. These forwardlooking statements are subject to certain risks and uncertainties, which may cause actual operating results to differ materially from currently anticipated results.
Factors that could cause actual results to differ materially include but may not be limited to the following:
•	Our future results depend upon our ability to successfully introduce new products.

•	Our operating results, profitability and operating margins have been adversely affected by price pressure on our principal products.

•	We are highly dependent upon a limited number of large customers, which may increase the volatility of our future operating results.

•	We are dependent upon a single product line, which increases our vulnerability to adverse developments affecting the market for supplementary oxygen.

•	Changes and prospective changes in the administration of health care may disrupt the market for our products, resulting in decreased profitability.

•	We operate in a highly competitive environment which has contributed to our reduced operating margins.

•	If we are unable to stay abreast of continuing technological change, our products may become obsolete, resulting in a decline in sales and profitability.

•	Failure to protect our intellectual property rights could result in a loss of market share.

•	Our profitability would be adversely affected if we incur uninsured losses due to product liability claims.

•	Our dependence upon third party suppliers exposes us to the risk that our ability to deliver products may be adversely affected if the suppliers fail to deliver quality components on a timely basis.
Risk factors are disclosed in the Company’s Annual Report and Form 10K under the title Item 1A. Risk Factors. You may obtain a copy of the Company’s Form 10K at the SEC website http://www.sec.gov or at the Company’s website www.chadtherapeutics.com or by contacting the Company at the address listed on the final page of this report.
Accounting Standards
In June 2006, the Financial Accounting Standards Board ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement.” The EITF provides guidance on the proper presentation of tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and requires disclosure of the Company’s accounting policy decision. The consensus becomes effective for periods beginning after December 15, 2006. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” Interpretation No. 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In September 2006, the Financial Accounting Standards Board issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB

Management’s Discussion and Analysis of Financial
Condition and Results of Operation
108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The requirements are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The implementation of this interpretation did not have a significant impact on the Company’s financial statements.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 157 “Share-Based Payment.” SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 applies only to fair-value measurements that are already required or permitted by other accounting standards. The Statement is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is evaluating the impact of this interpretation and does not anticipate a significant impact to its financial statements upon implementation.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 158 “Employer’s Account for Defined Benefit Pension and Other Post-retirement Plans.” SFAS 158 requires employers to recognize on their balance sheets the funded status of pension and other post-retirement benefit plans as of December 31, 2006, for the calendar-year public companies. SFAS 158 will also require fiscal-year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The Company does not have a defined benefit pension plan, nor does it have any other post-retirement plans and therefore does not anticipate a significant impact to its financial statements upon implementation.

Corporate Data
Officers
THOMAS E. JONES
Chairman
EARL L. YAGER
Chief Executive Officer and President
ALFONSO DEL TORO
Vice President, Manufacturing
TRACY A. KERN
Chief Financial Officer
ERIKA LASKEY
Sr. Vice President, Sales and Marketing
KEVIN McCULLOH
Sr. Vice President, Engineering &
Product Development
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
Rose, Snyder & Jacobs
Encino, California
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

Quarter Ended	High	Low

June 30, 2005	3.87	3.62
September 30, 2005	3.81	3.71
December 31, 2005	3.60	3.36
March 31, 2006	2.90	2.50
June 30, 2006	3.05	2.41
September 30, 2006	2.85	1.46
December 31, 2006	3.06	1.86
March 31, 2007	2.42	1.42
As of June 12, 2007, there were approximately 217 shareholders of record and approximately 2,000 beneficial owners of the Company’s common stock. No cash dividends have been paid on the common stock.
SEC Form 10-K
A copy of the Company’s annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:
Chief Financial Officer
CHAD Therapeutics, Inc.
21622 Plummer Street
Chatsworth, CA 91311